Form 20-F
period 2002-03-31
HIBERNIA FOODS PLC
filed 2002-09-27
CIK 879529

FORM 20-F

(Mark One)

9

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

:

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

9

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 For the fiscal period ended:

March 31, 2002

 Commission file number:

 0 - 20752

HIBERNIA FOODS plc

(Exact name of Registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

68 Merrion Square, Dublin 2, Ireland

(Principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None

Name of each exchange on which registered:  Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares (par value € 0.088881 per share)*

Each represented by one American Depositary Share

(Title of each Class)

* Not for trading, but only in connection with the registration of

American Depositary Shares pursuant to the requirements of the

Securities and Exchange Commission

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  23,580,504 ordinary shares; and 600,000 deferred ordinary shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities

 Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such

reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   X      No __

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17           Item 18   X_

The noon buying rate for the Euro as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2002

 was $0.8717 for one Euro, and on September 23, 2002 the noon buying rate of exchange for the Euro as certified for customs purposes by the Federal Reserve Bank of New York was $ 0.9822 for one Euro.

Definitions....…………………………………………………………………………........……......3

Forward-Looking Statements..………………….………………………………..…........…………3

Incorporation by Reference..………………………………………………………........…………..3

  PART I

Item 1.

  Identity of Directors, Senior Management and Advisers

4

Item 2.

Offer Statistics and Expected Timetable

4

Item 3.

  Key Information

4

Item 4.   Information on the Company

12

Item 5.   Operating and Financial Review and Prospects

25

Item 6.

  Directors, Senior Management and Employees

40

Item 7.

  Major Shareholders and Related Party Transactions

47

Item 8.

  Financial Information

 49

Item 9.

  The Offer and Listing

50

Item 10.  Additional Information

51

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

62

Item 12.  Description of Securities Other than Equity Securities

63

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

67

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

67

Item 15.  Controls and Procedures........................................................................................

..........67

Item 16   [Reserved]..............................................................................................

...........67

PART III

Item 17.  Financial Statements

67

Item 18.  Financial Statements

67

Item 19.  Exhibits

 102

#

Definitions

Unless otherwise indicated, all references in this annual report to “we” or "Hibernia" refer to Hibernia Foods plc and its subsidiaries.

“Ordinary  shares” refer to the ordinary shares, par value €0.088881  each, of Hibernia Foods plc.  “ADSs” refer to the American Depositary Shares issuable in respect of ordinary shares deposited pursuant to the Deposit Agreement dated as of October 22, 1992 and amended and restated as of October 16, 1995 among Hibernia, The Bank of New York as depositary (the “Depositary) and owners and holders of ADRs (the “Deposit Agreement”). ADSs are evidenced by the American Depositary Receipts (“ADRs”) delivered by the Depositary in accordance with the provisions of the Deposit Agreement.

Our fiscal years ended March 31, 2002, 2001, 2000, 1999 and 1998, are sometimes referred to herein as “fiscal 2002”, "fiscal 2001”, “fiscal 2000", “fiscal 1999" and "fiscal 1998",  respectively.

Unless otherwise indicated, all market data contained in this annual report relating to market share percentages, market value and rank in the food industry in the United Kingdom has been obtained from Taylor Nelson Sofres Superpanel (“TNS”), an independent market research company.  TNS tracks retail sales through scanner data.  All data contained in this annual report in respect of market size and share is based on retail selling prices, except data relating to the food service frozen desserts market which is at caterers’ selling prices. The definition of the market by TNS which may vary from period to period. We believe such market data to be reasonable.

Forward-Looking Statements

In this report, and from time to time in public statements made by our management, we have made and will continue to make forward-looking statements concerning our operations, economic performance and financial condition, including the likelihood of success in developing and expanding our business.  These statements are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  They reflect future business decisions which are subject to change.  Some of these assumptions inevitably will not materialize, and unanticipated events may occur which will affect our results.

Incorporation by Reference

This report, filed under Section 13(a) of the Securities  Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements.

#

PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

Not applicable

Item 2.  Offer Statistics and Expected Timetable.

Not applicable

Item 3.  Key Information.

Selected Financial Data

Commencing in fiscal 2002, we have published our consolidated financial statements in Euros.  Prior to that period, we published our consolidated financial statements in Irish pounds.  In this report we have translated all Irish pounds to Euros at the official fixed conversion rate between the Euro and the Irish pound, which is €1=IR£0.787564  (IR£1= €1.269738).  Because it is a fixed conversion rate,  the use of the Euro rather than the Irish pound has no effect on the comparative results of the periods reported on.  Consolidated financial statements reported in Euros depict the same trends as they would have depicted if they had been reported in Irish pounds prior to our reporting in Euros in fiscal 2002.  However, consolidated financial statements reported in Euros may not be comparable to financial statements of other companies that have been restated in Euros from a local currency other than the Irish pound.

References in this report to "dollars" or "$" are to United States dollars.  References to "£" are to British pounds sterling.  Amounts stated in dollars, except where otherwise specifically noted, are included solely for convenience and are stated as a matter of arithmetical computation only. Such statements should not be construed as representations that the Euro or the British pound sterling amounts actually represent or could be converted into dollars at the rate so indicated.  Unless otherwise indicated, such Euro and British pound sterling amounts have been translated into United States dollars at the rates of €1=$0.8717 and £1.00 = $1.4250, the noon buying rates for the Euro and British pounds sterling, respectively, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rates") on March 31, 2002, the date of our most recent balance sheet herein.

The following tables set forth for fiscal 2000, 2001 and 2002 certain information concerning the Noon Buying Rate for Euros,  and for fiscal 1998 and 1999 for Irish pounds at the official fixed conversion rate for Euros, expressed in dollars.

 Average (1)

Fiscal 1998.........................................$1.1430

Fiscal 1999.........................................$1.1295

Fiscal 2000.........................................$1.0237

2000 (through March 31, 2000)

Fiscal 2001.........................................$0.9068

Fiscal 2002.........................................$0.8797

                                                                 High

    Low

March 2002…………………...$0.8836

$0.8652

April 2002…………………….$0.9028

$0.8750

May 2002……………………..$0.9373

$0.9022

June 2002…….……………….$0.9885

$0.9390

July 2002...................................$1.0156

$0.9730

August 2002..............................$0.9882

$0.9640

On September 23, 2002 the Noon Buying Rate was €1 = $0.9822.

The following tables set forth for the periods indicated certain information concerning the Noon Buying Rate for British pounds sterling expressed in dollars per £1.00.

                                                                                     Average (1)

Fiscal 1998...........…….........................$1.6463

Fiscal 1999..................……..................$1.6525

Fiscal 2000..................……..................$1.6084

Fiscal 2001..................……..................$1.4737

Fiscal 2002……....................................$1.4320

      High            Low

March 2002.. ………………….$1.4287

$1.4146

April 2002 …………………….$1.4592

$1.4310

May 2002……………………...$1.4676

$1.4474

June 2002……………………...$1.5285

$1.4574

July 2002....................................$1.5800

$1.5206

August 2002...............................$1.5709

$1.5192

On September 23, 2002 the Noon Buying Rate was £1.00 = $1.5575._

__________

(1)

The average of the Noon Buying Rates on the last day of each month during the relevant period.

Unless otherwise indicated, the financial information relating to Hibernia in this report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The following selected consolidated financial information of Hibernia and its subsidiaries as of March 31,  2002, 2001, 2000, 1999 and 1998 and for the fiscal years ended March 31,  2002,  2001,  2000, 1999 and 1998 has been derived from the audited consolidated financial statements of Hibernia. The information should be read in conjunction with the financial statements, related notes and other financial information included herein.

Statement of Operations Data:

Year ended March 31,

2002	2002	2001	2000	1999	1998
$000(1)	€000	€000	€000	€000	€000

Product revenue 175,474 201,301 131,744 114,285 81,568 52,107
Cost of products sold (145,093) (166,449) (113,582) (95,452) (68,822) (43,318)
Gross profit 30,381 34,852 18,162 18,833 12,746 8,789
Operating expenses (37,163) (42,633) (28,006) (22,152) (15,534) (6,717)
Restructuring and Impairment charges — — (2,442) — — —
Operating profit/(loss) (6,782) (7,781) (12,286) (3,319) (2,788) 2,072
Income/(loss) before taxation
and extraordinary item (12,868) (14,762) (16,929) (13,203) (10,043) 556
Extraordinary item — — (5,418) — — —
Net income/(loss)
after taxation and
extraordinary item (12,868) (14,762) (22,347) (13,203) (10,043) 396

Basic earnings/(loss) per share
before extraordinary item(2) (0.59) (0.68) (0.98) (1.55) (1.27) 0.06
Basic earnings/(loss) per share
after extraordinary item(2) (0.59) (0.68) (1.30) (1.55) (1.27) 0.06

Diluted earnings/(loss) per share
before extraordinary item(2) (0.59) (0.68) (0.98) (1.55) (1.27) 0.05
Diluted earnings/(loss) per share
after extraordinary item(2) (0.59) (0.68) (1.30) (1.55) (1.27) 0.05

____

(1)

Translated solely for convenience at the Noon Buying Rate on March 31, 2002 of

€1 = $0.8717.

(2)

Earnings/(loss) per share is based on the weighted average number of outstanding ordinary shares and the effect of potential dilutive securities including options, warrants and convertible securities.

Balance Sheet Data:

     March 31,

	2002	2002	2001	2000	1999	1998
	$000 (1)	€000	€000	€000	€000	€000
Working capital	(17,619)	(20,212)	(25,798)	21,539	7,606	(3,247)
Total assets	121,219	139,061	102,051	134,966	88,786	57,915
Total liabilities	109,149	125,214	82,468	105,297	78,563	40,534
Shareholders’ equity	9,215	10,572	12,706	17,590	(1,855)	8,653
Share capital	1,827	2,096	1,730	1,253	663	603
Number outstanding shares(000s)	23,581	23,581	19,449	14,095	7,450	6,787

______

(1)

Translated solely for convenience at the Noon Buying Rate on March 31, 2002 of  €1 = $0.8717.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization and indebtedness as of June 30, 2002.  You should read this table together with our consolidated financial statements and the notes to those statements, as well as Item 5. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” below.

.

             June 30, 2002

                       $000 (1)      €000

Debt:

20,573	23,601
17,513	20,091
12,728	14,602

2,730	3,132
51	58
74	85

1,942	2,228

46	53
70,856	81,285
(2,897)	(3,323)
(57,863)	(66,381)
12,084	13,862
65,753	75,431

   Short term-bank debt

   Long-term bank debt and capital lease obligations.

   8% convertible notes, due 2005

Ordinary shares issued with guarantee

Minority interests-equity

Minority interests-preferred stock of subsidiary

Shareholders’ Equity:

   Ordinary shares, €0.088881  par value: 68,950,000 shares

      authorized;  25,068,425 shares issued and outstanding

   Deferred ordinary shares, €0.088881 par value; 600,000

      shares authorized, issued and outstanding

   Additional paid-in capital

   Accumulated other comprehensive loss

   Retained earnings

Total shareholders’ equity

Total capitalization and indebtedness

_______

(1)

Translated solely for convenience at the Noon Buying Rate on March 31, 2002 of

€1 = $0.8717.

Risk Factors

We do not have a history of profitability

In fiscal 2002, we had a net loss of €14,762,000.  We had a net loss after extraordinary item of approximately €22,347,000 in fiscal 2001. Our net loss before that extraordinary item was €16,929,000 and included nonrecurring restructuring and  impairment charges of €2,442,000.  There can be no assurance as to when we may become profitable.

We are highly leveraged and cannot assure that our cash flow will be sufficient in the future to service our outstanding indebtedness

As of March 31, 2002 we had total outstanding debt of approximately €64,575,000 on a consolidated basis, which included short-term debt of approximately €25,904,000, lease finance liabilities of approximately €1,732,000 and unsecured convertible loan notes in the principal amount of approximately €15,534,000. Such unsecured convertible loan notes have no cash servicing costs until their maturity in May 2005.  Our total debt-to-equity ratio as of that date was 4.7 : 1.  Our ability to pay interest on our debt and to satisfy our other obligations will depend upon our future operating performance.  This in turn will be affected by prevailing economic conditions and by financial, business and other factors, some of which are beyond our control.  There can be no assurance that we will be able to generate sufficient cash flow from operations in amounts to enable us to service our outstanding indebtedness.  If we are not able to generate sufficient cash from operations, then we may be required to take actions, which could include delaying or reducing capital expenditures, seeking to restructure or refinance our existing indebtedness, selling material assets or operations or seeking additional equity.  There can be no assurance that such actions could be taken or would be effective in allowing us to meet such obligations.

We have a large number of ordinary shares eligible for future issuance upon the exercise of options, warrants and convertible securities, and their issuance could cause their market price to fall and thereby require more ordinary shares to become available for issuance

As of August 30, 2002  we had 25,068,425 ordinary shares outstanding.  On that date, we also had:

*

2,692,610 ordinary shares reserved for issuance upon the conversion of 8% convertible notes.

*

6,005,400 ordinary shares reserved for issuance upon the exercise of options granted under our employee stock option plans, and we had 1,254,000 additional ordinary shares issuable upon the exercise of options which may be granted under such plans.  (See Item 6. “Directors, Senior Management and Employees” - Share Ownership)

*

3,488,016 ordinary shares reserved for issuance upon the exercise of our outstanding warrants and other options, including 2,243,842 ordinary shares upon exercise of  non-detachable Class H Warrants in the event of conversion of the 8% convertible notes.

*

At least 27,778 ordinary shares reserved for issuance upon the exchange of preference shares issued by our wholly-owned subsidiary at adjustable exchange rates reflecting market value of the ordinary shares.  A total of 1,000 preference shares are outstanding.  Subject to anti-dilution provisions the rate of exchange is at least 27.7777 ordinary shares for each $100 par value preference share, which was based on the market value of the ordinary shares at the time the preference shares were issued of $3.60 per share.  As long as the market price of the ordinary shares is at least $3.60 per share, the exchange rate will remain at 27.7777 ordinary shares.  If the market price of ordinary shares is less than $3.60 at the time of exchange, more ordinary shares will be issuable upon exchange.  There is no maximum number of ordinary shares which are issuable upon such exchange.

*

600,000 ordinary shares reserved for issuance upon the conversion of non-voting deferred ordinary shares.

Of the foregoing 12,813,804 ordinary shares eligible for issuance, 935,400 ordinary shares are issuable upon the exercise of options and warrants and conversion of convertible notes whose exercise price is lower than the current market price as of August 30, 2002.

As a result, our investors may incur substantial dilution of their investment in ordinary shares.  In addition, the exercise of all or a significant number of such outstanding options and warrants, the conversion of notes, and the exchange of preference shares could result in a significant increase in the number of ordinary shares represented by ADSs, that will be subject to trading on the Nasdaq National Market.  The issue and sales of such additional ordinary shares could have an adverse affect on the market price of the ordinary shares.

We have no assurance of a continued Nasdaq listing if our ordinary share price falls below the Nasdaq minimum bid price, and the Apenny stock@ rules of the SEC would then apply

Our ordinary shares represented by ADSs must, among other things, maintain a minimum bid price of $1.00 per share in order to remain listed on Nasdaq.  If the price of our ADSs were to decline below the minimum bid price, whether caused by dilution as mentioned above or otherwise, .Nasdaq could delist the ordinary shares. The ordinary shares would then be quoted in the over-the-counter market National Quotation Bureau Apink Sheets@ or on the NASD OTC Bulletin Board.  An investor could then find it more difficult to sell his shares.  In addition, if the ordinary shares are delisted from Nasdaq, they might be subject to the low-price security or so-called Apenny stock@ rules that impose additional sales practice requirements on broker-dealers who sell such securities.  The regulations of the SEC relating to penny stocks could restrict the ability of broker-dealers to sell the ordinary shares, and  in that event the market liquidity for such shares could be severely restricted and the ability of investors to sell their shares adversely affected.

There could be adverse effects on Hibernia if there is a change of voting control, including the possible forced sale of its Entenmann=s business and a possible event of default under its outstanding indebtedness

As a result of agreements to which we are a party, in the event of a change of voting control of Hibernia, Bestfoods U.K. Limited has the right to buy back the Entenmann=s business or the Hibernia entity which is operating the Entenmann=s business which is the subject of the change of control. This right is only available if such Entenmann=s business accounts for less than 20% of Hibernia=s aggregate net sales at the time, and at present Entenmann’s accounts for less than 20% of Hibernia’s net sales. The agreements provide that the price payable would be based on a number of criteria including (a) the value of all of the assets directly or indirectly used by the Entenmann’s business, (b) the present value of all future after-tax cash flows, (c) projected volume and price increases, (d) comparable EBITDA multiples of companies quoted on Nasdaq, and (e) any potential loss of synergy.

A change of voting control is defined in the agreements as:

*

the acquisition of more than 25% of its voting stock by persons having the ability to exercise significant influence over its affairs; or

*

the acquisition of more than 50% of its voting stock by persons not presently in control;

but a change of control is not deemed to have occurred if the acquisition of the voting stock is made by one or more accredited investors, if none of such persons is acting for the purpose of making a strategic investment in Hibernia.

A group of our directors, together with entities they control, and other institutional investors in Hibernia, who have agreed with such director group to vote their ordinary shares of Hibernia in unison  and share voting and dispositive power over the Hibernia shares they purchased,  own or have warrants, options and rights to purchase an aggregate of 7,522,499 ordinary shares. The sale by such persons of a substantial portion of the ordinary shares owned to persons meeting the control criteria listed above could trigger these rights of Bestfoods U.K. Limited.

We may not be able to implement our business strategy of growing through selective acquisitions of food companies

We have historically grown through organic growth and acquisitions and anticipate that we will continue to make selective acquisitions of food companies.  Our strategy presents risks inherent in assessing the value, strengths and weaknesses of acquisition opportunities and in managing newly-acquired companies and improving their operating efficiency and profitability.  While we believe that there are a significant number of potential candidates for acquisition, we are unable to predict the number or timing of future acquisition opportunities or whether any such opportunities will meet our criteria or, if such acquisitions occur, whether we will be able to improve operating efficiencies or enhance profitability.  Any diversification by us into other food sectors or markets could present additional risks, given our lack of experience in other food sectors and markets.   Our ability to make acquisitions will depend on the availability of capital, and may depend on the availability of additional debt financing on acceptable terms and subject to compliance with the covenants contained in our debt instruments.   Our ability to make acquisitions and dispositions may also be constrained by the competition laws of the U.K. and the European Union (“E.U.”).

We compete with much larger companies

The food processing business is highly competitive. In each of the principal groups of products we produce and sell - frozen desserts, frozen ready-meals, Entenmann’s brand cakes, and private label chilled desserts -  we compete with a number of companies much larger than Hibernia. Those companies have substantially greater financial and marketing resources than Hibernia.  A number of these competitors have multiple product lines and other resources available to them and may be substantially less leveraged than Hibernia.  Since competition in its markets is intense, our ability to compete effectively cannot be assured.

Competitive pressures or other factors could cause our products to lose market share or could result in significant price erosion, both of which would have a material adverse effect on our results of operations.

We depend upon a few key customers in a concentrated market for much of our business and our sales to them are made on a spot basis rather than under long-term agreements

During the fiscal year ended March 31, 2002, our three largest customers accounted for 46% of our sales, and our ten largest customers accounted for 81% of our sales.  Because the market we sell to is so concentrated and the number of our major customers limited, an adverse change in, or termination of, our relationship with one or more of our major customers could have a material adverse impact on our business and financial condition. In addition, we do not have long-term agreements with our customers for the sale of the food products we manufacture.  Instead, in accordance with customary trade practice our sales are made on a spot basis, and our customers have no contractual obligation to continue purchasing our products.

We record our financial transactions in Euros, and currency fluctuations could distort our financial results

Because we are resident and domiciled in Ireland, we currently record our transactions and prepare our financial statements in Euros.  Our business operations are principally conducted in British pounds sterling. We also have incurred indebtedness in other currencies. In periods when the British pound sterling fluctuates against the Euro, our financial statements  which are reported in Euros may be materially distorted.  Fluctuations in the exchange rates affect the revenues and net income reported, as well as the book value of our assets, the amount of our indebtedness and the amount of our shareholdersU equity. We do not hedge against currency rate fluctuations.

We might not continue to manage our growth efficiently

As a result of our recent acquisitions, we currently are experiencing a period of rapid growth that places a strain on our administrative, managerial and operational resources.  This growth is expected to create new responsibilities for management personnel, as well as added demands upon our operating and financial systems.   This planned expansion, if achieved, would place a further strain on our resources and increase operating costs.  Our ability to manage our staff and growth effectively will require us to continue to improve our operations, financial and management controls, reporting systems and procedures and to train, motivate and manage our employees. Although we believe our investments are justified by market demand, to the extent such expenditures are incurred and revenues do not correspondingly increase, our business, financial condition and results of operations will be materially and adversely affected.

We depend on the continued services of our key personnel

Our success depends to a large extent upon the continued services of our senior management and upon our ability to attract and retain key operating personnel.  We have entered into employment agreements with Oliver Murphy, our Chairman and Chief Executive Officer, and with Colm Delves, our Chief Financial Officer. The loss of the services of any such employee could have a material adverse effect on us.  While our success depends in part upon such personnel, we believe that there are other qualified managers in the food processing industry.  However, there can be no assurance that we would be able to recruit such qualified managers and, if so, on what terms.

Our business is subject to seasonal fluctuations

Our business is seasonal, with a large portion of our sales and earnings generated in the third quarter of each fiscal year, i.e. October through December.  These fluctuations are based on customers= increased stocking of our products in anticipation of heavy demand during the Christmas holiday season.  In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products, the scheduling of promotional activities by our customers, and may be affected in the future by the timing of any acquisition completed by us.  We believe that quarterly comparisons of the results of our operations during any fiscal year are not necessarily meaningful and that results for one fiscal quarter should not be relied upon as an indication of future performance.

We are subject to complex environmental laws and are subject to the risk of claims that we failed to comply with their provisions

The properties we own and occupy in the U.K. and our operations are controlled by various U.K. and E.U. legislation which relate to environmental matters. Our operations and properties are subject to a wide variety of increasingly complex and stringent national and local environmental regulations governing the storage, handling, generation, treatment, emission, and disposal of certain substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees.  As such, the nature of our operations exposes us to the risk of claims with respect to environmental matters.

The enforcement of United States securities laws against Hibernia and its management could be difficult

The majority of our directors and senior management reside outside of the United States.  All of our assets are located outside of the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments against us or such persons.

Item 4. Information on the Company.

History and Development of Hibernia Foods plc

We are an Irish public limited company with headquarters in Dublin, Ireland.  We were organized on August 14, 1991.

Until July 1997, we had been engaged solely in the business of purchasing beef and other meats primarily in Ireland for export.  As a result of uncertainties in the beef market, largely as a result of bovine spongiform encephalopathy, also known as “mad cow disease”, we concluded in late 1996 that it was in the long-term interest of our shareholders to pursue a diversification strategy to engage in other lines of food-related business. We are no longer engaged in the beef business.

Pursuant to this diversification strategy, in July 1997 we acquired Majestic Food Group Limited (“Majestic”), which was engaged in the frozen desserts and frozen ready-meals business in the U.K., for cash and ordinary shares.

In September 1998, through our wholly-owned U.K. subsidiary, Hibernia Brands Limited, we purchased the Entenmann’s cake business and the Mr Brain’s savory meatballs business owned by Bestfoods U.K. Limited (“Bestfoods”), for £11,250,000 in cash and 550,000 ordinary shares. These assets included licenses to use the Entenmann’s brand name and recipes and the Napolina brand name.

In September 1998, through our wholly-owned U.K. subsidiary, Hibernia Foods Limited, we purchased assets related to the frozen dessert business of Freshbake Foods Limited, a subsidiary of Vlasic Foods International Inc. for £3,134,000 in cash. These assets, consisting of the Peterlee manufacturing facility in northeastern England and its equipment, had been principally used in connection with our production of frozen donuts, hot puddings and fruit cobblers.  During the fourth quarter of fiscal 2001, we commenced the operational restructuring of our frozen desserts business, which included closing the Peterlee frozen desserts manufacturing facility and transferring certain assets and the production of most of the products made there to our other facilities.  See Item 5. “Operating and Financial Review and Prospects” below.

We entered the chilled desserts market during fiscal 2001 with the launch of a number of Entenmann’s brand chilled desserts.  On April 1, 2001 we expanded our chilled desserts business and our frozen food-service desserts business with the acquisition of the  private label chilled desserts business and related assets of La Boheme Limited for £2,500,000 in cash.  La Boheme, a U.K. company,  produces and sells a range of  private label premium desserts, such as choux buns and tartes aux fruits, for the U.K. food chain, Tesco plc.

On June 4, 2001, we acquired 100% of the shares of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited (together, the “Sara Lee UK Bakery Business”), both U.K. frozen dessert manufacturing subsidiaries of Sara Lee UK Holdings plc.  In the twelve months ended March 31, 2001, the Sara Lee UK Bakery Business had been the largest producer of retail frozen desserts in the United Kingdom with a 21% share of that market. In addition, we entered into a License Agreement with Sara Lee International to use certain trademarks incorporating the Sara Lee brand name and logo in the U.K. and Ireland.  The purchase price was £4,700,000 in cash, of  which £3,900,000 was paid for the shares and £800,000 for the license.

Excluding the acquisitions we have made, in the last three fiscal years we have invested approximately £10,300,000 (€16,900,000) in improvements in our plant and equipment.

Business Overview

We produce and sell frozen desserts, frozen ready-meals, Entenmann’s brand cakes, and private label chilled desserts.  Our principal operations are conducted in the U.K. through our wholly-owned subsidiaries.

·

Our frozen desserts products accounted for approximately 63% of our revenues in fiscal 2002 and consisted of a wide range of products, including layer cakes, Danish pastries, meringue-based desserts, individual-serving desserts and hot puddings.  We were the largest producer of all retail frozen desserts in the United Kingdom with a 37% share of the total U.K. retail frozen dessert market in fiscal 2002. Revenues from the sale of frozen desserts are generated from sales of  private label products and from sales of branded products, principally under the Sara Lee brand name.

·

Our frozen ready-meals and frozen meatball products accounted for approximately 16% of our revenues in fiscal 2002 and consist of a range of private label traditional British and ethnic main-meal dishes, Italian main-meal dishes marketed under the Napolina brand name, and pork meatball products marketed under the Mr Brain=s brand name. Mr Brain=s brand pork meatball products have been produced in the U.K. for over 100 years and dominate the U.K. frozen pork meatball sector with a market share of over 99% in fiscal 2002.

·

We produce Entenmann=s brand cakes, which accounted for approximately 12% of our revenues in fiscal 2002. These consist of fresh and chilled sweet baked goods and include carrot cakes,  cheesecakes and Danish pastries.

•

We produce private label chilled desserts, which accounted for 9% of our revenues in fiscal 2002. These include choux buns, tartes aux fruits, cream cakes and pies.  Following our acquisition of the chilled desserts business and related assets of La Boheme Limited in April 2001, we established this as a new reporting segment, or division, of Hibernia.

Our principal executive offices are located at 68 Merrion Square, Dublin 2 Ireland.  Our telephone number is +353-1-661-1030.  In the United Kingdom, our principal offices are located at 2-32 Oakesway, Oakesway Business Park, Hartlepool, TS24 ORE United Kingdom, and our telephone number is +44-1429-221-621. Our internet website is www.hiberniafoods.ie.

Products

We produce frozen desserts,  frozen ready-meals,  Entenmann’s brand cakes,  and private label chilled desserts.

Frozen Desserts

Frozen desserts accounted for 63% of our revenues in fiscal 2002.

We manufacture a wide range of products in the frozen desserts  category.  These include double chocolate layer cakes, decorated layer cakes, Danish pastries, meringue-based pies and desserts (pavlova and roulade), dairy cream sponge cakes, cheesecakes, individual-serving desserts and hot puddings sold under both private label and under our Sara Lee and Majestic brand names.

We produce over 700 different frozen dessert products which compete in almost all sectors of the retail frozen desserts market.  Of these, we sell over 200 products under the Sara Lee brand name.  Although the U.K. frozen desserts market as a whole is relatively mature and certain sectors are contracting, other sectors demonstrated growth in fiscal 2002, such as cheesecakes. As a result, we continually develop and introduce new products in order to satisfy changing consumer tastes. Approximately 33% of our frozen desserts products were launched during fiscal 2002, and we expect this policy of constantly updating and revitalizing the product range will continue.

In addition to producing frozen desserts for the retail market, we are engaged in producing frozen desserts for the food-service market.  The food-service market consists of purchasers such as restaurants, schools, hotel chains, and other entities which serve food to customers and guests.  Revenues from the food-service market constituted approximately 14% of our total frozen desserts sales in fiscal 2002 compared with 12% in fiscal 2001, and we believe this area of the business will continue to grow.  Products for the food-service market are generally the same kinds of desserts as are sold to the retail market, but are larger in size and weight, often pre-portioned and hand finished.

In fiscal 2002, we extended our retail frozen desserts product range into a new category called In-Store Bakery (“ISB”).  ISB represents the market for part-finished products, which are supplied to retail chains and stores and then finished at the retailer.  This represents an innovative means by which retailers are able to present the  products as having been prepared on their own premises, thereby conveying an attribute which may be described as “freshly-baked”. Our line of ISB products is similar to our finished frozen dessert line. The ISB market in the U.K. generated revenues of approximately £186,000,000 in fiscal 2002 and represented growth over the prior year of approximately 8%.

Frozen Ready-meals

Frozen ready-meals accounted for 16% of our revenues in fiscal 2002.

Our most significant single line of products in the frozen ready-meals category is the Mr Brain’s business, which accounted for 45% of our frozen ready-meals revenues in fiscal 2002.  Mr Brain’s brand products are well-known in the U.K. and consist principally of frozen pork meatballs in gravy.  Mr  Brain’s brand pork meatballs have been produced in the U.K. for over 100 years and accounted for over 99% of the U.K. market of £13,900,000 in fiscal 2002.

We manufacture approximately 80 different products  in the frozen ready-meals category.  These consist primarily of  traditional British cuisine such as beef with yorkshire pudding, Italian ready-meals sold under the Napolina brand, and ethnic dishes with rice.  In addition to the Napolina brand, we also make products which are sold under the Hibernia and Prime Chef  brands, as well as under private label.  Approximately 15% of our frozen ready-meals products were launched during fiscal 2002.

Entenmann’s Brand Cakes

Entenmann’s brand cakes accounted for 12% of our revenues in fiscal 2002.

The Entenmann’s  brand name is well known in the United States and, since its introduction in the U.K.,  has been one of the fastest growing brands in the U.K. convenience food sector. Under the terms of our agreement with Bestfoods,  we acquired an exclusive license to use certain Bestfoods trademarks, including Entenmann’s, on and in connection with the manufacture, marketing, sale and distribution of sweet baked goods in the United Kingdom, Ireland and geographic Europe.  (See “Trademarks, Copyrights and Patents” below.)  We thereby acquired rights to produce and market more than 270 different products in over 50 countries in Europe.

Since October 1998 we have produced and marketed fresh cakes under the Entenmann’s brand name and in fiscal 2001 commenced the production and marketing of Entenmann’s brand chilled cakes.  Fresh cakes do not require refrigeration, whereas chilled cakes are stored and sold from refrigeration units.  Our Entenmann’s brand cakes include a wide variety of products, such as carrot cake, various kinds of fudge cakes and brownies; New York-style cheesecakes; Danish pastries; and seasonal products specifically made for the Christmas market.

We intend to enlarge our Entenmann’s brand line of cakes by the addition of small cakes, i.e. individual servings,  as we believe a significant market exists for products smaller than a regular-size cake.  This new line of cakes will be marketed to restaurants, coffee shops and similar retail establishments.

Private Label Chilled Desserts

Private label chilled desserts accounted for 9% of our revenues in fiscal 2002.

Since our acquisition of the chilled desserts business of La Boheme Limited in April 2001, we have produced a wide-range of chilled desserts, including choux buns, tartes aux fruits, cream cakes and pies, sold under private label.  Chilled dessert products are sold to consumers from refrigeration units, rather than freezer units, in retail stores.

Our private label chilled desserts products are produced solely for Tesco plc.  Approximately 30 products are currently being sold, and this range is updated on a regular basis to take account of changes in consumer tastes, with approximately one-third of the products updated or changed on an annual basis. The chilled desserts sector of the convenience food sector, in which we operate, is a growing sector of the market.  In fiscal 2002, it amounted to approximately £300,000,000 in the U.K. and grew by 2% over the previous year.

Comparative Sales Analysis

The following table sets forth our revenues during the past three fiscal years of each of our four principal categories of products at the time - frozen desserts, frozen ready-meals,  Entenmann’s brand cakes, and private label chilled desserts -  together with miscellaneous revenues.  All of our sales were made in Europe.

         Year ended March 31,

	2002	2002	2001	2000
	$000s(1)	€000s	€000s	€000s
Frozen desserts	110,162	126,375	75,878	73,683
Frozen ready-meals	28,309	32,475	35,089	27,087
Entenmann’s brand cakes	20,198	23,172	20,517	13,292
Private label chilled desserts	16,708	19,168	0	0
Miscellaneous (2)	97	111	260	223
Total revenue	175,474	201,301	131,744	114,285

_____

(1)

Translated solely for convenience at the Noon Buying Rate on March 31, 2002 of

€1 = $0.8717.

(2)

Miscellaneous revenues were derived from our sales of export beef licenses which remained in effect after we had withdrawn from the beef export business.

Competition

The food industry is highly competitive. In each of the principal groups of products we produce and sell - frozen desserts, frozen ready-meals, Entenmann’s brand cakes, and private label chilled desserts -  we compete with a number of companies much larger than us. Those companies have substantially greater financial and marketing resources than we have.  A number of these competitors have multiple product lines and other resources available to them and may be substantially less leveraged than we are.  Since competition in our markets is intense, our ability to compete effectively cannot be assured. Competition is based on a number of different factors, ranging from solely on price in certain sectors to the breadth of variety and uniqueness in others.

We market our products under the names and trade dress of our customers, called “private label products,” and under our own various brand names, called “branded products.”

Frozen Desserts

We compete in the retail frozen desserts market with both private label products and with branded products. Ten of the largest retail chains in the U.K. share approximately 87% of that market, and we supply each of those retail chains with frozen dessert products.

In fiscal 2002, we were the largest producer of all retail frozen desserts in the U.K.  We had a market share of 37% of  the total retail U.K. frozen dessert market, which aggregated approximately £287,000,000 in fiscal 2002.  H.J. Heinz was the second largest producer with 24% of the market.

We and H.J. Heinz each had a market share of 29% and were the largest producers of private label retail frozen desserts in the U.K. in fiscal 2002,.   The private label retail frozen dessert market, with revenues of approximately £148,000,000 in the year ended March 31, 2002,  represented 52% of the total retail frozen dessert market in the U.K.  The private label retail market grew 1% in the year ended March 31, 2002 over the prior year, while the branded retail market declined by approximately 6%.

We were the largest producer of branded retail frozen desserts in the U.K. in fiscal 2002. We had a 41% market share of the U.K. branded retail frozen desserts market, which had revenues of approximately  £139,000,000 in the year ended March 31, 2002.

In addition to the retail market, we also compete in the food-service frozen desserts market with both private label and branded products.  The food-service market consists of purchasers such as restaurants, schools, hotel chains, and other entities which serve food to customers and guests.  We estimate that the food-service frozen desserts market in the U.K. totals in excess of £255,000,000 annually at the caterers’ price and is growing. Market data on the food-service market is quite limited.  Our sales in the food-service market increased from approximately 12% of our frozen desserts revenues in fiscal 2001 to 14% in fiscal 2002, after our acquisition of the Sara Lee UK Bakery Business.

Our entry into the ISB area during fiscal 2002 has resulted in a market share of approximately 2% of that market in the U.K. The ISB market generated revenues of  approximately £186,000,000 in the year ended March 31, 2002, which represented growth over the prior year of approximately 8%.

Frozen Ready-meals

The main-meal segment of the frozen ready-meals market in the U.K., which is the area  in which we compete, accounted for revenues of approximately £541,000,000 in fiscal 2002, which represented a 3% increase over the previous fiscal year.  Birds Eye was the leading manufacturer in this market with a market share of 17%.  Our share of this market in fiscal 2002 was estimated at 2%.

This  market category is highly competitive,  but the continual extension of recipe ranges and new product innovations has caused  a  high level of interest in these  products to be maintained.   In addition, our reputation for high quality service, especially in the frozen desserts market, enhances our ability to market our frozen ready-meal products.  We compete in this market with both private label products and with products branded under the names Napolina, Prime Chef and Hibernia.

Mr  Brain’s frozen pork meatballs is the dominant product in its market and held over 99% of the U.K. market in fiscal 2002.

Entenmann’s Brand Cakes

The total U.K. retail cake market, which consists of fresh and chilled cakes,  was estimated at £969,000,000 in fiscal 2002, of which approximately  £818,000,000 was derived from the sale of fresh cakes.  We believe that the Entenmann’s range of cakes, fresh and chilled,  had a 1.4% share of the U.K. retail cake market in fiscal 2002.

The principal branded product competitors in this market are Kipling, Cadbury, McVities and Lyons. The products produced by these companies, however, have a relatively long shelf life, unlike the Entenmann’s line which has a short shelf life and is marketed as a premium brand.

During fiscal 2001, we expanded the Entenmann’s line into chilled cakes. In fiscal 2002, this category represented a U.K. market of approximately £151,000,000 and grew at the rate of 4% above the prior year.

Private Label Chilled Desserts

The private label chilled desserts sector of the convenience food market is a rapidly expanding sector of the U.K. market.  In the year ended March 31, 2002, it amounted to  approximately £300,000,000 and grew by 2% over the previous year.

We sell our private label chilled desserts solely to Tesco, and we believe our share of the U.K. market in fiscal 2002 was approximately 5%.  There are many producers of chilled desserts marketed under private label, and the largest is Laurens Patisseries Limited, which has a market share of the approximately 23%.

Principal Customers

Our principal customers are the major food retail chains located in the U.K. Generally, all of our categories of food products are sold to the same retail chains, and they account for a very substantial amount of the revenues of Hibernia.  In fiscal 2002, these included Tesco, Asda/Walmart, J. Sainsbury, Safeway, Marks & Spencer, Somerfield Kwik Save, The Big Food Company, Farmfoods, the Co-Op and Waitrose. The loss of any of these major food retail chains as a customer could have a material adverse effect on us.

Raw Materials and Suppliers

The principal raw materials we use in our operations include cream, sugar, fresh fruit, flour, meats and packaging materials.  There are many sources of supply of the ingredients which we use. We are not dependent on any one source of supply, and we believe there will be sufficient supplies available at acceptable prices and quantity to meet our projected raw materials requirements.  We have no long-term supply contracts.  We and our suppliers agree upon fixed prices and quantities for specific periods, generally less than one year.  Purchases are made on an individual basis, and terms are agreed upon following negotiations, which are primarily based upon price, quantity, specification and delivery schedules for materials and supplies.

Production

The manufacture of our food products is highly automated.  Our plants are modern and well equipped.  Production capacity can be utilized to the extent required without difficulty.

Products are produced after approximately a six-month development period, in which specifications, tastes and costs are finalized.  We undertake the development of private label products in conjunction with retailers, which are involved from the early stages of the  process.  All of the frozen food products are frozen on-site, either through the use of spiral freezers or nitrogen tunnels, after which they are channeled to a self-contained packing area.  There they are bar-coded and placed in our own cold stores or transported to third-party cold stores.  Cakes are developed using the Entenmann’s recipes available to us under the terms of our agreement with Bestfoods. In addition we have developed certain new Entenmann’s brand products and a range of Napolina brand products which have been approved by Bestfoods.

We have approximately 731,000 square feet of modern, state of the art production facilities presently in use.  These facilities adhere to strict hygiene and quality standards. All production at the manufacturing facilities is strictly controlled from a  health and hygiene perspective.  There is complete segregation within the production facilities between “high risk” (i.e. post-baking) areas and “low-risk” (i.e. pre-baking) areas.  All batches of product are completely traceable as are all raw materials, which undergo extensive quality control procedures before being accepted.

We have an on-site laboratory, and samples are taken of all production runs to test for any substandard products.  Our laboratory has Campden Laboratory accreditation, which means that our quality control laboratory is  recognized as being of sufficiently high standard to self-certify our products.  In addition, our system of quality control procedures has obtained EFSIS or “European Food Safety Inspection Service” approval, which recognizes that our operations contain systems and controls to identify serious problems relating to food safety.

Distribution

We are not engaged in the distribution of our own products.  We have contracted out the distribution and certain storage requirements of almost all of our frozen desserts and frozen ready-meals business, including the Mr Brain’s business, to a small number of specialist food storage and distribution companies, principally, the Reed Boardall Group (“Reed Boardall”).  The Sara Lee products are stored by Frigoscandia Limited before shipment to Reed Boardall for distribution. The only products storage and distribution not contracted out to Reed Boardall or Frigoscandia is in respect of Entenmann’s brand cakes and the private label chilled desserts business.

Under our agreements with Reed Boardall, delivery costs and loading charges are fixed, subject to adjustment due to fuel charge increases and inflation.  Reed Boardall also provides storage space to us at fixed rates, subject to adjustment for inflation and minimum utilization criteria.  Reed Boardall pays rebates to us if we achieve certain distribution volume levels during each contract year.  This arrangement has resulted in distribution services with delivery periods of less than 24 hours.

Reed Boardall is an independent group of companies, specializing in product collection, computerized storage, inventory rotation and selection with full traceability, and timely delivery of temperature-controlled food products.  It is also a frozen foods consolidator for Asda/Walmart, Tesco, Safeway, Somerfield Kwik Save and J. S. Sainsbury.  It has  specialized vehicles with temperature monitoring instruments, and temperature-controlled loading docks.  We are linked with Reed Boardall through on-line terminals, and all inventories are regularly reconciled by both companies.  Our Logistics Department works closely with Reed Boardall and organizes the dispatch of orders from either our or Reed Boardall’s facilities.

We have contracted out the distribution of our Entenmann’s brand cakes to a small number of specialist food distribution companies, principally Express Dairies Limited and Grampian Transport Limited, and our private label chilled desserts products to Samworth Brothers Limited.  Under our agreements with these distribution companies, delivery costs and loading charges are fixed, subject to adjustment due to fuel charge increases and inflation.  These companies are independent companies, specializing in product collection and timely delivery of temperature-controlled food products.

Sales and Marketing

The sale of frozen desserts, frozen ready-meals, Entenmann’s brand cakes, and private label chilled desserts  entails a close working relationship with the category managers of the major retailers.  We employ a national account manager for each of our major food retail chain customers.  Our total sales force consists of  persons who are responsible for directing the retailers to new market trends, new product development and the timing of promotional activities.  In addition,  our sales people agree on prices and volume requirements with the retailers.  Our products are marketed through a combination of trade promotions, television and print advertising, shelf space promotion and package design.  Although we do not directly advertise our private label products,  we do in certain instances share with the  retailers the marketing costs of the products.

We advertise Sara Lee, Entenmann’s and Mr Brain’s brand products in newspaper, magazine and poster campaigns.  We intend to increase this advertising.  In addition, under our agreement with Bestfoods, Bestfoods provides non-financial assistance to us in our advertising of Entenmann’s brand products.

We employ a number of marketing personnel and trade analysts, who work closely with the retailers in assessing market dynamics and in devising marketing strategies for our products and the sectors in which we compete.  We also employ specialist new product development and technical personnel for each of our major retail customers, who work closely with the retailer to develop new products.

Almost all of our revenues are derived from the U.K.   Our largest export market has been the Republic of Ireland for frozen dessert products and Entenmann’s brand cakes.  In fiscal 2002, export sales represented approximately 2% of our revenues. We believe there are significant opportunities for us to develop export markets in a number of other European countries.

Seasonality

Our business is seasonal, with a large portion of our sales and earnings generated in the third quarter of each fiscal year, i.e. October through December.  These fluctuations are based on customers= increased stocking of our products in anticipation of heavy demand during the Christmas holiday season.  In addition, our sales can vary from quarter to quarter based on the timing of the introduction of new products and the scheduling of promotional activities by our customers, and may be affected in the future by the timing of our acquisitions

Trademarks, Copyrights and Patents

At present, the principal trademarks owned by us are Majestic, Hibernia,  Mr Brain’s, Finnegans Famous Cakes, Death by Chocolate, Microdanish, Secret Bites and Slice And Go.

Licenses Acquired from Bestfoods:

Pursuant to trademark and technology licenses, we have rights to use Entenmann’s  and Napolina trademarks, brand names and know-how as set forth in agreements entered into with Bestfoods in September 1998.  Those agreements provided for the acquisition by us of:

•

licenses for the use of the Entenmann’s brand name, trademark and know-how in the U.K., the Republic of Ireland and geographic Europe;

•

customer lists and distribution systems;  and

•

licenses for the use of Entenmann’s recipes, and the formulations, technology and know-how associated with the businesses for use in the U.K., the Republic of Ireland and geographic Europe.

We also obtained a trademark license to use the established Napolina brand in connection with our ready-meals line of products.

License Agreements

In connection with our acquisition of the Entenmann’s business, Bestfoods granted us certain trademark licenses and technology licenses for the territories comprised of the U.K. and the Republic of Ireland (the “U.K. Territory”) and the territories comprised of geographical Europe, including the countries comprising the former Soviet Union (the “Europe Territory”).

Under the terms of the trademark licenses, we were granted an exclusive license to use certain Bestfoods trademarks,  including Entenmann’s, on and in connection with the manufacture, marketing, sale and distribution of sweet baked goods within the respective territories.

The trademark license for the U.K. Territory is royalty-free, has an initial term of ten years and is automatically renewed for successive ten-year periods thereafter unless terminated by either party.   That license may be terminated by Bestfoods at any time upon the occurrence of certain events, including the voluntary liquidation, dissolution or insolvency of us or of our  affiliate, a recurring breach or a breach relating to a material health hazard.

The trademark license for the Europe Territory has an initial term of five years.  We will pay a royalty of five percent of net invoice price on products sold pursuant to such trademark license.   We may renew the license for one additional term of five years under certain conditions, including that $250,000 of royalties will have been paid to Bestfoods during the fifth year of the initial term.  The license may be renewed thereafter, subject to renegotiation. The license may be terminated by Bestfoods at any time upon the occurrence of certain events, including the voluntary liquidation, dissolution or insolvency of us or our affiliate, a recurring breach or a breach relating to a material health hazard.

Under the provisions of the technology licenses, we were granted an exclusive license to use certain Bestfoods technology in the manufacture, marketing, sale and distribution of sweet baked goods within the U.K. Territory and the Europe Territory.  The U.K. technology license is royalty-free,  has an initial term of  ten years and is automatically renewable for successive ten-year periods unless terminated by either party as provided in the license.   The Europe technology license  does not require the payment of additional royalties above those required under the  Europe trademark license.  It has an initial term of five years and may be renewed  only if the Europe trademark license is renewed for the same period.  The technology licenses  may be terminated by Bestfoods upon the winding-up, the appointment of a receiver over, or the making of an application for protection from creditors by us or our affiliate.  All of the trademark and technology licenses are subject to cross-termination provisions.

In addition, Bestfoods granted  us an exclusive trademark license in connection with the manufacture, marketing, sales and distribution of certain products using Bestfoods’ Napolina brand in the U.K. Territory. We will pay Bestfoods a royalty of five  percent of net invoice price on products sold in the U.K. Territory pursuant to the Napolina license.   The Napolina license has an initial term of five years and may be renewed for successive five-year periods.  The Napolina license may be terminated by Bestfoods at any time upon the occurrence of certain events, including the voluntary liquidation, dissolution, or insolvency of us or our affiliate.

Further Conditions

In the event of a change of control of Hibernia  (which for purposes of the transaction was defined to include the acquisition of more than 25% of the voting stock of Hibernia in the future by persons acting in concert who have the ability to exercise significant influence over its affairs),  Bestfoods has an option to purchase at valuations described in the purchase agreement the Entenmann’s business or the equity of the Hibernia group entity which is operating the Entenmann’s business which is the subject of the change of control if such business accounts for less than 20% of our aggregate net sales at the time.  In addition, Bestfoods has an option to purchase the Entenmann’s business or the equity of the  Hibernia group entity which is operating the Entenmann’s business in the event we offer to sell it.

License Acquired from Sara Lee:

As part of the acquisition of the Sara Lee UK Bakery Business, we also entered into a License Agreement with Sara Lee International Corporation (the “Licensor”) on June 4, 2001.

The Sara Lee License Agreement entitles us to use the Sara Lee trademark and certain other trademarks and logos which incorporate the Sara Lee brand name in connection with the manufacture, sale, marketing,  advertising and distribution of products currently manufactured and sold by the Sara Lee UK Bakery Business and any new products falling within the category of sweet baked frozen goods, subject to prior approval by Licensor in advance of the launch of any such new products.  The Sara Lee License Agreement also entitles us to use Sara Lee packaging displays and logos in connection with this activity, in a manner and form prescribed in the Sara Lee License Agreement.  The trademarks covered by the Sara Lee License Agreement are separate and distinct from those included in the assets of the Sara Lee UK Bakery Business.

The Sara Lee License Agreement covers the sale of products in the U.K. and Republic of Ireland.  It also covers sales of products to customers in the European Union outside the U.K. and Republic of Ireland, provided that such sales are made pursuant to unsolicited orders received from customers who were customers of the acquired companies during the twelve months prior to our acquisition and that such orders were not a result of active promotion on our part in such locations outside the U.K. and Republic of Ireland.

 The term of the license is five years and it is exclusive.  Upon expiration of the license we are required to cease using product packaging, logos and displays which use the Sara Lee brand name or logo. Beginning six months prior to the expiration of the Sara Lee License Agreement, we are also required to reduce inventory bearing the Sara Lee brand name or logo to such levels as will assure that no products subject to the Sara Lee License Agreement are sold after its expiration. However, after three years from the date of the Sara Lee License Agreement, we will discuss with the Licensor  the extension of the license period and the terms upon which an extension might be granted by the Licensor.  It was agreed that neither we nor the Licensor is obliged to enter into such an extension, that any extension would be subject to a royalty arrangement on terms to be negotiated, and that any such royalty payment would be between 5% and 10% of net sales of the products sold during such extension of the Sara Lee License Agreement.

Under the terms of the Sara Lee License Agreement, we are obligated to adhere to strict guidelines relating to advertising, marketing, sales efforts, trademark usage and protection and quality control relating to the activity connected with the products covered by the Sara Lee License Agreement. Material breach by us of its terms may lead to termination of the Sara Lee License Agreement.

Environmental Concerns/Government Regulation

Our operations and the properties we own and occupy in the U.K. are controlled by various European Union and U.K. legislation which relate to environmental matters.

Our operations and properties are subject to a wide variety of increasingly complex and stringent national and local environmental regulations governing the storage, handling, generation, treatment, emission, and disposal of certain substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees.  As such, the nature of our operations exposes us to the risk of claims with respect to environmental matters.  We maintain insurance of the types and  in amounts customary in our industry.

We are not aware of any breaches of environmental, food safety or other government regulations which would give rise to any material liabilities in connection with our acquisition of Majestic,  the Entenmann’s or Mr  Brain’s businesses, the chilled desserts business of La Boheme or the business of Sara Lee.   Warranties were obtained from the former owners of those enterprises relating to environmental issues and other regulatory matters, and they agreed to indemnify us for certain damages in the event of their breach.

We are subject to certain health and safety regulations governing the manufacture of food products under European Union and U.K. law.  The principal regulatory agency in this area is the European Food Safety Inspection Service (EFSIS). This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of food.

Our operations and products are also subject to regulation through such measures as the licensing of plants, the  enforcement by health agencies of various health standards and the inspection of facilities.  Enforcement actions for violations of regulations may include seizure and condemnation of tainted  products, cease and desist orders, injunctions and/or monetary penalties.  We believe that our facilities and practices are in compliance with applicable government regulations in all material respects.

We are subject to health and safety regulations which require compliance with certain manufacturing, health and safety standards to protect our employees from accidents.  We believe that we are substantially in compliance with all applicable laws and regulations for the protection of the environment and  the health and safety of our employees.

Organizational Structure

Hibernia Foods plc is an Irish public limited company, which conducts its operations through wholly-owned subsidiaries. Its principal subsidiaries are:

1.

Hibernia Foods Limited (U.K.)

2.

Hibernia Chilled Foods Limited (U.K.)

3.

Hibernia Foods Bakeries Limited (U.K.)

Property, Plants and Equipment

Our executive offices consist of  1,236 sq. feet of office space located at 68 Merrion Square, Dublin 2, Ireland, which we hold under a lease expiring November 2002.  We also occupy 850 sq. feet of sales office space in Dublin, Ireland under a lease expiring December 31, 2004, and 11,255 sq. feet of office space in York, England under a lease expiring on April 29, 2003.

We have six production facilities, together with a dry goods warehouse with offices and a laboratory.  These are as follows:

Location	Floor Area (Sq. Feet)	Usage
Preston Farm, Stockton-on-Tees, England	67,000 (1)	Frozen dessert production
Brenda Road, Hartlepool, England	59,000 (2)	Frozen ready-meals, including Napolina brand products
Oakesway, Hartlepool, England	24,000 (3)	Offices/laboratory/ inventory warehouse
Oakesway, Hartlepool, England	74,000 (4)	Frozen dessert production
Oakesway, Hartlepool, England	20,000 (5)	Presently not used for production
Armstrong Road, Peterlee, England	73,500 (6)	Presently not used for production
Kingswood, Bristol, England	151,000 (7)	Entenmann’s and Mr Brain’s production/offices
Thurles, Tipperary, Ireland	29,000 (8)	Presently not used for production
Lancaster Road, Bridlington, England	330,000 (9)	Frozen dessert production
Garretts Green, Birmingham, England	49,700(10)	Chilled desserts production

_______

 (1)

The Preston Farm property is owned in freehold and is situated on a 7.5 acre site. Constructed in 1993, the total production area is 42,000 sq. feet with a cold storage area of 10,000 sq. feet and office accommodation of 15,000 sq. feet.

(2)

The Brenda Road property is held under two leases for terms expiring in 2111 at a nominal rent pursuant to a government development program.  Constructed in three phases between 1983 and 1989, the property is situated on 5.85 acres.  The property was extensively renovated in fiscal 2000.  The production area is 39,000 sq. feet with a cold storage and general storage area of 17,000 sq. feet and office accommodation of 3,000 sq. feet.

(3)

This property is held under a 125-year lease expiring in 2118 at a nominal rent pursuant to a government development program.  The original building was constructed approximately 40 years ago and was substantially refurbished in 1993.   Situated on approximately 1.2 acres, the warehouse area covers approximately 20,000 sq. feet, with management offices and a laboratory extending to approximately 4,000 sq. feet.

(4)

The Oakesway dessert factory is held under two leases expiring in 2011 and 2018 from English Estates, a government development agency.  The facility incorporates a small cold storage area.

(5)

The Oakesway frozen ready-meals plant is held under a lease expiring in 2009 from English Estates.  This facility is used only at peak seasonal times during the year to build inventory to meet Christmas demand and is currently not in use.

(6)

The Peterlee facility, acquired from Freshbake in September 1998, is owned in freehold and  situated on a 6.6 acre site.  Manufacturing activity at this facility ceased in the first quarter of fiscal 2002 as part of a restructuring program initiated in the frozen desserts division.  Most of the manufacturing equipment located at this site has been moved to other Hibernia sites.  Certain parts of the facility used for freezing and storage will continue to be utilized by other Hibernia plants while options with respect to its future are being evaluated.

(7)

The Bristol facility acquired from Bestfoods in September 1998 is owned in freehold and situated on a 12.5 acre site.

(8)

Situated on approximately four acres, the Tipperary plant was previously operated as a beef processing facility by Hibernia and is presently not in use.  It is presently for sale.

(9)

The Lancaster Road facility, acquired from the Sara Lee UK Bakery Business in June 2001, is owned in freehold and situated on a 10 acre site.

(10)

The Garretts Green facility, acquired from La Boheme in April 2001, is held under leases expiring 2010 and 2015.

Item 5. Operating and Financial Review and Prospects.

Management’s “Operating and Financial Review and Prospects” is presented in three sections. The first section discusses critical accounting policies, transactions with related and other parties, items affecting comparability, new accounting standards and market and other risk factors. The second section analyzes the results of operations, first on a consolidated basis and then for each of our business segments. The final section addresses liquidity and capital resources.

Cautionary Statements

From time to time, in written reports and in oral statements, we discuss expectations regarding our future performance, including synergies arising from acquisitions, the impact of the restructuring activities and fund raising activities engaged in by Hibernia. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations.

Critical Accounting Policies

Financial Reporting Release No. 60, which was recently issued by the Securities and Exchange Commission ("SEC"), requires all registrants to outline critical accounting policies or methods used in the preparation of the financial statements.

Hibernia regularly reviews its selection and application of significant accounting policies and related financial disclosures. The discussion of past performance in this Item is based upon Hibernia’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are described in Note 1 - Significant Accounting Policies - to the consolidated financial statements. The application of these accounting policies requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Management bases its estimates on historical experience and various other assumptions it believes to be reasonable. On an ongoing basis, Hibernia evaluates its estimates, which are based on historical experience and market and other conditions, and on assumptions that we believe to be reasonable. Actual results may differ from these estimates due to market and other conditions and assumptions being significantly different than was anticipated at the time of the preparation of these estimates. Such differences may affect future financial results.  Hibernia does not have any individual accounting policy that is critical to the preparation of the consolidated financial statements.

The following is a summary of the more significant accounting policies and methods we apply, including those that require management's subjective and complex judgments, including management estimates regarding the effects of matters that are inherently uncertain.

Revenue Recognition - Hibernia recognizes revenue when title and risk of loss pass to the customer. At the time of sale, management records appropriate provisions for any uncollectible accounts based upon available information and historical sales and collectibility history.

Inventory valuation – Hibernia continually reassesses the valuation of its inventory and periodically writes down the value to reflect estimated obsolescence or unmarketable inventory, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, our cost of sales will be lower than expected in that period.

Marketing Costs - Hibernia records marketing, advertising and promotion costs as an expense in the period in which such costs were incurred. Hibernia does not defer the recognition of any marketing or promotion amounts on its consolidated balance sheets with respect to these costs.

Employee Benefit Plans - Hibernia and its subsidiaries provide a range of benefits to certain of its employees and retired employees, including pensions. Hibernia records expenses related to these plans based upon calculations specified in U.S. GAAP, which includes various actuarial assumptions, such as discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. Hibernia reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. Hibernia retains outside actuaries who review Hibernia's assumptions and prepare the actuarial calculations. The effect of any modifications is generally recorded or amortized over future periods.

Asset Impairment - Long-term assets are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent valuation information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are to be disposed of are recorded at the lower of the carrying value or the fair value less the cost to sell the assets. Assumptions used in determining projected cash flows are consistent with internal forecasts.

Goodwill and Intangible Assets-Where events or circumstances are present which indicate that the carrying amount of an intangible asset or goodwill may not be recoverable, the Company estimates the undiscounted future cash flows expected to result from use of the asset and its eventual disposition.  Where such future cash flow is less than the carrying amount of the asset, the Company will recognize an impairment loss based on the difference between the estimated future cash flows on a discounted basis and the carrying value of the asset.

Income Taxes – Hibernia’s tax returns are subject to audit by various domestic and foreign tax authorities. As part of these audits, Hibernia's tax positions can be questioned. The effective tax rate of Hibernia and the tax bases of our assets and liabilities reflect our best estimates of the ultimate outcome of various tax audits in the jurisdictions in which Hibernia operates.

Commitments and Contingencies - Hibernia is subject to various claims and contingencies related to lawsuits and environmental matters. We recognize liabilities for contingencies and commitments when a loss is probable and can be estimated.  Hibernia does not engage in derivative trading activities or off-balance sheet financial instruments.  Hibernia does not engage in joint venture or other similar arrangements with third parties.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB” or the “Board”) issued Statements of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142) Goodwill and Other Intangible Assets, collectively referred to as the “Standards”.  SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations.

The provisions of SAFS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized.  SFAS 141 also requires that upon adoption of SFAS 142 Hibernia reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria.  SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001.  SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition.  The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization periods of intangible assets that have finite lives.

The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001.  SFAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity-method (equity-method negative goodwill), and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized.  SFAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

Hibernia will adopt the provisions of SFAS 142 in its fiscal year ended March 31, 2003.  Hibernia is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units.  Hibernia is also evaluating the useful lives assigned to its intangible assets.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process.  The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year.  However, a company has six months from the date of adoption to complete the first step.  Hibernia expects to complete that first step of the goodwill impairment test during the second quarter of fiscal 2003.  The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of Hibernia’s fiscal year.  Hibernia has not recognized any intangible assets deemed to have an indefinite life.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets".  SFAS No. 143 is effective for companies with fiscal years beginning after June 30, 2002; early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121. SFAS No. 144 retains the fundamental provisions in SFAS No.121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill.  Rather, goodwill will be evaluated for impairment where events or circumstances are present which indicate that the carrying amount of the goodwill may not be recovered. SFAS No. 144 is effective for companies with fiscal years beginning after December 15, 2001. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on its consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121.

On June 28, the Financial Accounting Standards Board (FASB) voted in favor of issuing FASB Statement No. 146 (FAS 146), Accounting for Exit or Disposal Activities.  FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exist and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  The scope of FAS 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual-compensation contract.  FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.  Early application is encouraged.  Hibernia is currently assessing the new standard but does not expect that FAS 146 will have a material effect on its results of operations or its financial position.

Market and Other Risk Factors

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•

commodity prices, which affect the cost of our raw materials and fuel;

•

foreign exchange risks;

•

interest rates on our debt and short-term investment portfolios; and

•

our share price.

In the normal course of business, we manage these risks through a variety of strategies, executed in accordance with our policies.

Commodity Prices

We are subject to market risk with respect to the raw material cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We manage this risk primarily through the use of fixed-price purchase orders, pricing agreements and geographic diversity.

Foreign Exchange

We do not enter into hedging or derivative instruments on the basis that the cost of doing so would be prohibitive given the amounts involved.  Almost all of our operations revenues and expenses are denominated in British pounds sterling.  Our debt is denominated in various currencies including Euros, dollars and British pounds sterling.  The translation of all of these items into our reporting currency, Euros, can give rise to exposure to movements in foreign exchange rates.

Interest Rates

We centrally manage our debt portfolio. We do not use interest rate or currency swaps.

Share Price

The portion of our deferred compensation liability which is based on our share price is subject to market risk.  Such liability relates to the guaranteed value contained in ordinary shares issued in connection with the acquisition of the Entenmann’s and Mr Brain’s businesses from Bestfoods UK Limited in fiscal 1999.

Euro Conversion

Hibernia believes that the introduction of the Euro has not had a material impact on its consolidated financial position, liquidity, cash flows or results of operations.

Our operating subsidiaries affected by the Euro conversion successfully addressed the issues raised by the Euro currency conversion including, among others, adapting computer and financial systems, business processes and equipment to accommodate Euro-denominated transactions.  We have experienced no business interruption as a result of the issuance and circulation of Euro-denominated bills and coins and the withdrawal of legacy currencies. The system and equipment conversion costs were not material. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing and the resulting impact, if any, on our financial condition or results of operations.

Items Affecting Comparability

The policy of management is to cause Hibernia to grow to a size whereby it can realize efficiencies of scale. This is critical in the food industry, a business in which consolidation and mergers have become commonplace. Management believes that it is in the long-term interest of the shareholders that the size of Hibernia grow to a scale in which efficiency can be optimized. The results of fiscal 2002, 2001 and 2000 reflect this policy of concentrating on growth and revenues.

In accordance with this policy, on April 1, 2001 Hibernia acquired the chilled desserts business and certain assets of La Boheme Limited.  La Boheme, a U.K. company, produces and sells a range of premium desserts for the U.K. food chain, Tesco plc.  Its revenues derived from the chilled desserts business were approximately £10,100,000 in its fiscal year ended September 30, 2000. As part of the same transaction Hibernia also acquired the frozen foodservice desserts business and assets of La Boheme, which had revenues of approximately £2,400,000 in its fiscal year ended September 30, 2000.

In addition, on June 4, 2001, Hibernia acquired 100% of the shares of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited, both U.K. frozen dessert manufacturing subsidiaries of Sara Lee UK Holdings plc.  Hibernia also entered into a License Agreement with Sara Lee International to use certain trademarks incorporating the Sara Lee brand name and logo in the U.K. and Ireland.  The net revenues of the business we acquired, after discounts and returns, for its fiscal year ended June 30, 2000 were approximately £57,000,000.  In the twelve months ended March 31, 2001, the Sara Lee UK Bakery Business had been the largest producer of retail frozen desserts in the United Kingdom with a 21% share of that market.

Results of Operations

In this Item 5, Euros have been translated into British pounds sterling at the rate of €1 = £0.6197 for fiscal 2001 and €1 = £0.6013 for fiscal 2000.  These were the currency exchange rates in effect on March 31, 2001 and 2000, respectively, the last dates of fiscal 2001 and 2000.

Fiscal 2002 compared with fiscal 2001

The results of operations of Hibernia for fiscal 2002 include ten-month results of operations of the Sara Lee UK Bakery Business acquired in the first quarter of fiscal 2002 and twelve-month results of operations of the chilled desserts and foodservice frozen desserts business of La Boheme Limited acquired in the first quarter of fiscal 2002.

In fiscal 2002, Hibernia incurred a net loss of €14,762,000.  In fiscal 2001 Hibernia incurred a net loss of €22,347,000 after an extraordinary item amounting to €5,418,000.  Excluding the impact of the extraordinary item in fiscal 2001, the fiscal 2002 net loss of €14,762,000 represented a reduction in net loss from fiscal 2001 of €2,167,000 or 13%.

The extraordinary item incurred in fiscal 2001 consisted of a charge of €5,418,000 resulting from the write-off of deferred financing costs previously incurred in connection with the issuance by Hibernia of Senior Subordinated Loan Notes due 2003/2005 (the “Notes”) in September 1998. Such costs had been capitalized at the time the Notes were issued and subsequently amortized over the term of the Notes. The Notes were prepaid in April 2000, and the unamortized portion of the deferred financing costs were expensed in fiscal 2001. The amount of this expense, a non-cash item, constituted the extraordinary item.

In fiscal 2001, Hibernia closed its Peterlee manufacturing plant and transferred the production there to other facilities. This decision was made as part of a program to restructure the frozen desserts division to reduce the overhead charges and to consolidate three plants to two plants. This generated nonrecurring restructuring and impairment charges of €2,442,000, which adversely affected operating results in fiscal 2001.

In fiscal 2002, the net loss principally consisted of an operating loss of €7,781,000, interest expense and related charges of €5,777,000, an unrealized foreign exchange loss of €205,000 and a one-time non-cash expense amounting to €999,000 referred to as a “beneficial conversion feature”. This beneficial conversion feature is calculated in reference to adjusted exercise prices in respect of certain warrants exercised during fiscal 2002, which were set at below market price on the date of exercise.  In fiscal 2001, the net loss principally consisted of an operating loss of €12,286,000 (after the restructuring and impairment charges noted above of €2,442,000), interest expense and related charges of €5,609,000, a realized foreign exchange gain of €966,000 and an extraordinary expense of €5,418,000.

In fiscal 2002, Hibernia’s total net sales amounted to €201,301,000 (£124,325,000) compared with total net sales of €131,744,000 (£80,951,000) in fiscal 2001, an increase of 54%.  The increase in net sales was principally attributable to the inclusion of 10 months results of operations of the Sara Lee UK Bakery Business and 12 months results of operations of the chilled desserts and foodservice frozen desserts businesses of La Boheme, both businesses acquired in the first quarter of fiscal 2001.

In fiscal 2002, sales of frozen desserts amounted to €126,375,000 (£78,051,000) compared with sales of €75,878,000 (£46,624,000) in fiscal 2001, an increase of 67%.  Frozen desserts represented 63% of Hibernia’s total sales compared with 57% in fiscal 2001. This increase in sales of €50,497,000 resulted from the inclusion of 10 months of revenues from the Sara Lee UK Bakery Business, which amounted to €60,500,000.  Excluding the impact of the acquisition of Sara Lee UK Bakery Business, revenues derived from the sale of frozen desserts declined by 13% in fiscal 2002 compared with fiscal 2001.  This was principally due to the fact that following the acquisition of the Sara Lee UK Bakery Business, Hibernia prioritized sales of higher margin Sara Lee branded products and focused its efforts on increasing shelf space for Sara Lee branded products.

In fiscal 2002, sales of frozen ready-meals amounted to €32,475,000 (£20,057,000) compared with sales of €35,089,000 (£21,561,000) in fiscal 2001, a decrease of 7%. Frozen ready-meals represented 16% of Hibernia’s total sales in fiscal 2002 compared with 27% of total sales in fiscal 2001.  Sales of private label and minor brand ready meals decreased by 2% in fiscal 2002 compared with fiscal 2001. The decrease in sales of private label products was principally attributable to Hibernia’s decision to reduce the level of trade engaged in with a customer, which had given rise to unprofitable revenues.  Revenues earned from this customer in fiscal 2002 represented 27% of private label and minor brand revenues compared with 36% in fiscal 2001. Sales of Mr Brains brand frozen meatballs represented 46% of sales of frozen ready-meals in fiscal 2002 compared with 49% of sales of frozen ready-meals in fiscal 2001.  Sales of Mr Brains brand frozen meatballs decreased by 12% in fiscal 2002 compared with fiscal 2001.  The decrease in revenues was principally due to a deliberate reduction in the level of promotional activity engaged in which gave rise to 3 percentage point increase in gross margins earned on such sales in fiscal 2002 compared with fiscal 2001.

In fiscal 2002, sales of Entenmann’s cakes amounted to €23,172,000 (£14,311,000) compared with sales of €20,517,000 (£12,607,000) in fiscal 2001, an increase of 14%.  Entenmann’s represented 12% of Hibernia’s total sales in fiscal 2002 compared with 16% in fiscal 2001.  The increase in sales principally resulted from the expansion of the Entenmann’s brand cakes into the chilled desserts market.

In fiscal 2002, sales of chilled desserts amounted to €19,168,000 (£11,838,000), such sales being derived from the chilled desserts business acquired from La Boheme Limited in the first quarter of fiscal 2002.  Chilled desserts represented 9% of Hibernia’s total sales in fiscal 2002.

Cost of sales consists principally of all direct costs of manufacture together with all factory overhead.  Cost of sales in fiscal 2002 amounted to €166,449,000 (£102,799,000) of which €100,492,000 (£62,063,000) related to the frozen desserts division, €29,528,000 (£18,237,000) related to the frozen ready-meals division, €19,011,000 (£11,741,000) related to the Entenmann’s cakes division and €17,418,000 (£10,758,000) related to the chilled desserts division .

In fiscal 2002, Hibernia’s gross profit amounted to €34,852,000 (£21,526,000) compared with €18,162,000 (£11,160,000) in fiscal 2001.  In fiscal 2002, gross profit represented 17.31% of total sales compared with 13.79% of total sales in fiscal 2001.  This increase in gross profit can be attributed to the increase in gross profits earned in the frozen desserts business following the acquisition of the Sara Lee UK Bakery Business.  Frozen desserts represented 67% of total revenues earned during fiscal 2002 and gross margins in the frozen desserts division increased by 145% in fiscal 2002 compared with fiscal 2001.

In fiscal 2002, gross profit earned in the frozen desserts business amounted to €25,883,000 (£15,988,000) or 20.48% of sales, compared with €6,346,000 (£3,900,000) or 8.36% of sales in fiscal 2001, an increase of twelve percentage points.  This increase is attributable to two factors: first, a change in product mix sold following the acquisition of the Sara Lee UK Bakery Business whereby gross margins earned from sales Sara Lee branded products are higher that gross margins earned from sales of private label desserts, and second, a reduction in the intensity of price competition in the frozen desserts market following the acquisition.

In fiscal 2002, gross profit earned in the frozen ready-meals business amounted to €2,947,000 (£1,820,000) or 9% of sales, compared with €5,626,000 (£3,457,000) or 16% of sales in fiscal 2001, a decrease of 7 percentage points.  The reduction in gross profit was attributable to two factors: first, gross profits earned on the sale of certain private label ready-meals declined as a result of intensive price competition and resulted in Hibernia’s decision to cease trading with a specific customer where revenues earned from that customer had become unprofitable.  Second, as a result of the reduction in revenues, the private label manufacturing facility did not reach the necessary level of capacity utilization to generate sufficient contribution to fixed costs and as a result gross margins were negatively impacted.  It is anticipated that such revenues will be replaced at higher margins with new business secured with other customers.

In fiscal 2002, gross profit earned in the Entenmann’s cakes business amounted to €4,161,000 (£2,570,000) or 18% of sales, compared with €5,930,000 (£3,644,000) or 29% of sales in fiscal 2001, a decrease of 11 percentage points. The primary reason for the decrease was the change in product mix resulting from the expansion of Entenmann’s cakes into the chilled market.  Margin earned on sales of chilled products during fiscal 2002 were lower that those earned on the sale of cake products due principally to the higher level of promotional activity associated with the launch of Entenmann’s branded chilled desserts and also the fact that margins on chilled products are typically lower than those on cake products.

In fiscal 2002, gross profit earned in the chilled desserts business amounted to €1,750,000 (£1,080,000) or 9% of sales.

In fiscal 2002, miscellaneous income, which accrued to Hibernia during the year consisting of proceeds from the sale of licenses to export beef, contributed €111,000 (£68,000) to Hibernia’s total sales and gross margin in fiscal 2002.

In fiscal 2002, selling and distribution costs amounted to €31,492,000 (£19,450,000) compared with €20,750,000 (£12,750,000) in fiscal 2001, an increase of 53%.  The increase in selling and distribution costs was in line with the 53% increase in net revenues earned in fiscal 2002 compared with fiscal 2001.

In fiscal 2002, general and administrative costs amounted to €10,340,000 (£6,386,000) compared with €6,936,000 (£4,262,000) in fiscal 2001, an increase of 50%.  The principal reason for the increase in general and administrative costs was the increase in finance and administration systems and personnel as a result of the acquisition of the Sara Lee UK Bakery Business and the chilled desserts and frozen foodservice businesses of La Boheme Limited, in the first quarter of fiscal 2002.   General and administrative costs in fiscal 2002 included €952,000 relating to periodic pension costs in respect of a pension scheme for the employees of the Sara Lee UK Bakery Business acquired in fiscal 2002.  Hibernia has no other pension schemes other that that relating to this business.

In fiscal 2002, interest expense and similar charges amounted to €5,777,000 (£3,568,000) compared with €5,629,000 (£3,447,000) in fiscal 2001, an increase of 4%.

During fiscal 2002, 423,424 Class E Warrants and 461,888 Class F Warrants were exercised at adjusted exercise prices below the market price of the Hibernia’s shares on the date of the exercise.  Such exercise, deemed to contain a beneficial conversion feature, gave rise to a charge to income, which was non-cash amounting to €999,000, as calculated in reference to Hibernia’s share price on the date of exercise.

In fiscal 2002, an unrealized foreign exchange loss of €205,000 (£126,000) was incurred compared with an unrealized foreign exchange gain of €966,000 (£594,000) in fiscal 2001.  The loss in fiscal 2002, which was non-cash, resulted from the translation of non-Euro denominated foreign borrowings in existence at March 31, 2002.  The gain in fiscal 2001 was derived from the translation of dollar proceeds arising on the issuance of ordinary shares.

No tax charge arose in fiscal 2002 due to losses incurred during the year.

Fiscal 2001 compared with fiscal 2000

The results of operations of Hibernia for fiscal 2001 includes twelve-month results of operations of the Brenda Road frozen ready-meals facility opened in the third quarter of fiscal 2000. In addition, the weakening of the Irish pound in relation to the British pound sterling in fiscal 2001 has created a distortion in Hibernia’s results, which are presented in Irish pounds, for fiscal 2001 compared with fiscal 2000.

In fiscal 2001, Hibernia incurred a net loss of €22,347,390 after an extraordinary item, which consisted of a charge of €5,417,972 resulting from the write-off of deferred financing costs previously incurred in connection with the issuance by Hibernia of Senior Subordinated Loan Notes due 2003/2005 (the “Notes”) in September 1998. Such costs had been capitalized at the time the Notes were issued and subsequently amortized over the term of the Notes. The Notes were prepaid in April 2000, and the unamortized portion of the deferred financing costs were expensed in fiscal 2001. The amount of this expense, a non-cash item, constituted the extraordinary item. The net loss before this extraordinary item amounted to €16,929,418 compared to a net loss of €13,202,737 in fiscal 2000.

In fiscal 2001, Hibernia closed its Peterlee manufacturing plant and transferred the production there to other facilities. This decision was made as part of a program to restructure the frozen desserts division to reduce the overhead charges and to consolidate three plants to two plants. This generated nonrecurring restructuring and impairment charges of  €2,441,706, which adversely affected operating results in fiscal 2001. Management believes that it is in the long-term interest of Hibernia’s shareholders to effect these improvements.

In fiscal 2001, the net loss principally consisted of an operating loss of €12,285,986 (after the restructuring and impairment charge of €2,441,706), interest expense and related charges of €5,609,703 and a realized foreign exchange gain of €966,271, compared with an operating loss of €3,319,095, interest expense and related charges of €9,929,352 and an unrealized foreign exchange gain of €45,711 in fiscal 2000.

In fiscal 2001, Hibernia’s total net sales amounted to €131,744,214 (£80,951,000) compared with total net sales of €114,285,315 (£72,906,000) in fiscal 2000, an increase of 11%.

In fiscal 2001, sales of frozen desserts amounted to €75,878,278 (£46,624,000) compared with sales of €73,682,901 (£47,004,000) in fiscal 2000, a decrease of 1% after taking into account the stronger British pound sterling in fiscal 2001.  Frozen desserts represented 57% of Hibernia’s total sales. This decrease in sales resulted primarily from the intensely competitive nature of the frozen desserts market in fiscal 2001, when increased promotional activity and price discounting led to lower average selling prices.

In fiscal 2001, sales of frozen ready-meals amounted to €35,089,212 (£21,561,000) compared with sales of €27,087,322 (£17,280,000) in fiscal 2000, an increase of 25%. Frozen ready-meals represented 27% of Hibernia’s total sales.  Approximately €5,696,045 (£3,500,000) of this increase reflected the inclusion of the full twelve-month sales from the new Brenda Road frozen ready-meals facility in fiscal 2001. In addition, sales of Mr Brains brand frozen meatballs increased by 8% in fiscal 2001 compared with fiscal 2000, principally as a result of the wider distribution of products to additional retail stores.

In fiscal 2001, sales of Entenmann’s sweet baked goods amounted to €20,517,698 (£12,607,000) compared with sales of €13,291,618 (£8,479,000) in fiscal 2000, an increase of 49%.  Entenmann’s represented 16% of Hibernia’s total sales in fiscal 2001.  This increase in sales resulted from retailers’ increasing the number of product lines carried, the expansion of the Entenmann’s brand cakes into the chilled desserts market, growth in product promotional activity and increase in sales and marketing personnel.

Cost of sales consists principally of all direct costs of manufacture together with all factory overhead.  Cost of sales in fiscal 2001 amounted to €113,581,880 (£69,791,000) of which €69,530,857 (£42,724,000) related to the frozen desserts division, €29,463,002 (£18,104,000) related to the frozen ready-meals division, and €14,588,021 (£8,964,000) related to the Entenmann’s sweet baked goods division.

In fiscal 2001, Hibernia’s gross profit amounted to €18,162,333 (£11,160,000) compared with €18,832,755 (£12,014,000) in fiscal 2000.  In fiscal 2001, gross profit represented 13.79% of total sales compared with 16.48% of total sales in fiscal 2000.  This decrease in gross profit can be attributed to three factors: first, the intensely competitive frozen desserts market in fiscal 2001, in which the increase in price competition and product promotions impacted on prices charged and gross margins earned; second, revenues generated by the Brenda Road frozen ready meals facility did not accrue at the same time or rate as the costs were incurred, thereby giving rise to a period when the initial expenditure continued to significantly exceed revenues; and third, the change in the mix of products sold as a result of the opening of the new frozen ready meals facility in the third quarter of fiscal 2000.

In fiscal 2001, gross profit earned in the frozen desserts business amounted to €6,347,421 (£3,900,000) or 8.37% of sales, compared with €8,173,304 (£5,213,000) or 11% of sales in fiscal 2000, a decrease of 2.63%.  This decrease is attributable to the intensity of competition in the frozen desserts sector in fiscal 2001.  The acquisition of the Sara Lee UK Bakery Business in the first quarter of fiscal 2002 by Hibernia is anticipated to yield improvements with respect to margins earned.

In fiscal 2001, gross profit earned in the frozen ready-meals business amounted to €5,626,209 (£3,457,000) or 16% of sales, compared with €7,991,731 (£5,098,000) or 29.5% of sales in fiscal 2000, a decrease of 13.5%.  The reduction in gross profit was attributable to two factors:  first, the new Brenda Road frozen ready meals factory which opened in the third quarter of fiscal 2000 was a start-up operation incurring significant front-end fixed cost investments in operational, technical and factory management resources, together with substantial initial expenditure on new product development, line trials and product launches.  All such costs were expensed in fiscal 2001.  Also, revenues generated from this investment did not accrue at the same time or rate as the costs were incurred, thereby giving rise to a period when the initial expenditure continued to significantly exceed revenues. It is anticipated that improvements to gross margin percentage of the frozen ready meals division will be realized as revenues increase and the facility operates at full capacity and with greater efficiency.  Second, the average gross margin percentage earned on products sold under the Mr Brain’s brand in fiscal 2001 exceeded those earned on the frozen dessert products manufactured at the new facility, thereby reducing average gross profit as the sales mix changed to reflect the higher proportion of frozen ready meals revenues derived from the new facility.

In fiscal 2001, gross profit earned in the Entenmann’s sweet baked goods business amounted to €5,929,677 (£3,644,000) or 29% of sales, compared with €2,444,246 (£1,559,000) or 18% of sales in fiscal 2000, an increase of 11%. The primary reason for the increase was the improvement in operating efficiencies and the wider spread of fixed manufacturing costs over products sold.

In fiscal 2001, miscellaneous income which accrued to Hibernia during the year consisting of proceeds from the sale of licenses to export beef, contributed €259,027 (£159,000) to Hibernia’s total sales and gross margin in fiscal 2001.

In fiscal 2001, selling and distribution costs amounted to €20,750,060 (£12,750,000) compared with €16,526,911 (£10,543,000) in fiscal 2000, an increase of 21%.  The principal reasons for the increase in selling and distribution costs were: first, they reflected the 11% increase in sales in fiscal 2001 and, second, marketing expenses for Entenmann’s branded sweet baked goods increased significantly in fiscal 2001 as a consequence of the increase in the number of sales and marketing personnel, the employment and subsequent expansion of a field sales force, and higher expenditure associated with the launch of the chilled range of Entenmann’s products.

In fiscal 2001, general and administrative costs amounted to €6,936,579 (£4,262,000) compared with €5,287,189 (£3,373,000) in fiscal 2000, an increase of 26%.  The principal reasons for the increase in general and administrative costs were the recruitment of additional management and finance personnel, higher IT and systems development and other associated costs incurred in fiscal 2001.

In fiscal 2001, interest expense and similar charges amounted to €5,609,703 (£3,447,000) compared with €9,929,352 (£6,334,000) in fiscal 2000, a decrease of 46%.  The principal reason for the decrease was the prepayment of the Notes in April 2000.

In fiscal 2001, a realized foreign exchange gain of €966,271 (£594,000) was incurred compared with an unrealized foreign exchange gain of €45,711 (£29,000) in fiscal 2000.  The gain in fiscal 2001 was derived from the translation of dollar proceeds arising on the issuance of ordinary shares.

No tax charge arose in fiscal 2001 due to losses incurred during the year.

Liquidity and Capital Resources

During fiscal 2002, Hibernia issued 758,300 ordinary shares at a price of $4.50 per share to a group of accredited investors under the first stage of a two-stage private placement of ordinary shares.  The second stage was completed in May 2002 whereby a further 1,487,921 ordinary shares were issued to accredited investors at a price of $4.50 per share.  In total, 2,246,221 ordinary shares were issued giving rise to gross proceeds, before issuance costs, of $10,100,000.  These proceeds were principally applied to fund working capital during the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003.  In funding working capital, the proceeds enabled Hibernia to fund net losses incurred in both of those quarters and also fund capital expenditures arising during that period.

During fiscal 2002, Hibernia issued a total of 3,373,143 ordinary shares.  These consisted of 35,000 shares issued upon the exercise of outstanding share options; 1,111,111 shares upon the exchange of 4% Exchangeable Preference Shares; 423,424 shares upon the exercise of Class E Warrants; 461,888 shares upon the exercise of Class F Warrants; 148,488 shares upon the settlement of Share Rights obligations;  1,181,468 shares upon the cashless exercise of all 3,343,526 outstanding Class G Warrants; and 11,764 ordinary shares in connection with the acquisition of the Sara Lee UK Bakeries Business.

Proceeds before costs derived from the issuance of ordinary shares during fiscal 2002 amounted to $7,155,175, including $3,412,350 in respect of the first stage of the private placement of ordinary shares.  The balance of the proceeds raised in addition to the private placement was applied to working capital and specifically during the second quarter of fiscal 2002 and the fourth quarter of fiscal 2002 to fund net losses incurred during those periods.

During fiscal 2002, Hibernia entered into an agreement to resolve a dispute with the holders of all the outstanding Class G Warrants, whereby 1,181,468 ordinary shares were issued upon the cashless exercise of 3,343,526 Class G Warrants. The number of shares issued represented the difference between the 3,343,526 shares issuable under the terms of the Class G Warrants  and the 2,162,058 shares withheld by Hibernia to satisfy the consideration payable under the cashless exercise arrangement.  Such number was equal to the consideration which would have been payable under a normal exercise of the Class G Warrants, which was $14,678,000, divided by the market price calculated in accordance with the terms of the original warrant agreement, which was $6.789 per share.  Hibernia also issued 148,488 ordinary shares to the holders of the Class G Warrants in respect of outstanding Share Rights Certificates.

During fiscal 2002, Hibernia acquired the Sara Lee UK Bakeries Business.  In addition, Hibernia entered into a License Agreement with Sara Lee International  to use certain trademarks incorporating the Sara Lee brand name and logo in the U.K. and Ireland.  See Item 4. “Information on the Company” above.  The purchase price was £4,700,000 in cash. Hibernia funded this acquisition by entering into finance arrangements with a limited number of accredited investors.  These arrangements consisted of borrowing $12,360,000, denominated in dollars, British pounds sterling, and Euros, against 8% Convertible Loan Notes due 2003. Such Convertible Loan Notes, principal and interest, may be converted into ordinary shares at any time before maturity per share, and also carry nondetachable warrants  to purchase ordinary shares for a period of five years. Approximately $7,400,000 of the proceeds was applied to the acquisition, and the balance was used for working capital. The notes were issued in fiscal 2003.  Initially the conversion price at which the Notes were convertible to ordinary shares was set at $6.25 and the conversion price of the warrants issuable on conversion of the Notes was set at $6.25 also.  During fiscal 2003, the conversion prices of the Notes was revised to $5.00 and the warrants $6.00.  The term of the Notes was also extended from two to four years, maturing May 2005.  The exercise price of each Class H warrant was also revised from $6.25 to $6.

During fiscal 2002, Hibernia acquired the chilled desserts and frozen foodservice businesses and related assets of La Boheme Limited for £2,500,000 in cash.  The acquisition was funded by  the issuance of a 12.5% Guaranteed Loan Note by a wholly-owned subsidiary, Hibernia Chilled Foods Limited, in April 2002.

During fiscal 2002, Hibernia repaid its outstanding indebtedness to Barclays Bank plc and entered into new commercial loan facilities with GMAC Commercial Credit Limited and Fortis Bank S.A./N.V.  An earlier GMAC term loan facility was terminated. Under the new facility GMAC advanced £7,240,000, repayable in equal monthly instalments over seven years.  The interest charged under the new facility is variable, calculated at 2% above Base rate.  The working capital facility entered into with GMAC was increased by £1,000,000 in connection with the acquisition of the La Boheme chilled desserts business.  This amount was increase to £1,250,000 during fiscal 2002.  The Fortis term loan facility in existence at March 31, 2001 and originally due to be repaid on April 11, 2001 was extended to May 9, 2001 at which date it was terminated, and a new term loan facility entered into.  The new facility amounted to £7,400,000 and comprised two instalments of £3,000,000 and £4,400,000.  The instalment of £3,000,000 is repayable on a quarterly basis over 2.5 years at an interest rate of Base plus 2.5%.  The instalment of £4,400,000 is repayable on a quarterly basis over 2.5 years, commencing when the £3,000,000 instalment has been repaid, and bears interest at a rate of Base plus 6%. The interest rate levied on the £4,400,000 instalment was reduced during fiscal 2002 following the Company’s agreement to make available to Fortis additional security pertaining to certain unencumbered assets of it’s wholly owned subsidiary Hibernia Foods Bakeries Limited.  As of March 31, 2002 Hibernia’s indebtedness under term loan facilities to GMAC and Fortis amounted to £6,083,000 and £6,650,000 respectively.  During fiscal 2002, certain financial covenants contained in the facility agreements of GMAC and Fortis were breached.  Waivers were issued by all lenders with respect to these breaches, and new covenants, effective October 1, 2002, have been agreed upon.  Based on latest available information and internally prepared projections, management is satisfied that the Company will be in a position to comply with the new covenants.

In fiscal 2002, net cash outflow from operating activities amounted to €5,736,000 (fiscal 2001: net cash outflow from operating activities:  €14,283,000) which was derived from operating losses after the add-back of non-cash items of €6,284,000 and funds provided as a result of a decrease in working capital of €548,000.

In fiscal 2002, net cash applied to investing activities amounted to €18,101,000 and consisted of expenditures on acquisitions amounting to €13,549,000 and expenditures on fixed assets of €4,552,000.  Expenditures on acquisitions represented the acquisition of the Sara Lee UK bakery business and the acquisition of the chilled desserts and frozen foodservice desserts businesses of La Boheme-see Item 4-Information on the Company.

In fiscal 2002, net cash provided by financing activities amounted to €23,876,000 comprising €15,534,000 proceeds arising in respect of the 8% Convertible Loan Notes, €7,929,000 arising in respect of the issuance of ordinary shares, €4,048,000 received in respect of the issuance of a 12.5% Guaranteed Loan Note and €3,635,000 net reduction in bank borrowings.

Hibernia has warrants and options outstanding which potentially offer a source of capital. The total number of warrants and options outstanding covers 7,104,574 ordinary shares, exercisable at prices ranging from $0.6875 to $13.30.  Of this number, only 145,000 employee share options are subject to vesting rights and in addition, options on 4,880,000 ordinary shares are subject at the election of the holder to cashless exercise, which would result in no revenue to Hibernia. In addition, 2,243,842 class H warrants could be issued in connection with the conversion of the 8% Convertible Loan Notes, and are exercisable at $6 each.

In fiscal 2002, 4,228,838 warrants and 35,000 options were exercised.

Hibernia has various equipment capital lease commitments.  As of March 31, 2002, future capital lease commitments for the next five years excluding future interest payments were approximately €1,732 ,000.  Hibernia has various equipment and motor vehicle operating lease commitments.  As of March 31, 2002 future operating lease commitments were approximately €14,457,000.

Hibernia’s contractual obligations with respect to financing arrangements as of March 31, 2002 were as follows:

Facility

Total

Repayable

Repayable

Outstanding

Within

After

One Year

One Year

€000’s

€000’s

€000’s

Bank overdraft

22,386

22,386

—

Bank term debt

20,833

3,414

17,419

Capital leases

1,732

781

951

8% Convertible Loan Notes

15,534

—

15,534

12.5% Loan Note

4,090

—

4,090

Operating leases

14,457

2,207

12,250

Total obligations

79,032

28,788

50,244

As set forth in Item 4.  “Information on the Company”, Hibernia entered into a number of license agreements, which give rise to an obligation to make royalty payments to Bestfoods upon the sale of products covered by the licenses.   In fiscal 2002, such royalty payments were not significant.

Management believes that Hibernia’s capital resources and liquidity are sufficient to finance its current and projected trading operations for at least twelve months.  Management has drawn these conclusions based on detailed budgeted financial information for each operating segment, including forecast cashflows over the course of the next twelve months.  In addition to cash generated from operations, following the completion of the private placement of ordinary shares in May 2002 which yielded gross proceeds of $10,100,000, and the continuing improvement in the financial results of the Company as a result of synergies arising following the consolidation of the Company’s frozen desserts operations, management is satisfied that the assumptions upon which these conclusions have been reached are reasonable.   If currently unforeseen events occur, Hibernia may be required to seek additional financing and there can be no assurance that Hibernia would be able to obtain additional financing, if required, on acceptable terms.  Such events could include the loss of a large customer, delays in launch of new products or a reduction in gross margins earned by Hibernia as a result of higher overheads or lower external prices charged.

Hibernia’s liquidity is impacted by cash generated from operations and cash available under its bank financing arrangements.  Its financing arrangements include a cash overdraft recorded under short-term borrowings with respect to an invoice discounting and inventory finance facility with GMAC.  The availability of liquid resources under these facilities is derived from the level of sales, hence debtors, achieved and the level of inventory held at any point in time.

Hibernia does not engage in off balance sheet financing arrangements, nor does it engage in commodity trading activities.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

Our directors and senior management are as follows:

 Name

           Age                     Positions

Oliver Murphy

55

Chairman, Chief Executive Officer and Director

Søren Helmer Jensen

48

Vice Chairman and Director

Colm Delves

36

Chief Financial Officer and Director

Gerard Fanning

48

Secretary and Director

Paul Connolly

42

Director  (1)

Walter L. Downey

64

Director  (2)

Thomas W. Keaveney

56

Director  (1) (2)

Jean-Claude Lainé

56

Director

Patrick Murphy

46

Director

Gian-Franco Santoni

59

Director

Henrik Thufason

55

Director

Robin Wright

38

Director  (1) (2)

Christopher Peters                  53

Chief Executive Officer of Hibernia Foods Holdings (U.K.) Limited (“Holdings”)  (3)

Paul Gelardi

50

Chief Financial Officer of Holdings

Robert Frew

53

Operations Director of Holdings

Mark Carter

Mark Carter

30

Controller

____

(1)

Member of Audit Committee

(2)

Member of Remuneration Committee

(3)

Hibernia Foods Holdings (U.K.) Limited is a wholly-owned subsidiary of Hibernia  Foods plc and owns all of the shares of its  U.K. operating subsidiaries.

Oliver Murphy - Mr.  Murphy founded Hibernia in 1991 and has served Hibernia as Chairman and Chief Executive Officer since that time. Mr. Murphy was active in the international beef business for over 25 years. Prior to his founding Hibernia, in 1977 he founded and served as Chief Executive Officer of Hibernia Meats Limited (not affiliated with Hibernia), a processing and slaughtering company in Ireland which was engaged in the export of beef to the United Kingdom, Western Europe, the Middle East, Northern Africa and Japan.  He sold that company to his associates in the business.  Mr. Murphy has served as Chairman of the Irish Livestock and Meat Board, a government agency.

SNren Helmer Jensen - Mr. Søren Helmer Jensen has served as Vice Chairman and a director of Hibernia since March 2000.  Since 1999, he has been employed as the Chief Executive Officer of Food Equity Management, the fund manager of the Pan European Food Fund, a privately held Luxembourg fund which invests in the food industry, and of which he is Chairman.  Prior thereto, Mr. Helmer Jensen served as a director, Mergers and Acquisitions, at Citigroup from 1991 to 1998.

Colm Delves  - Mr. Delves joined Hibernia in May 1992 as Financial Controller. He has served as a director of Hibernia since September 1993 and is Chief Financial Officer. Mr. Delves is a Chartered Accountant.

Gerard Fanning - Mr. Fanning has served as a director since December 1997 and as Corporate Secretary since February 1999.  Since 2000, Mr. Fanning, a solicitor at law, has been a partner at the law firm of Fanning and Kelly in Dublin.  He had practiced with the firm of Matheson Ormsby Prentice in Dublin from 1995 to 1998.

Paul Connolly - Mr. Connolly has served as a director of Hibernia since its  incorporation.  He also serves as a member of the Audit Committee.  Mr. Connolly has been an independent financial consultant since March 1991.  Prior thereto he served as the Financial Controller of Hibernia Meats International Limited (not affiliated with Hibernia), a company engaged in international sales of beef.  Mr. Connolly also served as a director of ESAT Telecom Group plc, an Irish telecommunications company, until April 2000.  He is a Chartered Accountant.

Walter L. Downey - Mr.  Downey has served as a director of Hibernia since December 1998 and as a member of the Remuneration Committee of the Board of Directors since October 2001.  Since November 1978, Mr. Downey was employed by Fidelity Investments Institutional Services Company, Inc., a mutual fund management company, and served as President of Fidelity International Investment Advisors (U.S.), Inc. until his retirement in April 1998.  He is now the chairman of Downey Capital Management, Inc., a privately held investment firm.

Thomas W. Keaveney - Mr.  Keaveney has served as a director of Hibernia since December 1998 and as a member of the Remuneration Committee of the Board of Directors since October 2001.  He also serves as a member of the Audit Committee. Mr.  Keaveney has been employed by Credit Suisse First Boston Corp., an investment bank, since 1976 and has served as a Managing Director and Senior Advisor since 1986.  Mr.  Keaveney also serves as a director of Riverdeep Interactive Learning plc, an Irish company.

Jean-Claude Lainé - Mr. Lainé has served as a Director of Hibernia since July 2000.  He is a Director and partner of Food Equity Management.  Since 2000, he has served as Chairman of Pan European Seafood Holding. Formerly, he had been employed as Managing Director and Chairman of Charal-Sogéviandes (Sucres et denrées) Group, the sugar division of a food company.

Patrick Murphy - Mr. Murphy has served as a director of Hibernia since its incorporation.  Mr. Murphy has been employed since 1973 as the General Manager of Murphy Machinery (Littleton), Ltd, a family-owned company in Ireland which imports and distributes farm equipment.  He also serves as a Managing Director of Cashel Palace Hotel in Ireland.

Gian-Franco Santoni - Mr. Santoni has served as a director of Hibernia since  March 2000.  He had been employed as the Chief Executive Officer at the Nutrexpa Group, a food retail chain, in Barcelona, Spain from 1990 to 1997.  Between 1998 and 2001, he was a director at the Agrovic Group, a food company, also in Barcelona, Spain, and since 1998 he has been a director and partner at Food Equity Management.

Henrik Thufason - Mr. Thufason has served as a Director of Hibernia since July 2000.  He is a Director of Food Equity Management.  Prior thereto, he served as the Chief Executive Officer of BG Bank and Kapital Holding A/S in Copenhagen, Denmark.

Robin Wright - Mr. Wright has served as a Director of Hibernia since March 2000 and as a member of the Remuneration Committee of the Board of Directors since October 2001.  He also serves as a member of the Audit Committee.  Since 1999 Mr. Wright has served as the Managing Director, Corporate Finance of Food Equity Management.  Prior thereto, he served as a director of JSW Naylor, as a director, Mergers and Acquisitions, of Salomon Smith Barney and before that of Citigroup.

Christopher Peters - Mr. Peters joined Hibernia in January 2002 as Chief Executive Officer of Holdings. Prior to that date, he served as Business Director of Geest plc since 1997.

Paul Gelardi  -  Mr. Gelardi joined Hibernia in April, 2002 as Chief Financial Officer of Holdings. Prior thereto, he worked as a consultant at PNG Consultancy from September, 2001. Earlier, he had served as Chief Financial Officer of Sara Lee U.K. Holdings Ltd. and Chief Financial Officer of Sara Lee Asia.

Robert Frew - Mr. Frew joined Hibernia in October 2001 as Operations Director of Holdings. Between June 2000 and September 2001,  Mr. Frew worked as a consultant at Crayke Management Consultancy.  Prior thereto, he had been employed by Pepsico, serving as a manufacturing director at its Walker Crisps subsidiary in 1999 and 2000 and as an operations director for Eastern Europe for Pepsico Foods International between 1995 to January 1999.

Mark D. Carter - Mr. Carter, a Chartered Accountant, joined Hibernia as the Group Financial Controller in September 1998.  Prior thereto, Mr. Carter was employed as an accountant at KPMG from 1994 to 1998.

Oliver Murphy and Patrick Murphy are brothers.

Compensation

In fiscal 2002, a total of approximately €1,250,000 in compensation, which includes the value of benefits in kind,  was paid to or accrued for the senior management of Hibernia as a group (16 persons), together with reimbursement for their actual business-related expenses.

 None of the directors received fees in his capacity as director. Directors are eligible to participate in Hibernia’s stock option plans and have been granted options under those plans (see below).

Mr. Gerard Fanning is a non-employee director of Hibernia. He is a partner in a Dublin law firm which serves as an outside counsel to Hibernia when requested. In fiscal 2002, the legal fees paid by Hibernia to that firm were not material.

In March 2000, Hibernia entered into employment service agreements with Messrs. Oliver Murphy, Colm Delves and Mark Carter, members of senior management. These agreements, whose initial terms expire on September 30, 2003 for Messrs. Murphy and Delves and on September 30, 2002 for Mr. Carter,  provide for annual salaries, the furnishing of a car including its costs and expenses, annual contributions to their personal pension plans, and life, disability and medical insurance.

In addition, the agreement with Mr. Murphy contains a four-year bonus arrangement, under which Mr. Murphy will be entitled to receive an annual bonus calculated as a percentage of Hibernia’s annual pre-tax profit in fiscal 2001 through fiscal 2004, as follows: 1% of the first €1,269,738, 2% of the second €1,269,738, 3% of the third €1,269,738, 4% of the fourth €1,269,738, and 5% of the pre-tax profit in excess of €5,078,952. The amount payable pursuant to this bonus arrangement cannot exceed the following amounts: £323,000 in fiscal 2001, £482,000 in fiscal 2002, £544,000 in fiscal 2003, and £662,000 in fiscal 2004. The bonus is payable in shares, converted at the higher of: (i) 80% of projected share prices at March 31, 2001, 2002, 2003 and 2004, such projections having been prepared by Hibernia in fiscal 2000; and (ii) the average share price of Hibernia’s ADSs in each of the relevant fiscal years.  Mr. Murphy may elect to receive up to 50% of the bonus payable in cash.

Pursuant to existing arrangements, a total of approximately €125,000 was contributed in fiscal 2002 to the personal pension plans of officers of Hibernia.

Board Practices

At each annual general meeting of shareholders, one-third of our directors (other than the Chairman) retire by rotation, but retiring directors are eligible for re-election by the shareholders.  Directors appointed by the Board of Directors serve only until the next annual general meeting of shareholders, at which they are eligible for re-appointment by the shareholders.  Executive officers are elected by the Board of Directors and, subject to any existing employment agreements, serve at the pleasure of the Board of Directors.

The Board generally acts by majority vote.  However, pursuant to a Subscription and Shareholders’ Agreement entered into in March 2000 with Salisbury Holding Investment Company, Hibernia agreed that a Qualified Majority, consisting of a 75% vote of the directors, was required to approve certain actions, including material acquisitions, capital expenditures exceeding £1,000,000 outside the budget, capital budgets, material liens and issuances of ordinary shares other than upon the exercise of options, warrants and rights then outstanding. Under that agreement, Salisbury was granted the right to nominate five directors to the Board, which would diminish to four directors if its shareholdings and those of its designee, Bake Invest B.V., are not greater than  3,100,000 ordinary shares, and to three directors if its shareholdings are not greater than 2,400,000 ordinary shares.  The Qualified Majority requirement  would terminate if  Salisbury’s and Bake Invest’s shareholdings are not greater than 2,400,000 ordinary shares, and it would then be entitled to nominate one director for each 800,000 shares held by it. At present, the  successors in interest to Salisbury - Salisbury Holdings Ltd. and Bake Luxembourg -own  2,244,037 ordinary shares and Bake Invest B.V. owns 1,818,770 ordinary shares, or a total of 4,062,807 ordinary shares.  Five of the directors, nominated by them and the other institutional investors which purchased ordinary shares as a group in March 2000, agreed to vote in unison. See Item 7. “Major Shareholders and Related Party Transactions” below.

The Board of Directors has an Audit Committee, consisting of Messrs. Paul Connolly, Thomas Keaveney and Robin Wright. The charter instrument of the Audit Committee provides that it shall be composed of at least three independent directors, none of whom may be an officer of Hibernia or any of its subsidiaries, and all of whom must be capable of reading and understanding financial and accounting statements. The mission of the committee  is to assist the Board of Directors  by regularly reviewing, reporting and making recommendation to the Board regarding the financial information which shall be publicly disseminated, the systems of internal controls which Hibernia’s management has established, its audit process and the performance of the independent accountants. The committee’s responsibilities include monitoring the  integrity of the financial reporting process, including the review of audit findings and making significant suggestions for improvements provided by the independent accountants; evaluating significant accounting and reporting issues;  discussing with management and the independent accountants their qualitative judgments about the appropriateness of accounting principles and financial disclosure practices;  reviewing with counsel for Hibernia legal matters which could have a significant impact on its financial statements; and reviewing drafts of periodic SEC reports.  In addition  the committee will annually recommend to the Board its selection of independent accounts and their compensation, and will monitor and evaluate the performance of their duties.   The Audit Committee shall not have the responsibility to plan or conducts audits or to determine that Hibernia’s financial statements are complete and accurate and in accordance with generally accepted accounting principles, all of which are the responsibility of the Board of Directors.  In addition, it is not the duty of the Audit Committee to conduct investigations or to resolve any disagreements between management and the independent accountants or as assure compliance with the law and applicable regulations.

The Board of Directors has also appointed a Remuneration Committee, consisting of  Walter Downey, Thomas Keaveney and Robin Wright.  The Remuneration Committee is composed of at least three independent directors.  The function of the Remuneration Committee is to approve all compensatory arrangements with the senior personnel of Hibernia, including the granting of stock options.

Employees

We currently employ a total of approximately 2,100 persons, almost all of whom are located in the U.K. and the balance in Ireland.  At the end of fiscal 2001 and fiscal 2000, we employed approximately 1,800 and 1,200 persons, respectively. During the peak holiday season we employ approximately 500 additional persons in the U.K.  We believe that sufficient labor at acceptable terms is and will continue to be available to us.

Approximately 47% of our employees are represented by labor unions.  There is no labor union contract between us and any of the unions representing our employees, which regulates the terms and conditions of employment of our employees. We believe that relations with our employees and unions are generally good.

Hibernia maintains a pension plan for the benefit of the employees it acquired with its purchase of the Sara Lee UK Bakery Business in June 2001.  The total amount accrued by Hibernia in fiscal 2002 for maintaining that plan for the period was €1,000,000.

Share Ownership

At August 30, 2002, we had 25,068,425 outstanding ordinary shares. Our directors and senior management as a group beneficially owned 7,632,887 ordinary shares, consisting of 1,947,863 outstanding ordinary shares and presently exercisable options granted under our various option plans to purchase a total of 5,685,024 additional ordinary shares.  They do not include 600,000 deferred ordinary shares which are not presently convertible.

Such amounts also do not include an aggregate of 7,314,636 ordinary shares beneficially owned by other companies, with which certain directors of Hibernia - Messrs. Søren Helmer Jensen, Gian-Franco Santoni, Robin Wright, Jean-Claude Lainé and Henrik Thufason - directly or indirectly hold control positions. If such shares owned by other companies were included, the amount beneficially owned by our directors and senior management as a group would be 14,947,523 ordinary shares or 46.8% of the outstanding ordinary shares.  For a more complete description, see Item 7. “Major Shareholders and Related Party Transactions” below.

The following table sets forth certain information regarding ordinary shares beneficially owned by our directors and senior management and options granted to our directors and senior management and outstanding, as of August 30, 2002.

Name	Number and percentage of ordinary shares beneficially owned (1)	Number of outstanding ordinary shares beneficially owned (1)	Number of options to purchase ordinary shares(2)	Exercise Price of options	Expiration Date of options
Oliver Murphy (3)	6,320,520 (21.3%)	1,740,000	4,580,520	$0.69 - 13.30	2003 - 2010
Søren Helmer Jensen (4)	**	5,498	0
Colm Delves (5)	780,504 (3%)	0	780,504	$0.69 - 13.30	2003 - 2010
Gerard Fanning (6)	**	0	137,000	$2.69 - 13.30	2007 - 2010
Paul Connolly	**	0	65,000	$2.69	2006 - 2007
Walter L. Downey	**	0	15,000	$3.41	2009
Thomas W. Keaveney	**	0	15,000	$3.41	2009
Jean-Claude Lainé (4)	**	50,000	0
Patrick Murphy	**	0	12,000	$2.69 - 3.41	2007 - 2009
Gian-Franco Santoni (4)	**	149,997	0
Henrik Thufason (4)	**	0	0
Robin Wright (4)	**	2,368	0
Christopher Peters	**	0	100,000	$4.05	2012
Paul Gelardi	**	0	45,000	$5.07	2012
Robert Frew	**	0	0
Mark Carter (7)	**	0	80,000	$3.41 - 6.62	2008 - 2010

____

**

Less than 1%

(1)

As used in this table, “beneficially owned” is used as the term is defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.  It includes the ownership  of a security through corporate, partnership, or trust entities.  It includes having the sole or shared power to vote or to direct the voting of a security, or the sole or shared power to dispose of or to direct the disposition of a security.  It also includes any security which such person has the right to acquire beneficial ownership of within 60 days, and the percentage shown assumes that all such rights to acquire securities by such person were exercised but that no one else’s right to acquire securities was exercised.

(2)       Excluding the options of Messrs. Peters and Gelardi, which are not exercisable within 60 days,  all of such options are presently exercisable within 60 days, and therefore the securities underlying such options are deemed to be beneficially owned by the individual and are included in the number of ordinary shares shown beneficially owned by such person.

(3)

Of  Mr. Murphy’s total number of options, 4,238,000 options are subject to cashless exercise.

In addition to the foregoing, in January 1992 Hibernia converted 600,000 ordinary shares held by Mr. Murphy into 600,000 deferred ordinary shares, par value €0.088881 per share.  These shares have no voting rights, no dividend rights, and no rights to receive any distribution upon liquidation or otherwise until the shares are converted, in whole or in part, into ordinary shares upon the occurrence of certain events.  The terms of the deferred ordinary shares were amended in August 1995, and the amendment was ratified by the shareholders of Hibernia on December 19, 1995.  As amended, such deferred ordinary shares may be converted in each fiscal year in which Hibernia's profit before taxation in the prior fiscal year, as audited by Hibernia's auditors, equaled or exceeded €5,078,952. The number of deferred ordinary shares so converted into ordinary shares will be equal to the result of dividing: (i) 15% of Hibernia=s profit before taxation in such prior fiscal year by (ii) the closing bid price of the ADSs on the last trading day of March of such prior fiscal year. Any deferred ordinary shares still not converted will be canceled in the fiscal year in which a transaction or series of transactions occurs which results in any third party (including a group of affiliated parties): (i) acquiring substantially all of the assets of Hibernia; or (ii) acquiring (x) 50% or more of the issued and outstanding ordinary shares or (y) new ordinary shares which, after issuance, equal or exceed 50% of the then issued and outstanding ordinary shares.

(4)       See Item 7. “Major Shareholders and Related Party Transactions” below.

(5)

Of  Mr. Delves’ total number of options, 482,000 options are subject to cashless exercise.

(6)

Of  Mr. Fanning’s total number of options, 100,000 options are subject to cashless exercise.

(7)

Of Mr. Carter’s total number of options, 60,000 options are subject to cashless exercise.

Hibernia has a number of employee share option plans with exercise prices ranging from $0.69 to $13.30.  In total, options to purchase 6,005,400 shares have been issued under these plans and of this amount, 5,830,024 options are held by directors and senior management. Except for 145,000 of these options, all are presently exercisable.

In November 1991, we adopted an Executive Share Option Plan under which options to purchase ordinary shares may be granted at the discretion of the Board of Directors to selected executives.  At June 30, 2002, an aggregate of 84,400 shares were issuable pursuant to the exercise of options granted under such plan, of which options for 81,024 ordinary shares are held by the directors and senior management.  The exercise price of the options was the market value of the shares on the day preceding the dates of grant of the options. All of such outstanding options have an exercise price of $.6875 and expire on September 19, 2003.  Each option is non-transferable except upon death.  In August 1995, the Board of Directors amended the plan to provide that no options to purchase shares may be granted thereunder in the future.

In November 1995, we adopted the Share Option Plan, pursuant to which options covering an aggregate of 750,000 ordinary shares are issuable to officers, directors, employees and consultants at exercise prices which are the higher of the market value of the ADSs on the day prior to the date of grant or $2.6875.  At June 30, 2002 options to purchase a total of 442,000 ordinary shares under that plan were outstanding at an exercise price of $2.6875 expiring between March 2006 and March 2007, including 435,000 options held by our directors and senior management.

In December 1997, we adopted the Employee/Consultant Share Option plan, pursuant to which options covering an aggregate of 1,000,000 ordinary shares are issuable to officers, directors, employees and consultants at an exercise price equal to the closing bid price for the ADSs on Nasdaq on the day immediately prior to the date of grant.  At June 30, 2002 options under that plan were outstanding to purchase a total of 599,000 ordinary shares at exercise prices ranging from $3.406 to $7.01 and expiring between May 2009 and March 2012.  These  include 434,000 options held by directors and senior management.

In March 2000, we adopted the Executive Share Option Plan (2000) under which options to purchase an aggregate of 4,880,000 ordinary shares were issued to executive officers.  Such options were issued in four classes  with exercise prices ranging from $6.62 to $13.30.  The options expire in February 2010, but options covering 2,070,000 of such shares may only be exercised when the price of our ADSs representing ordinary shares on Nasdaq exceeds the exercise price for any thirty-day period or alternatively on March 31st of  2002 or 2003 with respect to three classes of such options. All of such options are subject to cashless exercise.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of ordinary shares at August 30, 2002 by each shareholder known to us, who owns more than 5% of the outstanding ordinary shares (either directly or by virtue of ownership of ADSs representing ordinary shares).  On that date 25,068,425 ordinary shares were outstanding.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage Beneficially Owned (1)
Pan European Food Fund (2)	7,522,499	28.7%
Oliver Murphy	6,320,520 (3)	21.3%
Gruber & McBaine Capital Management, LLC	2,990,980 (4)	11.9%
Bear Stearns Asset Management, Inc	1,807,823 (4)	7.2%
Axa Financial, Inc.	1,321,130 (4)	5.3%

___

(1)

As used in this table, “beneficially owned” is used as the term is defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.  It includes the ownership of a security through corporate, partnership, or trust entities.  It includes having the sole or shared power to vote or to direct the voting of a security, or the sole or shared power to dispose of or to direct the disposition of a security.  It also includes any security which such person has the right to acquire beneficial ownership of within 60 days, and the percentage shown assumes that all such rights to acquire securities by such person were exercised but that no one else’s right to acquire securities was exercised.

(2)

A group of institutional investors purchased an aggregate 6,600,000 ordinary shares in February 2000.  At that time, Pan European Food Fund, through its subsidiary Salisbury Holding Investments Limited,  acquired 2,532,000 shares; Bake Invest B.V. acquired 2,068,000 shares; Axa Colonia Versicherung A.G. acquired 700,000 shares directly; GIMV N.V. acquired 1,000,000 shares directly; and Daphne, Inc. acquired 300,000 shares directly.  The shares acquired by Pan European Food Fund are held for the benefit of Danske Bank, Daphne, BAEK and HAEK (doctors’ pension funds in Berlin and Hamburg, Germany) and various Axa entities. The shares acquired by Bake Invest B.V. are held for the benefit of GIMV N.V. and Danske Bank. Pan European Food Fund and Bake Invest B.V. are under common management.  All of these entities have agreed to vote their shares of Hibernia in unison and share voting and dispositive power over the shares which were purchased.

In addition, options to purchase a total of 360,000 Hibernia shares, exercisable at a price of $6.50 until February 2010, were granted to Salisbury.  Such options are subject to cashless exercise.  All of such options were retained by the members of the group, except 60,000 options which have been used as part payment for a loan.

Also, in May 2001, Salisbury and Daphne advanced a total of €5,000,000 in return for the issuance of 8% Convertible Notes due 2003. Such Convertible Notes were amended in April 2002.  As amended,  the maturity date  was extended two years to 2005, and the conversion rate is $5.00 per ordinary share. If such Notes were converted at maturity and interest accrued to maturity were settled in the form of ordinary shares in lieu of cash (assuming current exchange rates), an aggregate of 1,165,656 ordinary shares would be issuable to such entities upon conversion, together with 971,380 non-detachable Class H Warrants, each warrant exercisable upon and after conversion of the Convertible Notes to purchase one ordinary share at a price of $6.00 for a period of five years.

Hibernia has been informed that at present, Pan European Food Fund through subsidiaries,  continues to hold 2,244,037 ordinary shares for the benefit of Danske Bank, Daphne and various Axa entities. Bake Invest B.V. continues to  own 1,818,770 shares for the benefit of GIMV and Danske Bank. GIMV owns 1,000,000 shares directly; Daphne owns 300,000 shares directly; and Axa owns 700,000 shares directly. The group also holds 300,000 presently exercisable options and has presently exercisable rights to obtain 871,700 ordinary shares upon conversion of the 8% Convertible Notes. In addition, an aggregate of 287,992 ordinary shares are held by directors and affiliates of Hibernia upon acquisition from persons controlling or controlled by these entities

Messrs. Søren Helmer Jensen, Gian-Franco Santoni, Robin Wright, Jean-Claude Lainé and Henrik Thufason, directors of Hibernia, are also officers, directors or controlling shareholders of Salisbury, Pan European Food Fund, Food Equity Management, Bake Invest or affiliates thereof and may be deemed to be affiliates of those entities.  As such,  Messrs. Jensen, Santoni, Wright, Lainé and Thufason may be deemed to be controlling persons of a total of 7,522,499  Hibernia shares.

 (3)

Oliver Murphy, Chairman and Chief Executive Officer of Hibernia, has sole voting power over 1,740,000 outstanding ordinary shares.

Mr. Murphy also has options on 4,580,520 ordinary shares granted under Hibernia’s various share option plans. This number does not include deferred ordinary shares.

(4)

In furnishing such information, Hibernia is relying on information contained in statements filed under Section 13(d) of the U.S. Securities Exchange Act with the Securities and Exchange Commission.

Related Party Transactions

During the last three fiscal years, in addition to the transactions described in “Major Shareholders” immediately above, the following transactions occurred in which any of our affiliates had an interest.

In connection with the acquisition of Majestic, a family-owned company of which Mr. Murphy is a director independently invested €698,356 in Hibernia by purchasing convertible debt bearing a 5% interest rate and convertible into ordinary shares on the first and second anniversaries at a 15% discount to the then current market price of our ADSs as quoted on Nasdaq.  We repaid such debt in fiscal 2000.

In connection with our acquisition of Majestic on July 29, 1997, we assumed the obligation of Majestic to repay an outstanding loan of £174,000 to a director and officer of Majestic, who became one of our directors.  The balance of the loan was repaid in May 2002.

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” below.

 Dividend Policy

We have not paid any dividends on our ordinary shares to date and do not anticipate paying such dividends in the foreseeable future.

Legal Proceedings

One of our beef suppliers commenced litigation in the High Court in Dublin, Ireland seeking compensation of approximately €253,948 in respect of alleged damages resulting from an alleged breach by us of a provision of our agreement with the supplier.  We filed a counterclaim for breach of contract,  seeking damages in excess of those sought by the plaintiff.  The outcome of this legal action cannot be predicted with certainty.  However based on the facts available to us at present, we believe that there is no merit in the supplier's claim and we will contest it vigorously.

Significant Changes

See Item 5.  “Operating and Financial Review and Prospects” above for a discussion of  material events subsequent to the end of fiscal 2002.

Item 9. The Offer and Listing.

We have pending registration statements in effect under the U.S. Securities Act of 1933, which have registered the resale of outstanding ordinary shares by certain shareholders.  Their identity of the shareholders and the plans of distribution are set forth in the respective registration statements. We agreed to pay the costs of such registrations and will not receive any proceeds which result from the resale of those ordinary shares

At present, our ordinary shares, represented by ADSs, are traded on the Nasdaq National Market under the symbol “HIBNY”. Prior to September 9, 1999,  they were traded on the Nasdaq Smallcap Market under the same symbol.

The following tables set forth the information indicated for the closing sales prices of the ADSs (rounded to the nearest cent) as reported by Nasdaq:

                                                                High                Low

Fiscal 1998

$4.62

$1.06

Fiscal 1999

$7.75

 $3.40

Fiscal 2000

$8.25

 $3.75

Fiscal 2001

$7.62

 $4.87

First fiscal quarter

$7.62

 $5.37

Second fiscal quarter

$7.56

 $5.18

Third fiscal quarter

$6.50

 $4.87

Fourth fiscal quarter

$7.00

$5.06

Fiscal 2002............................................

$7.70 ...............$4.01

First fiscal quarter

$7.70

 $5.50

Second fiscal quarter

$6.70

 $4.25

Third fiscal quarter

$5.28

 $4.01

Fourth fiscal quarter

$5.72

 $4.70

March 2002

$5.72

 $5.05

April 2002

$5.42

 $4.98

May 2002

...$5.20

 $4.90

June 2002

$5.09

 $4.50

July 2002...............................................$4.88...............$4.00

August 2002..........................................$4.55...............$4.17

Our ADSs are not traded on any other market, and our ordinary shares are not publicly traded. The ADSs represent 57% of our issued and outstanding ordinary shares.  The number of holders of record of the ADSs and ordinary shares as of August 30, 2002 residing in the United States was approximately 55 holders.  One of the shareholders of record of the ordinary shares is The Bank of New York which acts as depositary for the ADSs. We estimate that the number of beneficial holders of ADSs as of August 30, 2002 was approximately 500.

Item 10. Additional Information.

Share Capital

Our authorized share capital is 68,950,000 ordinary shares, par value €0.088881 per share; 600,000 deferred ordinary shares, par value €0.088881 per share;  and 450,000 voting convertible preference shares, par value €0.088881 per share.  Of that amount, at August 30, 2002, 25,068,425 ordinary shares, 600,000 deferred ordinary shares were issued and outstanding. There were no voting convertible preference shares issued.  All of such outstanding shares were fully paid.

At March 31, 2001, 19,449,061 ordinary shares and 600,000 deferred ordinary shares were outstanding.  During fiscal 2002, 4,131,443 ordinary shares were issued with the result that at March 31, 2002, 23,580,504 ordinary shares and 600,000 deferred ordinary shares were outstanding.  Since March 31, 2002, an additional 1,487,921 ordinary shares have been issued, and at June 30, 2002,  25,068,425 ordinary shares were outstanding

During the last five fiscal years more than 33% of the ordinary shares we issued had been paid for with assets other than cash,  principally on exchange of 4% preference shares into ordinary shares, as a result of entering into a cashless exercise with the holders of the Class G Warrants, and as consideration for the shares we issued in connection with our purchase of  the assets or securities of other companies.

We have reserved for issuance in aggregate of 12,813,804 ordinary shares issuable upon the exercise of options and  warrants, the exchange of outstanding preference shares issued by a wholly owned subsidiary, the conversion of convertible notes, and the conversion of the deferred ordinary shares. In addition to the ordinary shares issuable under our employee stock option plans described in Item 6. “Directors, Senior Management and Employees”  and under the options  and convertible notes held by the group of financial investors described in Item 7.“Major Shareholders and Related Party Transactions”, we have reserved ordinary shares as follows:

·

Our wholly-owned subsidiary, Hibernia Foods Trading House Limited, has issued and outstanding an aggregate of 1,000 shares of its non-voting 4% Exchangeable Preference Shares, par value €1.269738 per share.  Each preference share is exchangeable into ordinary shares of Hibernia represented by ADSs at an adjustable rate.  That rate is based on the market value of ADSs at the time of exchange.  Subject to adjustment, not less than a total of 27,778 ordinary shares, or 27.7777 ordinary shares per $100 of par value of preference shares, may be obtained by the exchange of all of the outstanding preference shares. As long as the market price of the ordinary shares is at least $3.60 per share, the exchange rate will remain at 27.7777 ordinary shares.  If the market price of ordinary shares is less than $3.60, more ordinary shares will be issuable upon exchange.  There is no maximum number of ordinary shares which are issuable upon such exchange.  In addition, each preference share is accompanied by ten Class E Warrants and ten Class F Warrants, for an aggregate of 10,000 Class E Warrants and 10,000 Class F Warrants outstanding, each warrant entitling the holder to purchase one ADS at an exercise price of $5.31 and $6.45, respectively, subject to adjustment, until March 27, 2003.

·

In addition, we have outstanding 10,250 warrants granted to the Placement Agent in the offering of the Exchangeable Preference Shares, each warrant entitling the holder to purchase at an exercise price of $100 an aggregate of one Preference Share, ten Class E Warrants and ten Class F Warrants, until and March 27, 2003. A maximum amount of 511,583 ordinary shares are issuable thereunder.

During the last three fiscal years, we have issued ordinary shares as follows:

•

In fiscal 2000, we issued 6,600,000 ordinary shares to a group of institutional investors in a private placement in consideration for the payment to us of  approximately $33,000,000.  We also issued 44,713 ordinary shares upon the exercise of outstanding Class C Warrants and Class D Warrants in accordance with their terms. The aggregate proceeds we received in connection with such transactions were approximately $33,133,000.

·

In fiscal 2001, we issued 5,354,387 ordinary shares upon the exercise of our outstanding Class C, D, E and F Warrants, our Underwriters’ Warrants, employee stock options and the exchange of HFT's Exchangeable Preference Shares.  The Class C Warrants and Class D Warrants, which had been traded on Nasdaq, expired in accordance with their terms on October 12, 2000.  The aggregate proceeds we received in connection with such transactions were approximately $13,022,085.

•

In fiscal 2002, we issued 4,131,443 ordinary shares upon the exercise of our E, F and G Warrants, our Share Rights Certificates, employee stock options,  the exchange of  HFT’s Exchangeable Preference Shares, the purchase of ordinary shares in a private placement, and  in payment of  salary compensation to a former member of the management of Sara Lee. The aggregate cash proceeds we received in connection with such transactions were approximately $7,155,175.

·

In addition to the foregoing, since March 31, 2002  we have issued 1,487,921 ordinary shares to a group of accredited investors in a private placement at $4.50 per share or a total of $6,695,645.

Memorandum and Articles of Association

Hibernia Foods plc is an Irish public limited company with headquarters in Dublin, Ireland. Our registered office is located at 68 Merrion Square, Dublin 2, Ireland, and our Irish registration number is 177969.

Article 3 of our Memorandum and Articles of Association (the “Articles”) provides that we may engage in the manufacture and sale of food and related goods and do all things permitted by law which management deems is incidental or conducive to the attainment of that objective.

The following is a brief description of the ordinary shares and the rights of holders based on our existing Articles and Irish law.

General

The authorized share capital of Hibernia provides for 68,950,000 ordinary shares, par value €0.088881 per share. All of the 25,068,425 ordinary shares outstanding at June 30, 2002 are duly authorized, validly issued, fully paid and non-assessable. Neither Irish law nor the Articles of Hibernia impose any limitations on the rights of nonresident or foreign owners of the ordinary shares to hold or vote such shares. Holders of ordinary shares are entitled to receive such dividends as may be recommended by the Board of Directors and approved by the shareholders and/or such interim dividends as the Board of Director, may decide. Under Irish law, dividends are payable only out of accumulated profits. after recovery of past losses. The Articles provide that upon liquidation or a winding up of Hibernia, the assets available for distribution among the holders of ordinary shares shall be distributed pro rata. The ordinary shares have no conversion or redemption right.

Voting Rights

Votes may be given either personally or by proxy. Subject to the Articles and to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person and every proxy shall have one vote, with the result that no individual shall have more than one vote. If a poll of shares is taken, which can be demanded by the chairman or any three shareholders present in person or by proxy or the holders of ten percent of the outstanding shares, every member shall have one vote for each share carrying voting rights of which he is the holder. Where there is an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have. A majority of votes cast is required for ordinary actions, but a 75% vote is required for the adoption of a "special resolution." A special resolution is required to effect certain actions (for example, to alter the Memorandum and Articles, to change the company name or to make a determination to wind up either voluntarily or by court action). Variation of rights relating to a class of shares requires the approval of a special resolution of the class. Shareholders do not have cumulative voting rights for the election of directors, which means that the holders of a majority of shares can elect all of the directors.

Rights of Dissenting Shareholders

There are no appraisal rights under Irish law.

Shareholder Meetings

Irish law provides for two types of shareholder meetings: the annual general meeting ("AGM") and the extraordinary general meeting ("EGM"). A company must hold an AGM once in each calendar year within nine months of the financial year end at intervals of not more than 15 months. The directors may convene an EGM at any time. Also, shareholders holding at least 10% of the paid-up voting share capital of the company may demand an EGM. An AGM and an EGM called for the passing of a special resolution require that shareholders receive at least 21 days' prior written notice and all other EGMs require at least 14 days' prior written notice.

Hibernia’s Articles provide that a quorum for an AGM or an EGM is three persons entitled to vote who are present at the time the meeting convenes.

Under Irish law, a company's AGM must take place in Ireland and any business transacted at a meeting held in violation of this requirement will be void, unless all shareholders entitled to attend and vote at such meeting consent in writing to the meeting being held elsewhere or the shareholders at the preceding AGM have passed a resolution providing that the meeting be held elsewhere.

Issuance of Shares

Irish law restricts the power of the Board of Directors to allot shares and to grant shares subscription rights and rights to convert loans or obligations of a company into shares unless the shareholders pass a resolution conferring such powers on the Board of Directors, or the Articles of Association confer such powers, for periods of up to five years. On March 20, 2000, Hibernia's shareholders passed the necessary special resolution granting such powers for a five-year period.

Preemptive Rights

Irish law provides that issues of equity shares (and rights to subscribe for or to convert into equity shares) for cash must be offered, pro rata, to the existing holders of equity shares. The shareholders may by special resolution eliminate this requirement for periods of up to five years. On March 20, 2000, Hibernia's shareholders passed the necessary special resolution eliminating preemptive rights for a five-year period.

Directors' Interests

Irish law provides that a director of a company who is in any way, directly or indirectly, interested in a contract or proposed contract with the company has a duty to declare the nature of his interest at a meeting of the directors of the company. The Articles allow the involvement of directors in transactions with Hibernia to the extent permitted by law, if the nature and extent of the director's interest is disclosed to the Board of Directors.

Derivative Action Suits

As a general principle of Irish law, only a company itself can be the proper plaintiff for the purpose of maintaining proceedings in respect of wrongs done to the company, and neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. There are, however, certain exceptions to this principle available under equitable principles on a case-by-case basis. For example, the controlling shareholders cannot perpetrate a fraud on the minority shareholders or commit an act which is illegal or ultra vires. Additionally, if a company purports to act on the strength of a decision by a simple majority where certain decisions call for more than a simple majority, an individual shareholder is entitled to bring suit. In cases where the controlling shareholders will not institute proceedings in the name of the company in those instances where they are properly called for, one or more of the aggrieved minority shareholders may bring what has come to be known as a derivative action, namely an action that derived from the injury to the company rather than the injury to individual shareholders. The defendants in any such proceeding would normally be the company itself and those persons who are alleged to have committed the wrong.

Representative Action Suits

In contrast to a derivative action which lies where it is alleged that a wrong has been done to the company, Irish law permits an action by a shareholder in his own right where be alleges that his personal rights have been infringed. If such a shareholder has rights which are identical to those enjoyed by other shareholders or by all shareholders of the same class of shareholders, it is possible for the shareholder to commence a suit in a representative capacity on behalf of himself and the other shareholders whose personal rights have likewise been infringed. Any such representative action suit may include claims against the company and claims against the directors, if the claims arise out of the same series of transactions, even though the relief sought from the directors is due the company and not the Individual plaintiff. Directors may be held liable to the company for negligence or other misconduct.  Additionally, under Irish law, any shareholder of a company who claims that the affairs of the company are being conducted, or that the powers of the directors of the company are being exercised in a manner oppressive to him or any of the shareholders or in disregard of his or their interests as shareholders may apply to the courts for an appropriate order.

Disclosure Requirements

Under Irish law, a person who has or acquires an interest in 5% or more of the issued voting share capital of any class of a public limited company (such as Hibernia) must notify such company (in the prescribed manner and normally within five business days) of his interest and of certain circumstances and events affecting that interest. In general, such a person must give notice of any change in his interest above the 5% level and any reduction in his interest which takes it below the 5% level. Any interest in an ADS, either direct or through a spouse, minor child or a company which he is deemed to control and persons acting in concert, would be regarded as an interest in the ordinary Share for this purpose. Failure to notify punctually and properly is an offense.  Additionally (except in the case of a notification obligation relating to a person ceasing to be interested in shares), do right or interest in respect of the relevant shares will be enforceable by action or legal proceedings. Application may be made to the Irish courts to remove this restriction. but this would not be successful unless the court was satisfied that the failure to notify was not due to any deliberate act or omission on the part of the applicant. In addition, under Irish company law Hibernia is obligated to keep a register showing all notifications received and to keep it open to inspection by the public. Furthermore, the Company can also (and is obliged on a request by shareholders holding not less than 10% of its paid-up voting share capital to) undertake an investigation to establish whether a person or persons have such notifiable interests.

Under the Articles the directors can, in their absolute discretion, require a holder of ordinary shares to disclose, among other things, the identity of the holders of the beneficial ownership interests in those shares and the nature of any arrangements with any persons regarding the disposition or voting of those shares. If the directors determine that the holder of the relevant shares has not provided a satisfactory disclosure, the directors may prohibit the holder from attending or voting at general meetings of the company.

Mergers Act

Subject to satisfying certain financial thresholds, any person or entity acquiring ordinary shares or ADSs must provide advance notice of such acquisition to the Minister for Enterprise and Employment of Ireland if, after such acquisition, that person or entity can control 25% or more of the voting rights in the company. Under Irish law, title to ordinary shares or ADSs concerned will not be regarded as having passed unless, before the acquisition, clearance has been obtained from the Minister for Enterprise and Employment or the statutory period has expired following notification.

American Depositary Shares

See Item 12. “Description of Securities Other than Equity Securities” below.

#

Material Contracts

The following is a description of material contracts entered into within the two years preceding the date of this annual report:

Contract	Date	Parties	Description
Term Loan Facility Agreement	April 20, 2000, modified July 28, 2000 and replaced May 9, 2001	Hibernia Foods plc & Fortis Bank S.A./N.V.	Commercial term loan facility advanced by Fortis bank on April 20, 2000 and replaced by a new facility agreement dated May 9, 2001
Asset Purchase Agreement	April 5, 2001	Hibernia Foods plc & Others	Agreement to purchase the trade and certain assets relating to the chilled desserts business of La Boheme Limited
Share Purchase Agreement	April 18, 2001	Hibernia Foods plc & Sara Lee UK Holdings Limited, Hibernia Bridlington Limited	Agreements to acquire the entire outstanding share capital of Sara Lee Bakeries UK Limited and Finnegan’s Famous Cakes Limited
Letter Agreement	May 1, 2001	Hibernia Foods plc & Others	Letter rescinding and replacing the Registration Rights Agreement as amended and restated as of August 20, 1999
Loan Note Instrument	May 9, 2001, modified March 20, 2002	Hibernia Foods plc & Hibernia & Chilled Foods Limited & Janelle Investments	Issuance of 12.5% Secured Guaranteed Loan Notes
Amendment and Restatement Agreement	May 9, 2001	Hibernia Foods plc & Hibernia Foods Limited & Hibernia Chilled Foods Limited & GMAC Commercial Credit Limited	Amendment to commercial financing agreement dated September 25, 1998
Intercreditor Deed	May 9, 2001	Hibernia Foods plc & GMAC Commercial Credit Limited & Fortis Bank S.A./N.V. & Janelle Investments	Agreement which provides Group financing and security arrangements
License Agreement	June 4, 2001	Hibernia Foods plc & Sara Lee International Corporation & Hibernia Foods Bakeries Limited (formerly Sara Lee Bakeries UK Limited)

Agreement to enable Hibernia to use the Sara Lee trademark and certain other trademarks for a period of 5 years in the United Kingdom, Republic of Ireland and in respect of certain E.U. customers, in the manufacture and sale of sweet baked frozen goods

Loan Facility Agreement	September 20, 2001	Hibernia Foods plc and Fortis Bank S.A...N.V.	Agreement relating to general guarantee
Intercompany cross Guarantee	September 20, 2001	Hibernia Foods Bakeries Limited and GMAC Commercial credit Limited	Cross guarantee

Exchange Controls

Except as indicated below, there are no restrictions on non-resident dealings in domestic securities of companies incorporated in Ireland such as Hibernia, and dividends, interest, payment of principal  and redemption proceeds are freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992, was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries.  Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the EU.  The acquisition or disposal of ADSs representing shares issued by an Irish incorporated company and associated payments may fall within this definition.  In addition, dividends, interest, payments of principal or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. Regulations have been made under the 1992 Act prohibiting financial transfers to or by the order of, or on behalf of residents of Libya,  Iraq, or the Republic of Yugoslavia (Serbia and Montenegro) without the prior permission of the Central Bank of Ireland.

Taxation

The following is a summary of material Irish and U.S. federal income tax consequences of the purchase, ownership and disposition of Hibernia’s securities by U.S. persons.  It is based on Irish and U.S. tax statutes, regulations and other sources of law and on Irish Revenue practice as in effect on the date of this report, including the tax treaties between Ireland and the United States, all of which are subject to change.  This summary does not discuss all aspects of Irish and U.S. taxation that may be relevant to a particular investor, and it does not discuss any tax consequences arising under the laws of a taxing jurisdiction other than Ireland and the federal government of the United States.

EACH HOLDER OR PROSPECTIVE HOLDER OF HIBERNIA’S SECURITIES SHOULD CONSULT HIS TAX ADVISOR REGARDING THE TAX EFFECTS OF HIS ACQUIRING, HOLDING AND DISPOSING OF SUCH SECURITIES.

Republic of Ireland Taxation

Except as summarized on the following paragraphs, United States investors who are not citizens or residents of Ireland will not be subject to additional Irish tax upon the acquisition of ADSs or warrants, or upon the acquisition of ordinary shares pursuant to the exercise of the warrants or the surrender of ADSs.

Where an Irish resident company pays a dividend to a shareholder, it will be obliged to deduct withholding tax at the standard rate of income tax (currently 20%) from the dividend unless the shareholder is:

(1) entitled to an exemption from withholding tax, and

(2) has supplied Hibernia with appropriate paperwork confirming entitlement to exemption.

Steps may be taken to protect U.S. residents from dividend withholding tax.  Investors should consult their tax advisers if there is an expectation of dividends being paid by Hibernia.

A person who is neither resident nor ordinarily resident in Ireland and who does not have a permanent establishment in Ireland is not usually subject to Irish capital gains tax on the disposal of Irish assets, other than certain specified assets which include unquoted securities deriving the greater part of their value from land and buildings in Ireland.  Accordingly, non-Irish resident shareholders should not be liable for Irish capital gains tax on a disposal of their holdings in Hibernia.

The territoriality of Irish Capital Acquisitions Tax (“CAT”) was changed in the 2000 Finance Act.  In relation to gifts/inheritances taken on or after December 1, 1999, Irish CAT will now generally apply:

(1) where the person making the gift or inheritance or the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the relevant date.  However, where the person is not Irish domiciled, he/she cannot be treated as resident or ordinarily resident in Ireland until on or after December 1, 2004; or

(2) to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance.

The person who is primarily liable for payment of CAT is the person who receives the gift or inheritance.  Persons who are generally secondarily liable include a donor, a personal representative, an agent, trustee or other person in whose care the property or the income therefrom is placed.  Although ADSs may be held outside Ireland by non-residents, the underlying ordinary shares are deemed to be situated in Ireland because Hibernia, as required by Irish law, will maintain its share register in Ireland.  Accordingly, a recipient of ADSs or warrants by way of gift or inheritance may be subject to Irish CAT notwithstanding that both the donor and donee may not be resident or ordinarily resident in Ireland for CAT purposes.  In relation to gifts or inheritances taken after  December 1, 1999, CAT is charged at a rate of 20%.  All taxable gifts and inheritances received by an individual since December 5, 1991 are aggregated and only the excess over a certain tax free threshold is taxed.  The tax free threshold is dependent on the relationship between the donor and donee and ranges from €21,108 in the case of unrelated parties to €422,148 in the case of gifts and inheritances received from one’s parents.  Gifts and inheritances transferring between spouses are exempt from CAT.

Ordinary shares.  A transfer of ordinary shares will be liable to Irish stamp duty.  The rate of stamp duty is 1% of the consideration paid for the shares (rounded down to the nearest Euro).  In the case of a transfer by way of gift (subject to certain exceptions) or for consideration less than the market value of the ordinary shares transferred, stamp duty will be charged at the above rate on such market value.

A transfer to the Depositary (or the Custodian) of ordinary shares for deposit under the Deposit Agreement in return for ADSs will be similarly chargeable with stamp duty as will a transfer of ordinary shares from the Depositary (or the Custodian) upon surrender of an ADS for the purpose of withdrawal of the underlying ordinary shares in accordance with the terms of the Deposit Agreement, unless, in either case, the transfer does not relate to a sale of, or other change in the beneficial interest in, such ordinary shares, in which case the transfer will be chargeable with nominal duty of €13.

ADSs.  Because the ADSs, evidenced by ADRs, are quoted on a recognized stock exchange which is situated in the United States of America, no stamp duty is payable upon the transfer of ADSs.

Warrants.  The issuance of warrants is liable to stamp duty which is payable by the purchaser.  Stamp duty is charged on the nominal value of the warrant on the date of issue at rate of 3% (rounded down to the nearest Euro).  If warrants have no attributable value then no stamp duty is payable.  A transfer of warrants would be chargeable with stamp duty of 1% (rounded down to the nearest Euro) on the market value at the date of transfer.

Accountable Person.  The person accountable for payment of stamp duty is the purchaser or the transferee.  In the case of a transfer by way of gift or for a consideration less than market value, the person making the gift/transfer is secondarily accountable in the event of default by the purchaser/transferee.  Stamp duty is normally payable within thirty days after the date of execution of the transfer.  Late or inadequate payment of stamp duty will result in interest, penalties and fines.  Where the consideration is expressed in a currency other than euro, the duty will be charged on the euro equivalent, calculated at the rate of exchange prevailing on the date of the transfer.

U.S. Taxation

The following discussion addresses material aspects of U.S. federal income taxation of an individual citizen or resident of the United States, a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof,  an estate  that is subject to U.S. federal income taxation without regard to the source of its income, or a trust the administration of which is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control (a “U.S. Investor”). This summary does not address U.S. federal tax treatment of certain types of investors that may be entitled to special treatment (e.g., tax-exempt organizations) or of other U.S. federal taxes, such as the federal estate tax, or of any state or local taxes.

This summary assumes that the U.S. Investor does not hold and is not deemed to hold 10% or more of the total voting power of all shares of Hibernia (including ADSs representing ordinary shares) and the U.S. Investor holds the securities as capital assets.

Tax on Dividends.  Cash dividends paid with respect to ordinary shares represented by ADSs will be includible in the gross income of a U.S. Investor as ordinary income. Dividends will not be eligible for the dividends received deduction otherwise available to U.S. corporations in respect of dividends received from U.S. corporations.

Tax on Sales.  Upon the sale or exchange of an ADS or a warrant by a U.S. Investor, the difference between the U.S. Investor’s basis in the property sold and the amount realized will be subject to U.S. federal income taxation as capital gain or loss.  Capital gains  or loss will be long-term capital gain or loss if the U.S. Investor has held the property sold for more than one year at the time of the sale or exchange.  Deposits and withdrawals of ordinary shares by a U.S. Investor in exchange for ADSs will not result in the recognition of gain or loss for U.S. federal income tax purposes.

Exercise or Expiration of Warrants.  A U.S. Investor will not recognize gain or loss upon the exercise of a warrant.  If a warrant expires without having  been exercised, a U.S. Investor will recognize a capital loss equal to the U.S. Investor’s basis in the expired warrant.

Passive Foreign Investment Company Status.  If for any year Hibernia is a passive foreign investment company (“PFIC”), a U.S. Investor will be subject to special, and disadvantageous, tax rules on receipt of certain dividends and on gain from sale of an ADS or a warrant.  In general,  a foreign corporation is a PFIC if either at least 75% of its gross income for a year is “passive income” or at least 50% of its assets during the year produce or are held for the production of “passive income.”  Hibernia does not believe that it currently is a PFIC, but no assurance can be given that Hibernia will not at some time become a PFIC.  A prospective purchaser of Hibernia’s securities should consult a tax advisor regarding the application of the PFIC rules to the ownership of such securities.

Documents on Display

Copies of our Memorandum and Articles of Association  and the material contracts referred to above and filed as exhibits to this Report may be inspected at our headquarters at 68 Merrion Square, Dublin 2, Ireland.

We file reports and other information with the Securities and Exchange Commission because we are subject to the Securities Exchange Act of 1934.  These reports and other information filed can be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the SEC: 233 Broadway, New York, New York 10279; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.   In addition, because the ordinary shares, represented by ADSs, are listed on the Nasdaq National Market, similar information concerning Hibernia can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

Hibernia displays the reports it files with the Securities and Exchange Commission on its web site:  www.hiberniafoods.ie

Item 11.  Quantitative and Qualitative Disclosures about Market Risk.

Hibernia is exposed to various market risks, including variations in interest rates and in foreign currency exchange rates.  Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.  Hibernia does not enter into derivatives or other financial instruments for trading or speculative purposes, but does from time to time enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates.  As of March 31, 2002, Hibernia had no outstanding arrangements or agreements with respect to derivative instruments.

.

Hibernia purchases the raw materials used in its operations, including commodities such as sugar, flour and other agricultural goods, from many sources of supply.  Although the prices of such commodities may fluctuate, Hibernia does not believe such fluctuations constitute a material risk and it has been able to adjust its sales prices accordingly.  It does not hedge against fluctuating commodity prices.

Hibernia does not believe it is subject to material risks of inflation.

There has been no material quantitative change in market risk exposure between the current and preceding financial years.

Cash Deposits

As of March 31, 2002, Hibernia had cash and cash equivalents of approximately €434,000.  This amount was invested in high liquidity instruments which met high credit quality standards.  These deposits were subject to interest rate risk and, with respect to amounts invested in currencies other than the Euro such as the British pound sterling, foreign exchange fluctuations.

Foreign Exchange Risk

Hibernia is exposed to foreign currency risk based on certain transactional cash flow and enters into forward exchange contracts from time to time to reduce fluctuations in net long or short currency positions where such positions are material and where the cost of entering into such contracts is not prohibitive.  As of March 31, 2002, Hibernia had no outstanding contracts to purchase or sell foreign currency amounts.  Hibernia does not enter into derivative financial interest for speculative or trading purposes.  Hibernia’s reporting currency is the Euro.  However, a significant percentage of Hibernia’s revenues and costs are denominated in British pounds sterling as a consequence of its major customers and operations being located in the U.K.  In the event the British pound sterling had appreciated in value by ten percent in fiscal 2002 compared with the Euro, Hibernia’s revenues would have amounted to approximately €221,000,000 and its operating losses would have totaled approximately €8,563,000.   In the event the British pound sterling had depreciated in value by ten percent in fiscal 2002 compared with the Euro,  Hibernia’s revenues would have amounted to approximately €181,560,000 and its operating losses would have totaled €7,000,000.

Interest Rate Risk

Hibernia is exposed to interest rate volatility with respect to its existing and future issuance of fixed rate debt contingent upon foreign currency fluctuations and issuance of variable rate debt.  As of March 31, 2002, Hibernia had approximately €24,923,000 in term debt and represented commercial bank loans and a Loan Note, all of which were denominated in British pounds sterling as set forth below.  Variable interest rates are based on effective rates as of March 31, 2002.

€000s

 Amount outstanding as of March 31,               Principal Amounts repayable in Fiscal Year

2001

2001

2002

2002

       2003          2004

  2005

    2006     Thereafter

Book

Fair

Book

Fair

Value

Value

Value

Value

Fixed Rate Facility

Loan Note @ 12.5% per annum

       0

       0

 4,090

4,095

0

4,095            0

        0

       0

Variable Rate Facilities

Commercial Bank Loan

@Base Rate +3% Interest rate

as of March 31, 2002,

7% (1)

6,231

 6,231

 9,953

9,953

         1,584

1,584

1,584

1,584

3,617

Commercial Bank Loan @

Base Rate + 1.875% Interest

Rate as of March 31, 2002,

6.88% (2)

8,911

 8,911

10,880

10,880

         1,830

2,388

2,786

2,866

1,010

(1)

   Term loan as of March 31, 2001 repaid on May 9, 2001, new term loan entered into with same financial institution May 9, 2001.  See Item 5-Liquidity and Capital Resources

(2)

Term loan as of March 31, 2001 repaid on May 9, 2001, new term loan entered into with same financial institution May 9, 2001.  See Item 5-Liquidity and Capital Resources

Item 12. Description of Securities other than Equity Securities.

American Depositary Shares

The following is a brief summary of certain provisions of the Deposit Agreement dated as of October 22, 1992 and as amended and restated as of October 16, 1995 (the "Deposit Agreement"), entered into by Hibernia, The Bank of New York, as depositary (the "Depositary"), and the Owners (as defined below) and holders from time to time of ADSs issued thereunder. The Deposit Agreement sets forth the terms of the issuance of ADSs and the rights of the holders. Copies of the Deposit Agreement are available for inspection at Hibernia and at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal office of A.I.B. Custodial Services (the "Custodian"), currently located at Carrisbrook House, Ballsbridge, Dublin 4, Ireland. The Custodian is an agent of the Depositary. The Depositary's principal executive office is located at One Wall Street, New York, New York 10286. It has also been filed by Hibernia with the Securities and Exchange Commission and Nasdaq. See Item 10. “Additional Information - Documents on Display” above.

American Depositary Shares are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS  represents one Ordinary Share deposited under the Deposit Agreement ("Deposited Securities"). Only persons in whose names ADSs are registered on the books of the Depositary will be treated by the Depositary and the Company as owners (referred to herein as "Owner" or "Owners").

Deposit, Transfer and Withdrawal

The Depositary has agreed that, upon delivery to the Custodian of Ordinary Shares (or evidence of rights to receive Ordinary Shares) and accompanied by appropriate instruments of transfer in a form satisfactory to the Custodian and upon payment of the fees, charges and taxes provided in the Deposit Agreement, the Depositary will execute and deliver through its Corporate Trust Office to the person or persons named by the person depositing such Ordinary Shares, ADSs registered in the name or names of such person or persons.

Upon surrender of an ADS at the Corporate Trust Office of the Depositary for the purpose of withdrawal of the Deposited Securities, upon payment of the fees, governmental charges and taxes provided in the Deposit Agreement, the Owner of such ADS will be entitled to delivery at the office of the Custodian in Dublin, to him or upon his order, as permitted by applicable law, of the amount of Deposited Securities at the time represented by such ADS.

Dividends, Other Distributions and Rights

The Depositary is required to convert into dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than dollars, including Irish pounds, that it receives in respect of the Deposited Securities, and to distribute the resulting dollar amount (net of reasonable expenses incurred by the Depositary in converting such foreign currency) to the Owners entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them. If the Depositary determines that in its judgment any foreign currency received by it cannot be so converted and transferred for any reason, the Depositary may, to the extent it is in its discretion permitted to do so, distribute the foreign currency.

If Hibernia declares a dividend in, or free distribution of, Ordinary Shares, the Depositary may, and will if Hibernia so requests, distribute to the Owners of outstanding ADSs entitled thereto, in proportion to the number of ADSs evidenced by the ADSs held by them, respectively, additional ADRs evidencing an aggregate number of ADSs that represents the amount of Ordinary Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary.

If Hibernia offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Ordinary Shares or any rights of any other nature, the Depositary will have discretion as to the procedure to be followed in making such rights available to any Owners of ADRs or in disposing of such rights for the benefit of any Owners and making the net proceeds available in dollars to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse; provided, however, if at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all Owners or to certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefore in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

If the Depositary determines that any distribution of property (including Ordinary Shares) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges, by public or private sale, and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

Record Dates

Whenever any cash dividend or other distribution shall become payable or whenever the Depositary shall receive notice of any meeting of holders of Ordinary Shares or other Deposited Securities, the Depositary will fix a record date, (a) for the determination of the Owners who shall be entitled to receive such dividend or  distribution,  or (b) entitled to give instructions for the exercise of voting rights at any such meeting.

Voting of Deposited Securities

Upon receipt of notice of any meeting of holders of Ordinary Shares or other Deposited Securities,  the Depositary will, as soon as practicable thereafter, mail to all Owners a notice containing (a) the information included in such notice of meeting received by the Depositary from Hibernia, (b) a statement that the Owners as of the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Ordinary Shares or other Deposited Securities represented by their respective ADSs and (c) a statement as to the manner in which such instructions may be given. Upon the written request of an Owner on such record date, received on or before the record date established by the Depositary for such purpose, the Depositary has agreed that it will endeavor, insofar as practicable and permitted under applicable law, the Articles and the provisions of the Deposited Securities, to vote the amount of Ordinary Shares or other Deposited Securities so represented in accordance with any nondiscretionary instructions set forth in such request. If no instructions are received by the Depositary from the Owner on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by Hibernia to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) the Hibernia does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Ordinary Shares.

Reports and Other Communications

The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from Hibernia, which are received by the Depositary as the holder of the Deposited Securities and made generally available to the holders of such Deposited Securities by Hibernia. The Depositary will also send to the Owners copies of such reports .

Charges of Depositary

The Depositary will charge any party depositing or withdrawing Ordinary Shares or any party surrendering ADSs or to whom ADSs are issued, where applicable: (1) taxes and other governmental charges; (2) such registration fees as may from time to time be in effect for the registration of transfers of Ordinary Shares generally on the share register of Hibernia (or the appointed agent of Hibernia for transfer and registration of Ordinary Shares) and applicable to transfers of Ordinary Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; and (3) certain other fees which are specified in the Deposit Agreement.

Liability of Owner for Taxes

If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any ADS or any Deposited Securities, such tax or other governmental charge will be payable by the Owner of such ADR to the Depositary.

Miscellaneous

The obligations of Hibernia and the Depositary under the Deposit Agreement are limited to performing the obligations specifically set forth therein without negligence and to acting in good faith in the performance of their respective obligations specified therein.

The ADSs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties (and upon prompt notice to Hibernia) or at the written request of Hibernia.

The Depositary will keep books, at its transfer office in the City of New York, for the registration and registration of transfer of ADSs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection shall not be for the purpose of communicating with Owners in the interest of a business or object other than the business of Hibernia,  a matter related to the Deposit Agreement or the ADSs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15. Controls and Procedures

Not applicable

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

Not applicable

Item 18. Financial Statements.

INDEX TO THE FINANCIAL STATEMENTS

HIBERNIA FOODS PLC

Report of independent Chartered Accountants for the years ended March 31, 2002, 2001 and 2000

Consolidated balance sheets as of March 31, 2002 and 2001

Consolidated statements of operations for the years ended March 31, 2002, 2001 and 2000

Consolidated statements of shareholders’ equity for the years ended March 31, 2002, 2001 and 2000

Consolidated statements of cash flows for the years ended March 31, 2002, 2001 and 2000

Notes to the consolidated financial statements

Report of Independent Accountants

To the Board of Directors and Shareholders of Hibernia Foods plc:

We have audited the accompanying consolidated balance sheets of Hibernia Foods plc (the “Company”) and its subsidiaries as of March 31, 2002 and March 31, 2001, and the related consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statement of cashflows for each of the three years in the period ended March 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hibernia Foods plc and its subsidiaries at March 31, 2002 and March 31, 2001, and the results of their operations, their changes in shareholders’ equity and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Newcastle upon Tyne, England

September 27, 2002

#

HIBERNIA FOODS plc AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31,

ASSETS

Notes

2002

2002

2001

US$000s

€000s

€000s

Current assets:

Cash and cash equivalents

378

434

395

Inventories

3

24,926

28,594

21,575

Trade receivables (net)

4

27,601

31,664

21,789

Prepayments and other receivables

5

5,597

6,420

4,556

Total current assets

58,502

67,112

48,315

Property, plant and equipment (net)

6

55,485

63,652

47,691

Intangible assets (net)

7

7,232

8,297

6,045

Total assets

121,219

139,061

102,051

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable

26,385

30,268

22,533

Accrued liabilities

8

26,475

30,371

12,730

Short-term borrowings

9

23,261

26,685

38,850

Total current liabilities

76,121

87,324

74,113

Other liabilities:

Capital lease obligations, excluding current portion

10

829

951

1,324

Convertible loan notes

12

13,541

15,534

—

Long-term borrowings

11

18,658

21,405

7,031

Total liabilities

109,149

125,214

82,468

Minority interests - equity

13

51

58

58

Minority interests - preferred stock of subsidiary

14

74

85

3,468

Ordinary shares issued with guarantee

15

2,730

3,132

3,351

Shareholders’ equity:

Ordinary shares, par value €0.088881 per share, shares

authorized: 48,950,000, shares issued and outstanding:

23,580,504 and 19,449,061 as of March 31, 2002 and

2001 respectively

15

1,827

2,096

1,730

Deferred ordinary shares, par value €0.088881 per share,

    600,000 shares authorized, issued and outstanding

15

46

53

53

Additional paid-in-capital

64,623

74,135

61,850

Accumulated other comprehensive loss

(2,301)

(2,640)

(2,617)

Retained earnings

(54,980)

(63,072)

(48,310)

Total shareholders’ equity

9,215

10,572

12,706

Total liabilities and shareholders’ equity

121,219

139,061

102,051

The accompanying notes form an integral part of these consolidated financial statements

#

HIBERNIA FOODS plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED MARCH 31,

2002

2002

2001

2000

Notes

US$000s

€000s

€000s

€000s

Product revenue

17

175,474

201,301

131,744

114,285

Cost of products sold

(145,093)

(166,449)

(113,582)

(95,452)

Gross Profit

30,381

34,852

18,162

18,833

Operating expenses:

Selling and distribution expenses

(27,452)

(31,492)

(20,750)

(16,527)

General and administrative expenses

(9,013)

(10,340)

(6,936)

(5,287)

Amortization charges

(698)

(801)

(320)

(338)

Restructuring and impairment charges

18

—

—

(2,442)

—

Operating loss

17

(6,782)

(7,781)

(12,286)

(3,319)

Other income/(expense):

Interest expense and similar charges

19

(5,036)

(5,777)

(5,609)

(9,930)

Beneficial conversion feature in

  exercise of warrants

14

(871)

(999)

—

—

Foreign exchange gain/(loss)

(179)

(205)

966

46

Loss before taxation, minority interests

  and extraordinary item

17

(12,868)

(14,762)

(16,929)

(13,203)

Provision for taxation

21

—

—

—

—

Loss before minority interests and

  extraordinary item

(12,868)

(14,762)

(16,929)

(13,203)

Extraordinary item

1

—

—

(5,418)

—

Loss before minority interests

(12,868)

(14,762)

(22,347)

(13,203)

Minority interests

—

—

—

—

Net loss

(12,868)

(14,762)

(22,347)

(13,203)

EARNINGS PER SHARE DATA:

2002

2002

2001

2000

Notes

US$s

€s

€s

€s

Basic and diluted loss per share before

  extraordinary item

22

(0.59)

(0.68)

(0.98)

(1.55)

Extraordinary item

22

—

—

(0.32)

—

Basic and diluted loss per share after

extraordinary item

22

(0.59)

(0.68)

(1.30)

(1.55)

HIBERNIA FOODS plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000

Accumulated

Deferred

Additional

other

Retained

Ordinary          Shares

ordinary

paid-in

comprehensive

earnings/

Comprehensive

Number

Par value

shares

capital

income/(loss)

(loss)

income/(loss)

Total

of shares

€000

€000s

€000s

€000s

€000s

€000s

€000s

Balance as of March 31, 1999

7,449,961

663

53

8,429

(447)

(10,553)

(1,855)

Comprehensive income

Net loss

—

—

—

—

—

(13,203)

(13,203)

(13,203)

Other comprehensive income,

  net of tax

  Translation of results of foreign

  subsidiary

—

—

—

—

(465)

—

(465)

(465)

Comprehensive income

—

—

—

—

—

—

(13,668)

Shares issued on exercise of

  Warrants

44,713

4

—

136

—

—

140

Issuance of Ordinary Shares

6,600,000

587

—

33,350

—

—

33,937

Costs associated with

   issuance of Ordinary Shares

—

—

—

(965)

—

—

(965)

Balance as of March 31, 2000

14,094,674

1,254

53

40,950

(912)

(23,756)

17,589

Comprehensive income

Net loss

—

—

—

—

—

(22,347)

(22,347)

(22,347)

Other comprehensive income,

   net of tax

   Translation of results of foreign

   subsidiary

—

—

—

—

(1,705)

—

(1,705)

(1,705)

Comprehensive income

—

—

—

—

—

—

(24,052)

Shares issued on exercise of

  Warrants, Options and Other

  securities

5,354,387

476

—

21,752

—

(2,207)

20,021

Costs associated with

   issuance of Ordinary Shares

—

—

—

(852)

—

—

(852)

Balance as of March 31, 2001

19,449,061

1,730

53

61,850

(2,617)

(48,310)

12,706

The accompanying notes form an integral part of these consolidated financial statements

#

HIBERNIA FOODS plc AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000

Accumulated

Accumulated

Deferred

Additional

other

Retained

Ordinary           Shares

ordinary

paid-in

comprehensive

earnings/

Comprehensive

Number

Par value

shares

capital

income/(loss)

(loss)

income/(loss)

Total

of shares

€000

€000s

€000s

€000s

€000s

€000s

€000s

Balance as of March 31, 2001

19,449,061

1,730

53

61,850

(2,617)

(48,310)

12,706

Comprehensive income

Net loss………………….

—

—

—

—

—

(14,762)

(14,762)

(14,762)

Other comprehensive income,

  net of tax

  Translation of results of foreign

  subsidiary……………..

—

—

—

—

(23)

—

(23)

(23)

Comprehensive income

—

—

—

—

—

—

(14,785)

Shares issued on exercise of

  Warrants, Options and Other

securities……………

2,031,423

193

—

8,209

—

—

8,402

Cashless exercise of Warrants

1,329,956

105

—

(105)

—

—

—

Beneficial conversion feature

  in exercise of warrants

—

—

—

999

—

—

999

Issuance of Ordinary Shares

770,064

68

—

3,955

—

—

4,023

Costs associated with

  issuance of Ordinary Shares

—

—

—

(773)

—

—

(773)

Balance as of March 31, 2002

23,580,504

2,096

53

74,135

(2,640)

(63,072)

10,572

Balance as of March 31, 2002

1,827

46

64,623

(2,301)

(54,980)

9,215

 (US$000S)

The accompanying notes form an integral part of these consolidated financial statements

#

HIBERNIA FOODS plc AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Cash flows from operating activities:

Net loss

(12,868)

(14,762)

(22,347)

(13,208)

Adjustments to reconcile net loss

to net cash provided/(used) by

operating activities:

Depreciation and amortization

6,521

7,481

5,334

5,831

Extraordinary item, restructuring and

 Impairment charges (non-cash)

—

—

7,860

—

Foreign exchange (gain)/loss

(2)

(2)

(966)

(46)

Beneficial conversion feature

  On warrant exercise

871

999

—

—

Changes in operating assets and liabilities (net

of acquisition):

Inventories, prepayments and trade

Receivables and other assets

3,624

4,157

(5,827)

(2,840)

Accrued liabilities and accounts payable

(3,146)

(3,609)

1,663

12,205

Net cash provided/(used) by operating activities:

(5,000)

(5,736)

(14,283)

1,942

Cash flows from investing activities:

Purchase of fixed assets

(3,968)

(4,552)

(4,313)

(8,082)

Acquisition of subsidiaries:

  Cash paid-net

(11,811)

(13,549)

—

—

Net cash used by investing activities:

(15,779)

(18,101)

(4,313)

(8,082)

Cash flows from financing activities:

Net proceeds from issuance of ordinary share capital

6,912

7,929

13,967

33,172

Proceeds in lieu of Convertible

  Loan Notes

13,541

15,534

—

—

Long term bank loans received/repaid

4,782

5,486

6,478

(4,082)

Short term bank loans received/repaid

(3,763)

(4,317)

6,520

9,377

(Repayment)/issuance of loan notes

—

—

(41,433)

—

Repayment of directors loans

—

—

—

(38)

Finance lease received

—

—

2,505

—

Payments on capital leases

(659)

(756)

(1,004)

(612)

Net cash provided/(used) by financing activities:

20,813

23,876

(12,967)

37,817

Net increase/(decrease) in cash and cash equivalents

34

39

(31,563)

31,677

Cash and cash equivalents at beginning of period

344

395

31,958

281

Cash and cash equivalents at end of period

378

434

395

31,958

The accompanying notes form an integral part of these consolidated financial statements

#

HIBERNIA FOODS plc AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

FOR THE YEAR ENDED MARCH 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Supplemental disclosures:

Cash paid for interest

4,205

4,825

9,047

6,634

Cash paid for taxes

—

—

—

—

Non-cash items:

Issuance of ordinary shares related

to exchange of preference shares, warrants

options and share rights

3,919

4,496

—

—

Acquisition of subsidiaries:

Working capital (excluding cash and cash equivalents)

(5,892)

(6,759)

—

—

Intangible assets other than goodwill

449

515

—

—

Other long lived assets other than goodwill

15,342

17,600

—

—

Goodwill arising on acquisition

1,864

2,138

—

—

Liabilities assumed

—

—

—

—

Shares issued

48

55

—

—

  Cash paid-net

11,811

13,549

—

—

The accompanying notes form an integral part of these consolidated financial statements

#

HIBERNIA FOODS plc AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1

Summary of Significant Accounting Policies

The accounting policies followed in the preparation of the accompanying consolidated financial statements are in conformity with generally accepted accounting principles in the United States (“US GAAP”).  References contained herein to “Fiscal 2002”, “Fiscal 2001” and “Fiscal 2000” represent the financial years ended March 31, 2002, 2001 and 2000, respectively.

Basis of Preparation

The consolidated financial statements have been prepared on the basis that Hibernia Foods plc and its subsidiary undertakings (the “Group”) will continue as a going concern for the foreseeable future.  While the Company has incurred net losses in the past several years, the directors believe, that having considered financial projections for fiscal 2003 that take into account the anticipated beneficial impact of recent acquisitions, it is appropriate that the financial statements be prepared on this basis.  Further, subsequent to the end of fiscal 2002, the Company successfully completed a private placement of 2,246,221 ordinary shares, the proceeds from which amounted to $10,108,000 before costs, and which were applied to working capital.  Of such amount, 758,300 ordinary shares were issued during fiscal 2002 giving rise to proceeds of $3,412,000, before costs, and 1,287,921 ordinary shares were issued subsequent to the year end giving rise to proceeds, before costs, of $6,696,000.

Basis of Consolidation

The consolidated financial statements include the accounts of Hibernia, and all of its subsidiary undertakings.  All significant intercompany profits, transactions and account balances have been eliminated on consolidation.

Description of Business

Hibernia was incorporated on August 22, 1991 initially for the exportation of beef products from the Republic of Ireland.   In early 1996, concerns over the diagnosis in humans of Bovine Spongiform Encephalopathy (“BSE”), a disease of the nervous system that typically affects cattle, resulted in a deterioration of the market for British and Irish beef, including export bans on beef products from the United Kingdom and Ireland.  In 1996, in light of the BSE situation, the Company determined to take strategic initiatives to exit the beef business.  In July 1997, the Company acquired the Majestic Food Group Limited, which marked the completion of the Company’s transformation from an Irish beef exporter to a producer of frozen desserts and frozen ready-meals, with its principal facilities located within the United Kingdom.  The Company is no longer directly engaged in the beef business, although it is in receipt of license income which arises as a result of its former beef trading activities. In September 1998, the Company, through a wholly owned U.K. subsidiary, completed the purchase of certain assets of Bestfoods (UK) Limited pertaining to the Entenmann’s branded fresh sweet baked goods business and the Mr. Brains branded frozen meatball business and of Freshbake Foods Limited pertaining to its frozen desserts business.  In April 2001, the Company, through a wholly owned UK subsidiary, completed the purchase of certain assets of La Boheme Limited, a manufacturer of private label chilled desserts for Tesco plc and frozen desserts for the foodservice sector.  In June 2001, the Company, through a wholly owned UK subsidiary, completed the purchase of the entire outstanding share capital of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited (together referred to herein as “the Sara Lee UK Bakery business”), representing the branded and private label frozen desserts business of Sara Lee in the UK. Comparability of numbers is effected by the significant change in activities due to the acquisition of Majestic Food Group Limited in Fiscal 1998, the purchase of the assets and businesses from Bestfoods (UK) Limited and from Freshbake Foods Limited in Fiscal 1999 and the purchase of the business of La Boheme Limited and the Sara Lee UK Bakery business in Fiscal 2002.  Hibernia’s primary markets consist of the United Kingdom and the Republic of Ireland.  Hibernia’s Ordinary Shares represented by American Depository Shares (“ADS”), each ADS representing one ordinary share, are traded on the Nasdaq National Market (“NASDAQ”) under the symbol “HIBNY”.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

 1

Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of cash, accounts receivable, accounts payable and variable rate borrowings approximate to the respective book values as a result of the short-term nature of these assets and liabilities.

Inventories

Inventories are stated at the lower of cost or market.  Cost is calculated on a first-in, first-out basis, and comprises the purchase price, including transport, handling costs and any other directly attributable costs.  Market is calculated based on the estimated selling price less estimated costs to be incurred in marketing, selling and distribution.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation.  Cost comprises purchase price and other directly attributable costs.  Depreciation is computed using the straight-line method based on estimated useful lives at the following annual rates:

Category

Percentage

Buildings

2.0

Plant and equipment

10.0

Furniture and fittings

20.0

Computer equipment

33.3

Automobiles

33.3

Business acquisitions

All business acquisitions in fiscal 2002 have been accounted for under the purchase method. All consideration associated with business acquisitions recognized in fiscal 2002 involved the payment of cash or shares of the Company’s ordinary shares. These amounts are disclosed in the consolidated statements of stockholders' equity and the consolidated statements of cash flows.

Intangible Assets

Intangible assets comprise goodwill arising on business purchase transactions, and brands and licenses.  Goodwill arising on business purchase transactions, which represents the excess of the purchase consideration over the fair value of the net assets acquired, is amortized over the period during which the benefits are expected to accrue, generally 20 years.

Licenses and brands are stated at cost less amortization and are amortized over their expected useful lives, generally 20 years.

Negative goodwill arising on business purchase transactions is allocated to reduce proportionately values assigned to non-current assets purchased as part of the same business purchase transaction.  During fiscal 2002, negative goodwill arising on the acquisition of the Sara Lee UK bakery business was allocated in full against non-current assets acquired as part of that acquisition.

Deferred Financing Costs

Deferred financing costs comprise costs, that were directly attributable to the issuance of the Guaranteed Senior Subordinated Secured Notes due 2003/2005 (the “Notes”) and had been capitalized under “Other assets”.  Deferred financing costs were amortized in accordance with the effective interest method over the term of the Notes.  On April 20, 2000, the Notes were prepaid and the unamortized deferred financing cost asset amounting to €5,418,000 associated with the Notes was expensed as a one time extraordinary charge to the statement of operations in fiscal 2001.

Taxation

Corporate tax is provided on the results for the period.

The Company applies Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” which requires the liability method of accounting for income taxes.  Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled.

Expression of Financial Statements in US Dollars

The financial statements presented in Euros (€) as of and for the 12 months ended March 31, 2002 are expressed in US dollars, solely for convenience, at the rate of €1=US$0.8717, as derived from the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2002.

No representation is made that the Irish pound and Euro amounts have been, could have been, or could be converted into dollars at that or any other rate.

Prior to Fiscal 2002 financial statements were presented in Irish pounds.  In these financial statements, all Irish pound amounts have been translated to Euros at the official fixed conversion rate between the Euro and the Irish pound, which is €1=IR£0.787564 (IR£=€1.269738).  Consolidated financial statements reported in Euros depict the same trend as they would have depicted should they have been reported prior to the introduction of the Euro (or as in this case fiscal 2002).  However, consolidated financial statements reported in Euros may not be comparable to financial statements of other companies that have been restated in Euros from a local currency other than the Irish pound.

Segmental Reporting

SFAS 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders.  It also established standards for related disclosures about products and services, and geographic areas.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding to allocate resources and in assessing performance.  The Company’s chief operating decision making group is the Board of Directors.

Foreign Currency

Monetary assets and liabilities denominated in currencies other than Euros are translated into the functional currency at exchange rates prevailing at the balance sheet date.  Non-monetary assets and liabilities denominated in currencies other than Euros are translated into the functional currency at the appropriate historical exchange rates.  Foreign exchange gains and losses are recognized in the income statement and where material, are separately disclosed.  Foreign exchange gains and losses with respect to outstanding forward foreign exchange contracts are recognized on maturity of such contracts.  As of March 31, 2002, the Company had no outstanding foreign exchange contracts.

The assets and liabilities of subsidiary undertakings are translated using year-end exchange rates and income is translated at average rates.  The cumulative effect of exchange rate movements is included in other comprehensive income.

1

Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is shown net of value-added tax and other sales tax.  Revenue from product sales is recognized upon shipment, net of applicable discounts and allowances.

Marketing Costs

Marketing costs are reported in selling, general and administrative expenses and include costs of advertising, product promotion and other marketing activities.  All marketing costs are expensed as incurred.

Retirement Benefits
The Company recognizes the costs of retirement benefits over the period in which employees render services in return for the benefits. The costs of pensions earned by employees are actuarially determined using the projected benefit method prorated on credited service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued using a market-related value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the cumulative unrecognized net gains/(losses) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.  When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Research and Development Costs

Research and development costs are reported in selling, general and administrative expenses and include costs of developing new products and other related activities.  All research and development costs are expensed as incurred.

Reclassification of Prior Amounts

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Stock Based Compensation

The Company accounts for stock based compensation with employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”  In accordance with SFAS 123 “Accounting for Stock-Based Compensation” disclosure has been made of pro forma net income and pro forma earnings per share as if the fair value method of accounting for employee stock compensation had been applied.  The fair value of stock based compensation granted to non-employees is recognized when granted in accordance with SFAS No. 123.

Comprehensive Income

Comprehensive income/(loss) generally encompasses all changes in shareholders’ equity (except those arising from transactions with owners) and includes net income/(loss), net unrealized capital gains/(losses) on available for sale securities foreign exchange translation adjustments and minimum pension liabilities.  The Company’s comprehensive loss differs from net loss applied to common stock holders by the amount of the foreign currency translation adjustment charged to shareholders’ equity for the fiscal year.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties arising from a number of factors including dependence on significant clients and key products, competition, government regulation, pricing pressure, risk related to the identification and development of products and tax reform.  It is not possible to predict the impact of possible future competition on sales of Hibernia’s products.

Current Vulnerability Due To Certain Concentrations

1

Summary of Significant Accounting Policies (continued)

Certain of the Company’s largest customers account for a significant percentage of turnover.  Loss of a significant customer or a number of significant customers would have a material adverse effect on the Company’s operating results.

The Company maintains cash balances at certain large financial institutions.  The Company monitors the financial condition of such institutions and considers potential risks associated with such balances to be remote.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of income and expenditures during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB or the “Board”) issued Statements of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142) Goodwill and Other Intangible Assets, collectively referred to as the “Standards”.  SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations.  The provisions of SAFS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized.  SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria.  SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001.  SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition.  The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization periods of intangible assets that have finite lives.

The provisions of the Standards also apply to equity-method investments made both before and after June 30, 2001.  SFAS 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity-method (equity-method negative goodwill), and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as an extraordinary gain, instead of being deferred and amortized.  SFAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

The Company will adopt the provisions of SFAS 142 in its fiscal year ended March 31, 2003.  The Company is in the process of preparing for its adoption of SFAS 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units.  The Company is also evaluating the useful lives assigned to its intangible assets.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process.  The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year.  However, a company has six months from the date of adoption to complete the first step.  The Company expects to complete that first step of the goodwill impairment test during the second quarter of fiscal 2003.  The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year.  The Company has not recognized any intangible assets deemed to have an indefinite life.

1

Summary of Significant Accounting Policies (continued)

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets".  SFAS No. 143 is effective for companies with fiscal years beginning after 15 June 2002; early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121. SFAS No. 144 retains the fundamental provisions in SFAS No.121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill.  Rather, goodwill will be evaluated for impairment under SFAS No. 142, as discussed above.  SFAS No. 144 is effective for companies with fiscal years beginning after December 15, 2001.  Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Group's consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121.

On June 28, the Financial Accounting Standards Board (FASB) voted in favor of issuing FASB Statement No. 146 (FAS 146), Accounting for Exit or Disposal Activities.  FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exist and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  The scope of FAS 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual-compensation contract.  FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.  Early application is encouraged.  The Company is currently assessing the new standard but does not expect that FAS 146 will have a material effect on its results of operations or its financial position.

Significant Transactions – Fiscal 2002

Acquisition of the Chilled Desserts Business of La Boheme Limited

On April 1, 2001 a wholly owned U.K. subsidiary, Hibernia Chilled Foods Limited, acquired the chilled desserts manufacturing business and certain assets of La Boheme Limited for Stg£2.5 million in cash.  Including costs associated with the acquisition and translating this consideration paid at rates prevailing on the date of the transaction, total consideration paid amounted to €3,991,000.  La Boheme is a U.K. company which produces and sells a range of premium desserts, such as choux buns and tartes aux fruits, for the U.K. food chain, Tesco plc. As part of the same transaction the frozen foodservice desserts business and assets of La Boheme Limited were also acquired.  The chilled desserts business was established as a separate segment named “private label chilled desserts” for the purposes of segmental disclosure while the frozen foodservice desserts business was incorporated into the existing “frozen desserts” segment.

Issuance of Guaranteed Loan Note

The acquisition of the chilled desserts business of La Boheme was funded by way of a Stg£2.5m 12.5% Guaranteed Loan Note (“the Note”) issued to an accredited investor, Janelle Investments Limited.  The Note was for a term of one year.  Prior to the maturity of the loan note, the term of the loan note was extended by one year to May 11, 2003.

2

Significant Transactions – Fiscal 2002 (continued)

Acquisition of the Sara Lee UK Bakery Business

On June 4, 2001 a wholly owned U.K. subsidiary, Hibernia Bridlington Limited, acquired all the outstanding shares of Sara Lee Bakeries UK Limited and of Finnegans Famous Cakes Limited (together,  the “Sara Lee UK Bakery Business”) from Sara Lee UK Holdings plc.  The purchase price for the shares was Stg£3,900,000 in cash.  The Sara Lee UK Bakery Business manufactures and sells frozen desserts, principally under the Sara Lee brand name. Its products include gateaux, danish and lemon meringue pie desserts.  It supplies all of the major food retailers in the U.K.

As part of this acquisition, the Company also entered into a License Agreement with Sara Lee International Corporation (the “Licensor”) on June 4, 2001.

The License Agreement entitles the Company to use the Sara Lee trademark and certain other trademarks and logos which incorporate the Sara Lee brand name in connection with the manufacture, sale, marketing, advertising and distribution of products currently manufactured and sold by the Sara Lee UK Bakery Business and any new products falling within the category of frozen sweet baked goods. The consideration for the license was Stg£800,000.   The term of the license is five years and it is exclusive to the Company for the period of the license.  The License Agreement provides for negotiations to commence on the third anniversary of the agreement for the extension of the term of the license on a royalty inclusive basis.

Including costs associated with the acquisition of the business and entering into the License Agreement and translating this consideration paid at rates prevailing on the date of the transaction, total consideration paid amounted to €9,558,000.

Hereafter are certain unaudited pro forma combined income data for the years ended March 31, 2002 and March 31, 2001, as if the acquisition of the Sara Lee UK bakery business occurred on April 1, 2000, after giving effect to purchase accounting adjustments, including amortization of intangibles acquired, the elimination of intercompany transactions and profits and the effect of additional financing obtained to complete the acquisition and excluding non-recurring charges directly attributable to the acquisition.

The unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of fiscal 2001, nor is it necessarily indicative of future results.

Year ended March 31,

         unaudited

2002

2002

2001

US$000s

€000s

€000s

Sales

185,513

212,817

206,368

Net income before extraordinary item

(12,002)

(13,768)

(27,217)

Basic and diluted loss per share before extraordinary item

(0.55)

(0.63)

(1.57)

Issuance of 8% Unsecured Convertible Loan Notes

As described in more detail in note 12, the acquisition of the Sara Lee UK Bakery Business and the License Agreement was funded by the Company entering into finance arrangements with a limited number of accredited investors.  These arrangements consisted of borrowing $13,431,000, denominated in U.S. Dollars, British Pounds Sterling, and Euros, against 8% Convertible Loan Notes (“the Notes”).  Approximately $7,400,000 was applied to the acquisition of the Sara Lee UK Bakery Business and the balance was used for working capital and for certain costs associated with the restructuring of one of the Company’s other desserts businesses in the U.K.

Significant Transactions – Fiscal 2002 (continued)

Private Placement of Ordinary Shares

In February 2002 the Company commenced a two-stage private placement of ordinary shares whereby initially 758,300 ordinary shares were issued at a price of $4.50 each, followed by a further issuance in May 2002 of 1,487,921 ordinary shares, also at a price of $4.50 each.  The total number of shares issued amounted to 2,246,221 and gross proceeds raised amounted to $10,108,000.  The proceeds were applied to working capital.

3

Inventories

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Finished Goods

18,195

20,873

16,091

Raw Materials

6,731

7,721

5,484

Inventories

24,926

28,594

21,575

The replacement cost of inventories is not considered to be materially different from its value in the balance sheet.

Trade receivables

 As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Trade receivables

28,216

32,369

21,789

Provision for doubtful accounts

(615)

(705)

—

Trade receivables (net)

27,601

31,664

21,789

A summary of movements in the allowance for doubtful accounts is as follows:

 As of March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Balance at beginning of year

—

—

663

150

Additions

615

705

—

513

Deductions

—

—

(663)

—

Balance at end of year

615

705

—

663

Prepayments and other receivables

         As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Value added tax recoverable

1,510

1,732

1,171

Prepayments

2,143

2,459

2,209

Other receivables

1,944

2,229

1,176

Prepayments and other receivables

5,597

6,420

4,556

Included in other receivables at March 31, 2001 were insurance proceeds recoverable under a marine risks insurance policy for beef exported by the Company for an amount of approximately €110,467.  During Fiscal 2002 all amounts outstanding were received in respect of monies recoverable under the claim.

The above amounts do not include any item which individually is greater than 5% of total current assets.

Property, plant and equipment

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Cost

Land and buildings

25,366

29,099

12,908

Plant and equipment

84,227

96,625

47,092

Furniture and fittings

587

674

748

Computer equipment

7,022

8,055

1,506

Motor vehicles

242

277

205

Property, plant and equipment

117,444

134,730

62,459

Less accumulated depreciation

(61,959)

(71,078)

(14,768)

Property, plant and equipment (net)

55,485

63,652

47,691

Depreciation expense amounted to €6,680,000, €5,014,023 and €4,657,406 for the years ended March 31, 2002, 2001 and 2000, respectively.  Plant and equipment as of March 31, 2002 includes assets held under capital lease arrangements of €2,458,000 (March 31, 2001: €1,374,099).  Depreciation of €628,000 has been accumulated on these assets as of March 31, 2002 (March 31, 2001: €281,691).  No interest has been capitalized within fixed assets in either fiscal 2002 or fiscal 2001.

Negative goodwill arising on the acquisition of the Sara Lee UK Bakery business has been allocated against non-current assets, principally tangible fixed assets, acquired as part of the transaction, giving rise to a reduction in the value of reported tangible fixed assets of €23,566,000 compared with the fair value of those assets on the date of the acquisition.

Intangible assets

As of March 31,

`

2002

2002

2001

US$000s

€000s

€000s

Cost

Goodwill

5,634

6,463

4,050

Licenses and brands

2,870

3,292

2,826

Intangible assets

8,504

9,755

6,876

Less accumulated amortization

(1,272)

(1,458)

(831)

Intangible assets (net)

7,232

8,297

6,045

Amortization expense amounted to €801,000 for the year ended March 31, 2002 (2001: €319,975, 2000: €338,000).

8

Accrued liabilities

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Accrued liabilities

26,475

30,371

12,730

These mainly represent accruals in respect of trading activities (other than accounts payable), general overheads and professional fees.  The above amounts do not include any item, which individually, is greater than 5% of total current liabilities.

Short-term borrowings

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Current portion - capital lease obligations

686

781

1,145

Current portion - long term borrowings

3,067

3,518

11,002

Cash overdraft

19,508

22,386

26,703

Short-term borrowings

23,261

26,685

38,850

Cash overdraft comprises the balance outstanding on confidential invoice discounting and inventory financing facilities provided to the company’s UK operations and the balance outstanding in respect of the Company’s overdraft facility.  At March 31, 2002, the amounts drawn down in respect of trade debtor invoices outstanding of €31,664,000 was €17,333,000 and in respect of finished goods inventory of €20,873,000 was €2,992,000.  The weighted average interest rate on cash overdrafts was 6.862% and 8.3% as of March 31, 2002 and 2001, respectively.

Capital lease obligations

The following table sets forth the future minimum lease payments for the five years ending:

US$000s

€000s

March 31, 2003

849

967

March 31, 2004

773

887

March 31, 2005

131

151

March 31, 2006

—

—

Total payments due under capital lease obligations

1,753

2,005

Less:

Finance charges allocated to future periods

(238)

(273)

Current portion

(686)

(781)

Capital lease obligations, excluding current portion

829

951

11

Long-term borrowings

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Commercial loan (1)

8,675

9,953

6,231

Commercial loan (2)

—

—

2,847

Commercial loan (3)

9,484

10,880

8,911

Loan Note

3,566

4,090

—

Loan from directors

—

—

44

Total payments due under long-term borrowings

21,725

24,923

18,033

Less current portion

(3,067)

(3,518)

(11,002)

Long-term borrowings

18,658

21,405

7,031

11 Long-term borrowings (continued)

Commercial Loan (1)

This loan was entered into in September 1998.  The term of the loan was four years with capital repayments based on a term of seven-year duration, with a bullet repayment of the balance outstanding at the end of year four.  The interest on this sterling denominated term loan was 2% per annum over the bank’s “Base Rate”.  As of March 31, 2001 this rate was calculated to be 7.75% per annum.  On May 11, 2001 this term loan was repaid and a new term loan entered into in the amount of Stg£7,000,000.  The term of the new loan is seven years with monthly capital repayments payable in equal installments.  The interest on this sterling denominated loan is 2% per annum over the bank’s “Base Rate”.

Due to the Company’s non-compliance with certain banking covenants, an additional interest amount representing 1% per annum was payable as of March 31, 2002.   Subsequent to the end of fiscal 2002, the Company received a waiver with respect to covenants breached, and new covenants, effective October 1, 2002, have been agreed upon.  Based on latest available information and internally prepared projections, management is satisfied that the Company will be in a position to comply with the new covenants.

As of March 31, 2002 the applicable interest rate was 7%.  The security for this loan is a fixed charge over certain fixed assets with a book value of €38,174,000 as of March 31, 2002.

Commercial Loan (2)

This term loan was repaid during fiscal 2002.

Commercial Loan (3)

This loan was entered into in April 2000.  The term of the loan was one year with a single capital repayment payable on the first anniversary of the loan.  The interest on this sterling denominated term loan was 12% fixed.   On May 11, 2000 this term loan was repaid and a new term loan entered into in the amount of Stg£7,400,000, comprising two sub-facilities, namely facility “A” in the amount of Stg£3,000,000 and facility “B” in the amount of Stg£4,400,000.  The term of the total facility is 5 years and facility “A” is repayable in quarterly installments over a

30 month period commencing the date the facility was entered into, and facility “B” in quarterly installments over a 30 month period following the repayment of facility “A”.   The blended average interest rate at March 31, 2002 for the whole facility was 6.88% representing the bank’s “Base” rate plus 2.88%.  The security for this loan is a fixed charge over certain fixed assets with a book value of €16,963,000 as of March 31, 2002.

Loan Note

The acquisition of the chilled desserts business of La Boheme was funded by way of a Stg£2.5m 12.5% Guaranteed Loan Note (“the Note”) issued to an accredited investor, Janelle Investments Limited.  The Note was for a term of one year.  Prior to the maturity of the loan note, the term of the loan note was extended by one year to May 11, 2003.  The security for this loan is a fixed charge over certain fixed assets with a book value of €2,500,000 as of March 31, 2002.

Loan from Directors

This loan was repaid during fiscal 2002.

#

HIBERNIA FOODS plc AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Long-term borrowings (continued)

The following table sets forth re-payments on long-term borrowings for each of the five years ending:

US$000s

€000s

March 31, 2003

3,186

3,654

March 31, 2004

7,131

8,181

March 31, 2005

3,922

4,499

March 31, 2006

3,993

4,581

March 31, 2007

2,068

2,372

Thereafter

1,425

1,636

Total borrowings

21,725

24,923

Less: Current portion

(3,067)

(3,518)

Total borrowings, excluding current portion

18,658

21,405

The fair value of the Company’s fixed rate borrowings amounted to €4,095,000 at March 31, 2002

(March 31, 2001: €8,911,000).

12  Convertible Loan Notes

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

Convertible Loan Notes

13,541

15,534

—

The acquisition of the Sara Lee UK Bakery Business and the License Agreement was funded by the Company entering into finance arrangements with a limited number of accredited investors.  These arrangements consisted of borrowing $13,431,000, denominated in U.S. Dollars, British Pounds Sterling, and Euros, against 8% Convertible Loan Notes (“the Notes”), as translated using the exchange rate in effect at the date the proceeds were received. Approximately $7,400,000 was applied to the acquisition of the Sara Lee UK Bakery Business and the balance was used for working capital and for certain costs associated with the restructuring of one of the Company’s other desserts businesses in the U.K.

The Notes accrue interest at 8% compounding annually, are unsecured and may be converted at any time up until maturity.  Conversion is at the discretion of the Note holder.  Upon conversion, each Note holder will receive one ordinary share in Hibernia Foods plc and one Class ‘H’ warrant to purchase one Ordinary Share in Hibernia Foods plc.  During Fiscal 2002, the terms of the Notes were finalized and the notes will be issued in Fiscal 2003.  Initially the conversion price at which the Notes were convertible to ordinary shares was set at $6.25 and the conversion price of the warrants issuable on conversion of the Notes was set at $6.25 also.  During Fiscal 2003 the conversion prices of the Notes was revised to $5.00 and the warrants to $6.00.  The term of the Notes was also extended from two to four years, maturing May 2005.  The exercise price of each Class H warrant was also revised from $6.25 to $6.

Interest accrued to the date of conversion may, at the discretion of the Note holder, be settled in the form of Ordinary Shares of the Company, with the requisite number of shares issuable being calculated on the same basis as that used to calculate the number of shares into which the Notes may be converted.  A warrant to purchase a share in Hibernia Foods plc will also be issued for every ordinary share issued in respect of interest accrued.  The warrants issuable under the terms of the Notes in respect of either capital or interest outstanding are not detachable from the Notes and may not be separately exercised without prior conversion of the Notes.

13 Minority interests - equity

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

At beginning of period

51

58

58

Share of retained income

—

—

—

At end of period

51

58

58

14

Minority interest- preferred stock of subsidiary

As of March 31,

2002

2002

2001

US$000s

€000s

€000s

At beginning of period

3,023

3,468

8,670

Exchanged into ordinary shares

(2,949)

(3,383)

(5,202)

At end of period

74

85

3,468

In March 1998, Hibernia Foods Trading House Limited, a wholly owned subsidiary of the Company, issued 102,500 non-Voting 4% Exchangeable Preference Shares, par value US$100 each.  The shares are exchangeable into Ordinary Shares of the Company, par value €0.08 per share, represented by ADSs.  The shares may be exchanged at any time after January 1, 1999.  Each share is exchangeable for such whole number of ordinary shares of the Company, represented by ADSs, as is equal in number to the higher of (i) US$100.00 divided by US$3.60 or (ii) US$100.00 divided by the average Nasdaq closing price of an ADS for the five trading days immediately preceding the date in which a holder of the Exchangeable Preference Shares delivers to the Company for exchange all of its Exchangeable Preference Shares.  In connection with this offering the Company issued Class E and Class F Warrants as described in Note 16.

Hibernia Foods plc has given irrevocable guarantees to the holders of the Exchangeable Preference Shares on a subordinated basis in respect of: (i) all accumulated and unpaid dividends; (ii) punctual payments of all amounts owed on redemption; (iii) all amounts owed in the event of liquidation, dissolution or winding-up of the company.

These guarantees are unsecured and rank ‘pari passu’ with the most senior preference shares of Hibernia Foods plc or any of its subsidiaries.

As part of the same offering, the Company also issued 10,250 Placement Agent Warrants.  Each Placement Agent Warrant entitles the holder to purchase one exchangeable preference share, together with ten Class E Warrants and ten Class F Warrants at an exercise price of US$100.  The Placement Agent Warrants are exercisable in the period from March 27, 1999 to March 27, 2003.

During Fiscal 2002, the Company issued 1,111,111 ordinary shares of the Company as a result of the exchange of 40,000 Exchangeable Preference Shares.  As of March 31, 2002, 1,000 (March 31, 2001: 41,000) Exchangeable Preference Shares remained outstanding.

During Fiscal 2002, the Company issued 885,312 ordinary shares of the Company as a result of the exercise at adjusted exercise prices of 423,424 Class E Warrants and 461,888 Class F warrants.  The beneficial conversion feature recognized on exercise of these warrants at adjusted prices amounted to €999,000 with reference to the Company’s share price at the date of exercise and has been recorded as an expense and an increase in additional paid in capital.  The Class E and Class F warrants has been issued in connection with the issuance of the Exchangeable Preference Shares in March 1998 and are described more fully in Note 16 to these financial statements.

15 Shareholders’ equity

Effective January 20, 1992, 2,730,000 Ordinary Shares, par value €0.08 outstanding as of December 31, 1991 were converted into 1,740,000 Ordinary Shares, par value €0.09 and 600,000 Deferred Ordinary Shares, par value €0.09.

Each Deferred Ordinary Share can convert into one Ordinary Share commencing in the fiscal year following the fiscal year in which 95% of the Class C Redeemable Warrants (“Class C Warrants”) and 95% of the Class D Redeemable Warrants (“Class D Warrants”) cease to exist by reason of expiration, exercise and/or redemption.  During Fiscal 2001, following the exercise or expiry of all outstanding Class C and Class D Warrants, this condition has been satisfied.   Such conversion will occur in each fiscal year in which the Company’s profit before taxation in the prior fiscal year, as audited by the Company’s auditors equals or exceeds €5,079,000.  The number of Deferred Ordinary Shares so converted into Ordinary Shares will be equal to the result of dividing:  (i) 15% of Hibernia’s profit before taxation in such prior fiscal year by (ii) the closing bid price of the ADSs on the last trading day of March of such prior fiscal year.  Any Deferred Ordinary Shares still not converted will be canceled in the fiscal year in which a transaction or series of transactions occurs which results in any third party (including a group of affiliated parties):  (i) acquiring substantially all of the assets of Hibernia; or (ii) acquiring either 50% or more of the issued and outstanding Ordinary Shares or new Ordinary Shares which, after issuance, equal or exceed 50% of the then issued and outstanding Ordinary Shares.  At such time the shares are eligible for conversion, compensation expense will be recognized by the Company for US GAAP purposes.

The Company completed a secondary public offering on October 17, 1995 under which 800,000 Units were issued.  Each Unit consisted of: three ADSs each representing one Ordinary Share, par value €0.09, in the Company; one Class C Redeemable Warrant, and one Class D Redeemable Warrant.  In November 1995, the Underwriter exercised his over-allotment option and a further 120,000 Units were issued.  Accordingly a total of 2,760,000 new Ordinary Shares and 920,000 each of Class C and Class D Warrants in the Company were issued.

Each Class C Warrant and Class D Warrant entitled its holder to purchase one ADS at an exercise price of US$2.9563 per ADS and US$3.3594 per ADS, respectively, subject to adjustment in accordance with anti-dilution and other provisions, commencing on April 12, 1997.

In addition as part of the secondary public offering, the Company issued the Representative of the Underwriters warrants to purchase 80,000 Units.  Each Unit consisted of: three ADS’s each representing one ordinary share, par value €0.09 in the Company; one Class C Redeemable Warrant, and one Class D Redeemable Warrant.  These warrants were exercised during Fiscal 2001 giving rise to an issuance of 231,000 Ordinary Shares of the Company and issuance of a further 77,000 Class C Warrants and 77,000 Class D Warrants.  The outstanding 3,000 Units were not exercised and expired on October 12, 2000.

During Fiscal 2001, no adjustment was made to the exercise price of the Class C and Class D warrants.  During Fiscal 2001, 948,117 Class C Warrants and 984,570 Class D Warrants were exercised.  On October 12, 2000 6,600 Class C Warrants and 6,000 Class D Warrants remained outstanding and expired on that date.

As part of the March 1998 offering by Hibernia Foods Trading House Limited of 102,500 non-Voting 4% Exchangeable Preference Shares, as discussed in Note 15, the Company issued additional warrants to purchase up to 2,050,000 Ordinary Shares, represented by ADSs.  The Warrants consist of 1,025,000 Class E Warrants and 1,025,000 Class F Warrants.  Each Class E Warrant and Class F Warrant entitles the holder thereof to purchase one Ordinary Share, represented by one ADS, at an exercise price of US$5.625 per share and US$7.50 per share, respectively (subject to adjustment for anti-dilution).  The Warrants are exercisable in the period March 27, 1999 to March 27, 2003.  Each Placement Agent Warrant, as discussed in Note 15, entitles its holder to purchase ten Class E Warrants and ten Class F Warrants.  The fair value of the Warrants is one ten-thousandth of one US cent per

15 Shareholders’ equity (continued)

Warrant based upon independent valuations.  During Fiscal 2002, 423,424 Class E Warrants and 461,888 Class F Warrants were exercised resulting in the issuance of 885,312 ordinary shares of the Company.

As part of the September 1998 issuance of the Senior Subordinated Loan Notes, the Company issued to the purchasers of the Senior Subordinated Loan Notes its Class G Warrants (the “Warrants”) to purchase a total of 3,343,526 Ordinary Shares of the Company, or ADSs representing Ordinary Shares, exercisable (subject to adjustment for anti-dilution) at $4.39 per share.  The Warrants were exercisable at any time on or before September 25, 2008.  These warrants were valued at €30,638, each warrant being valued at $0.01 on the date of issuance.  The warrants were recorded as additional paid-in capital and represented an additional discount on the value of the Notes recorded.

During Fiscal 2002 the Company entered into a cashless exercise transaction with all of the Class G Warrant holders whereby the Company issued 1,329,956 Ordinary shares in total consideration for the exercise on a cashless basis of all 3,343,526 outstanding G warrants and 148,488 Share Rights.  The share rights had been issued to the holders of Class G Warrants in August 1999.

As part of the Bestfoods transaction, entered into in September 1998 whereby the Company acquired the business and assets of the Bestfoods (UK) Entenmann’s and Mr Brains businesses, the Company issued 550,000 Ordinary Shares of the Company as consideration for the purchase of certain of those assets.  Under, the terms of the Bestfoods agreement, in the event Bestfoods proposes to sell these shares at specified future time intervals, and does not receive a specified price per Ordinary Share, further consideration will be payable.  As a result, the ordinary shares issued with the guarantee were recorded at the full amount of the guarantee of $3,621,000 or €3,350,533.  During Fiscal 2002, the amount of the guarantee was reduced to €3,132,000 following the expiry of the first of these periods to which the guarantee relates.

In addition, the Company issued 95,238 Ordinary Shares of the Company to its placement agent and financial adviser in connection with the September 1998 Funding and Bestfoods and Freshbake transactions.

On March 24, 2000, the Company issued 6,600,000 Ordinary Shares of the Company to a group of investors. Salisbury Holding Investments Limited on behalf of its parent, Pan European Food Fund, acquired 2,532,000 shares, Bake Invest B.V. acquired 2,068,000 shares, Axa Colonia Versicherung A.G. acquired 1,000,000 shares, GIMV N.V. acquired 700,000 shares and Daphne, Inc. acquired 300,000 shares.  The proceeds from the issuance were used towards the prepayment of the Senior Subordinated Loan Notes on April 20, 2000.

The following table details the movement in warrants outstanding and exercisable as of March 31, 2002. Anti-dilution adjustments to both number and exercise price of warrants have been indicated where applicable:

Warrants

Range US$

Outstanding as of March 31, 1999

8,119,248

2.96-7.50

Exercised

(44,713)

2.96-3.36

Granted

¾

¾

Expired

¾

¾

Outstanding as of March 31, 2000

8,074,535

2.96-7.50
Exercised

(3,226,059)

2.96-6.45
Adjustment

240,473

5.31-6.45
Granted

¾

¾
Expired

(27,600)

2.96-6.45
Outstanding as of March 31, 2001

5,061,349

4.39-6.45

Exercised

(4,228,838)

4.39-6.45

Adjustment

51,663

3.60-5.96
Granted

¾

¾

15 Shareholders’ equity (continued)

Expired

¾

¾

Outstanding as of March 31, 2002………………………….

884,174

3.60-5.96

As of March 31, 2002, Mr. Oliver Murphy had sole voting power over 1,740,000 Ordinary Shares.  These amounts do not include 600,000 Deferred Ordinary Shares held by Mr. Oliver Murphy which carry no voting rights, no dividend rights and no rights to receive any distribution upon liquidation or otherwise until the shares may convert into Ordinary Shares.  The Deferred Ordinary Shares will only convert into Ordinary Shares if the Company meets certain future financial performance criteria.  At the time such shares are issued or become probable of being issued compensation expense will be recognized by the Company for US GAAP purposes.

16  Share options

During Fiscal 2002 the company granted options over 190,000 Ordinary Shares to certain executives of the Company.  The options are of ten years duration and are exercisable at prices ranging from $4.99 to $7.01.

During Fiscal 2001, the Company granted options over 100,000 Ordinary Shares to certain executives of the Company.  The options are of 10 years duration, effective from September 20, 2000 and exercisable at a price of $5.75.

During Fiscal 2000, the Company granted options over 4,880,000 Ordinary Shares to certain executives of the Company at exercise prices ranging from US$6.62 to US$13.30.  The options are of 10 years duration, effective from February 23, 2000.

Under the terms of the Investor Option Agreement entered into by the Company and the group of investors party to the equity investment in the Company completed on March 24, 2000 the Company granted an option over 360,000 Ordinary Shares at an exercise price of US$6.50.  The options are of 10 years duration, effective from February 23, 2000.

Including options issued pursuant to the Investor Option Agreement entered into by the Company and certain participants in the February 2000 issuance of 6,600,000 Ordinary Shares of the Company, and to certain executives referred to herein, options for the purchase of 6,365,400 Ordinary Shares were outstanding at March 31, 2002 (March 31, 2001: 6,210,400) under the terms of Hibernia’s Executive, Employee and Consultant Share Option Schemes. These options comprise 6,005,400 options under Hibernia’s various employee share option plans  (March 31,2001: 5,850,400) and 360,000 issued to certain investors (March 31, 2001: 360,000).  Employee options are exercisable during a period of up to 10 years from date of issuance.  All options granted under the plans were granted at prices equal to or higher than market value at date of grant.  With the exception of 145,000 options issued during fiscal 2002, which vest in equal amounts over a three-year period from date of issuance all options vest immediately upon issuance.

During Fiscal 2002, 35,000 options issued to employees were exercised.

The Company applies APB Opinion No. 25 in accounting for its employee-based plans and, accordingly, no compensation cost has been recognized for its stock options issued to employees in the financial statements.  Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 “Accounting for Stock-Based Compensation”, the Company’s net loss and loss per share, after extraordinary items, would have been reduced as follows:

 As of March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Net loss as reported

(12,868)

(14,762)

(22,347)

(13,203)

Pro forma compensation expense

(1,051)

(1,206)

(739)

(33,202)

Pro forma net loss

(13,919)

(15,968)

(23,086)

(46,405)

 As of March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Loss per share after extraordinary item as reported

(0.59)

(0.68)

(1.30)

(1.55)

Pro forma compensation expense per share

(0.05)

(0.05)

(0.04)

(3.87)

Pro forma loss per share after extraordinary item

(0.64)

(0.73)

(1.34)

(5.42)

The amount of compensation expense and earnings per share disclosed excludes options issued to consultants.

Pro forma information regarding net income/(loss) and earnings/(loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.  The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

2002

2001

2000

Risk free interest rate

5.50%

6.00%

6.78%

Dividend yield

—

—

—

Volatility factor

298%

282%

264%

Weighted average expected life (years)

7.9

9.5

9.6

The share options outstanding and exercisable as of March 31, 2002 were as follows:

Executive and

Consultant

Investor

Employee Options

Options

Options

Weighted

Weighted

Weighted

average

average

average

exercise

exercise

exercise

Shares

price (US$)

Shares

price (US$)

Shares

price (US$)

Outstanding at March 31, 1999.

970,400

2.84

300,000

2.69

—

—

Exercised

—

—

—

—

—

—

Granted

4,900,000

8.77

—

—

360,000

6.50

Expired

—

—

—

—

—

—

Outstanding at March 31, 2000.

5,870,400

7.78

300,000

2.69

360,000

6.50
Exercised

(120,000)

3.41

(300,000)

2.69

—

—
Granted

100,000

5.75

—

—

—

—
Expired

—

—

—

—

—

—

16  Share options (continued)

Outstanding at March 31, 2001.

5,850,400

7.81

—

—

360,000

6.50
Exercised

(35,000)

3.24

—

—

—

—

Granted

190,000

5.29

—

—

—

—
Expired

—

—

—

—

—

—
Outstanding………………………….

6,005,400

7.79

—

—

360,000

6.50

Exercisable at March 31, 2002

5,860,400

7.86

—

—

360,000

6.50

At March 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was as follows:

Employee Options:

Exercise Price

Number of

Weighted

Weighted

(US$)

Options

Average

Average

Outstanding

Remaining

Exercise Price

(000s)

Contractual

Of Exercisable

Life (Years)

Options

Of Exercisable

Options

0.69

84.4

0.50

0.69

2.69

442.0

5.44

2.69

3.41

309.0

6.50

3.41

4.05

100.0

—

—

5.07

45.0

—

—

5.75

100.0

8.50

5.75

6.62

2,810.0

8.00

6.62

7.01

45.0

9.25

7.01

11.12

1,250.0

8.00

11.12

12.20

500.0

8.00

12.20

13.30

320.0

8.00

13.30

Total

6,005.4

7.65

7.86

Investor Options:

(All exercisable)

Exercise Price

Number of

Weighted

Weighted

(US$)

Options

Average

Average

Outstanding

Remaining

Exercise Price

(000s)

Contractual

Life (Years)

6.50

360.0

8.00

6.50

17  Segmental reporting: Analysis of Revenue, Operating Income, Major Customers, and Assets

The Company’s primary reportable segments are as follows:

•

Frozen desserts,

•

Frozen ready-meals,

•

Entenmann’s brand cakes

•

Private label chilled desserts

•

Miscellaneous.

(a)

   The distribution of revenue by segment was as follows:

 Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Frozen desserts

110,162

126,375

75,878

73,683

Frozen ready-meals

28,309

32,475

35,089

27,087

Entenmann’s brand cakes

20,198

23,172

20,517

13,292

Private label chilled desserts

16,708

19,168

—

—

Miscellaneous

97

111

260

223

Total revenue

175,474

201,301

131,744

114,285

(a)

  The distribution of revenue by geographical area was as follows:

  Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

UK

172,783

198,214

129,767

112,458

Ireland

2,691

3,087

1,977

1,827

Total revenue

175,474

201,301

131,744

114,285

(b)

 The distribution of total revenue among major clients is as follows:

Year ended March 31,

2002

2001

2000

Customer 1

25%

21%

19%

Customer 2

12%

12%

8%

Customer 3

9%

10%

9%

#

HIBERNIA FOODS plc AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17

Segmental reporting: Analysis of Revenue, Operating Income, Major Customers, and Assets (continued)

(d)

The distribution of operating profit/(loss), before central and corporate costs, by segment was as follows:

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Frozen desserts

6,124

7,024

(3,978)

(1,154)

Frozen ready-meals

(1,641)

(1,883)

1,201

4,406

Entenmann’s brand cakes

(1,972)

(2,262)

(1,546)

(392)

Private label chilled desserts

92

105

—

—

Miscellaneous

96

110

259

150

Total operating profit/(loss) before central and

  corporate costs

2,699

3,094

(4,064)

3,010

(a)

The distribution of total depreciation and amortization, by segment was as follows:

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Frozen desserts

2,349

2,693

2,529

2,929

Frozen ready-meals

1,912

2,194

2,194

2,110

Entenmann’s brand cakes

604

693

611

791

Private label chilled desserts

525

603

—

—

Total depreciation and amortization

5,390

6,183

5,334

5,830

(f)

The distribution of capital expenditure, before corporate expenditures of €NIL, (2001:€NIL; 2000:€NIL), by segment was as follows:

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Frozen desserts

1,744

2,000

4,294

1,171

Frozen ready-meals

725

832

773

6,746

Entenmann’s brand cakes

405

465

588

165

Private label chilled desserts

—

—

—

—

Total capital expenditure

2,874

3,297

5,655

8,082

17

Segmental reporting: Analysis of Revenue, Operating Income, Major Customers, and Assets (continued)

(a)

The distribution of operating assets by segment was as follows:

Year ended March 31,

2002

2002

2001

US$000s

€000s

€000s

Frozen desserts

71,815

82,385

51,276

Frozen ready-meals

22,749

26,098

24,882

Entenmann’s brand cakes

9,635

11,053

14,898

Private label chilled desserts

3,874

4,444

—

Total operating assets

108,073

123,980

91,056

(b)

A reconciliation of the totals reported for operating segments to the applicable line items in the consolidated financial statements is as follows:

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Operating profit/(loss) from operations for reportable

segments

2,699

3,094

(4,064)

3,010

Unallocated corporate expenses

(9,481)

(10,875)

(5,780)

(6,329)

Consolidated operating loss

(6,782)

(7,781)

(9,844)

(3,319)

Other income/(expense):

Interest expense and similar charges

(5,036)

(5,777)

(5,609)

(9,930)

Beneficial conversion feature on

  exercise of warrants (non-cash)

(871)

(999)

—

—

Foreign exchange gain/(loss)

(179)

(205)

966

46
 Restructuring and impairment charges

—

—

(2,442)

—

Loss before taxation and extraordinary item

(12,868)

(14,762)

(16,929)

(13,203)

(c)

A reconciliation of the total assets reported for operating segments to the applicable line items in the consolidated financial statements is as follows:

Year ended March 31,

2002

2002

2001

US$000s

€000s

€000s

Total assets of operations for reportable segments

108,012

123,910

91,055

Unallocated corporate and non-operating assets

5,039

5,780

4,556

Intangible assets, cash and cash equivalents and

other assets

7,610

8,731

6,440

Total consolidated assets

120,661

138,421

102,051

17

Segmental reporting: Analysis of Revenue, Operating Income, Major Customers, and Assets (continued)

(d)

The distribution of long lived assets by geographical area was as follows:

Year ended March 31,

2002

2002

2001

US$000s

€000s

€000s

UK

62,271

71,437

53,099

Ireland

446

512

637

Total revenue

62,717

71,949

53,736

18 Restructuring and impairment charges

The restructuring and impairment charges to the statement of operations of €2,441,710 recognized in Fiscal 2001 represents costs provided for as a result of a restructuring of one of the Company’s operating divisions.  These comprised cash charges of €1,627,807 relating to employment severance costs, and non-cash charges of €813,903 relating to impairment charges in respect of certain fixed plant and machinery, which was made redundant as a result of this restructuring.  In January 2001, the Board of Directors approved the restructuring plan for the Company’s frozen desserts division, which followed a thorough review of the division’s activities and overhead base.  Execution of the plan commenced in the fourth quarter of Fiscal 2001 whereby the closure of one operating facility was publicly announced with the resultant termination of approximately 185 employment contracts.  The restructuring was completed by the end of the second quarter of Fiscal 2002.  During fiscal 2002, the restructuring provision which was recorded in the fourth quarter of fiscal 2001 was fully utilized following the completion of the Company’s restructuring.

19

Interest expense and similar charges

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Interest on loans and overdrafts

wholly repayable within five years

2,934

3,366

5,609

4,436

Interest on loans wholly repayable

after five years

2,102

2,411

—

4,659

Amortization of deferred financing costs

—

—

—

835

Interest expense and similar charges

5,036

5,777

5,609

9,930

Interest capitalized under fixed assets in the year ended March 31, 2002 amounted to €NIL (March 31, 2001: €NIL).

#

HIBERNIA FOODS plc AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20  Pension plan

The Company operates a defined benefit pension scheme in respect of employees of the Sara Lee UK Bakery business acquired during fiscal 2002.  The scheme operates on a pre-funded basis.  The funding policy is to contribute such variable amounts as, on the advice of the actuary, will achieve a 100% funding level on a projected salary basis.  Contributions are charged to the income statement in accordance with SFAS 87, “Accounting for Pension and Other Post-retirement Benefits” so as to spread the cost of pensions over employees’ working lives with the Company.  Contributions are determined on the basis of Actuarial valuations carried out by independent qualified actuaries.

The components of the net periodic pension cost were:

      Year ended

   March 31,

2002

US$000s

€000s

Service cost

578

663

Interest cost

438

502

Expected return on assets

(636)

(730)

Net periodic pension cost

380

435

Change in benefit obligation was:

US$000s

€000s

Benefit obligation at the beginning of year

—

—

Acquisition

7,371

8,456

Service cost

572

656

Interest cost

433

497

Plan participants’ contribution

217

249

Benefits paid

(467)

(536)

Experience Gain/(Loss)

609

699

Foreign exchange rate differences

(168)

(193)

Benefit obligation at end of year

8,567

9,828

Change in plan assets:

US$000s

€000s

Fair value of plan assets at beginning of year

—

—

Acquisition

7,800

8,948

Actual distributions

467

536

Plan expenses

214

246

Participants contributions

217

249

Company contributions

403

462

Actual return on plan assets

(780)

(895)

Asset Gain/(Loss)

(1,410)

(1,618)

Foreign exchange rate differences

(156)

(179)

Fair value of plan assets at end of year

6,755

7,749

Funded status

(1,812)

(2,079)

Unrecognized net actuarial loss

1,840

2,111

Prepaid pension expense

28

32

#

HIBERNIA FOODS plc AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20  Pension plan (continued)

Weighted average assumptions:

Discount rate

6.0%

Expected return on plan assets

8.0%

Compensation increase rate

4.8%

Price inflation

2.8%

Pension increases

2.8%

21  Taxation

The components of income before provision for income tax expenses but after extraordinary items were as follows:

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Current:

Irish corporation tax

(1,942)

(2,228)

(262)

(570)

Foreign taxes

(10,926)

(12,534)

(22,085)

(12,663)

Income/(loss) before taxes

(12,868)

(14,762)

(22,347)

(13,203)

The Company’s effective tax rate differed from the statutory rate as follows:

      Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Taxes at Irish statutory rate of 23% in 2001, 27% in

2000, and 31% in 1999.

(282)

(323)

(60)

(154)

Taxes at foreign statutory rate of 30% in 2001, 30% in

2000, and 31% in 1999.

(3,278)

(3,760)

(6,626)

(3,790)

Losses not utilized in current period

5,313

6,095

6,311

2,848

Valuation  allowances

(1,753)

(2,012)

(221)

556

Other

—

—

596

540

Total provision for income taxes

—

—

—

—

#

HIBERNIA FOODS plc AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21

Taxation (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

Year ended March 31,

2002

2002

2001

US$000

€000

€000

Deferred tax assets:

Net operating loss carry forwards

18,598

21,335

15,046

Other timing differences

7,410

8,501

305

Deferred tax asset valuation allowance

(22,998)

(26,383)

(10,008)

Deferred tax assets

3,010

3,453

5,343

Deferred tax liabilities:

Depreciation and amortization

(3,010)

(3,453)

(5,343)

Deferred tax liabilities

(3,010)

(3,453)

(5,343)

Net deferred tax asset/(liability)

—

—

—

There are no expiry dates associated with losses carried forward.

The distribution of income/(loss) subject to taxation by geographical area was as follows:

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Domestic

(1,942)

(2,228)

(262)

(568)

Foreign

(10,926)

(12,534)

(22,085)

(12,635)

Income/(loss) subject to taxation

(12,868)

(14,762)

(22,347)

(13,203)

22

Earnings per share

Basic earnings per share is based on the income available to common stockholders divided by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share is based upon the income available to common stockholders divided by the weighted-average number of common shares outstanding during the period and adjusted for the effect of all dilutive potential common shares that were outstanding during the period.

Year ended March 31,

2002

2002

2001

2000

US$000s

€000s

€000s

€000s

Numerator:

Numerator for basic and diluted EPS

 - net loss before extraordinary item

(12,868)

(14,762)

(16,929)

(13,203)

 - net loss after extraordinary item

(12,868)

(14,762)

(22,347)

(13,203)

Denominator:

Denominator for basic EPS - weighted-average shares

21,872

21,872

17,321

8,560

Effect of dilutive securities - options and warrants

—

—

—

—

Denominator for diluted EPS

21,872

21,872

17,321

8,560

Year ended March 31,

2002

2002

2001

2000

US$s

€s

€s

€s

Basic EPS before extraordinary item..

(0.59)

(0.68)

(0.98)

(1.55)

Extraordinary item

—

—

(0.32)

—

Basic EPS after extraordinary item

(0.59)

(0.68)

(1.30)

(1.55)

Diluted EPS before extraordinary item

(0.59)

(0.68)

(0.98)

(1.55)

Extraordinary item

—

—

(0.32)

—

Diluted EPS after extraordinary item

(0.59)

(0.68)

(1.30)

(1.55)

The following equity instruments have all been ignored for the purposes of calculating the diluted EPS where applicable, as their effect is antidilutive: Class E Warrants, Class F Warrants, Placement Agent Warrants, Share Options and Exchangeable Preference Shares.

23 Commitments and contingencies

Operating lease commitments

The Company and its subsidiaries occupy certain facilities under lease arrangements and incur lease rentals on motor vehicles, plant and equipment.  Rental expense amounted to €2,189,780,  €1,138,000 and €1,027,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

Future minimum rental commitments, as of March 31, 2002, for operating leases with non-cancelable terms in excess of one year are as follows:

US$000s

€000s

March 31, 2003

1,924

2,207

March 31, 2004

1,508

1,730

March 31, 2005

943

1,082

March 31, 2006

855

981

March 31, 2007

852

977

Thereafter

6,520

7,480

Total minimum rental commitments

12,602

14,457

Outstanding litigation

The Company and its subsidiaries are subject to legal proceedings and claims, which have arisen in the ordinary course of its business and have not been finally adjudicated.  Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations and financial condition of the Company.

Royalty commitments

Pursuant to the acquisition of the Entenmanns and Mr. Brain’s businesses from Bestfoods (U.K.), Hibernia was granted a trademark license for the sale of Entenmanns products in Europe (“The Europe Trademark License”).  This license has an initial term of five years.  Hibernia will pay a royalty of five percent of net invoice price to Bestfoods on products sold pursuant to such trademark license.   Hibernia may renew the license for one additional term of five years under certain conditions, including that $250,000 of royalties will have been paid to Bestfoods during the fifth year of the initial term.  The license may be renewed thereafter, subject to renegotiation. The license may be terminated by Bestfoods at any time upon the occurrence of certain events, including the voluntary liquidation, dissolution or insolvency of Hibernia or an affiliate thereof, a recurring breach of The Europe Trademark License or a breach relating to a material health hazard.

Hibernia was also granted an exclusive license to use certain Bestfoods technology in the manufacture, marketing, sale and distribution of sweet baked goods within the U.K., Republic of Ireland and Europe.  The U.K. and Republic of Ireland technology license is royalty-free, has an initial term of ten years and is automatically renewable for successive ten-year periods unless terminated by either party as provided in the license.   The Europe technology license does not require the payment of additional royalties above those required under The Europe Trademark License.  It has an initial term of five years and may be renewed only if The Europe Trademark License is renewed for the same period.  The technology licenses may be terminated by Bestfoods upon the winding-up, the appointment of a receiver over, or the making of an application for protection from creditors by Hibernia or an affiliate thereof.  All of the trademark and technology licenses are subject to cross-termination provisions.

Bestfoods also granted  Hibernia an exclusive trademark license in connection with the manufacture, marketing, sales and distribution of certain products using Bestfoods’ Napolina brand in the U.K. and Republic of Ireland. Hibernia will pay Bestfoods a royalty of five percent of net invoice price on Napolina products sold pursuant to

such trademark license.   The Napolina license has an initial term of five years and may be renewed for successive five-year periods.  The Napolina license may be terminated by Bestfoods at any time upon the occurrence of certain events, including the voluntary liquidation, dissolution, or insolvency of Hibernia or an affiliate thereof.

Hibernia is not obliged to pay royalties under the License Agreement entered into with Sara Lee International Corporation.

Sales of products subject to royalty payments, currently relating solely to sales of products under the exclusive trademark license using Bestfoods’ Napolina brand in the U.K. and Republic of Ireland amounted to €855,000 in Fiscal 2002 (Fiscal 2001: €1,930,000, Fiscal 2000: €810,000) and a liability to the value of €43,000 had been recognized at March 31, 2002 (March 31, 2001: €97,000).

Derivative instruments

As of March 31, 2002, the Company has no outstanding arrangements or agreements with respect to derivative instruments.

Performance based share award plan

On February 23, 2000, Hibernia entered into a four-year bonus arrangement with Oliver Murphy, Chairman & Chief Executive Officer, under which, Mr. Murphy will be entitled to receive an annual bonus calculated as a percentage of the Company’s pre-tax profit in fiscal 2001 through fiscal 2004, as follows:

%

Pre-Tax Profit

1

€0-€1,269,739

2

€1,269,740-€2,539,000

3

€2,539,001-€3,809,000

4

€3,809,001-€5,079 ,000

5

€5,079 ,001 or higher

The amount payable pursuant to this bonus arrangement cannot exceed the following amounts:

Fiscal

Amount (Stg£)

1

323,000

2

482,000

3

544,000

4

662,000

The bonus is payable in shares, converted at the higher of 80% of projected share prices at March 31, 2001, 2002, 2003 and 2004, such projections having been prepared by the Company in Fiscal 2000, and the average share price of the Company’s ADS’s in each of the relevant fiscal years.  Mr. Murphy may elect to receive up to 50% of the bonus payable in cash.

#

Item 19. Exhibits

Exhibit No.

Description

 Seq. Page No.

1

Registrant's Memorandum and Articles of Association, as amended.

(incorporated by reference to Exhibit 1 of the Registrant’s Annual Report on Form

20-F for fiscal 2001 (file number 0-20752)).

2(a)

Specimen of certificate representing ordinary shares of the Registrant.   p. 113

2(b)

Preference Shares Purchase Agreement, dated as of March 27, 1998, by and among Registrant, Hibernia Foods Trading House Limited ("HFT"), and Certain Investors (as defined therein) with respect to the sale of 120,000 shares of HFT's 4% Exchangeable A Preference Shares and Warrants to purchase up to 2,400,000 ordinary shares of Registrant (incorporated by reference to Exhibit 11 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(c)

Letter, dated March 30, 1998, amending the Preference Shares Purchase Agreement  (incorporated by reference to Exhibit 12 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(d)

Form of Class E Warrant of Registrant (incorporated by reference to Exhibit 13 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(e)

Form of Class F Warrant of Registrant (incorporated by reference to Exhibit 14 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(f)

Form of Placement Agents Warrant of Registrant (incorporated by reference to Exhibit 15 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(g)

Letter, dated July 12, 2000, from Registrant temporarily modifying Class E&F warrants (incorporated by reference to Exhibit 1 of the Registrant’s Annual Report on Form 20-F for fiscal 2000 (file number 0-20752)).

2(h)

Shares Purchase Agreement, dated April 9, 2002, by and among Registrant and Certain Investors (as defined therein) with respect to the sale of up to 3,333,332 ordinary shares of Registrant.

p. 114

2(i)

Form of 8% Convertible Note (Loan Stock Instrument), dated July 3, 2002, with respect to the issuance of Registrant’s 8% Convertible Loan Stock 2005, together with form of non-detachable Class H Warrant of Registrant..

p. 134

4(a)

Indenture of Lease, effective February 9, 1998, by and between Maria Immaculata Spies von Bullesheim and Registrant, relating to 68 Merrion Sq., Dublin 2, Ireland (incorporated by reference to Exhibit 16 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

4(b)

Entenmann's trademark license agreement (United Kingdom, Republic of Ireland, Channel Islands and the Isle of Man), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 11 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(c)

Entenmann's trademark license agreement (Europe), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 12 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(d)

Entenmann's know-how and technology license agreement (United

Kingdom, Republic of Ireland, Channel Islands and the Isle of Man), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 13 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(e)

Entenmann's know-how and technology license agreement (Europe), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 14 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(f)

Napolina trademark license agreement (United Kingdom, Republic  of  Ireland, Channel Islands and the Isle of Man), dated Sept. 25, 1998, between Bestfoods (UK) Limited and Hibernia Brands Limited (incorporated by reference to Exhibit 15 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(g)

Option Agreement, dated February 18, 2000, between the Registrant and Salisbury Holding Investments Limited (incorporated by reference to Exhibit 6 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(h)

Option Agreement, dated February 18, 2000, by and among the Registrant and Oliver Murphy and others (incorporated by reference to Exhibit 7 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(i)

Service (employment) Agreement, dated February 18, 2000, between the Registrant and Oliver Murphy (incorporated by reference to Exhibit 8 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(j)

Service (employment) Agreement, dated February 18, 2000, between the Registrant and Colm Delves (incorporated by reference to Exhibit 9 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(k)

Service (employment) Agreement, dated February 18, 2000, between the Registrant and Mark Carter (incorporated by reference to Exhibit 10 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(l)

Term Loan Facility Agreement, dated April 20, 2000, between Registrant and Fortis Bank S.A./N.V., together with letter agreement dated as of July 28, 2000, modifying certain terms thereof  (incorporated by reference to Exhibit 2 of the Registrant’s Annual Report on Form 20-F for fiscal 2000 (file number 0-20752)).

4(m)

Agreement, dated April 5, 2001, by and among La Boheme Limited, the Registrant and others relating to the purchase and sale of the business and certain assets of La Boheme (incorporated by reference to Exhibit 4(m) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

4(n)

Purchase Agreement for the shares of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited, dated April 18, 2001, among Sara Lee UK Holdings Limited, Hibernia Bridlington Limited and Registrant (incorporated by reference to Exhibit 1 of the Registrant’s Report on Form 6-K/A for the month of June 2001 (file number 0-20752)).

4(o)

Letter agreement, dated May 1, 2001, by and among the Registrant   and the Selling Shareholders, rescinding and replacing the Registration Rights and Shareholders' Agreement as amended and restated as of August 20, 1999 filed as Exhibit 2 to the Registrant's Form 6-K for the month of December 1999 (File No. 0-20752) (incorporated by reference to Exhibit 4(b) of Registration Statement number 333-13588).

4(p)

Loan Note Instrument, dated May 9, 2001, between Hibernia Chilled Foods Limited and the Registrant relating to the issuance of 12.5% Secured Guaranteed Loan Notes (incorporated by reference to Exhibit 4(p) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

.

4(q)

Term Loan Facility Agreement, dated May 9, 2001, between Fortis Bank S.A./N.V. and Hibernia Foods Limited (incorporated by reference to Exhibit 4(q) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

.

4(r)

Amendment and Restatement Agreement, dated May 9, 2001, by and among the Registrant, Hibernia Foods Limited, Hibernia Brands Limited, Hibernia Chilled Foods Limited, and GMAC Commercial Credit Limited amending the Facility Agreement dated Sept. 25, 1998 (incorporated by reference to Exhibit 4(r) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

4(s)

Intercreditor Deed, dated May 9, 2001, by and among the Registrant, GMAC Commercial Credit Limited, Fortis Bank S.A./N.V., and Janelle Investments Limited, as amended and restated on September 20, 2001.

p. 169

4(t)

License Agreement, dated June 4, 2001, among Sara Lee International Corporation, Hibernia Foods Bakeries Limited (formerly, Sara Lee Bakeries UK Limited), and Registrant (incorporated by reference to Exhibit 2 of the Registrant’s Report on Form 6-K/A for the month of June 2001 (file number 0-20752)).

4(u)

Loan Facility Agreement, dated September 20, 2001, between Fortis Bank

S.A./N.V. and Hibernia Foods Bakeries Limited relating to a general guarantee.

p. 220

4(v)

Certificate of Registration of Mortgage, dated September 20, 2001, from

Hibernia Foods Bakeries Limited to Fortis Bank S.A./N.V.

p. 230

4(w)

Equipment Mortgage, dated September 20, 2001, from Hibernia Foods

Bakeries Limited to Fortis Bank S.A./N.V.

 p. 245

4(x)

Invoice Discounting Agreement, dated September 11, 2001, between Hibernia

Foods Bakeries Limited and GMAC Commercial Credit Limited.

p. 257

14(y)

Deed of Accession, dated September 20, 2001, between Hibernia Foods

Bakeries Limited and GMAC Commercial Credit Limited.

p. 274

4(z)

Intercompany Cross Guarantee, dated September20, 2001, between  Hibernia

Foods Bakeries Limited and GMAC Commercial Credit Limited.

p. 277

4(aa)

Certificate of Registration of Mortgage, dated September 13, 2001, from

Hibernia Foods Bakeries Limited to GMAC Commercial Credit Limited.

p. 292

8(a)

List of significant subsidiaries

p. 305

10(a)

Consent of PricewaterhouseCoopers, Chartered Accountants

p. 306

#

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hibernia Foods Public Limited Company

By: /s/ Colm Delves

Colm Delves

(Principal Financial Officer and Director)

Dated: September  25, 2002

CERTIFICATIONS

Pursuant to Section 302 of the

Sarbanes-Oxley Act of 2002

I, Oliver Murphy, the Chief Executive Officer of Hibernia Foods plc, certify that

1. I have reviewed this annual report on Form 20-F of Hibernia Foods plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September  25, 2002

/s/ Oliver Murphy

Oliver Murphy

Chairman and Chief Executive Officer

I, Colm Delves, the Chief Financial Officer of Hibernia Foods plc, certify that

1. I have reviewed this annual report on Form 20-F of Hibernia Foods plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September   25, 2002

/s/ Colm Delves

Colm Delves

Chief Financial Officer

CERTIFICATIONS

Pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Hibernia Foods plc (“Hibernia”) on Form 20-F for the fiscal year ended March 31, 2002 (the “Report”), as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity indicated below, hereby certifies pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:  (1) the Report complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Hibernia.

Date: September  25, 2002

/s/ Oliver Murphy

Oliver Murphy

Chairman and Chief Executive Officer

In connection with the Annual Report of Hibernia Foods plc (“Hibernia”) on Form 20-F for the fiscal year ended March 31, 2002 (the “Report”), as filed with the Securities and Exchange Commission on the date hereof, the undersigned, in the capacity indicated below, hereby certifies pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:  (1) the Report complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Hibernia.

Date: September   25, 2002

/s/ Colm Delves

Colm Delves

Chief Financial Officer

List of Exhibits

Exhibit No.

Description

 Seq. Page No.

1

Registrant's Memorandum and Articles of Association, as amended.

(incorporated by reference to Exhibit 1 of the Registrant’s Annual Report on Form

20-F for fiscal 2001 (file number 0-20752)).

2(a)

Specimen of certificate representing ordinary shares of the Registrant.

p. 113

2(b)

Preference Shares Purchase Agreement, dated as of March 27, 1998, by and among Registrant, Hibernia Foods Trading House Limited ("HFT"), and Certain Investors (as defined therein) with respect to the sale of 120,000 shares of HFT's 4% Exchangeable A Preference Shares and Warrants to purchase up to 2,400,000 ordinary shares of Registrant (incorporated by reference to Exhibit 11 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(c)

Letter, dated March 30, 1998, amending the Preference Shares Purchase Agreement  (incorporated by reference to Exhibit 12 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(d)

Form of Class E Warrant of Registrant (incorporated by reference to Exhibit 13 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

2(e)

Form of Class F Warrant of Registrant (incorporated by reference to Exhibit 14 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number

 0-20752)).

2(f)

Form of Placement Agents Warrant of Registrant (incorporated by reference to Exhibit 15 of the Registrant’s Annual Report on Form 20-F for fiscal 1999

 (file number 0-20752)).

2(g)

Letter, dated July 12, 2000, from Registrant temporarily modifying Class E&F warrants (incorporated by reference to Exhibit 1 of the Registrant’s Annual Report on Form 20-F for fiscal 2000 (file number 0-20752)).

2(h)

Shares Purchase Agreement, dated April 9, 2002, by and among Registrant and Certain Investors (as defined therein) with respect to the sale of up to 3,333,332 ordinary shares of Registrant.

p. 114

2(i)

Form of 8% Convertible Note (Loan Stock Instrument), dated July 3, 2002, with respect to the issuance of Registrant’s 8% Convertible Loan Stock 2005, together with form of non-detachable Class H Warrant of Registrant.

p. 134

4(a)

Indenture of Lease, effective February 9, 1998, by and between Maria Immaculata Spies von Bullesheim and Registrant, relating to 68 Merrion Sq., Dublin 2, Ireland (incorporated by reference to Exhibit 16 of the Registrant’s Annual Report on Form 20-F for fiscal 1999 (file number 0-20752)).

4(b)

Entenmann's trademark license agreement (United Kingdom, Republic of Ireland, Channel Islands and the Isle of Man), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 11 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(c)

Entenmann's trademark license agreement (Europe), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 12 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(d)

Entenmann's know-how and technology license agreement (United

Kingdom, Republic of Ireland, Channel Islands and the Isle of Man), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 13 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(e)

Entenmann's know-how and technology license agreement (Europe), dated Sept. 25, 1998, between Entenmann's Inc. and Registrant (incorporated by reference to Exhibit 14 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(f)

Napolina trademark license agreement (United Kingdom, Republic  of  Ireland, Channel Islands and the Isle of Man), dated Sept. 25, 1998, between Bestfoods (UK) Limited and Hibernia Brands Limited (incorporated by reference to Exhibit 15 of Registrant’s Form 6-K for the month of Sept. 1998 (file number 0-20752)).

4(g)

Option Agreement, dated February 18, 2000, between the Registrant and Salisbury Holding Investments Limited (incorporated by reference to Exhibit 6 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(h)

Option Agreement, dated February 18, 2000, by and among the Registrant and Oliver Murphy and others (incorporated by reference to Exhibit 7 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(i)

Service (employment) Agreement, dated February 18, 2000, between the Registrant and Oliver Murphy (incorporated by reference to Exhibit 8 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(j)

Service (employment) Agreement, dated February 18, 2000, between the Registrant and Colm Delves (incorporated by reference to Exhibit 9 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(k)

Service (employment) Agreement, dated February 18, 2000, between the Registrant and Mark Carter (incorporated by reference to Exhibit 10 of the Registrant’s Report on Form 6-K for the month of April 2000 (file number 0-20752)).

4(l)

Term Loan Facility Agreement, dated April 20, 2000, between Registrant and Fortis Bank S.A./N.V., together with letter agreement dated as of July 28, 2000, modifying certain terms thereof  (incorporated by reference to Exhibit 2 of the Registrant’s Annual Report on Form 20-F for fiscal 2000 (file number 0-20752)).

4(m)

Agreement, dated April 5, 2001, by and among La Boheme Limited, the Registrant and other relating to the purchase and sale of the business and certain assets of La Boheme. (incorporated by reference to Exhibit 4(m) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

4(n)

Purchase Agreement for the shares of Sara Lee Bakeries UK Limited and Finnegans Famous Cakes Limited, dated April 18, 2001, among Sara Lee UK Holdings Limited, Hibernia Bridlington Limited and Registrant (incorporated by reference to Exhibit 1 of the Registrant’s Report on Form 6-K/A for the month of June 2001 (file number 0-20752)).

4(o)

Letter agreement, dated May 1, 2001, by and among the Registrant   and the Selling Shareholders, rescinding and replacing the Registration Rights and Shareholders' Agreement as amended and restated as of August 20, 1999 filed as Exhibit 2 to the Registrant's Form 6-K for the month of December 1999 (File No. 0-20752) (incorporated by reference to Exhibit 4(b) of Registration Statement number 333-13588).

4(p)

Loan Note Instrument, dated May 9, 2001, between Hibernia Chilled Foods Limited and the Registrant relating to the issuance of 12.5% Secured Guaranteed Loan Notes (incorporated by reference to Exhibit 4(p) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

.

4(q)

Term Loan Facility Agreement, dated May 9, 2001, between Fortis Bank S.A./N.V. and Hibernia Foods Limited (incorporated by reference to Exhibit 4(q) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

.

4(r)

Amendment and Restatement Agreement, dated May 9, 2001, by and among the Registrant, Hibernia Foods Limited, Hibernia Brands Limited, Hibernia Chilled Foods Limited, and GMAC Commercial Credit Limited amending the Facility Agreement dated Sept. 25, 1998 (incorporated by reference to Exhibit 4(r) of the Registrant’s Annual Report on Form 20-F for fiscal 2001 (file number 0-20752)).

4(s)

Intercreditor Deed, dated May 9, 2001, by and among the Registrant, GMAC Commercial Credit Limited, Fortis Bank S.A./N.V., and Janelle Investments Limited, as amended and restated on September 20, 2001.

p. 169

4(t)

License Agreement, dated June 4, 2001, among Sara Lee International Corporation, Hibernia Foods Bakeries Limited (formerly, Sara Lee Bakeries UK Limited), and Registrant (incorporated by reference to Exhibit 2 of the Registrant’s Report on Form 6-K/A for the month of June 2001 (file number 0-20752)).

4(u)

Loan Facility Agreement, dated September 20, 2001, between Fortis Bank

S.A./N.V. and Hibernia Foods Bakeries Limited relating to a general guarantee.

p. 220

4(v)

Certificate of Registration of Mortgage, dated September 20, 2001, from

Hibernia Foods Bakeries Limited to Fortis Bank S.A./N.V.

p. 230

4(w)

Equipment Mortgage, dated September 20, 2001, from Hibernia Foods

Bakeries Limited to Fortis Bank S.A./N.V.

p. 245

4(x)

Invoice Discounting Agreement, dated September 11, 2001, between Hibernia

Foods Bakeries Limited and GMAC Commercial Credit Limited.

p. 257

4(y)

Deed of Accession, dated September 20, 2001, between Hibernia Foods

Bakeries Limited and GMAC Commercial Credit Limited.

p. 274

4(z)

Intercompany Cross Guarantee, dated September20, 2001, between  Hibernia

Foods Bakeries Limited and GMAC Commercial Credit Limited.

p. 277

4(aa)

Certificate of Registration of Mortgage, dated September 13, 2001, from

Hibernia Foods Bakeries Limited to GMAC Commercial Credit Limited.

p. 292

8(a)

List of significant subsidiaries

p. 305

10(a)

Consent of PricewaterhouseCoopers, Chartered Accountants

p. 306

Exhibit 2(a)

HIBERNIA FOODS PUBLIC LMITED COMPANY

(Incorporated in the Republic of Ireland under the Companies Acts 1963 to 1990)

ORDINARY SHARES OF €0.088881 EACH

CERTIFICATE No.	No. OF SHARES

This is to certify that

of

is / are the Registered Proprietor(s) of

Ordinary Shares of eight point eight eight eight one cent each fully paid of HIBERNIA FOODS PUBLIC LIMITED COMPANY

Subject to the Memorandum and Articles of Association of the Company

GIVEN under the Common Seal of the Company

This            day of                                           2002

______________________________________

______________________________________  Directors

______________________________________  Secretary

EXD …. No transfer of any of the above Shares will be registered unless accompanied by this Certificate

Exhibit 2(h)

Hibernia Foods plc

68 Merrion Square

Dublin 2, Ireland

April 9, 2002

Shares Purchase Agreement

To: The Investors named in Schedule A

Gentlemen:

The undersigned, Hibernia Foods plc, an Irish public limited company (the “Company”), agrees with you as follows:

1.

Sale and Purchase of Shares.

Subject to the terms and conditions hereof, the Company will issue and sell to you and you will purchase from the Company at the Closing hereinafter referred to an aggregate of 1,777,777 ordinary shares, €0.088881  par value, of the Company (the “Subject Shares”) at a price of $4.50 per share (the “Purchase Price”), such number of Subject Shares subject to increase at the option of the Company by not more than 1,555,555 additional ordinary shares.  The number of Subject Shares each of the Investors will purchase is set forth on Schedule A hereto.

2.

Payment of the Purchase Price; the Closing.

Payment of the purchase price of the Subject Shares shall be made by wire transfer of federal or other immediately available funds to an escrow account maintained for such purpose as follows:

to -

The Bank of New York

One Wall Street

New York, New York 10005

ABA # 021000018

For the account of:  Messrs Fox Horan & Camerini LLP Iola Account

Account # 6300335320 -  Attn: Hibernia Foods Placement

At the Closing (hereinafter so called), funds representing the aggregate purchase price shall be paid over to the Company if, and only if:  (i) not less than 1,777,777 Subject Shares shall have been subscribed for hereunder and the appropriate purchase price deposited in the escrow account; and (ii) opinions of counsel referred to in Section 5(ii) hereof have been received by the Placement Agent on behalf of the Investors.

The Closing of the sale and purchase of the Subject Shares shall take place at the offices of Messrs. Fox Horan & Camerini LLP, 825 Third Avenue, New York, New York 10022 at 10:00 A.M., local time, on April 24, 2002 (the “Closing Date”), or at such other place, date and time as to which the parties may mutually agree.  At the Closing the Company will deliver to the Investors certificates evidencing the Subject Shares, registered in their respective names, against receipt by the Company of  funds by wire transfer in the amount of the aggregate purchase price. Certificates evidencing Subject Shares in excess of 1,777,777 ordinary shares, for which payment is received after the Closing Date, shall be delivered to the Investors purchasing such shares promptly after receipt of such payment.

3.

Representations of the Company.

The Company hereby represents and warrants that:

Organization and Standing.  The Company is a corporation organized, validly existing and in good standing under the laws of the Ireland, has the corporate power and authority to conduct its business as presently conducted and to own and hold the properties used in connection therewith. Its wholly-owned subsidiary, Hibernia Foods Limited, is a corporation organized, validly existing and in good standing under the laws of the United Kingdom, has the corporate power and authority to conduct its business as presently conducted and to own and hold the properties used in connection therewith. Each of  the Company and Hibernia Foods Limited is duly licensed or qualified to transact business as a foreign corporation and is in good standing in any jurisdiction where the ownership or lease of its assets or the operation of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on its business, operations, property or financial or other condition.

Authority for Agreement; Enforceability.  The execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding obligation of the Company enforceable in accordance with its terms except as such enforceability may be limited by:  (i) bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by the principles governing the availability of specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in equity or at law); and (ii) the limitations on the enforceability of the securities indemnification provisions set forth in Section 6 hereof by reason of matters of public policy.

Noncontravention.  Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby (i) violates any provision of its Articles of Association; (ii) violates any existing law, statute, ordinance, regulation, or any order, judgment or decree of any court or governmental agency to which the Company is a party or by which the Company or any of its assets is bound; or (iii) conflicts with or will result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any indenture, mortgage, real property lease, securities purchase agreement, credit or loan agreement or other material agreement to which the Company is a party or by which the Company or any of its assets is bound, to the extent such violation thereof, conflict therewith, breach thereof, default thereunder or termination thereof would have a material adverse effect upon it.

The Subject Shares.  The issuance, sale, and delivery of the Subject Shares in accordance with the provisions of this Agreement have been duly authorized by all necessary corporate action, and the Subject Shares, when so issued, sold, and delivered against receipt of payment therefore, will be duly and validly issued, fully paid and non-assessable ordinary shares of the Company.

Approvals.  Except as may be required under U.S. federal and state securities laws or pursuant to Nasdaq listing requirements (which have been or, in the case of compliance required on a post-sale basis, will be complied with), the execution, delivery and performance of this Agreement by the Company does not require the consent, waiver, approval, license or authorization of or any filing with any person, entity or any governmental authority.

Disclosure Documents.  The Company has herewith delivered to each Investor accurate and complete copies of its Annual Report on Form 20-F for its fiscal year ended March 31, 2001, its Current Report on Form 6-K for the month of March 2002, including the unaudited summary consolidated financial statements of the Company and its subsidiaries as of December 31, 2001 without exhibits, and the subsequent events report set forth on Schedule E hereof (collectively referred to herein as the “Disclosure Documents”).  The Disclosure Documents were true and correct in all material aspects at the time filed with the U.S. Securities and Exchange Commission ("SEC") or made available with respect to the periods covered thereby; and such reports, as amended, supplemented, or updated by subsequent filings, if any, are true and correct as of the date so amended, supplemented or updated in all material respects, do not contain any misstatement of a material fact and do not omit to state a material fact or any fact required to be stated therein or necessary to make the statements contained therein not materially misleading with respect to the periods covered thereby; and all amendments or supplements thereto required to be filed under the federal securities laws have been so filed.  The consolidated financial statements of the Company (the "Financial Statements") included in the Disclosure Documents complied, when filed, with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto) and fairly presented (subject in the case of the unaudited statements, to normal audit adjustments) the financial position for the period then ended.  The Company has filed with the appropriate authorities all documents and agreements which were required to be filed as exhibits to the Disclosure Documents and all such documents and agreements when filed were correct and complete in all material aspects.  In connection therewith:

No Change.  Except as disclosed in or contemplated by the Disclosure Documents, since December 31, 2001 there has not been (i) any material change in the condition financial or otherwise, operations, results of operations, assets, liabilities, or prospects of the Company taken as a whole, other than normal changes arising in the ordinary course of business which include normal seasonal changes in the Company's operations; (ii) any material liability or obligation (contingent or otherwise) incurred by the Company, other than current liabilities (or obligations) or capital leases incurred in the ordinary of business; (iii) any asset or property of the Company made subject to a lien of any kind, except (a) liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings provided adequate reserves with respect thereto are maintained on the Company's books in accordance with generally accepted principles; (b) landlords', carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings; (c) pledges or deposits in connection with worker's compensation, unemployment insurance and other social security legislation; (d) deposits to secure the performance of contracts, bids, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature; (e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business; and (f) liens which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the Company's business; (iv) any waiver of any material valuable right of the Company, or the cancellation of any material debt or claim held by the Company; (v) any payment of dividends on, or other distributions with respect to, or any direct or indirect redemption or acquisition of, any ordinary shares of the Company, or any agreement or commitment therefor; (vi) any mortgage, pledge, sale, or assignment or transfer of any tangible or intangible assets of the Company, except, with respect to tangible assets, in the ordinary course of business; (vii) any loan by the Company to any officer, director, employee or shareholder of the Company, or any agreement or commitment therefor; (viii) any material damage, destruction or loss (whether or not covered by insurance) which does or may adversely affect the condition (financial or otherwise), operations, results of assets, property, business or prospects of the Company; or (ix) any material change in the accounting methods or practices followed by the Company.

Absence of Undisclosed Liabilities.  Except as disclosed in the Disclosure Documents, or as incurred in the ordinary course of business subsequent to December 31, 2001, as of the date hereof (i) the Company has no material liability of any nature (matured or unmatured, fixed or contingent) that was not provided for or disclosed in the Financial Statements, and (ii) to the best knowledge of the Company, all liability reserves established by the Company and set forth in the Financial Statements were adequate in all material respects for the purposes indicated therein.

Capitalization.  The capitalization of the Company is as set forth in the Disclosure Documents.

Legal Proceedings.  Except as otherwise disclosed in the Disclosure Documents, there are no (i) actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or, to the best knowledge of the Company, threatened against or affect the Company, whether at law or in equity, or before or by any governmental authority; (ii) judgments, decrees, injunctions or others of any governmental authority or arbitrator against the Company, which, in either case, would have a material adverse effect.

Taxes.  The Company has accurately prepared and timely filed all tax returns which, to the knowledge of the Company, are required to be filed by it, and has paid or provided for all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any nation or government, any state or other political subdivision thereof, and any entity exercising executive legislative, judicial, regulatory or administrative functions of or pertaining to government (other than those the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with generally accepted accounting principles have been provided on the books of the Company); and no tax liens have been filed, and, to the knowledge of the Company, no claims are being asserted with respect to any such taxes, fees or other charges.

Related Party Transactions.  Except to the extent described in the Disclosure Documents, no current principal shareholder or current or former director, officer or employee of the Company nor any Affiliate as defined in the rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), of any such person is currently, or since March 31, 2001 has been, directly or indirectly through his affiliation with any person or entity, a party to any transaction (other than as an employee, consultant or shareholder) with the Company providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring cash payments from or to any such person.

Disclosure.  The representations or warranties made by the Company in this Agreement or, except to the extent modified or amended by subsequent written disclosure to each of the Investors through the date hereof, in any other document or certificate furnished in connection herewith did not contain at the time made or, if set forth in herein, does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements herein or therein, in light of the circumstances under which they are made, not misleading in any material respect. There is no fact known to the Company that materially adversely affects or, other than general economic conditions in the industry in which the Company operates, that the Company reasonably believes will in the future materially adversely affect the business operations, affairs or condition, financial or otherwise, of the Company, which has not been set forth in this Agreement or in the Disclosure Documents.

Representations True at Closing.  The representations and warranties made by the Company herein shall be true on and as of the Closing Date as if they were made thereon.

4.

Representations of the Investors.

Each of the Investors (for itself and not for the other Investors) represents and warrants as follows:

Authority.  Such Investor has the full right, power, and authority to execute and deliver this Agreement and perform its obligations hereunder.

Enforceability.  This Agreement constitutes a valid and legally binding obligation of the Investor, except as such enforceability may be limited by: (i) bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditorsU rights generally or by the principles governing the availability of specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in equity or at law); and (ii) the limitations on the enforceability of the securities indemnification provisions set forth in Section 6 hereof by reason of matters of public policy.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any judgment, decree, statute or regulation of any governmental authority applicable to the Investor or any contract, commitment, agreement or restriction of any kind to which the Investor is a party or by which its assets are bound. The execution and delivery of this Agreement by the Investor does not, and the consummation of the transactions described herein will not, violate applicable law or any mortgage, lien, agreement, indenture, lease or understanding (whether oral or written) of any kind outstanding to which it is a party or by which it or any of its assets is bound.

Approvals.    No approval, authorization, consent, order or other action of, or filing with, any person, firm or corporation or any court, administrative agency or other governmental authority is required in connection with the execution and delivery of this Agreement by the Investor or the consummation by it of the transactions described herein.

Risks.  Such Investor acknowledges and understands that the purchase of the Subject Shares involves a high degree of risk and is suitable only for persons of adequate financial means who have no need for liquidity in this investment in that: (i) the Investor may not be able to liquidate the investment in the event of an emergency; (ii) transferability is extremely limited; and (iii) in the event of a disposition, the Investor could sustain a complete loss of its entire investment. The Investor is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company, has evaluated such merits and risks, including risks particular to the Investor's situation; and the Investor has determined that this investment is suitable for the Investor. The Investor has adequate financial resources and can bear a complete loss of the Investor's investment in the Subject Shares.

Accredited Investor Status.  Such Investor is an "accredited investor" as defined in Rule 501(a), set forth in Schedule B hereto, of Regulation D promulgated by the SEC under the Securities Act of 1933 (the “Securities Act”).

Receipt of Corporate Information.  Such Investor has made an investigation into the affairs of the Company and has received such information about its business, financial condition  and operating results as to form an informed decision with respect to its purchase of the Subject Shares and that on the basis of such investigation and information it is acquiring such securities. All the Disclosure Documents have, except for exhibits thereto which are available upon request, been delivered to such Investor and/or its advisors, and all of the Investor's questions and requests for information have been answered to the Investor's reasonable satisfaction.

Investment Intent.  Such Investor represents and warrants to the Company that the Subject Securities being purchased are being acquired for the Investor's own account with no intention of distributing such securities to others.  The Investor has no contract, undertaking, agreement or arrangement with any person to sell, transfer or otherwise distribute to any person or to have any person sell, transfer, pledge or otherwise distribute for the Investor the Subject Shares or any interest therein. The Investor is presently not engaged, nor does the Investor plan to engage within the presently foreseeable future, in any discussion with any person regarding such a sale, transfer, pledge or other distribution of the Subject Shares or any interest therein.

Compliance with Federal and State Securities Laws; Indemnification.  Such Investor understands that the securities being offered and sold hereunder have not been registered under the Securities Act or registered or qualified under the securities laws of any state. The Investor understands that the securities being offered and sold hereunder must be held indefinitely unless the sale or other transfer thereof is subsequently registered under the Securities Act or an exemption from such registration is available.  Moreover, the Investor understands that its right to transfer the securities being purchased hereunder will be subject to certain restrictions, which include restrictions against transfer under the Securities Act and applicable state securities laws. The Investor understands that certificates evidencing the securities being purchased hereunder will bear a legend substantially as follows:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or any applicable state law. They may not be offered for sale, sold, transferred, pledged or otherwise disposed of without (1) registration under the Securities Act of 1933 and any applicable state law, or (2) an opinion (reasonably satisfactory to the Company) of counsel that registration is not required."

In addition, the Company will issue “stop-transfer” instructions to its transfer agent with respect to restrictions upon transfer of such Subject Shares.

Such Investor hereby agrees to indemnify and hold harmless the Company, its directors, officers and shareholders against any expenses incurred by them, including legal fees and expenses, which may arise as the result of any sale or distribution by it of any of such Subject Shares in breach of this Agreement or in violation of the Securities Act or the rules and regulations of the SEC thereunder or any other applicable securities law of the United States or any state thereof.

Placement Agent's Compensation.  Such Investor acknowledges that Keane Securities Co., Inc., the Placement Agent, as compensation for its having assisted the Company in the placement of the Subject Shares hereunder, will receive from the Company (i) a fee ranging from two percent to four percent of the Purchase Price of the Subject Shares as set forth in greater detail in the Placement Agent’s Agreement, and (ii) a non-accountable expense allowance of $50,000.

Representations True at Closing.  The representations and warranties made by the Investors herein shall be true on and as of the Closing Date as if they were made thereon.

5.

Conditions Precedent to the Closing.

The obligation of the Company to issue and sell the Subject Shares hereunder, and the obligation of the Investors to purchase and accept the Subject Shares hereunder, shall be subject to the following conditions:

(i)

Not less than 1,777,777 Subject Shares shall have been subscribed for and the appropriate purchase price deposited in the escrow account referred to in Section 2 hereof.

(ii)

The Placement Agent on behalf of the Investors shall have received opinions of counsel, dated the Closing Date, substantially in the form set forth in Schedule C from Messrs. Fanning and Kelly in Dublin, Ireland, and in the form of Schedule D from Messrs. Fox Horan & Camerini LLP in New York, New York, with such non-substantive changes therein as the Placement Agent shall, by its acceptance thereof, approve.

6.

Registration Under the Securities Act.

Filing of Registration Statement.  The Company agrees to file with the SEC not later than September 30, 2002 and use its best efforts to cause to be declared effective on or before January 1, 2003 one registration statement under the Securities Act (the "Registration Statement") covering the sale by the Investors of the Subject Shares represented by American Depositary Shares.

Further Obligations of the Company. In connection with the filing of the Registration Statement, the Company will:

(i)

Prepare and file with the SEC such amendments (including post effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement and take such best efforts action as may be necessary to keep the Registration Statement effective until the second anniversary of the Closing Date;

(ii)

Notify the Investors, after becoming aware thereof, (A) when the Registration Statement or the prospectus included there in or any prospectus amendment or supplement or post-effective amendment has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective or (B) of any request by the SEC for amendment of or supplement to the Registration Statement or related prospectus or for additional information;

(iii)

Furnish promptly to the Investors such reasonable number of copies of a prospectus, and all amendments and supplements thereto, in conformity with the requirements of the Securities Act, and such other documents as the Investors may reasonably request in order to facilitate their disposition of any Subject Shares;

(iv)

Use its best efforts to register and qualify the Subject Shares under the securities or blue sky laws of such states as will be reasonably requested by the Investors, and prepare and file in those states such amendments (including post-effective amendments) and supplements and to take such other actions as may be necessary to maintain such registration and qualification in effect at all times during the period the Company is required to maintain the Registration Statement effective, and to take all other actions necessary or advisable to enable the disposition of such securities in such states, provided that the Company will not be required in connection therewith or as a condition thereto to subject itself to taxation, to qualify to do business or to file a general consent to service of process in any such states; and

(v)

Notify the Investors, at any time when a prospectus relating to the Subject Shares is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein, in the light of the circumstances under which they were made, not misleading.  The Company will promptly amend or supplement the Registration Statement to correct any such untrue statement or omission, and provide each Investor with an amended or supplemented prospectus with respect to the Subject Shares that corrects such untrue statement or omission.

The Investor's Obligations.  It will be a condition precedent to the obligations of the Company to the Investor to take any action pursuant to this Section 6 that the Investors will furnish to the Company such information regarding the Investors, the Subject Shares and any other securities of the Company owned by the Investors and the intended method of disposition of such securities as will be reasonably required to effect the registration of the Subject Shares and will execute such documents in connection with such registration as the Company may reasonably request.

Expenses of Registration.  All expenses incurred by the Company in complying with this section, including, without limitation, registration and filing fees, fees and expenses of complying with state securities and blue sky laws, printing expenses, and fees and disbursements of the Company’s counsel and accountants, will be paid by the Company; provided, however, that all fees and expenses of counsel to the Investors and all selling commissions applicable to the disposition of the Subject Shares will not be borne by the  Company but will be borne by the Investors.

Indemnification.

(i)

The  Company will indemnify and hold harmless the Investors, the directors and officers of the Investors, if any, and each person, if any, who controls the Investors within the meaning of the Securities Act (each an "Investor Indemnified Party" and collectively, the "Investor Indemnified Parties"), against any losses, claims, damages, expenses or liabilities (joint or several) to which any of them may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (A) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (B) the omission or alleged omission to state therein information required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (C) any violation or alleged violation by the Company of the Securities Act or any state securities or Blue sky law; and the Company will reimburse each Investor Indemnified Party, promptly as such expenses are incurred, for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that the indemnification provisions contained in this section will not apply to amounts paid in settlement of any such loss, claim, damage, expense, liability, action or proceeding if such settlement is effected without the consent of the  Company, nor will the  Company be liable in any such case for any such loss, claim, damage, expense, liability, action or proceeding to the extend that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in the Registration Statement by the Investor.

(ii)

The Investors will severally and not jointly indemnify and hold harmless the Company, its directors, its officers who has signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Securities Act (collectively, the "Company Indemnified Parties") against any losses, claims, damages, expenses or liabilities (joint or several) to which any of them may become subject, under the Securities Act, or other federal or state law, insofar as such losses, claims. damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon: (A) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto and (B) the omission or alleged omission to state therein information required to be stated therein, or necessary to make the statements therein not misleading, in each case to the extent (and only to the extent) that such losses, claims, damages, expenses or liabilities are caused by statements made in the Registration Statement in reliance upon and in strict conformity with written information furnished by such Investor expressly for use therein and the Investor will reimburse any legal or other expenses reasonably incurred or any of them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that the indemnity agreement contained in this section will not apply to amounts paid in settlement or any such loss, claim, damage, expense, liability, action or proceeding if such settlement is effected without the consent of such Investor, which consent will not be unreasonably withheld.

(iii)

Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party will have the right to participate in and, to the extend the indemnifying party so desires to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying and indemnified parties; provided, however, that an indemnified party will have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifier party, if, in the reasonable opinion of counsel for the indemnified party, representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action will relieve such indemnifying party of any liability to the indemnified party under this section only to the extent prejudicial to its ability to defend such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that is may have to any indemnified party otherwise than under this section. The indemnification required by this section will be made by periodic payments of the amount thereof during the course of the investigation or defense, promptly as such expense, loss, damage or liability is incurred.

(iv)

To the extent any indemnification by an indemnifying party is prohibited or limited by law, or is otherwise unavailable to or insufficient to hold harmless an indemnified party, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Section.

Reports Under the Exchange Act.  With a view to making available to the Investors the benefits of Rule 144 ("Rule 144") under the Securities Act and any other rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration, the Company agrees that until the issuance and sale of the Subject Shares represented by American Depositary Shares (“ADSs”) have been registered under the Securities Act, it will use its best efforts to:

(i)

make and keep public information available, as those terms are understood and defined in Rule 144;

(ii)

file with the SEC all reports and other documents required of the  Company under the Exchange Act ; and

(iii)

furnish to each Investor, so long as such Investor owns any Subject Shares, forthwith upon request (A) a written statement by the Company that it has complied with the reporting requirements of Rule 144; (B) a copy of the most recent annual report of the  Company and such other reports and documents thereafter filed by the Company with the SEC; and (C) such other publicly available information as may be reasonably requested in availing such Investors of any rule or regulation of the SEC which permits the selling of any such securities without registration.

7.

Miscellaneous.

The Company shall pay any Irish stamp duties and capital duty charges on the issuance of the Subject Shares to the Investors.  Any and all sales and transfer taxes and other expenses incurred with respect to the sale and delivery by the Investors of the Subject Shares represented by ADSs will be paid by the Investors.

The representations, warranties and agreements made herein shall survive the issuance and delivery hereunder of the Subject Shares and shall be binding upon the successors and assigns of the parties hereto.

If you agree with the foregoing, please sign at the place indicated on the duplicate copy of this page and return such signed copy to:

Fox Horan & Camerini LLP

825 Third Avenue

New York, New York 10022

   Attention: R.C.Mangone (re Hibernia Foods)

(Telephone 212-480-4800)

at which time this instrument  shall become a valid and binding agreement.  This Agreement constitutes the entire agreement between the parties, and may only be modified in writing.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes, and all which shall be deemed collectively one agreement.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

Accepted and agreed to as of the date

first above written:

Hibernia Foods plc

_______________________________

By:  /s/ Colm Delves

   Group Finance Director

    (Investor)

 (Please print name: _______________)

           Schedule A

Number of

Names of Investors

     Subject Shares Subscribed    Certificate No.

Freshbake Foods Ltd.

 313,855

122

Gargantua Holdings Limited

 444,444

123

Elkhorn Partners,

 300,000

124

Elliott Broidy, IRA

 200,000

125

Penn Footwear

165,000

126

Gruber & McBaine International

  26,667

127

Lagunitas Partners L.P.

 84,444

 128

J. Allan Mactier

 100,000

129

James & Marie Keane

  50,000

130

Keane Securities Co., Inc.

              20,000

131

Defined Benefit Plan,

Anthony Jacobs

 60,000

132

Cactus Partners,

 50,000

133

Russo Family Trust

10,000

134

William P. Whalen

  50,000

135

Leon & Arlene Jankowski, JTTEN                  45,000

136

Thomas A. Silberman Trust

  16,500

137

Peter Tynberg                                                  20,000

138

Howard L. Hyman

  10,000

139

Patrick Mackin

 20,000

 140

Bruce Shackman

  27,200

142

Barbara Botein

 12,000

144

Mark J. Levick

 10,000

145

*  *  *

Gerald Simons

 20,000

146

Helen Kelley

  10,000

147

Robert Guss, IRA

  11,111

148

Robert Guss, IRA

    8,889

151

Paul Restaino

  20,000

143

Hull Associates L.P.

  30,000

150

Gata Fund LP / Gata Offshore Fund LP

  111,111

152

#

                                   Schedule B

“Accredited investor” shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1)

Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2)

Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3)

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4)

Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5)

Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000;

(6)

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7)

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8)

Any entity in which all of the equity owners are accredited investors.

Schedule C

Draft Fanning and Kelly opinion - subject to modification

Hibernia Foods plc

68 Merrion Square

Dublin 2

O P I N I O N

Preface

We act for Hibernia Foods plc (“Hibernia”) as Irish solicitors in connection with this matter.  Gerard Fanning, a member of the firm is a non-executive director and Corporate Secretary of Hibernia and was formerly an employee of Hibernia and he has options to purchase 137,000 ordinary shares of Hibernia under its various stock option plans.

We are familiar with the transaction whereby Hibernia, pursuant to a Shares Purchase Agreement, a draft of which I have reviewed as received from Fox Horan & Camerini LLP on 3rd April 2002 between Hibernia and parties identified in Schedule A thereof (the "Investors"), will issue and sell to the Investors between 1,777,777 ordinary shares and 3,333,333 ordinary shares of Hibernia, €0.088881 par value, at a price of $4.50 per share.

Basis of Opinion

We have not investigated the laws of any country other than Ireland and this Opinion is given only with respect to the laws of Ireland in effect at the date of this Opinion.  We have assumed without enquiry, that there is nothing in the laws of any other jurisdiction, which would or might affect our Opinion as stated herein.

We have examined all relevant documents, contracts and instruments   we have deemed necessary for the purpose of this Opinion.

We have not been responsible for the investigation or verification of the facts or the reasonableness of any assumptions or statements of opinion represented by Hibernia nor have we attempted to determine whether any material facts have been omitted.

Assumptions

For the purposes of giving this Opinion, we have assumed:

the genuineness of all signatures and seals;

the authenticity and completeness of all documents submitted to us as originals;

the completeness and conformity to originals of all documents supplied to us as certified, conformed or photographic copies or received by us by facsimile transmission and the authenticity of the originals of such documents;

the absence of fraud and the presence of good faith on the part of all parties to the Agreement and their respective officers, employees, agents and advisers.

Opinion

We are of the opinion that so far as the laws of Ireland are concerned:-

Hibernia is a company duly incorporated with limited liability and validly existing under the laws of Ireland and has full corporate power, authority and legal right to own its properties and to conduct the businesses in which it is now engaged;

a Search at the Companies Registration Office and of the Registry of Winding Up Petitions at the Central Office of the High Court against  Hibernia revealed no order or resolution for winding up or court protection of Hibernia and no notice of appointment in respect of Hibernia of a receiver;

Hibernia has full corporate power and authority to execute and deliver the Shares Purchase Agreement and to perform all of its covenants and agreements thereunder.  The execution and delivery of the Shares Purchase Agreement by Hibernia, the performance by Hibernia of its covenants and agreements thereunder and  the consummation by  Hibernia of the transactions contemplated thereby have been duly authorized by all necessary corporate action, subject however to it being executed by Hibernia by an authorized officer thereof;

the Shares Purchase Agreement when executed in accordance with paragraph 3.3 above and when delivered will constitute valid and legally binding obligations of Hibernia enforceable against Hibernia in accordance with its terms;

neither the execution and delivery of the Shares Purchase Agreement by Hibernia nor the consummation of the transactions contemplated thereby, nor the performance by Hibernia of its covenants and agreements thereunder-

(1)

violates any provision of the Articles of Association of Hibernia;

(1)

violates any existing law, statute or regulation;

the ordinary shares being issued by Hibernia and sold pursuant to the Shares Purchase Agreement have been duly authorized and, when issued for the consideration therein provided in accordance with the terms thereof, will be duly and validly issued and fully paid;

the execution, delivery and performance of the Shares Purchase Agreement by Hibernia does not require:-

(1)

the consent, waiver, approval, license, or authorization of or any filing with any person or any governmental authority; or

(2)

any further approval or authorization of the shareholders of Hibernia.

Hibernia has at the present time: 68,950,000 ordinary shares authorized and 46,127,796 unissued ordinary shares.

This Opinion speaks as of its date and may not be relied upon as of any later date.  It is to be construed in accordance with and governed by the laws of Ireland.  It is delivered in connection with the matters referred to herein and is strictly limited to the matters stated herein and does not extend to, and is not to be read as extending by implication to, any other matter.  We assume no obligation to update the opinion set forth in this letter.

Yours faithfully

____________________

Fanning and Kelly

#

Schedule D

Draft Fox Horan & Camerini LLP opinion - subject to modification

April __, 2002

To the Investors identified in

  Schedule A of the Shares Purchase

  Agreement referred to below

Ladies and Gentlemen:

We have acted as special United States and New York counsel for Hibernia Foods plc, an Irish public limited company ("Hibernia”).

We have been requested to render to you our opinion with respect to certain matters set forth in the Shares Purchase Agreement dated April 9, 2002 (the "Shares Purchase Agreement") among Hibernia and the parties identified in Schedule A thereof as the Investors (the "Investors").  All capitalized terms not defined herein have the respective meanings ascribed to them in the Shares Purchase Agreement.  In rendering the opinion set forth below, we have reviewed the Shares Purchase Agreement and such other documents and instruments as we have deemed appropriate.  Such documents and instruments are sometimes collectively referred to herein as the "Related Documents".

In rendering the opinion set forth below, we have made such investigation of law as we have deemed necessary.  As to any fact relevant to our opinion, we have relied upon the respective representations and warranties of Hibernia and the Investors contained in the Related Documents and upon certificates of responsible officers of Hibernia and of Keane Securities Co., Inc., the Placement Agent.  This opinion does not extend to matters or other documents referred to in, or incorporated in any manner into, the Related Documents.

Based on the foregoing, we are of the opinion that:

1.

Insofar as the laws of the State of New York are applicable, upon the due execution and delivery of the Shares Purchase Agreement by Hibernia and the Investors and the purchase of the Subject Shares by the Investors as recited therein, the Shares Purchase Agreement will constitute a valid and binding agreement of Hibernia enforceable against it in accordance with its terms (i) subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting the rights of creditors, and to general principles of equity and principles governing the availability of specific performance, injunctive relief and equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law), and (ii) except that rights to indemnity, reimbursement and contribution may be limited by applicable law.

2.

No consent, approval or authorization of, or registration, filing or declaration with, any New York State or United States federal agency or department is necessary in connection with Hibernia’s execution and delivery of the Shares Purchase Agreement or the sale of the Subject Shares contemplated thereby; provided,  however, that the parties may be required to comply with post-sale filing requirements under federal and state securities laws or pursuant to Nasdaq listing requirements.

3.

No registration of the offer and sale of the Subject Shares by Hibernia made under the circumstances contemplated by the Shares Purchase Agreement is required under the Securities Act of 1933.

4.

The execution, delivery and performance by Hibernia of the Shares Purchase Agreement do not violate any provision of any applicable New York State or United States federal law.

Our opinion expressed in this letter is subject to the following assumptions, limitations and qualifications:

(i)

Our opinion is limited to the federal laws of the United States and to the laws of the State of New York, and we express no opinion as to the effect of the laws of any other jurisdiction.

(ii)

We assume, and do not express an opinion with respect to, (A) the power and authority of each party to the Shares Purchase Agreement to execute, deliver and perform the undertakings contained in all such documents, and (B) the due authorization of the execution, delivery and performance of the undertakings contained in such document by the parties thereto, and (C) the due execution and delivery thereof by the parties thereto.

The opinions set forth in this letter may not be relied upon or used by any person or entity other than the Investors to which it is addressed without our prior written consent.

Very truly yours,

Schedule E

Subsequent Events Report

Loan Note issued to Janelle Investments Limited – Proposed variation of terms

As reported in its Form 20-F, during fiscal 2002 the Company acquired the chilled desserts business and certain assets of La Boheme Limited for £2,500,000 in cash.  The acquisition was funded by an accredited investor, Janelle Investments Limited, against the issuance of a 12.5% Guaranteed Loan Note by a wholly-owned subsidiary of the Company, Hibernia Chilled Foods Limited, on May 9, 2001. The principal amount of that Loan Note plus accrued interest is repayable on May 9, 2002. The Company is currently in discussions with Janelle to extend the repayment date to May 9, 2003. Janelle have agreed in principle with the Company to the extension of the repayment date of the Loan Note, subject, inter alia, to satisfactory completion of the sale of the Subject Shares offered hereby.

Exercise of Class E and Class F Warrants

During March 2002, the Company agreed with two holders of its Class E Warrants and Class F Warrants to issue a total of 673,600 ordinary shares upon the exercise of such warrants held by such holders at an exercise price of $4.00.  The proceeds of the sale will be used by the Company for additional working capital. Prior to the offering of the Subject Shares, the exercise prices of the Class E Warrants and Class F Warrants, after adjustments for dilution, were $5.18 and $6.28, respectively.  Assuming the sale of the Subject Shares pursuant to this offering, the exercise prices of the Class E and Class F Warrants would be approximately $5.01 and $5.96, respectively after further dilution, and the number of shares subject to exercise would be further increased.

The Class E and Class F Warrants are due to expire in March 2003. Because their exercise prices would have been diminished and the number of shares issuable would have been increased to reflect additional antidilution adjustments required as a result of the sale of the Subject Shares, the Company concluded that the benefits of obtaining immediate funds from the exercise of the warrants at a reduced exercise price outweighed the benefits of foregoing potentially greater funds at some future date if the warrants were exercised.  In addition, the Company calculated that the amount of the reduction of the exercise price was approximately equivalent to the amount the Company would have had to pay in interest and related costs for the use of equivalent funds were it obliged to borrow funds to meet its working capital requirements.

The proceeds from the exercise of such warrants were received by the Company prior to March 31, 2002 and the 673,600 ordinary shares were issued and outstanding as of March 31, 2002.

Exhibit 2(i)

3 July, 2002

HIBERNIA FOODS PLC

LOAN STOCK INSTRUMENT

8% Convertible Loan Stock 2005

_____________________________

#

CLAUSE 1

DEFINITIONS AND INTERPRETATION

CLAUSE 2

THE STOCK

CLAUSE 3

TERMS OF ISSUE

CLAUSE 4

COVENANT TO REPAY

CLAUSE 5                                    INTEREST………………………………………………………

CLAUSE 6

CERTIFICATES FOR STOCK, TRANSFER OF STOCK ETC

CLAUSE 7

EVENTS OF DEFAULT

CLAUSE 8

COVENANTS BY THE COMPANY

CLAUSE 9

FURTHER STOCK

CLAUSE 10

MEETINGS AND RESOLUTIONS

CLAUSE 11

NOTICES AND OTHER COMMUNICATIONS

CLAUSE 12

GOVERNING LAW

FIRST SCHEDULE

FORM OF STOCK CERTIFICATE

SECOND SCHEDULE

PROVISIONS AS TO TRANSFER ETC

THIRD SCHEDULE

PROVISIONS AS TO MEETINGS

FOURTH SCHEDULE

CONVERSION

SCHEDULE A

STOCKHOLDERS

#

THIS DEED is dated 3 JULY, 2002 and made by Hibernia Foods plc having its registered office at 68 Merrion Square, Dublin 2  (the “Company") and the Investors named in Schedule A ( “the Investors”)

NOW THIS DEED WITNESSETH as follows:

1.

DEFINITIONS AND INTERPRETATION:

1.1.

In this Deed unless the context otherwise requires:

“Business Day” means any day on which banks are generally open for business in Dublin, not including Saturdays or Sundays.

“Company” means Hibernia Foods plc

“Current Market Value” shall mean the weighted average closing price as quoted by NASDAQ for the 10 preceding Business Days in which the Company’s American Depositary Shares (“ADS’s”, each representing one Ordinary Share in the Company) are quoted by NASDAQ.

 “Directors” means the directors for the time being of the Company or any duly empowered committee thereof.

“Extraordinary Resolution” means an Extraordinary Resolution of the Stockholders passed in accordance with the Third Schedule.

“Interest Payment Date” means, in respect of any Stock, the Maturity Date so long as such Stock is issued and outstanding up to and including the date on which interest ceases to accrue thereon.

“Register” means the register of Stock to be kept in accordance with paragraph 1 of the Second Schedule;

“Stock” means the 8% Convertible Loan Stock 2005 of the Company hereby constituted or, as the context may require, the nominal amount thereof for the time being issued and outstanding or a specific portion thereof; and,

“Stockholders” means the person or persons for the time being entered in the Register as holders of Stock.

“Warrants” means the non-detachable Class H Warrants issued in conjunction with this Loan Stock Instrument

1.2.

1.2.1.

Save as otherwise provided herein, references to clauses and Schedules are to those contained in this Deed.

1.2.2.

Unless the contrary is clearly stated, references to Acts, statutory instruments and other legislation are to legislation operative in Ireland and to such legislation amended, extended or re-enacted (whether before or after the date hereof) from time to time, and include any legislation of which it is a re-enactment (whether with or without modification) and also include any subordinate legislation made from time to time under that legislation.

2.

THE STOCK:

The Stock will be known as the 8% Convertible Loan Stock 2005... The principal amounts of the Stock is United States Dollars (“$”) 4,500,000, Euro (“€”) 5,000,000 and Sterling Pounds (“£”) 3,279,000 and is detailed in Schedule A. All of the Stock will rank pari passu amongst themselves equally and rateably without discrimination or preference as an unsecured obligation of the Company. The Stock will be convertible into Ordinary Shares at $5.00 each in the capital of the Company in accordance with the Third Schedule.

3.

TERMS OF ISSUE:

The Stock may be issued in such denominations or multiples thereof, to such persons, on such terms and at such times and at such prices (either for cash or for some other consideration) as the Company may think fit, and the proceeds of issue will be receivable by the Company and may be applied as the Company in its absolute discretion determines.

4.

COVENANT TO REPAY:

4.1.

Subject to the other terms of this Deed, the Company covenants with the Stockholders that it will on 31 May, 2005 (the “Maturity Date”) or on such earlier day as the Stock or any part thereof becomes repayable under any provision of this Deed, pay to the Stockholders the nominal amount of the Stock or such part thereof then outstanding together with any accrued and unpaid interest thereon (after deduction of tax).

5.

INTEREST:

5.1.

The Company agrees and acknowledges that the indebtedness represented by the stock will bear interest as from the date on which it was incurred as detailed in Schedule A.  Interest will accrue at the rate of eight (8%) per cent per annum on the nominal amount of Stock for the time being issued and outstanding and will accrue from day to day and will be compounded on May 31,2002 and thereafter on May 31 in each subsequent year.

5.2.

The Company shall (unless the Stock has been previously converted or repaid under the terms of this Deed) on the Maturity Date (or, if it is not a Business Day, on the first Business Day thereafter) pay interest in respect of the Loan Stock to the Stockholders on the Register on such date prior to the Maturity Date as the Directors may determine (not being more than 30 days prior to the Maturity Date).

5.3.

Interest will be calculated on the basis of the number of days in the interest period and on the basis of a 365-day year and shall be compounded annually.

5.4.

Subject to any agreement to the contrary between the Company and any particular Stockholder, interest will be paid in the currency in which the original investment was made.

5.5.

The Company will be entitled to deduct or withhold from interest payments any present or future tax required by law to be deducted or withheld therefrom, in which case the Company shall on request furnish to or to the order of the Stockholder or Stockholders concerned an appropriate certificate relating to such deduction or withholding.

6.

CERTIFICATE FOR STOCK, TRANSFER OF STOCK ETC.

6.1.

Every Stockholder will from time to time be entitled to a Certificate stating the number and amount of Stock held by him, but so that joint holders will be entitled to only one Certificate in respect of the Stock held jointly by them which Certificate will be delivered to that one of the joint holders whose name stands first in the Register.  The Company will not be bound to register more than four persons as joint holders of any Stock.

6.2.     The Certificates will be in or substantially in the form set out in the First Schedule and will have attached thereto Conditions in or substantially in the form also set out in that Schedule.  Every such Certificate will be under the seal of the Company, affixed in the manner prescribed by the Articles of Association for the time being of the Company.  The Company shall comply with the terms of the Certificates and shall perform and observe the said Conditions attached thereto, and the Stock will be held subject to and with the benefit of such Conditions, which Conditions will be deemed to be incorporated in this Deed and will be binding on the Company and the Stockholders and all persons claiming through or under them respectively.

6.3.

The provisions of the Second Schedule will apply with regard to the registration, transfer and transmission of Stock and otherwise as set out in that Schedule.

6.4.

Subject to paragraph 6 of the Second Schedule, where a Stockholder has transferred part of his holding of Stock he will be entitled to a Certificate for the balance of such holding without charge.

7.

EVENTS OF DEFAULT:

Notwithstanding any other provisions of this Deed, the nominal amount of the Stock will become due and repayable at par immediately, together with all unpaid interest accrued thereon (after deduction of tax) upon the happening of any of the following events or any event which with the lapse of time or the giving of notice or the fulfillment of any condition will become or give rise to such an event:

7.1.

the nominal amount of the Stock or interest on the Stock not being paid by the Company when and as the same becomes due under this Deed to any Stockholder;

7.2.     any failure of the Company to observe or perform any of the terms of this Deed other than the obligations referred to in clause 7.1, if such failure continues for 28 days after written notice has been given by any Stockholder requiring remedy thereof;

7.3.

any meeting of creditors of the Company which results in any arrangement, compromise or composition with or for the benefit of all or substantially all of its creditors being or entered into by the Company;

7.4.

a receiver, examiner or other encumbrancer taking possession of or being appointed over or in relation to, or any distress, execution or other process being levied or enforced upon, the whole or any material part of the assets of the Company;

7.5.

the Company ceasing or threatening to cease to carry on business or being or becoming unable to pay its debts within the meaning of section 214 of the Companies Act 1963 if such event is material to the Company.;

7.6.

The appointment of an examiner or the winding-up, or dissolution of the Company;

7.7.

the taking of a decision by the Company that the whole or a substantial part of the undertaking or assets of the Company  be sold, transferred or otherwise disposed of (whether or not for full consideration);

7.8.

a substantial amount of the indebtedness, guarantees, indemnities or similar obligations of the Company not being paid when due or called upon, or any such substantial amount of Company indebtedness or obligation being declared due prior to its stated maturity or;

7.9.

the directors being or becoming bound to convene an Extraordinary General Meeting of the Company under Section 40 of the Companies (Amendment) Act 1983.

8.

COVENANTS BY THE COMPANY:

The Company covenants with the Stockholders and each of them duly to perform and observe the obligations on its part contained in this Deed with the intent that this Deed will inure for the benefit of each and every Stockholder, whether or not such Stockholder was an initial subscriber of such Stock, and so that each Stockholder will be entitled severally to enforce the said obligations against the Company.

9.

FURTHER STOCK:

The Company will be entitled from time to time by resolution of the Directors to create and issue further Stock to be constituted by deed or instrument expressed to be supplemental hereto so as to form a single series with the Stock previously in issue.

10.

MEETINGS AND RESOLUTIONS:

The provisions of the Third Schedule will apply with regard to meetings of Stockholders and Extraordinary Resolutions.

11.

NOTICES AND OTHER COMMUNICATIONS:

11.1.

Any notice or other communication to the Company under this Deed shall be in writing and may be delivered or sent by pre-paid registered post (airmail if such service is available) to the registered office for the time being of the Company.

11.2.

Any notice or other communication (including a Certificate) to a Stockholder under this Deed shall be in writing and may be served on him personally or delivered or sent by pre-paid post to his registered address or, if he desires that notices be sent to some other person or address, to the person at the address supplied by him to the Company, in writing, for the giving of notice to him.  In the case of joint registered holders of any Stock, a notice or other communication served, delivered or sent in manner aforesaid to the Stockholder whose name stands first in the Register in respect of such Stock will be sufficient notice or communication to all the joint holders.

11.3.

Each such notice or communication will be deemed to have been given or made, if by delivery, when left at the relevant address or, if by post, 5 days after posting, and in proving posting it will be sufficient to prove that the envelope containing the notice or document was properly addressed, stamped and posted.

12.

GOVERNING LAW:

This Deed and all relationships created hereby will in all respects be governed by and construed in accordance with Irish law.

IN WITNESS whereof the Company has caused its common seal to be hereunto affixed the date and year first herein written.

SIGNED on behalf of the

Company in the presence of:

      ……………………..

  Signature

      ……………………..

         Title

SIGNED on behalf of the

Stockholder in the presence of :

       ……………………..

   Signature

        ……………………..

 Title

FIRST SCHEDULE

Form of Stock Certificate

No. of Certificate

Amount of Stock

HIBERNIA FOODS PLC

(Incorporated under the Irish Companies Acts, 1963-1999)

8% Convertible

Loan Stock 2005

Attached to this Loan Stock Certificate is a Non-Detachable Class H

Warrant Certificate entitling the Warrant Holder to Purchase Ordinary

Shares of the Company in accordance with its terms on and after such date as this Loan Note Certificate has been converted

Issued pursuant to the Memorandum and Articles of Association of the Company

THIS IS TO CERTIFY that.................................................................................................

of.......................................................................................................................................... is/are the registered holder(s) of [             ] nominal of the above-mentioned  8%  Convertible Loan Stock 2005 (the "Stock") constituted by a Loan Stock Deed dated 3 July, 2002 and executed by the Company.  The Stock is issued with the benefit of and subject to the provisions contained in the said Deed and the Conditions annexed hereto.

INTEREST at 8 per cent per annum, compounded annually, is payable on the Stock represented by this Certificate as more particularly described in the said Deed.

DATED................................................

GIVEN under the common

seal of Hibernia Foods plc:

NOTE :

1.

This Certificate must be surrendered at the Company's registered office before any transfer of the whole or any part of the Stock comprised in it will be registered or a new Certificate issued in exchange.

Conversion Notice

Attention:

Mr. Oliver Murphy

Chief Executive Officer.

Hibernia Foods plc,

68 Merrion Square

Dublin 2.

Please be advised of the intent of  [ Stockholder], as holder of a certain Loan Stock Instrument issued by Hibernia Foods plc and dated 3 July, 2002 to convert, pursuant to the provisions of said Loan Stock Instrument the amount of [amount] to Ordinary Stock in Hibernia Foods plc.

For :

............................................

Signature

............................................

Title

CONDITIONS

1.

Repayment, Purchase and Redemption:

1.1.

The Company may at any time purchase Stock in any manner and at any price agreed between the Company and the holders of the Stock so purchased.

1.2.

All Stock purchased by the Company shall be cancelled and will not be available for re-issue.

2.

Interest:

2.1.

The Company agrees and acknowledges that the indebtedness represented by the Stock will bear interest as from the date on which it was incurred, as detailed in Schedule A.  Interest will accrue at the rate of 8 per cent per annum on the nominal amount of Stock for the time being issued and outstanding and will accrue annually.  Any interest accrued on Stock shall be added to the amount convertible pursuant to Schedule Three.

2.2.

Unless the Stock (or the relevant part thereof) has previously been converted or repaid in accordance with the terms of the Loan Stock Deed, the Company shall on the Maturity Date, or if it is not a Business Day then on the first Business Day thereafter, pay interest in respect of the Stock to the Stockholders on the Register on such date prior to the Interest Payment Date as the Directors may determine (not being more than 30 days prior to the Interest Payment Date).

2.3.

Interest will be calculated on the basis of the number of days in the Interest Period and on the basis of a 365-day year and will be compounded on May 31, 2002 and thereafter on May 31 in each subsequent year.

2.4.

Subject to any agreement to the contrary between the Company and any particular Stockholder, interest will be paid in the currency in which the original investment was made.

2.5.

The Company will be entitled to deduct or withhold from interest payments any present or future tax required by law to be deducted or withheld therefrom, in which case the Company shall on request furnish to or to the order of the Stockholder or Stockholders concerned an appropriate certificate relating to such deduction or withholding.

2.6.

Without prejudice to all other rights and remedies available to the Stockholder in respect thereof, in the event of the Company failing to pay any sum due to the Stockholder under any of the provisions of this Deed on the due date, the Company shall pay to the Stockholder interest thereon up to the date of actual payment (as well after as before judgment) at the rate hereinbefore provided.

 3.

Modification:

3.1.

The provisions of the Loan Stock Deed referred to in the Certificate to which these conditions are attached, including these conditions, and the rights of Stockholders, may from time to time be modified, subrogated or compromised in any respects with the sanction of an Extraordinary Resolution of the Stockholders and with the consent of the Company.

 4.

Interpretation:

4.1.

Words and expressions defined in the above-mentioned Loan Stock Deed will have the same meaning when used in this Certificate including these Conditions.

SECOND SCHEDULE

Provisions as to Transfer etc

 1.

Register of Stock:

1.1.

A Register of the Stock will be kept by the Company in one or more books and there shall be entered in such Register:

 1.1.1.

the names and addresses of the Stockholders for the time being;

 1.1.2.

the nominal amount of the Stock held by every registered holder;

1.1.1.

the date at which the name of every such registered holder is entered in respect of the Stock standing to his name; and

 1.1.4.

the serial number of each Certificate for Stock issued and the date of the issue thereof.

 1.2.

Any change of the name or address of any Stockholder shall forthwith be notified to the Company and thereupon the Register shall be altered accordingly.  A Stockholder, subject to providing 5 working days written notice to the Company, will be entitled at all reasonable times during usual office hours to inspect the Register and to take copies of and extracts from the same or any part thereof.  The Register may be closed at such times and for such periods as the Company may from time to time determine, provided that it shall not be closed for more than 30 days in any year.

 2.

Recognition as absolute Owner:

2.1.

Except as required by law or as ordered by a Court of competent jurisdiction, the Company will recognise the registered holder of any Stock as the absolute owner thereof and will not be bound to take notice or see to the execution of any trust, whether express, implied or constructive, to which any Stock may be subject.  The receipt of such registered holder for the time being or, in the case of joint registered holders, the receipt of any one of them for the principal or any other monies payable in respect thereof will be a good discharge to the Company, notwithstanding any notice it may have whether express or otherwise of the right, title, interest or claim of any other person to or in such Stock, interest or moneys.  No notice of any trust, express, implied or constructive, shall (except as aforesaid) be entered on the Register in respect of any of the Stock.

 2.2.

Every registered holder will be recognised by the Company as entitled to his Stock free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate Stockholder.

 3.

Transfer:

 3.1.

No Stockholder will be entitled to transfer the Stock held by him or any part thereof other than with the prior written consent of the Company (except where the transferee is a subsidiary of holding company of the relevant Stockholder or the transferee and the relevant Stockholder are each subsidiaries of the same holding company) .

 3.2.

Every instrument of transfer must be signed on behalf of the transferor or, where the transferor is a corporation, given under its common seal or otherwise executed in such manner as the Directors may at their absolute discretion approve, and the transferor will be deemed to remain the owner of the Stock until the name of the transferee is entered in the Register in respect thereof.

 3.3.

Every instrument of transfer must be left for registration at the place where the Register is for the time being kept accompanied by the Certificate for the Stock to be transferred together with such other evidence as the Directors or other officers of the Company authorised to deal with transfers may reasonably require to prove the title of the transferor or his right to transfer the Stock and, if the instrument of transfer is executed by some other person on behalf of the transferor or (where applicable) the transferee, the authority of that person to do so.  No transfer of Stock shall be registered if notice of redemption has been given in respect of that Stock.

 3.4.

All instruments of transfer which are registered will be retained by the Company.

 3.5.

No fee will be charged for the registration of any transfer or for the registration of any confirmation, probate, letter of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any Stock issued herein or for making any entry in the Register relating to or affecting the title to any Stock issued herein.

 4.

Transmission:

 4.1.

In the case of the death of a Stockholder, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, will be the only person recognised by the Company as having any title to such Stock.

 4.2.

Upon the death of a Stockholder, the personal representatives of such deceased holder may within the period of six months following the grant of probate or letters of administration or within twelve months of the date of death (whichever be the sooner) transfer the Stock or any part thereof to those persons entitled thereto under the will or on the intestacy (as the case may be) of the deceased holder.  The Company will be at liberty to retain any payment paid upon any such Stock which any holder is entitled to receive under this provision until such person is registered or the Stock has been otherwise duly registered.

 5.

Payment of Interest and Principal:

 5.1.

Payment of the nominal amount or interest for the time being owing on the Stock or any part thereof may be made by cheque made payable to the order of and sent to the Stockholder, or in the case of joint registered holders made payable to and sent to that one of the joint registered holders who is first named on the Register, or to such address as the Stockholder or all the joint registered holders may in writing direct.  Every such cheque may be sent through the post at the risk of the Stockholder or joint registered holders and payment of any such cheque by the banker upon whom it is drawn shall be a satisfaction of the principal, premium or interest represented thereby.  All payments of nominal amount or interest or other moneys to be made by the Company will be made after any deductions for or on account of any present or future taxation required to be deducted therefrom.

 5.2.

If several persons are entered in the Register as joint holders of any Stock then without prejudice to paragraph 5.1 the receipt of any one of such persons for any principal, premium (if any) or interest payable on or in respect of such Stock will be as effective a discharge to the Company as if the person signing such receipt were the sole registered holder of such Stock.

 6.

Replacement of Certificates:

If any Certificate for Stock is worn out or defaced then, upon production thereof to the Directors, they may cancel the same and may issue a new Certificate in lieu thereof and if any such Certificate be lost or destroyed then, upon proof thereof to the satisfaction of the Directors, and on such terms as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in investigating evidence as the Directors may deem adequate being given, a new Certificate in lieu thereof may be given to the persons entitled to such lost or destroyed Certificate.  An entry as to the issue of the new Certificate and indemnity (if any) shall be made in the register.  Save as aforesaid no charge shall be made by the Company in respect of any new Certificate issued under this paragraph.

THIRD SCHEDULE

Conversion

 1.

A Stockholder will be entitled at the times and in the manner set out in paragraph 2 to convert his Stock into Ordinary Shares by redeeming all or any of his Stock (including interest accrued and compounded in accordance with the terms of this Deed) at par and utilizing the proceeds of such redemption in subscribing for fully paid Ordinary Shares in the capital of the Company, however, in no event may a conversion of Stock be made by the Stockholder unless the amount to be converted (including accrued and compounded interest) is greater than  the US$ equivalent of €250,000 (the “Minimum Conversion Amount”) except that such restriction shall not apply to any rump amount of Stock remaining in a Stockholders’ possession prior to his last conversion nor shall such restriction apply in the case of those Stockholders whose initial investment as detailed in Schedule A is less than the Minimum Conversion Amount in which case the Minimum Conversion Amount shall be deemed to be that lower amount.

 2.

The right to convert will be exercisable on any date which is at any time during the period to 31 May, 2005, such date being hereinafter called a "Conversion Date", by completing the notice of conversion endorsed on the Certificate for the Stock to be converted or a notice in such other form as may be prescribed by the Directors in lieu thereof ("Conversion Notice") and delivering the same to the registrars for the time being of the Company at any time during the period of 28 days ending on the Conversion Date (such period being hereinafter called a "Conversion Period") together with such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising his right to convert (provided that if any Conversion Date would otherwise fall on a Saturday or Sunday or other day which is not a business day, such Conversion Date instead will be the next day after the Conversion Date).  A Conversion Notice may not be withdrawn without the consent in writing of the Company.

3.

The following provisions will apply to the right to require the redemption of the Stock under this Schedule and the application of the redemption proceedings in subscribing for Ordinary Shares:

3.1.

The price at which the Ordinary Shares are to be issued upon such subscription ("the Subscription Price") is $5.00 per Ordinary Share and will be subject to adjustment as set out in paragraph 4.5.

3.2.

Interest on any Stock converted will cease to accrue with effect from the Conversion Date.

3.3.

The Ordinary Shares arising on such conversion will rank pari passu in all respects with the Ordinary Shares then in issue and will entitle the holder to all dividends and (unless an adjustment is made under paragraph 4.5 in respect thereof) other distributions payable on the Ordinary Shares of the Company in or in respect of the accounting period in which the Conversion Date falls, provided such dividends are not in respect of any earlier accounting period.

3.4.

Allotments of Ordinary Shares arising from conversion shall be effected within fourteen days after the Conversion Date.  Within 28 days after conversion the Company shall forward to the holder free of charge a fully paid definitive certificate for the appropriate number of Ordinary Shares and a new Certificate for any unconverted Stock comprised in the Certificate surrendered by him.  In the meantime transfers will be certified against the Register.

3.5.

The Subscription Price will be subject to adjustment in the following circumstances:

3.5.1.

any alteration of the nominal value of the Ordinary Shares as a result of consolidation or sub-division;

3.5.2.

the issue to the holders of Ordinary Shares as a class of any securities without payment by way of capitalization of profits or reserves;

3.5.3.

the transfer or payment to the holders of Ordinary Shares as a class of any assets or cash (other than ordinary cash dividends paid out of profits of the year or other period in respect of which such dividend is paid); and

3.5.4.

the grant to holders of Ordinary Shares as a class of rights entitling the holders of such Ordinary Shares to acquire any securities at a price less than the Current Market Value at the time agreement is made with the holder of such Ordinary Shares.

save that no adjustment will be made:

(1)

in respect of a capitalization of profits or reserves in lieu of cash dividends;

(2)

to the extent that the adjustment would result in the Ordinary Shares being issued at a discount to their nominal value;

(3)

where such adjustment would arise from an offering of the Company’s Ordinary Shares at a discount to the then market price, provided that said discount does not result in an offering below $5.00.  In the event that said discount does result in an offering below $5.00 then the holders shall be entitled to an adjustment equal to such price.

The Stockholders shall be given notice of all adjustments.  If any doubt as to any adjustment arises, the certificate of the auditors for the time being of the Company as to the appropriate adjustment will be conclusive and binding on all the Stockholders and the Company, in the absence of manifest error.

4.

In the event that immediately after any Conversion Date Stock equal to or in excess of 75% of the aggregate nominal amount in issue shall have been converted, the Company will be entitled (subject to the Companies Acts 1963 to 1999) by not more than eight weeks' and not less than four weeks' notice in writing, given not later than one month after such Conversion Date, to require all Stockholders either to convert on the expiry of such notice the whole of their Stock into Ordinary Shares of the Company on the basis of conversion applicable at such Conversion Date after making any appropriate adjustment pursuant to paragraph 4.5 or to agree to early redemption of such Stock on the expiry of such notice and requiring holders to elect whether to convert or agree to redeem by notice to the Company within four weeks of receipt of notice from the Company.  Upon the expiry of the period of four weeks after the said notice the Stockholders who have not elected for redemption will be treated as having exercised the right to convert in respect of their Stock on the basis aforesaid and the provisions of this Deed relating to conversion will mutatis mutandis apply as if the date of such expiry were the last day of the Conversion Period concerned.  In the case of Stockholders who give notice to the Company agreeing to early redemption, the provisions of paragraph 1 of the conditions attached to the Certificate will apply mutatis mutandis.

5.

The Company agrees to file with the US Securities and Exchange Commission not later than September 30, 2002 on registration statement under the US securities Act, covering the sale by the Stockholders of the Ordinary Shares issuable on conversion of the Stock and on exercise of the Options.

6.

The Company shall at all times, so long as any Stock to which a right to convert into Ordinary Shares remains outstanding, keep available sufficient unissued share capital to enable all the Stock to be converted in accordance with this Schedule.

 7.

If prior to the last Conversion Date an offer is made to the holders of Ordinary Shares of the Company (or all such shareholders other than the offeror and/or any company controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the issued Ordinary Share capital of the Company, or any person proposes a scheme with regard to such acquisition, and the Company becomes aware that the right to cast more than 50% of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or such companies or persons aforesaid, the Company shall give written notice thereof to all Stockholders within fourteen days of it becoming so aware and each such holder shall be entitled within the period of 3 weeks from the date of such notice to convert some or all of his Stock into fully paid Ordinary Shares on the basis set out above except that the Conversion Period will be the said period of 3 weeks and the Conversion Date in respect of any particular Stock will be the day on which the Company receives a duly completed Conversion Notice.

Notwithstanding anything in this section, if any of the following shall occur, namely: (a) any reclassification or change of Ordinary Shares issuable upon conversion of the Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination, or any other change for which an adjustment is provided in Section 4.5); (b) any consolidation or merger or combination to which the Company is a party other than a merger in which the Company is the continuing corporation and which does not result in any reclassification of, or change (other than in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding Ordinary Shares; or (c) any sale or conveyance as an entirety or substantially as an entirety of the property and assets of the Company, directly or indirectly, to any person, then the Company, or such successor, purchasing or transferee corporation, as the case may be, shall, as a condition precedent to such reclassification, change, combination, consolidation, merger, sale or conveyance, execute and deliver to the Stockholders an amendment to the Loan Stock Instrument providing that the Stockholder shall have the right to convert such Stock into the kind and amount of shares of stock and other securities and property (including cash) receivable upon such reclassification, change, combination, consolidation, merger, sale or conveyance by a holder of the number of Ordinary Shares deliverable upon conversion of such Stock immediately prior to such reclassification, change, combination, consolidation, merger, sale or conveyance. Such amended Loan Stock Instrument shall provide for adjustments of the Subscription Price which shall be as nearly equivalent as may be practicable to the adjustments of the Subscription Price provided for in Section 4.5. If, in the case of any such consolidation, merger, combination, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a Stockholder include shares of stock or other securities and property of a person other than the successor, purchasing or transferee corporation, as the case may be, in such consolidation, merger, combination, sale or conveyance, then such amended Loan Stock Instrument shall also be executed by such other person and shall contain such additional provisions to protect the interests of the Stockholders as the Board of Directors shall reasonably consider necessary by reason of the foregoing. The provisions of this Section shall similarly apply to successive reclassifications, changes, combinations, consolidations, mergers, sales or conveyances.

 8.        In order to convert the Stock in accordance with this Schedule, the Stockholder shall present and surrender the Warrant Certificate attached hereto, together with the Notice of Conversion as provided for in paragraph 2 of this Schedule,

            so that the seal of the Company may be affixed to the Warrant Certificate and certified to evidence conversion of the Stock. In the event the Stockholder intends to exercise therewith all or part of the Warrants evidenced by such

            Warrant Certificate, the subscription form appended thereto must also be surrendered, duly executed by the Warrant Holder.

9.

If the Company is placed in liquidation prior to the last Conversion Date, the Company shall forthwith give notice thereof in writing to all Stockholders and each Stockholder shall in respect of all or any of his Stock be entitled within six weeks after the date of the resolution for winding up the Company or (as the case may be) after the date of the Order of the Court for such winding up (either of such dates being referred to in this paragraph as "the Operative Date") by notice in writing to the Company to elect to be treated as if his conversion rights had been exercisable and had been exercised immediately before the Operative Date on the basis of conversion as provided above, and in that event he will be entitled to be paid, in satisfaction of the amount due in respect of such of his Stock as is to be treated as if converted, a sum equal to the amount to which he would have become entitled in such liquidation if he had been the holder of the Ordinary Shares to which he would have become entitled by virtue of such conversion, including any fraction of a share, together with a sum equal to any accrued interest on such Stock up to the last preceding interest payment date.  At the expiration of the said period of six weeks, any outstanding Stock will cease to be capable of conversion.

10.

At the Company’s discretion, in the event that the weighted average closing bid price as quoted on Nasdaq of the Company’s ADS’s for the preceding 20 business days exceeds US$8.75, the Company will have the right, but not the obligation, to demand the stockholders to convert the Stock in accordance with clause 2 of this Schedule. If the Company exercises this right it shall give the stockholders not less than 30 days notice to convert the Stock. If the stockholder does not convert the Stock within 30 days of the receipt of such notice, , the Stock shall be automatically converted by the Company and the provisions of this Schedule shall apply to such conversion mutatis mutandi

FOURTH SCHEDULE

Representations of the Stockholders

Each of the Stockholders (for itself and not for the other Stockholders) represents and warrants as follows:

a)

Receipt of Corporate Information

All documents, records and books filed with the U.S. Securities and Exchange Commission (“SEC”) since March 31, 1999, which pertain to Hibernia, the Ordinary Shares and the ADSs into which the Loan Stock Instrument is convertible (collectively referred to herein as the “Disclosure Documents”), have, except for exhibits thereto which are available upon request, been delivered to such Stockholder and/or its advisors, and all of the Stockholder’s questions and requests for information have been answered to the Stockholder’s reasonable satisfaction.

b)

Risks

Each Stockholder acknowledges and understands that the purchase of the Loan Stock Instruments and underlying Ordinary Shares and Options, collectively the “Securities”, involves a high degree of risk and is suitable only for persons of adequate financial means who have no need for liquidity in this investment.  The Stockholder is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company; has evaluated such merits and risks, including risks particular to the Stockholder’s situation; and the Stockholder has determined that this investment is suitable for the Stockholder.  The Stockholder has adequate financial resources and can bear a complete loss of the Stockholder’s investment.

c)

Accredited Stockholder Status

Such Stockholder is an “accredited Stockholder” as defined in Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”).

d)

Investment Intent

Each Stockholder hereby represents that the Securities being purchased hereunder are being acquired for the Stockholder’s own account with no intention of distributing such securities to others.  The Stockholder has no contract, undertaking, agreement or arrangement with any other person to sell, transfer or otherwise distribute to any person or to have any person sell, transfer or otherwise distribute for the Stockholder the Securities being purchased hereunder or any interest therein.  The Stockholder is presently not engaged, nor does the Stockholder plan to engage within the presently foreseeable future, in any discussion with any person regarding such a sale, transfer or other distribution of the Securities being purchased hereunder or any interest therein.

e)

Compliance with Federal and State Securities Laws

The Stockholder understands that the Securities being offered and sold hereunder have not been registered under the Securities Act or registered or qualified under the securities laws of any state.  The Stockholder understands that the Securities being offered and sold hereunder must be held indefinitely unless the sale or other transfer thereof is subsequently registered under the Securities Act or an exemption from such registration is available.  Moreover, the Stockholder understands that its rights to transfer the Securities being purchased hereunder will be subject to certain restrictions, which include restrictions against transfer under the Securities Act and applicable state securities laws.

In addition to such restrictions, the Stockholder understands that it may not be able to sell or dispose of the Securities being purchased hereunder as there may be no public or other market for them.

The Stockholder understands that certificates evidencing the Securities being purchased hereunder will bear a legend substantially as follows:

“The securities represented by this certificate have not been registered under the Securities Act of 1933 or any applicable state law.  They may not be offered for sale, sold, transferred or pledged without (1) registration under the Securities Act of 1933 and any applicable state law, or (2) an opinion (reasonably satisfactory to the Companies) of counsel that registration is not required.”

f)

Authority; Enforceability

Such Stockholder has the full right, power and authority to execute and deliver this Agreement and perform its obligations hereunder.

        SCHEDULE A

Date of Subscription	Stockholder	Principal United States Dollars	Principal Euro	Principal Sterling Pounds	Number of Class H Warrants
April 20th, 2001	Kennerman Associates Incorporated, 480 Broadway, Suite 310, Saratoga Springs, NY 12866 United States of America	1,500,000			250,000
May 4th, 2001	Kennerman Associates Incorporated, 480 Broadway, Suite 310, Saratoga Springs, NY 12866 United States of America			529,000	126,625
June 4th, 2001	Kennerman Associates Incorporated, 480 Broadway, Suite 310, Saratoga Springs, NY 12866 United States of America			2,000,000	474,000
May 3rd, 2001	Bake Invest Luxembourg SA 7 Parc d'Activite Syrdall L-5365 Munssbach Luxembourg		1,000,000		148,917
June 1st, 2001	Bake Invest Luxembourg SA 7 Parc d'Activite Syrdall L-5365 Munssbach Luxembourg		500,000		70,525
June 1st, 2001	Daphnè Inc 81 Route de Florissant CH-1206 Switzerland		3,500,000		493,675
June 1st, 2001	Elkhorn Partners 2222 Skyline Drive Elkhorn, NE 68022 United States of America	2,587,500			431,250
June 1st, 2001	Helen Kelley 10607 Martha Street Omaha, NE 68124 United States of America	100,000			16,667
June 1st, 2001	Manuel Cohen PO Box 1117 Moncks Corner, SC 29461 United States of America	250,000			41,667
June 1st, 2001	Harris Cohen 343 East 74 Street, Apt 5C, New York, NY 10021 United States of America	62,500			10,417
April 26th, 2001	Weza Enterprises 1st Floor 60 St James's Street London SW1A 1LE			750,000	180,100
		4,500,000	5,000,000	3,279,000	2,243,843

EXPIRATION DATE

  Five Years after the Date of the Conversion

of the Convertible Loan Stock  Instrument to which this Warrant is attached as Certified on the Face of this Warrant Certificate but in no event later than

May 31, 2010

The securities represented by this Warrant Certificate have not been registered under the Securities Act of 1933 or any applicable state law. They may not be offered for sale, sold, transferred or pledged without (1) registration under the Securities Act of 1933 and any applicable state law, or (2) an opinion (reasonably satisfactory to the Company) of counsel that registration is not required.

CERTIFICATE

INITIALLY REPRESENTING  _______CLASS H WARRANTS

Plus one additional Class H Warrant for each Six U.S. Dollars of accrued unpaid interest (net of applicable taxes) on the attached Note referred to below issuable in the event and at the time of the conversion of such Note.

Each Warrant to Purchase One Ordinary Share of Hibernia Foods plc

THIS CERTIFIES THAT, FOR VALUE RECEIVED __________________________________

or registered assigns (the “Warrant Holder”) is the owner of the number of Class H Warrants (the “Warrants”) specified above. Each Warrant initially entitles the Warrant Holder to purchase, subject to the terms and conditions set forth herein, one fully paid and nonassessable Ordinary Share, €0.088881 par value (“Ordinary Share”), of Hibernia Foods plc, an Irish public limited company (the “Company”), at any time on or after the date of the conversion of the 8% Convertible Loan Stock 2005 (the “Note”) to which it is attached and on or before the Expiration Date (as hereinafter defined) upon the presentation and surrender of this Warrant, with the Subscription Form appended hereto duly executed, at the corporate office of the Company, 68 Merrion Square, Dublin 2, Ireland, accompanied by payment of $6.00 per Ordinary Share, subject to adjustment (the “Exercise Price”), in lawful money of the United States of America by wire transfer or by certified or bank check made payable to the Company.

***

(Imprint of Seal

The undersigned certifies that the Note to which this

affixed upon conversion

Warrant is attached has been duly converted.

of Note to which this

_____________________________

Warrant is attached)

(Chief Executive Officer or Chief Financial Officer)

***

This Certificate and the Warrants represented hereby are not detachable from the Note to which they are attached, and not exercisable until such Note to which they are attached has been converted in accordance with its terms on or before May 31, 2005.  Such conversion will be evidenced solely by the imprint of the Company seal on the face of this Certificate accompanied by the signature of the Chief Executive Officer or Chief Financial Officer of the Company.

In the event of certain contingencies provided for herein, the Exercise Price and the number of Ordinary Shares subject to purchase upon the exercise of each Warrant are subject to modification or adjustment.

The term “Expiration Date” shall mean 5:00 p.m. (New York time) on the date which is five years after the date of the conversion of the Note to which  the Warrant is attached but in no event later than May 31, 2010 or if such date shall in the State of New York be a holiday or a day on which the banks are authorized to close, then on the next following day which in the State of New York is not a holiday or a day on which banks are authorized to close.

Each Warrant represented hereby is exercisable at the option of the Warrant Holder, but no fractional interests will be issued. In the event of the exercise of less than all the Warrants represented hereby, the Company shall cancel this Warrant upon the surrender hereof and shall execute and deliver a new certificate representing a Warrant or Warrants of like tenor for the balance of such Warrants.

The Company shall not be obligated to deliver any securities pursuant to the exercise of this Warrant unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such securities is effective or an exemption thereunder is available. The Company has covenanted and agreed that it will file a registration statement under the securities laws not later than September 30, 2002 covering the resale of such securities.  This Warrant shall not be exercisable by a Warrant Holder in any state where such exercise would be unlawful.

This Warrant Certificate is exchangeable, upon the surrender hereof by the Warrant Holder at the corporate office of the Company, for a new Warrant Certificate of like tenor representing an equal aggregate number of Warrants, each of such new Warrants to represent the portion of such aggregate number of Warrants as shall be designated by such Warrant Holder at the time of such surrender. Upon due presentment and payment of any tax or other charge imposed in connection therewith or incident thereto for registration of transfer of this Warrant at such office, each new Warrant Certificate  representing an equal aggregate number of Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided for herein.

Prior to the exercise of any Warrant represented hereby, the Warrant Holder shall not be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Prior to due presentment for registration of transfer the Company may deem and treat the Warrant Holder as the absolute owner hereof and of each Warrant represented hereby for all purposes, notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company and shall not be affected by any notice to the contrary, except as provided herein.

This  Warrant Certificate shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of laws.

This Warrant is subject to the following terms and conditions:

1.

Registration of Transfers and Exchanges.

(a)

The Company shall from time to time register the transfer of any outstanding Warrant  upon records to be maintained by it for such purpose upon surrender of such Warrant for transfer, but no Warrant shall be detached from the Note to which it is attached upon transfer prior to the conversion of such Note, and any attempted transfer of such Warrant detached from such Note shall not be valid or registered. No Warrant Certificates shall be issued except to represent (i) Warrants initially issued hereunder, (ii) additional Warrants issued upon conversion of the Note to reflect accrued and unpaid interest (net of applicable taxes) on the Note,  (iii) Warrants issued in replacement of lost, stolen, destroyed or mutilated Warrants pursuant to Section 4, and (iv) at the option of the Company, Warrants in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price or the number of Ordinary Shares purchasable upon exercise of the Warrants. Upon any such registration of transfer, a new Warrant shall be issued in the name of and to the transferee and the surrendered Warrant shall be cancelled.

(b)

Any outstanding Warrants may be surrendered by the Warrant Holder to the Company in exchange for other Warrants, of like tenor and representing in the aggregate the same number of Warrants, subject to any adjustment under Section 6 of this Warrant Certificate. Warrants so surrendered for exchange shall be cancelled.

2.

Exercise of Warrants.

No Warrant shall be exercisable before the conversion of the Note to which such Warrant is attached. Thereafter, the warrant may be exercised in accordance with this Section 2

(a)

Warrants shall be exercisable in increments of the larger of  (i) ten thousand Warrants, or (ii) the total number of Warrants owned by the Warrant Holder at the time of exercise as shown on the records of the Company.

(b)

After receipt by the Company of the Warrant Certificate for surrender accompanied by the Subscription Form and payment of the Exercise Price (the date thereof being herein called the "Exercise Date") the Company, at its own expense, shall cause the appropriate number of Ordinary Shares within five business days after the Exercise Date to be issued and registered as requested by the Warrant Holder who is exercising Warrants.

(c)

Notwithstanding any other provision of this Warrant Certificate, the Company shall not be required to issue fractions of Ordinary Shares or fractions of Warrants nor shall it be obligated to issue scrip or pay cash in lieu of fractional interests. Any fraction equal to or greater than one-half shall be rounded up to the next full Ordinary Share or Warrant, as the case may be, any fraction less than one-half shall be eliminated.

(d)

Upon proper exercise of Warrants by any Warrant Holder the Company shall deliver to the Warrant Holder the total number Ordinary Shares for which Warrants are then being exercised in such names and denominations as are required.

3.

Payment of Taxes and Fees.

The Company will pay all taxes and other governmental charges, if any, that may be imposed with respect to the issuance of Warrants. The Warrant Holder, however, shall be required to pay any tax in respect of the transfer of any Warrant or in respect of the issuance of any Ordinary Shares upon the exercise of any Warrant or its exchange into American Depositary Shares (“ADSs”) representing such Ordinary Shares.

4.

Mutilated or Missing Certificates.

If any Warrant Certificate is mutilated, lost, stolen or destroyed and the Warrant Holder desires to exercise any Warrants evidenced thereby and the Notes to which such Warrants have been exercised, the Company may authorize such exercise upon receipt of such evidence and indemnity, satisfactory in form and amount to the Company, in lieu of issuing any substitute Warrant Certificate to evidence the Warrants so exercised.

5.

Reservation of Ordinary Shares.

(a)

The Company covenants that it will at all times reserve and keep available, free from preemptive rights to the fullest extent permitted by Irish law, out of the aggregate of its authorized but unissued Ordinary Shares, the full number of Ordinary Shares issuable upon the exercise of all outstanding Warrants.

(b)

Before taking any action which would cause an adjustment pursuant to Section 6 of this Warrant Certificate by reducing the Exercise Price below the par value of the Ordinary Shares issuable upon exercise of the Warrants, the Company will take any corporate action which, in the opinion of its counsel, may be necessary in order that the Company may validly and legally issue fully paid and nonassessable Ordinary Shares at the Exercise Price as so adjusted.

(c)

The Company covenants that all Ordinary Shares which shall be issued upon exercise of Warrants shall at the time of delivery thereof, be fully paid, duly and validly issued and nonassessable and free from all preemptive rights to the fullest extent permitted by Irish law, taxes, liens, charges and security interests with respect to the issue thereof.

6.

Adjustments to Exercise Price and Number of Securities.

(a)

(i)  Except as hereinafter provided, in the event the Company  shall, at any time or from time to time after the date hereof, sell any Ordinary Shares (including ADSs representing Ordinary Shares, collectively, the “Shares”) for a consideration per share less than the Exercise Price or issue any Shares as a dividend to the holders of Shares, or subdivide or combine the outstanding Shares into a greater or lesser number (any such sale, issuance, subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Exercise Price for the Warrants (whether or not the same shall be issued and outstanding) in effect immediately prior to such Change of Shares shall be changed to a price (including any applicable fraction of a cent to the nearest cent) determined by dividing (A) the sum of (x)  the total number of Shares outstanding immediately prior to such Change of Shares, multiplied by the Exercise Price in effect immediately prior to such Change of Shares, and (y) the consideration, if any, received by the Company upon such sale, issuance, subdivision or combination by (B) the total number of Shares outstanding immediately after such Change of Shares; provided, however, that in no event shall the Exercise Price be adjusted pursuant to this computation to an amount in excess of the Exercise Price in effect immediately prior to such computation, except in the case of a combination of outstanding Shares.

For the purposes of any adjustment to be made in accordance with this Section 6(a) the following provisions shall be applicable:

(A)  In the event of the issuance or sale of shares (or of other securities deemed hereunder to involve the issuance or sale of Shares) for a consideration part or all of which shall be cash, the amount of the cash portion of the consideration therefor deemed to have been received by the Company shall be (i) the subscription price, if Shares are offered by the Company for subscription, or (ii) the public offering price (before deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services, or any expenses incurred in connection therewith), if such securities are sold to under-writers or dealers for public offering without a subscription offering, or (iii) the gross amount of cash actually received by the Company for such securities in any other case.

(B)  In the event of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company, and otherwise than on the exercise of options, rights or warrants or the conversion or exchange of convertible or exchangeable securities) of Shares (or of other securities deemed hereunder to involve the issuance or sale of Shares) for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash deemed to have been received by the Company shall be the value of such consideration as determined in good faith by the Board of Directors of the Company on the basis of a record of values of similar property or services.

(C)  Shares issuable by way of dividend or other distribution on any capital stock of the Company shall be deemed to have been issued immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration.

(D)  The reclassification or conversion of securities of the Company other than Shares into securities including Shares shall be deemed to involve the issuance of Shares for a consideration other than cash immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such shares, and the value of the consideration allocable to such Shares shall be determined as provided in subsection (B) of this Section 6(a).

(E)  The number of Shares at any one time outstanding shall be deemed to include the aggregate maximum number of Shares issuable (subject to readjustment upon the actual issuance thereof) upon the exercise of options, rights or warrants and upon the conversion or exchange of convertible or exchangeable securities.

(ii)

Upon each adjustment of the Exercise Price pursuant to this Section, the number of Shares purchasable upon the exercise of each Warrant shall be the number derived by multiplying the number of Shares purchasable immediately prior to such adjustment by the Exercise Price in effect prior to such adjustment and dividing the product so obtained by the applicable adjusted Exercise Price.

(b)

In the event the Company shall at any time after the date hereof issue options, rights or warrants to subscribe for Shares, or issue any securities convertible into or exchangeable for Shares, for a consideration per share (determined as provided in Section 6(a) and as provided below) less than the Exercise Price in effect immediately prior to the issuance of such options, rights or warrants, or such convertible or exchangeable securities, or without consideration (including the issuance of any such securities by way of dividend or other distribution), the Exercise Price for the Warrants (whether or not the same shall be issued and outstanding) in effect immediately prior to the issuance of such options, rights or warrants, or such convertible or exchangeable securities, as the case may be, shall be reduced to a price determined by making the computation in accordance with the provisions of Section 6(a) hereof, provided that:

(A)  The aggregate maximum number of Shares issuable or that may become issuable under such options, rights or warrants (assuming exercise in full even if not then currently exercisable or currently exercisable in full) shall be deemed to be issued and outstanding at the time such options, rights or warrants were issued, for a consideration equal to the minimum purchase price per Share provided for in such options, rights or warrants at the time of issuance, plus the consideration, if any, received by the Company for such options, rights or warrants; provided, however, that upon the expiration or other termination of such options, rights or warrants, if any thereof shall not have been exercised, the number of Shares deemed to be issued and outstanding pursuant to this subsection (A) (and for the purposes of subsection (E) of Section 6(a) hereof shall be reduced by the number of Shares as to which options, warrants and/or rights shall have expired, and such number of Shares shall no longer be deemed to be issued and outstanding, and the Exercise Price then in effect shall forthwith be readjusted and thereafter be the price that it would have been had adjustment been made on the basis of the issuance only of the shares actually issued plus the shares remaining issuable upon the exercise of those options, rights or warrants as to which the exercise rights shall not have expired or terminated unexercised.

(B)  The aggregate maximum number of Shares issuable or that may become issuable upon conversion or exchange of any convertible or exchangeable securities (assuming conversion or exchange in full even if not then currently convertible or exchangeable in full) shall be deemed to be issued and outstanding at the time of issuance of such securities, for a consideration equal to the consideration received by the Company upon the conversion or exchange thereof; provided, however, that upon the termination of the right to convert or exchange such convertible or exchangeable securities (whether by reason of redemption or otherwise), the number of Shares deemed to be issued and outstanding pursuant to this subsection (B) (and for the purposes of subsection (E) of Section 6(a) hereof) shall be reduced by the number of such securities as to which the conversion or exchange rights shall have expired or terminated unexercised, and the Exercise Price then in effect shall forthwith be readjusted and thereafter be the price that it would have been had adjustment been made on the basis of the issuance only of the Shares remaining issuable upon conversion or exchange rights shall not have expired or terminated unexercised.

(C)  If any change shall occur in the price per share provided for in any of the options, rights or warrants referred to in subsection (A) of this Section 6(b), or in the price per share or ratio at which the securities referred to in subsection (B) of this Section 6(b) are convertible or exchangeable, such options, rights or warrants or conversion or exchange rights, as the case may be, to the extent not theretofore exercised, shall be deemed to have expired or terminated on the date when such price change became effective in respect of shares not theretofore issued pursuant to the exercise or conversion or exchange thereof, and the Company shall be deemed to have issued upon such date new options, rights or warrants or convertible or exchangeable securities.

(c)

In case of any reclassification or change of outstanding Shares issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value as a result of a subdivision or combination) or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification or change of the then outstanding Shares issuable upon exercise of the Warrants) or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, then, as a condition of such change, consolidation, merger, sale or conveyance, the Company, or such successor or purchasing corporation, as the case may be, shall make lawful and adequate provision whereby the Warrant Holder of each Warrant then outstanding shall have the right thereafter to receive upon exercise of such Warrant the kind and amount of securities and property receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of securities issuable upon exercise of such Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.  Such provisions shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 6(a) and (b). The above provisions of this Section 6(c) shall similarly apply to successive and changes of Shares and to successive consolidations, mergers, sales or conveyances.

(d)

Irrespective of any adjustments or changes in the Exercise Price or the number of Shares purchasable upon exercise of the Warrants, the Warrants theretofore and thereafter issued shall, unless the Company shall exercise its option to issue new or additional Warrants pursuant to Section 1(a) hereof, continue to express the Exercise Price per Share and the number of shares purchasable thereunder as the Exercise Price per Share and the number of Shares purchasable thereunder were expressed in the Warrants when the same were originally issued.

(e)

No adjustment of the Exercise Price shall be made as a result of or in connection with (i) the issuance or sale of Shares pursuant to options, warrants, stock purchase agreements and convertible or exchangeable securities outstanding or in effect on the date hereof, including without limitation the Notes, or (ii) the issuance or sale of Shares upon exercise of options to be granted under the Company's  employee stock option plans existing on June 21, 2002 or (iii) the issuance or sale of Ordinary Shares if the amount of said adjustment shall be less than $.10, provided, however, that in such case of this clause (iii), any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with any adjustment so carried forward, to at least $.10. In addition, Warrant Holders shall not be entitled to cash dividends. or any other distributions of property in kind paid by the Company prior to the exercise of any Warrant or Warrants held by them.

7.

Notices to Warrant Holders.

(a)

Upon any adjustment of the Exercise Price, the Company within 15 days thereafter shall provide each Warrant Holder a certificate, sent by registered mail to the Warrant Holder at its last known address as it shall appear on the registration books for the Warrants maintained by the Company, signed by the Chief Executive Officer or the Chief Financial Officer of the Company, setting forth the Exercise Price after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based and either (i) the number of Ordinary Shares purchasable upon exercise of a Warrant after such adjustment of the Exercise Price or (ii) the number of Warrants into which each outstanding Warrant will be changed as a result of such adjustment in the Exercise Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein absent manifest error, and shall cause written notice of such adjustments to be given to each Warrant Holder as of the record date applicable to such adjustment. Where appropriate, such notice may be given in advance and included as part of the notice required to be mailed under the other provisions of this Section 7.

(b)

Whenever the Company shall:

(i)  declare any dividend upon Ordinary Shares (except dividends payable in cash and expect dividends payable in Ordinary Shares), or (ii)  propose to offer for subscription to the holders of Ordinary Shares any additional shares of any class or any other securities convertible into shares of any class or any rights to subscribe thereto, or (iii) expect to effect any capital reorganization or reclassification of the capital stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a subdivision or combination), any sale, lease or conveyance of all or substantially all of the assets of the Company or any consolidation or merger of the Company with another corporation (other than a merger with a subsidiary in which merger the Company is the survivor and which does not result in any reclassification or change of the Ordinary Shares issuable upon exercise of the Warrants), or (iv) expect to be involved in any voluntary or involuntary dissolution, liquidation or winding up of the Company, then in any such event the Company shall cause to be mailed to each Warrant Holder, at the earliest practicable time (and in any event not less than 20 days before any record date or other date set for definitive action) written notice of such event and of the date on which the books of the Company shall close or a record shall be taken for such dividend or offer of subscription rights or the date when such reorganization, reclassification, sale, lease, conveyance, consolidation, merger, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Exercise Price and the amount of the Ordinary Shares and other securities and property deliverable upon exercise of the Warrants before and after any adjustment for the occurrence of such event. Such notice shall also specify the date as of which the holders of the Ordinary Shares of record shall participate in said dividend or offer of subscription rights or shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such reorganization, reclassification, sale, lease, conveyance, consolidation, merger, dissolution, liquidation or winding up, as the case may be.

(c)

Without limiting the obligation of the Company hereunder to provide notice to each Warrant Holder, it is agreed that failure of the Company to give notice shall not invalidate any corporate action taken by the Company.

Section 8. Notices.

Any notice or demand authorized by this Warrant Certificate to be given or made by any Warrant Holder to or on the Company shall be sufficient if sent by telecopy, messenger or commercial delivery service, or registered or first class mail, postage paid, addressed (until another address is filed in writing by the Company) as follows:

Hibernia Foods plc

68 Merrion Square

Dublin 2, Ireland

Telecopy: 011-353-1-661-1029

Except as otherwise provided in Section 7(a) hereof, any distribution, notice or demand required or authorized by this Warrant Certificate to be given or made by the Company to or on the Warrant Holders shall be sufficiently given or made if sent by telecopy, messenger, commercial delivery service or registered or first class mail, postage prepaid, addressed to the Warrant Holders at their last known addresses as they shall appear on the registration books for the Warrants maintained by the Company.

Any notice given pursuant to this Warrant Certificate shall be deemed given (i) when transmission is confirmed, if sent by telecopy, (ii) upon delivery, if delivered by messenger or a commercial delivery service, or (iii) five days after mailing by registered or first class mail if sent to an address within the country in which the notice is mailed, and otherwise ten days after mailing.

9.

Supplements and Amendments.

With the consent, given as set forth in this Section 9,  of the Warrant Holders of a majority of all remaining outstanding Warrants exercisable at such date, the Company may make any other amendment to this Warrant Certificate, provided that no such change may shorten the time of exercise of any Warrant or increase the Exercise Price without the consent of all Warrant Holders. Consent of the Warrant Holders under this Section 9 shall be evidenced by either (i) consents in writing to the amendment, which consent need not set forth the specific form of amendment but shall be sufficient if agreeing to the general substance thereof and which shall be executed by the Warrant Holders and notarized or acknowledged (any consent so given in respect of a particular Warrant shall be binding upon any subsequent owner thereof) or (ii) by the affirmative vote of the requisite Warrant Holders at a meeting of Warrant Holders called by the Company and held at such time and place as may be specified in a written notice of the meeting to be mailed to each Warrant Holder not less than 15 days nor more than 45 days prior to the date set for the meeting. The Company may establish a record date for the determination of Warrant Holders entitled to vote at any meeting of Warrant Holders, which record date shall be not more than 30 days prior to the date of mailing notice thereof. The Company may make reasonable regulations for the conduct of such meeting and for the appointment of a chairman and a secretary thereof and of inspectors of votes. Proxies may be used at any such meeting in the same manner as is provided in the Company's Memorandum and Articles of Association with respect to proxies for meetings of its shareholders.

10.

Currency Translation.

All monetary amounts expressed in this Warrant Certificate are expressed in United States currency unless specifically stated in Euros. Whenever it may be necessary in applying the provisions of this Warrant Certificate to translate from one currency to the other, the translation shall be made at the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York on the Business Day immediately preceding the date of the event that requires the translation calculation.

11.

Registration of Resale of the Ordinary Shares Under the Securities Act.

(a)

The Warrant Holder understands that the securities being offered and sold hereunder have not been registered under the Securities Act or registered or qualified under the securities laws of any state.  The Warrant Holder understands that the securities being offered and sold hereunder must be held indefinitely unless the sale or other transfer thereof is subsequently registered under the Securities Act or an exemption from such registration is available.  Moreover, the Warrant Holder understands that its rights to transfer the securities being purchased hereunder will be subject to certain restrictions, which include restrictions against transfer under the Securities Act and applicable state securities laws.

The Warrant Holder understands that certificates evidencing the securities being purchased on exercise of this Warrant will bear a legend substantially as follows:

“The securities represented by this certificate have not been registered under the Securities Act of 1933 or any applicable state law.  They may not be offered for sale, sold, transferred or pledged without (1) registration under the Securities Act of 1933 and any applicable state law, or (2) an opinion (reasonably satisfactory to the Companies) of counsel that registration is not required.”

(b)

The Company agrees to file with the U.S. Securities and Exchange Commission not later than September 30, 2002 a registration statement under the U.S. Securities Act, covering the resale by the holders of the Ordinary Shares issuable upon exercise of the Warrants.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile, by its officer hereunto duly authorized and a reproduction of its corporate seal to be imprinted hereon.

Dated:  June 25, 2002

                                                           HIBERNIA FOODS PLC

                                                           By:_____________________________

                                                                 Director and Chief Financial Officer

[Seal]

SUBSCRIPTION FORM

To Be Executed by the Warrant Holder

In order to Exercise Class H Warrant of Hibernia Foods plc

No Class H Warrant Is Exercisable

Prior to the Conversion of the 8% Convertible Note to Which It Is Attached

The undersigned Warrant Holder hereby irrevocably elects to exercise _________Class H Warrants represented by this Warrant Certificate and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued in name of:

______________________________________________________________________________(please print or type name and address)

_________________________________

Please insert Social Security

or Tax Identification Number

and be delivered to: _____________________________________________________________________

 (please print or type name and address)

and if such number of Warrants shall not be all the Warrants represented by this Warrant Certificate, that new Warrants for the balance of such Warrants be registered in the name of, and delivered to, the Warrant Holder at the address stated below.

Enclosed is $______________ which constitutes the aggregate Exercise Price for the Class H Warrants hereby exercised.

Dated:_________                           X______________________________

                                                        Signature of Registered Warrant Holder

                                                        _______________________________

                                                        _______________________________

                                                        _______________________________

                                                        _______________________________

                                                        (please print or type name and address)

                                                        _______________________________

                                                                 Social Security or Taxpayer

                                                                    Identification Number

_______________________________

         _______________________________

                                                                  Signature Guaranteed

                                                                  Identification Number

ASSIGNMENT

To Be Executed by the Warrant Holder

in Order to Assign Class H Warrants of Hibernia Foods plc

Transfer of Class H Warrants is Restricted in accordance with the Terms of the Warrants.  Attempted Transfers not in Compliance with such Restrictions are not Valid

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

______________________________________________________________________________

   (please print or type name and address of Assignee/Transferee)

________________________

Please insert Social Security or

Taxpayer Identification Number of Assignee/Transferee

__________________________ Class H Warrants, and hereby irrevocably constitutes and appoints ______________ Attorney to transfer these Warrants on the books of the Company, with full power of substitution in the premises.

  X_________________________

                   Signature of Registered Warrant Holder

________________________________________________________________________

       (please print or type name and address)

__________________________

    Social Security or Taxpayer

        Identification Number

Dated: _________

__________________________

__________________________

       Signature Guaranteed

       Identification Number

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE, MIDWEST STOCK EXCHANGE OR BOSTON STOCK EXCHANGE.

EXHIBIT 4 (s)

(1) GMAC COMMERCIAL CREDIT LIMITED

(FORMERLY KNOWN AS BNY INTERNATIONAL LIMITED)

as Senior Lender

-and-

(2) FORTIS BANK S.A./N.V.

- and -

(3) JANELLE INVESTMENTS LIMITED

-and-

(4) HIBERNIA FOODS LIMITED

as Intra-Group Creditors

- and -

(5) THE COMPANIES NAMED IN THE SCHEDULE HERETO

as Obligors

-and-

(6) HIBERNIA FOODS PLC

as Intercompany Creditor

AMENDMENT AND RESTATEMENT DEED RELATING TO AN

INTERCREDITOR DEED DATED 9 MAY 2001

THIS AMENDMENT AND RESTATEMENT AGREEMENT is made on BETWEEN

(1)

GMAC COMMERCIAL CREDIT LIMITED

INTERNATIONAL LIMITED and successor in title to continue

DISCOUNTING LIMITED (“CID”)) in its capacity as lender of the Senior I)(Senior

Lender”);

(2)

FORTIS BANK S.A.IN.V. in its capacity as lender under the Fortis Loan Agreement (“Fortis”);

(3)

JANELLE INVESTMENTS LIMITED (“Janelle”)

(4)

HIBERNIA FOODS LIMITED (“Intra-Group Creditor”);

(5)

THE COMPANIES NAMED IN THE SCHIEDULE (“Obligors”);

(6)

LUBERNIA FOODS PLC (“Intercompany Creditor”)

WHEREAS

This Amendment and Restatement Deed is supplemental to an Intercreditor Deed dated 9 May 2001 made between parties to this Amendment and Restatement Agreement (the “Original Intercreditor Deed”).

NOW IT IS HEREBY AGREED as follows:

1.

INTERPRETATION

In this Amendment and Restatement Deed:

1.1

the following expressions shall have the following meanings unless inconsistent with the context:

Expression

Meaning

“Intercreditor Deed”

the Original Interereditor Deed as amended and restated by this Amendment and Restatement Deed

1.2

unless the context otherwise requires or unless otherwise defined I ei an s expressions defined in the Original Interereditor Deed shall bear tie ~m used herein;

1.3

clauses I .21.9 of the Original Intercreditor

clause 1.3 as if set out herein in full

Deed” are references to this Amendment and R n

1 .4

the terms of this Amendment and Restatement)

the operation of the Contracts (Rights

2.

AMENDMENT OF ORIGINAL INTERCREDITOR DEED

             On the date of this Amendment and Restatement Deed the original Intercreditor Deed shall be amended and restated and thereafter read and construed for all purposes as set out in the Appendix hereto.

3.

CONSTRUCTION

Except where inconsistent with the provisions of this Amendment and  Restatement Deed, the terms of the Original Intercreditor Deed are hereby confirmed and remain in full force and effect.  References in the Fortis Documents, the Janelle Documents and the Senior Documents to the Original Intercreditor Deed shall be read and construed as references to the Intercreditor Deed.

4.

MISCELLANEOUS

4.1

Notices

4.1.1 Communications to be in writing

          All communications to be made hereunder shall be made in writing

0.0.1

Addresses for Service on any Obligor

Any notices, proceedings or other documents to be served on any Obligor  pursuant to this Amendment and Restatement Deed shall be addressed to it at its registered office marked for the attention of the Company Secretary or at such other address it shall hereafter advise the other parties hereto in writing.

0.0.1

Address for service of Fortis

Any notices, proceedings or other documents to be served on Fortis pursuant to this Amendment and Restatement Deed shall accordingly be sent to the following address:

23 Camomile Court

Camomile Street

London

EC3A 7PP

For the attention of: Loans Administration

Fax: 0207 444 8643

0.0.2

Address for service of the Senior Lender

          Any  notice to the Senior Lender shall be sent to the address specified in the Facilities Agreement or at such other address as it may hereafter advise the other parties in writing and shall be marked for the attention of the

Head Operations or such other person as the Senior Lender may hereafter advise and other parties in writing.  If any notice to the Senior Lender is not

correctly addressed and marked for the attention of the person identified either in the Facilities Agreement or subsequently then such notice shall be ineffective.

4.1.5

Address for service of Janelle

4.1.5.l  Janelle irrevocably appoints BNP

Paribas Plc as its agent for service of

process in relation to any proceedings

before the English courts in connection with

I

4.1.5.2   courts in connection with this Amendment JO~ I agree that failure by the process agent  will not invalidate the proceedings to continue. Any notices, proceedings or other pursuant to this

          Amendment and to be sent to the following address:

BNP Paribas Private Bank Plc

20-21

St James’s Street

London

SWIA IES

For the attention of: Ian Grant/Charles Courtois

Telephone:

Fax:

4.1.6

Time Notices deemed to be given to any Obligor or Fortis or Janelle or the Scroll Lender.

Any notice to any Obligor or Fortis or Janelle or Senior Lender shall be deemed to have been given:

4.1.6.1

if posted, two days following the day on which it has been properly dispatched by first class mail (airmail, if appropriate) postage prepaid;

4.1.6.2

if sent by facsimile transmission, when sent;

4.1.6.3

if delivered personally when so delivered; and

4.1.6.4

if sent by courier when received.

4.2

Counterparts

This Amendment and Restatement Deed may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

5.

LAW

5.1

This Amendment and Restatement Agreement is governed by and construed in accordance with English Law.

5.2

Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of the High Court of Justice in England but this Deed may be enforced in an court of competent jurisdiction.

IN WITNESS whereof this Amendment and Restatement Deed has been e 1 ~r first above written.

THE SCHEDULE

The Obligors

I.                 HibemiaFoods Holdings (UK) Limited (Company Number 61)

2.                Majestic Food Group Limited (Company Number 2464400)

3.                Hibernia Foods Limited (Company Number: 1866659)

  4.               Hibemia Brands Limited (Company Number: 3587178)

5.

Hibemia Foods plc (Company Number: ]7E177960)

6.

Yeager Limited (Company Number: 1E209508)

7.

Hibernia Meats Limited (Company Number: lIE 175742)

8.

Hibemia Foods Trading House Limited (Company Number: 11E175741)

9.

Hibemia Foods Finance Limited

10.

Hibemia Chilled Foods Limited (Company Number 4179175)

11.

Hibemia Holdings Limited (Company Number 4161793)

12.

Hibemia Foods Bakeries Limited (Company Number 850883)

Signatories to the Amendment and Reslatenwni licod

EXECUTED (hilt not delivered until the date hereof) as a DEED by aduly authorized attorney for and on behalf of

GMAC COMMERCIAL CREDIT

LIMITED jEXECUTED (hut not delivered until the date hereof) as a DEED by HIBERNIA FOODS LIMITED acting

)

)

)

)

)

)

)

)

Director

Director/Secretary

EXECUTED (hut not delivered until

the date hereof) as a DEED by

MAJESTIC FOOD GROUP

LIMITED acting by:

Director

Director/Secretary

EXECUTED (but not delivered until

the date hereof) as a DEED by

HIBERNIA FOODS HOLDINGS

(UK) LIMITED acting by:

Director

Director/Secretary

PRESENT when the Common Seal of YEAGER LIMITED was affixed hereto

The Senior Lender

EXECUTED (but not delivered until the date hereof) as a DEED by a duly authorized attorney for and on behalf of

GMAC COMMERCIAL CREDIT LIMITED

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA FOODS LIMITED acting by:

)

)

)

)

)

)

)

)

Director

Director/Secretary

EXECUTED (but not delivered until

the date hereof) as a DEED by

MAJESTIC FOOD GROUP

LIMITED acting by:

)

)

)

Director

Director/Secretary

EXECUTED (but not delivered until

the date hereof) as a DEED by

HIBERNIA FOODS HOLDINGS

(UK) LIMITED acting by:

)

)

)

)

Director

Director/Secretary

PRESENT when the Common S al o YEAGER LIMITED was affixed hereto

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA BRANDS LIMITED acting by:

PRESENT when the Common Seal of HIBERNIA FOODS PLC was affixed hereto

)

)

)

Director

Dircctor/Sccrcijr y

)

)

)

Director

Director/Secretary

PRESENT when the Common Seal of

HIBERNIA MEATS LIMITED was affixed hereto

)

)

)

Director

Director/Secretary

PRESENT when the Common Seal of

HIBERNIA FOODS TRADING

HOUSE LIMITED was affixed hereto

)

)

)

Director

Director/Secretary

EXECUTED (but not delivered until

the date hereof) as a DEED by

HIBERNIA FOODS FINANCE LiMITED acting by:

)

)

)

Director

Director/Secretary

EXECUTED (but not delivered until

the date hereof) as a DEED by

HIBERNIA FOODS BAKERIES

LIMITED acting by:

)

)

)

EXECUTED (but not delivered until

the date hereof) as a DEED by

HIBERNIA CHILLED FOODS

LIMITED acting by:

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA HOLDINGS LIMITED acting by:

Director

Director/Secretary

Fortis

EXECUTED (but not delivered until the date hereof) as a DEED by FORTIS BANK S.A./N.V. acting by

)

Director

Director/Secretary

)

)

)

            as attorney on behalf of Fortis Bank

            Janelle

             SIGNED as a DEED on behalf of

             JANELLE INVESTMENTS

             LIMITED

             by:

Director

Director/Secretary

 Intercompany Creditor

           PRESENT when the Common Seal of

)

           HIBERNIA FOODS PLC was affixed

)

           hereto

)

     Director

     Director/Secretary

SCHEDULE I

33

  Form of ilntercreditor Accession Deed for Additional Obligors

33

SCHEDULE 2

35

  Form of Intercreditor Novation Deed for a New Senior Lender or New Bank

35

SCHEDULE 3

37

  The Obligors

37

SCHEDULE 4

38

  The Fortis Property

38

THIS INTERCREDITOR DEED is made on 9 May 2001 BETWEEN

(1)

GMAC COMMERCIAL CREDIT LIMITED (formerly known as BNY

INTERNATIONAL LIMITED and successor in title to CONFIDENTIAL INVOICE

DISCOIJNTING LIMITED (“CID”)) in its capacity as lender of the Senior Debt (“Senior

Lender”);

(2)

FORTIS BANK S.A.IN.V. in its capacity as lender under the Fortis Loan Agreement (“Fortis”);

(3)

JANELLE INVESTMENTS LIMITED (“Janelle”)

(4)

HIBERNIA FOODS LIMITED (“Intra-Group Creditor”);

(5)

TIlE COMPANIES NAMED IN SCHEDULE ThREE (“Obligors”);

(6)

HIBERNIA FOODS PLC (“Intercompany Creditor”)

NOW THIS DEED WITNESSES and it is hereby agreed as follows:

1.

DEFINITIONS

1.1

In this Deed unless the context otherwise requires:

“Additional Obligor” means any body corporate which after the date hereof has undertaken (or in the future undertakes) obligations to the Senior Lender under one or more of the Senior Documents;

“Bakeries” means Hibemia Foods Bakeries Limited, a company incorporated in England and Wales with company number 850883;

“Bakeries Invoice Discounting Agreement” means the invoice discounting agreement dated

2001;

“Bank” means Fortis or Janelle;

“Borrower” is as defined in the Facilities Agreement;

“Business Days” means any day other than a Saturday, a Sunday or a day on which commercial banks in London are required or authorized to be closed;

“Chilled Foods Invoice Discounting Agreement” means the invoice discounting agreement dated on or about the date hereof and made between the Loan Note Issuer and the Senior Lender;

“Debt” means the Intra-Group Debt, the Janelle Debt, the Fortis Debt and the Senior Debt and the Intercompany Debt;

“Default” means a Senior Default and/or a Janelle Default and/or a Fortis Defaulv “Default Notice” means (as the case may be):

(i)

notice in writing by the Senior Lender to Fortis, the Company, Janelle and / or the relevant Obligor (and any other relevant party to this deed) of the occurrence of a Senior Default; or

(ii)

notice in writing by Fortis to the Senior Lender and Janelle (and any other relevant party to this Deed) of the occurrence of a Fortis Default;

(iii)

notice in writing by Janelle to the Senior Lender and Fortis (and any other relevant party to this Deed) of the occurrence of a Janelle Default;

“Facilities Agreement” means the facilities agreement dated 25 September 1998 as amended and restated on 14 September 1999, 5 June 2000 and on or around the date of this Deed between the Borrower (1), Hibemia Foods Plc (2) and the Senior Lender (2);

“Fortis Debt” means the aggregate amount from time to time outstanding of all monies, obligations and liabilities whether present or future actual or contingent due owing or incurred by any Group Company to Fortis under the Fortis Documents (or any of them) together with all interest accruing thereon and all costs, charges and expenses incurred in connection therewith;

“Fortis Default” means any event specified as an Event of Default in the Fortis Loan Agreement and “Fortis Defaults!’ shall be construed accordingly;

“Fortis Discharge Date” means the date as determined by Fortis on which all Fortis Debt has been fully and irrevocably paid or discharged to the satisfaction of Fortis whether or not as a result of an enforcement and the Intra Group Creditor is under no obligation (either actual or contingent) under the Fortis Documents;

“Fortis Documents” means the Fortis Loan Agreement, this Deed, the Fortis

Security Documents and any other deeds, agreements, guarantees and security documents executed from time to time in favour of Fortis in relation to any liabilities to Fortis arising in connection therewith as the same shall be amended, varied, supplemented and novated from time to time and “Fortis Document” means any of them;

“Fortis Loan Agreement” means the facility agreement dated of even date herewith between the Intra Group Creditor (1) and Fortis (2);

“Fortis Priority Debt” means the sum obtained from the realization of the Fortis Property Security or the proceeds of sale or other disposal of any of the Fortis Property or assets subject to any security conferred by the Fortis Property Security;

“Fortis Property” means the property and plant and machinery and associated rights listed as such in Schedule 4;

“Fortis Property Security” means (i) the property, buildings and fixtures thereon secured by the fixed security granted to Fortis in respect of the Fortis Property listed in Part A of Schedule 4 and (ii) the plant and machinery and associated rights listed in Part B of Schedule 4 secured by the equipment mortgage granted to Fortis in respect of the same;

“Fortis Security” means the rights and interests of Fortis under the Fortis Security Documents

“Fortis Security Documents” means the Security Documents as defined in the Fortis Loan Agreement and any other document which provides security for the Fortis Debt;

“Group” means the Ultimate Parent and its Subsidiaries from time to time and

“Group Company” or “member of the Group” means any of them;

“GMAC Bakeries Security Documents” means the first fixed charge over book debts and other debts the legal charge over the property specified in part A paragraph 4 of Schedule 4 and the equipment mortgage over the items specified in Part B of

Schedule 4, each dated

2001 between (1) Bakeries and (2) the

Senior Lender;

“GMAC Chilled Foods Receivables Debt” means the aggregate amount from time to time outstanding of all monies, obligations and liabilities whether present or future, actual or contingent due owing or incurred by the Loan Note Issuer to the Senior Lender under the terms of the Chilled Foods Invoice Discounting Agreement together

#

with all interest accruing therein and all costs, charges and expenses occurred in connection therewith;

“GMAC Chilled Foods Receivables Security” means the rights and interests of the Senior Lender under the GMAC Chilled Foods Receivables Security Documents;

“GMAC Chilled Foods Receivables Security Documents” means the first fixed charge over book and other debts entered under the Senior Security Documents pursuant to the Accession Deed of even date hereof between (1) the Loan Note Issuer and (2) the Senior Lender

“Indebtedness” is as defined in the Facilities Agreement;

“Intercompany Debt” means all money and liabilities now or hereafter due, owing or incurred to the Intercompany Creditor by the Loan Note Issuer whether present or future, actual or contingent owing or due, owing or incurred as principal or surety together with all interest accruing thereon and all costs, charges and expenses incurred in connection therewith pursuant to the terms of the Intercompany Loan Agreement;

“Intercompany Loan” means the loan in the sum of £200,000 made from the Intercompany Creditor to the Loan Note Issuer pursuant to the terms of the Intercompany Loan Agreement;

“Intercompany Loan Agreement” means the intercompany loan agreement dated on or about the date hereof and made between (1) the Intercompany Creditor and (2) the Loan Note Issuer;

“Interereditor Accession Deed” means a deed substantially in the form set out in schedule 1;

“Intercreditor Novation Deed” means a deed of novation substantially in the form set out in schedule 2;

“Intra-Group Creditor” means the Intra-Group Creditor and any other Group Companies who are creditors in relation to any Intra-Group Debt;

“Intra-Group Debt” means all money and liabilities now or hereafter due, owing or incurred to Intra-Group Creditors (or any of them) by any Group Company whether present or future actual or contingent due owing or incurred as principal or surety together with all interest accruing thereon and all costs, charges and expenses incurred in connection therewith but for the avoidance of doubt, excluding the Intercompany Loan;

“Janelle Debt” means the aggregate amount from time to time outstanding of all monies, obligations and liabilities whether present or future actual or contingent due owing or incurred by the Loan Note Issuer and/or the Ultimate Parent to Janelle under the Janelle Documents (or any of them) together with all interest accruing therein and all costs, charges and expenses incurred in connection therewith;

“Janelle Default” means any event specified as an Event of Default in the Janelle Loan Note Instrument and “Janelle Defaults” shall be construed accordingly;

“Janelle Discharge Date” means the date as determined by Janelle on which all Janelle Debt has been fully and irrevocably paid or discharged to the satisfaction of Janelle whether or not as a result of an enforcement and the Loan Note Issuer and/or the Ultimate Parent are under no further obligation (either actual or contingent) under the Janelle Documents;

“Janelle Documents” means the Janelle Loan Note Instrument, the Janelle Guarantee, this Deed, and any other document, agreement or instrument providing for the payment of indebtedness by a Group Company to Janelle;

“Janelle Guarantee” means the Guarantee under the terms of the Janelle Loan Note Instrument given by the Ultimate Parent in favour of Janelle pursuant to the terms of the Janelle Documents;

“Janelle Loan Notes” means the £2,500,000 fixed rate guaranteed loan notes issued by the Loan Note Issuer pursuant to the terms of the Janelle Loan Note Instrument;

“Janelle Loan Note Instrument” means the loan note instrument dated of even date herewith entered into by (1) the Loan Note Issuer and (2) the Ultimate Parent; and

“Janelle Priority Debt” means the lower of (i) the principal amount of £2,500,000 plus interest and (ii) the sum obtained in realization of the Janelle Priority Security;

“Janelle Priority Security” means the debenture of even date herewith entered into between Hibemia Chilled Foods (1) and Janelle (2) but specifically excluding the first floating charge over book debts and other debts contained in such debenture;

“Janelle Security” means the rights and interests of Janelle under the Janelle Security Documents;

(i)

the debenture dated of even date hereof between Janelle and the Loan Note Issuer;

(ii) the Janelle Guarantee;

“Lenders” means the Senior Lender, Janelle and Fortis and “Lender” means any of them;

“Loan Note Issuer” means Hibemia Chilled Foods Limited, a company incorporated in England and Wales with company number 4179175;

“Novation Agreement” means the agreement of even date hereof made between (1)

Hibemia Brands Limited (2) Hibemia Foods Limited and (3) the Senior Lender;

“Obligors” means the Group Companies Limited in Schedule 3 and each Group

Company which has undertaken (or in the future undertakes) obligations to the Senior Lender under a Senior Document and “Obligor” means any of them;

“Person” means an individual, partnership, corporation, limited liability company, association, trust, incorporated organization or a government or agency or political subdivision thereof

“Security Documents” means the Fortis Security Documents, the Senior Security

Documents and the Janelle Security Documents;

“Security Interest” includes a mortgage, lien, pledge, encumbrance, charge, hypothecation, right of set-off or other security interest or arrangement, the effect of which is intended to prefer the beneficiary of it over unsecured creditors;

“Senior Debt” means the aggregate amount from time to time outstanding of all monies, obligations and liabilities whether present or future actual or contingent due owing or incurred by any Group Company to the Senior Lender under the terms of the Senior Documents (or any of th~m) together with (a) all interest accruing thereon prior to the institution of insolvency proceedings, (b) all interest accruing thereon after the institution of insolvency proceedings, (c) all costs, charges and expenses incurred in connection therewith prior to the institution of insolvency proceedings and (d) all costs, charges and expenses incurred in connection therewith after the institution of insolvency proceedings and (e) any refinancing, novation, refunding, deferral or extension of any of those liabilities permitted by the terms of this Deed provided that the maximum amount permissible under (b) and (d) above shall be

£4,500,000;

“Senior Lender” means the Senior Lender and its successors and assigns under the

Senior Documents to which it is a party;

“Senior Default” means any event specified as an Event of Default in the Facilities Agreement and “Senior Defaults” shall be construed accordingly;

“Senior Discharge Date” means the date as determined by the Senior Lender on which all Senior Debt has been fully and irrevocably paid or discharged to the satisfaction of the Senior Lender whether or not as the result of an enforcement and the Borrower is under no obligation (either actual or contingent) under the Senior Documents;

“Senior Documents” means the Facilities Agreement, the Senior Invoice Discounting Agreements, this Deed, the Bakeries Invoice Discounting Agreement and the Senior Security Documents and any other deeds, agreements, guarantees or security documents executed from time to time in favour of the Senior Lender in relation to any liabilities to the Senior Lender arising under or in connection therewith as the same shall be amended varied supplemented or novated from time to time and “Senior Document” means any of them;

“Senior Invoice Discounting Agreements” means (i) the agreement dated 25 April 1996 made between Confidential Invoice Discounting Limited and the Intra Group Creditor and novated to the Senior Lender on 25 September 1998 and (ii) the agreement dated 25 September 1998 made between GMAC and Hibemia Brands Limited and novated to the Intra Group Creditor pursuant to the Novation Agreement;

“Senior Priority Debt” means the lower of (i) the principal amount of £24,000,000 plus all costs and expenses irrevocably incurred on behalf of the Senior Lender in connection with enforcement of the Senior Security and (ii) the balance of the Senior Debt;

“Senior Security” means the rights and interests of the Senior Lender under the Senior Security Documents;

“Senior Security Documents” has the meaning ascribed to the term Senior Security Documents in the Facilities Agreement and includes the Supplemental GMAC

Security and any other documents entered into from time to time to secure the Senior Debt in favour of the Senior Lender;

“Supplemental GMAC Security” means (i) the Accession Deed of even date hereof entered into between the Senior Lender (1) Hibemia Chilled Foods (2) and Hibemia Holdings Limited (3); (ii) the Chattel Mortgage of even date hereof entered into between the Senior Lender (I) and Hibemia Foods Limited (2); (iii) the Legal Charges of even date hereof over the property at Bridge Road, Kingswood, Gloucestershire (title numbers AV 246628 and GR 2355451) made between Hibemia Foods Limited (I) and the Senior Lender (2); and (iv) GMAC Bakeries Security Documents;

“Term Loan Facility” is as defined in the Facilities Agreement; and

“Ultimate Parent” means Hibemia Foods plc, a public limited company incorporated in Ireland with company number IE 177969.

1.2

Except to the extent the context otherwise requires any reference in this document to “this Intercreditor Deed” and “this Deed” includes any document expressed to be supplemental hereto or expressed to be collateral herewith or which is entered into pursuant to or in accordance with the provisions hereof.

1.3

Save as provided otherwise herein words and expressions defined in the Facilities Agreement shall have the same meaning herein.

1.4

In this Intercreditor Deed any reference to any statute or statutes or section or sections of any statute shall be deemed to be a reference to legislation of the United Kingdom or any statutory modification, re-enactment or replacement thereof.

1.5

References to persons include firms, corporations, associations, states and administrative and governmental and other entities whether or not a separate legal entity.

1.6

References to the masculine gender includes the feminine and neuter genders and vice versa and references to the singular number include the plural and vice versa.

1.7

References to schedules, clauses, sub-clauses, paragraphs and sub-paragraphs are to the schedules, clauses, sub-clauses, paragraphs and sub-paragraphs of this Intercreditor Deed and the headings of clauses are inserted for ease of reference only and shall be ignored in construing this Intercreditor Deed.

1.8

References to any other documents referred to herein shall be deemed to include any instruments amending, varying, supplementing, novating or replacing the terms respectively thereof from time to time in accordance with any requisite consents.

1.9

References to defined parties herein shall also be deemed to include references to their permitted respective successors, transferees and assigns.

2.

PURPOSE OF THIS DEED ANI) RANKING OF DEBT

2.1

Each of the Senior Lender, Fortis and Janelle hereby agrees to regulate its claims against members of the Group in the manner set out herein.

2.2

Each Obligor enters into this Deed for the purpose of acknowledging the arrangements between the Senior Lender, Fords and Janelle regulating their claims against the members of the Group and:

2.2.1

expressly authorizes them to enforce the Senior Documents, the Fortis Documents and the Janelle Documents in such order as provided for in this Deed or in such other order as the Senior Lender, Fortis and Janelle may agree between themselves; and

2.2.2

irrevocably waives any rights which it may now or in future have to challenge or have set aside any arrangement agreed between the Senior Lender, Fortis and Janelle.

2.3

None of the undertakings in this Deed on the part of the Senior Lender, Fortis and Janelle are given to the Group or shall be enforceable by any member of the Group.

2.4

Each Obligor undertakes to each of the Senior Lender, Fortis and Janelle to observe the provisions of this Deed at all times and not in any way to prejudice or affect the enforcement of such provisions or to do or suffer anything which would be a breach of the terms of this Deed.

2.5

The Debt will rank for all purposes and at all times in the following order:

2.5.1

first the GMAC Chilled Foods Receivables Debt (which is applicable with respect to the Loan Note Issuer only);

2.5.2

second the Janelle Priority Debt (which is applicable with respect to the Loan Note Issuer only);

2.5.3

third the Fords Priority Debt;

2.5.5

fifth the Fortis Debt (other than the Fortis Priority Debt);

2.5.6

sixth the Senior Debt (other than the Senior Priority Debt and the GMAC Chilled Foods Receivables Debt);

2.5.7

seventh the Janelle Debt; (other than the Janelle Priority Debt);

2.5.8

eight the Intra-Group Debt; and

2.5.9

ninth the Intercompany Debt;

3.

UNDERTAKINGS OF GROUP

3.1

Until the Senior Discharge Date except as the Senior Lender has previously consented in writing (and until the Fortis Discharge Date except as Fortis has previously consented in writing and Janelle Discharge Date in respect of the Intra Group Debt and the Intercompany Debt), no Obligor shall permit any Group Company notwithstanding any provisions of this Deed, the Intercompany Loan Agreement, the Senior Documents, the Fortis Documents or the Janelle Documents to:

3.1.1

pay, prepay or repay, or make any distribution in respect of, or purchase or acquire, any of the Fortis Debt, the Janelle Debt or the Intra Group Debt or the Intercompany Debt in cash or in kind or pay any interest or accrued interest in respect thereof except as permitted by clauses 7 and 9.2; or

3.1.2

purchase or acquire any of the Fortis Debt, the Janelle Debt or the IntraGroup Debt or the Intercompany Debt; or

3.1.3

discharge any of the Fortis Debt, the Janelle Debt or the Intra-Group Debt or the Intercompany Debt by set-off except if and to the extent that it is permitted to be paid by clauses 7 and 9.2 hereof~ or

3.1.4

create or permit to subsist any Security Interest over any of its assets for any of the Fortis Debt, the Janelle Debt or ‘the Intra-Group Debt or the

Intercompany Debt, except for any Security Interest arising under the Senior

Security or the Fortis Security or the Janelle Security or in accordance with

Clause 21; or

3.1.5

amend, vary, waive or release any term of the Intercompany Loan Agreement, the Fortis Documents or the Janelle Documents (other than amendments of a minor and non-material nature); or

3.1.6

take or omit any action whereby the subordinations contemplated by this Deed may be impaired.

4.

UNDERTAKINGS OF FORTIS

4.1

Until the Senior Discharge Date, except as the Senior Lender has previously consented in writing, Fortis shall not notwithstanding any provisions of the Fortis

Documents:

4.1.1

demand or receive payment, prepayment or repayment of, or any distribution in respect of (or on account of) any of the Fortis Debt in cash or in kind from a member of the Group or any other source or apply any money or property in discharge of any Fortis Debt except to the extent permitted by clauses 7 or clause 11.2 or as received under Clause 13;

4.1.2

discharge the Fortis Debt by set-off except to the extent permitted to be paid by clause 7 hereof;

4.1.3

permit to subsist or receive any Security Interest or any guarantee or other assurance against financial loss for, or in respect of~ any of the Fortis Debt other than under the Fortis Documents in force at the date of this Deed or as permitted under Clause 21; or

4.1.4

amend, vary, waive or release any term of the Fortis Documents (other than amendments of a minor and non-material nature).

4.2

Fortis acknowledges that:

4.2.1

the security granted by the Group Companies under the Fortis Security Documents includes a first fixed charge over book debts and other debts now and from time to time due or owing to certain Group Companies and under which in certain circumstances, Fortis has the right to appoint a receiver of certain Group Companies; and

4.2.2

Fortis acknowledges that the Loan Note Issuer and Hibemia Foods Limited have sold and assigned absolutely all debts to the Senior Lender pursuant to the terms of the Senior Invoice Discounting Agreements and the Chilled Foods Invoice Discounting Agreement and that until Fortis, subject to the terms of this Deed, exercises its right to appoint a receiver under the Fortis Security Documents, Fortis consents to the sale and assignment free of all encumbrances to the Senior Lender of the debts by Hibemia Foods Limited and the Loan Note Issuer, and releases such debts accordingly from the terms of the first fixed charge under the Fortis Security Documents, it being understood that such consent should not operate to exclude Fortis’s charge under the Fortis Security Documents of any debts due from the Senior Lender to the Hibemia Foods Limited and the Loan Note Issuer; and

4.2.3

Further, in the event of Fortis appointing a receiver of Hibemia Foods Limited or the Loan Note Issuer, Fortis undertakes not to challenge the rights of the Senior Lender in respect of any debts assigned to the Senior Lender by Hibemia Foods Limited or the Loan Note Issuer, prior to receipt by Hibemia Foods Limited or the Loan Note Issuer of notification of the appointment of such receiver.

5.

UNDERTAKINGS OF TIlE SENIOR LENDER

5.1

The Senior Lender shall not increase the interest rate or discount rate applicable to the Senior Debt pursuant to any Senior Document (as in force at the date of this Deed) other than to apply any default interest rate given in the relevant Senior Document (as in force at the date of this Deed).

5.2

The Senior Lender may not extend the term of any Facility granted to any Obligor pursuant to any Senior Document other than with regard to the Term Loan Facility in respect of which the Senior Lender may at its sole discretion extend the period for repayment by one calendar year.

5.3

The Senior Lender shall not increase the amount available to be borrowed by or advanced to any Obligor under the terms of the Senior Documents (as in force at the date of this Deed).

6.

UNDERTAKINGS OF JANELLE

6.1

Until the Senior Discharge Date (and Fortis Discharge Date in respect of Clauses

6.1.3,

6.1.4 and 6.1.5), except as the Senior Lender (and Fortis in respect of Clauses

6.13,

6.1.4 and 6.1.5 below) has previously consented in writing, Janelle shall not, notwithstanding any provisions of the Janelle Documents:

6.1.1

demand or receive payment, prepayment or-repayment of, or any distribution in respect of (or on account of) any of the Janelle Debt in cash or in kind from the Loan Note Issuer or the Ultimate Parent or any other source or apply any money or property in discharge of any of the Janelle Debt save to the extent permitted by clause 7;

6.1.2

discharge the Janelle Debt by set off except to the extent permitted to be paid by Clause 7 hereof

6.1.3

permit to subsist or receive any Security Interest or any guarantee or other assurances against financial loss for, or in respect of~ any of the Janelie Debt (with the exception of the Janelle Guarantee and the Janelle Security);

6.1.4

amend, vary, waive or reduce any term of the Janelle Documents (other than amendments of a minor and non-material nature); or

6.1.5

take any step to enforce its rights or make any demand under or receive any payment under the terms of the Janelle Guarantee;

6.2

Janelle acknowledges that:

6.2.1

the security granted by the Loan Note Issuer under the Janelle Security Documents includes a first floating charge over book debts and other debts now or from time to time due or owing to the Loan Note Issuer and under which in certain circumstances, Janelle has the right to appoint a receiver of the Loan Note Issuer; and

6.2.2

Janelle confirms that the Loan Note Issuer has sold and assigned absolutely all debts to the Senior Lender pursuant to the terms of the Senior Invoice Discounting Agreements the Chilled Foods Invoice Discounting Agreement and that until Janelle, subject to the terms of this Deed, exercises its right to appoint a receiver under the Janelle Security Documents, Janelle consents to the sale and assignment free of all encumbrances to the Senior Lender of the debts by the Loan Note Issuer, it being understood that such consent should not operate to exclude Janelles charge under the Janelle Security Documents of any debts due from the Senior Lender to the Loan Note Issuer and releases such debts accordingly from the terms of the first floating charge (to the extent such charge attached to the debts) under the Janelle Security Documents; and

6.2.3

Further, in the event of Janelle appointing a receiver of the Loan Note Issuer, Janelle undertakes not to challenge the rights of the Senior Lender in respect of any debts assigned to the Senior Lender by the Loan Note Issuer, prior to receipt by the Loan Note Issuer of notification of the appointment of such receiver.

6.3

In accordance with the provisions of clause 6.2, Janelle acknowledges that the definition of ‘Janelle Priority Security shall be interpreted to specifically exclude the first floating charge over book debts and other debts contained in the Janelle Security Documents.

7.

PERMITTED PAYMENTS

7.1

Subject to clause 7.3, theIntra Group Creditor, the Ultimate Parent or the Loan Note Issuer may:

7.1.1

repay principal amounts of the Fortis Debt and the Janelle Priority Debt and the Janelle Debt in the amounts and at the times specified in the Fortis Loan Agreement and the Janelle Loan Note Instrument, as appropriate (each as in force at the date of this Deed subject to such amendments as are permitted hereunder);

7.1.2

pay interest on the principal amount of the Fords Debt and the Janelle Priority Debt and the Janelle Debt in accordance with the relevant provisions of the Fortis Loan Agreement and the Janelle Loan Note Instrument, as appropriate, (each as in force at the date of this Deed subject to such amendments as are permitted hereunder); and

7.1.3

pay any other amounts (including arrangement fees, legal fees and taxes but not including any element of principal) in accordance with the relevant provisions of the Fortis Documents and the Janelle Loan Note Instrument and obligations in the Janelle Security Documents, as appropriate, (each as in force at the date of this Deed subject to such amendments as are permitted hereunder)

7.2

After the Senior Discharge Date, all repayments and prepayments of principal, payment of interest and all other amounts (including legal fees and taxes) in respect of the Fortis Debt and the Janelle Priority Debt and the JanAle Debt may be made and received freely at all times in accordance with the provisions of the Fortis Documents and the Janelle Documents.

7.3

No payment which would otherwise be permitted under clause 7.1 may be made without the prior written consent of the Senior Lender if the relevant Obligor, Fortis and Janelle have received a Default Notice from the Senior Lender and a Senior Default has occurred or would occur if such payment were made.

7.4

A member of the Group may pay interest on, repay or prepay principal of or make any other payment due with respect to any Intra-Group Debt and any Intra-Group Creditor may receive any such sums provided that until the Senior Discharge Date no such payment shall be made without the consent of the Senior Lender and, after the Senior Discharge Date and before the Fortis Discharge Date no payment shall be made without the consent of Fortis and before the Janelle Discharge Date, no payment shall be made without the consent of Janelle as appropriate, unless:

7.4.1

no Default has occurred and is continuing; and

7.4.2

the relevant Intra-Group Creditor which is the recipient of the relevant payment has created Security Interests over all or substantially all of its assets and/or granted a guarantee in favour of the Lenders from whom consent would otherwise be required.

7.5

The Intercompany Debt shall not be repaid by the Loan Note Issuer in any manner without the prior written consent of the Senior Lender.

8.

TURNOVER

8.1

If,:

8.1.1

The Senior Lender, Fortis, Janelle or any Intra-Group Creditor or the Intercompany Creditor receives a payment or distribution in cash or in kind of, in respect of or on account of, any of the Senior Debt, Fortis Debt, Janelle Debt or the Intra-Group Debt or the Intercompany Debt not permitted by clause 7 or otherwise prohibited under this Deed from a Group Company or any other source other than the proceeds of enforcement of any security conferred by the GMAC Chilled Foods Receivables Security Documents Fortis Security Documents or the Janelle Security Documents respectively otherwise than in the order set out in clause 13 hereof or

8.1.2

Fortis or Janelle receives the proceeds of any enforcement of any security conferred by the Fortis Security Documents or the Janelle Security Documents respectively otherwise than in the order set out in clause 13 hereof or

8.1.3

any member of the Group or the Loan Note Issuer makes any payment or distribution in cash or in kind on account of the purchase or other acquisition of any of the Fortis Debt or the Janelle Debt or the Intra-Group Debt or the Intercompany Debt; or

8.1.4

except to the extent provided in respect of the Fortis Property or the Janelle Priority Security, Fortis or Janelle or any Intra-Group Creditor receives any payment being the proceeds (by way of damages or otherwise) of any claim made against any professional adviser who has given a certificate of title or an opinion or professional advice of any kind in connection with the Group;

8.1.5

Janelle receives any payment being the proceeds of any claim made under the Janelle Guarantee without the prior written consent of GMAC and Fortis;

Subject to the prior claim of the Senior Lender up to the amount of the GMAC Chilled Foods Receivables Debt, Janelle may retain the balance of sums it is permitted to receive under clause 8.1 up to the outstanding balance of the Janelle Priority Debt; then the receiving party being Fortis or Janelle or an Intra-Group Creditor or the Intercompany Creditor (as appropriate) will pay and distribute any proceeds so received (after deducting therefrom the costs, expenses and liabilities incurred by such receiving party) upon demand to the Senior Lender for application in the order as provided in clause 13 hereof.

8.2

If, prior to the Senior Discharge Date, any of the Fortis Debt (except to the extent permitted by Clause 4.1.2) or the Janelle Debt (except to the extent permitted by Clause 6.1.2) or the Intra-Group Debt or the Intercompany Debt is discharged by set-off or combination of accounts or Fortis or Janelle or such Intra-Group Creditor or the Intercompany Creditor (as appropriate) will immediately pay an amount equal to such discharge after deducting therefrom the costs, expenses and liabilities incurred by Fortis or Janelle or the Intra-Group Creditors or the Intercompany Creditor in discharging the Fortis Debt or the Janelle Debt or the Intra-Group Debt or the Intercompany Debt by such set-off or combination of accounts to the Senior Lender for application in the order as provided in clause 13 hereof

8.3

If, after the Senior Discharge Date:

8.3.1

Fortis or Janelle or an Intra-Group Creditor or the Intercompany Creditor receives a payment or distribution in cash or in kind in respect of or on account of the Fortis Debt or the Janelle Debt or the Intra-Group Debt or the Intercompany Debt by set off, combination of accounts, or otherwise not permitted by the provisions of this Deed from a member of the Group or any other source; or

8.3.2

any member of the Group makes any payment or distribution in cash or in kind on account of the purchase or other acquisition or any of the Fortis Debt or the Janelle Debt or the Intra-Group Debt or the Intercompany Debt, not permitted by the provisions of this Deed;

the recipient thereof will hold the same in trust for and pay and distribute it upon demand to Fortis or Janelle for application against the Debt in the order as provided in clause 13 and Fortis or Janelle or the relevant Intra-Group Creditor or the Intercompany Creditor, as the case may be, agree to apply the same in such order.

9.

SUBORDINATION ON INSOLVENCY

9.1

If, prior to the Senior Discharge Date:

9.1.1

any resolution is passed or order made for the winding-up, liquidation, dissolution, administration or reorganization of any Obligor (other than an amalgamation or reconstruction the terms of which have been approved in writing in advance by the Senior Lender); or

9.1.2

any Obligor becomes subject to any insolvency, bankruptcy, reorganization (other than an amalgamation or reconstruction the terms of which have been approved in writing in advance by the Senior Lender) receivership, liquidation, dissolution or other similar proceeding voluntary or involuntary (in each case involving insolvency); or

9.1.3

any Obligor assigns its assets for the benefit of its creditors or enters into any arrangement with its creditors generally (other than a voluntary arrangement the terms of which have been approved in writing in advance by the Senior Lender); or

9.1.4

any Obligor becomes subject to any distribution of its assets, or if any analogous event occurs anywhere,

the provisions of clause 9.2 shall apply.

9.2

If any of the circumstances mentioned in clause 9.1 apply:

9.2.1

with respect to the Loan Note Issuer, the payment of the GMAC Chilled Foods Receivables Debt shall rank ahead of all other payments to the Senior Lender, Fortis, Janelle, the Intra-Group Creditors or the Intercompany

Creditor;

9.2.2

with respect to the Loan Note Issuer, the payment of the Janelle Priority Debt shall rank ahead of all other payments to the Senior Lender, Fortis, the Intro Group Creditor or the Inter Company Creditor (except in relation to the GMAC Chilled Foods Receivables Debt);

9.2.3

the payment of the Fortis Priority Debt shall rank ahead of all payments to

Receivables Debt with respect to the Loan Note Issuer) or the Intra Group

Creditor or the Inter Company Creditor or Janelle (except in relation to the

GMAC Chilled Foods Receivables Debt and the Janelle Priority Debt with respect to the Loan Note Issuer);

9.2.4

the payment of the Senior Priority Debt shall rank ahead of all payments to Fortis (except in relation to the Fortis Priority Debt) or Janelle (except in relation to the Janelle Priority Debt) or the Intra-Group Creditors or the Intercompany Creditor;

9.2.5

the payment of the Fortis Debt (other than the Fortis Priority Debt) shall rank ahead of all payments to the Senior Lender (except in relation to the GMAC Chilled Foods Receivables Debt and the Senior Priority Debt) or Janelle (except in relation to the Janelle Priority Debt) and ahead of all payments to the Intra-Group Creditors or the Intercompany Creditor;

9.2.6

the payment of the Senior Debt (other than the GMAC Chilled Foods Receivables Debt and the Senior Priority Debt) shall rank ahead of all payments to Janelle (other than the Janelle Priority Debt) and all payments to the Intra Group Creditor or the Intercompany Creditor;

9.2.7

the payment of the Janelle Debt (other than the Janelle Priority Debt) shall rank ahead of all payments to the Intra-Group Creditors or the Intercompany

Creditor;

9.2.8

the payment of the Intra-Group Debt shall rank ahead of all payments to the Intercompany Creditor;

9.2.9

without prejudice or restriction on the right or ability of Fortis to enforce its Security under clause 11.2, the Senior Lender may, and is irrevocably authorized on behalf of Fortis, Janelle and the lintra-Group Creditors to:

9.2.9.1

claim, enforce and prove for the Fortis Debt, the Janelle Debt and the Intra-Group Debt;

9.2.9.2

file claims and proofs, give receipts and take all such proceedings and do all such things as the Senior Lender sees fit to recover the Fortis Debt, the Janelle Debt and the Intra-Group Debt; and

9.2.9.3

receive all distributions on the Fortis Debt, the Janelle Debt and the Intra-Group Debt for application towards the Debt as provided in clause 13;

9.2.10

without prejudice or restriction on the ability or right or Fortis to enforce its security under Clause 11.2, if and to the extent that the Senior Lender is not entitled to claim, enforce, prove, file claims of proofs, or take proceedings for the Fortis Debt, the Janelle Debt and/or the Intra-Group Debt, Fortis and Janelle and the Intra-Group Creditors will do so in good time as reasonably requested by the Senior Lender;

9.2.11

the Senior Lender, Fortis, Janelle and each Intra-Group Creditor will hold all distributions in cash or in kind received or receivable by them in respect of the Senior Debt Fortis Debt, the Janelle Debt and the Intra-Group Debt from the member of the Group concerned or its estate or from any other source less any costs incurred in realizing such amounts in trust for the parties to this Deed and upon demand will pay and transfer the same to the Senior Lender for application towards the Debt as provided for in Clause 13;

9.2.12

the liquidator, assignee or other person distributing the assets of that member of the Group or their proceeds is directed to pay distributions on the GMAC Chilled Foods Receivables Debt Fortis Debt, other than the Fortis Priority Debt, the Janelle Debt and the Intra-Group Debt direct to the Senior Lender for application in accordance with the order of priorities set out in clauses 9.2.1 to 9.2.6 inclusive . Fortis and Janelle and the Intra-Group Creditors will give all such notices and do all such things as the Senior Lender may reasonably request to give effect to this provision. Following the Senior Discharge Date the relevant Intra Group Creditor will pay distributions to either Fortis and Janelle for application in accordance with clause 13 hereof and Fortis and Janelle agree to apply the same in such order.

#

10.1

The Senior Security shall (subject to the provisions of clause 10.2, 10.3 and 10.4) rank prior to the Fortis Security and the Janelle Security.

10.2

the GMAC Chilled Foods Receivables Security shall rank prior to the Janelle Priority Security and the Senior Security.

10.3

Subject to Clause 10.4, the Janelle Priority Security shall rank prior to the Fortis Security and the Senior Security.

10.4

The Fortis Property Security shall rank prior to the Senior Security and the Janelle Security.

10.5

Fortis Janelle and the Senior Lender will co-operate with a view to reflecting the priority of the security conferred by this Deed in any register or with any filing or registration authority and in giving notice to insurers, debtors liable for receivables and assignees covered by the security conferred by the Senior Security Documents.

10.6

Save in respect of the Fortis Property and the Janelle Priority Security, until the Senior Discharge Date, the Senior Lender will be entitled to (but not obliged to) take the deposit of any title deeds, share certificates or other title documents or certificates in respect of any assets subject to the security conferred by the Senior Security Documents.

10.7

The Obligors acknowledge and the Senior Lender accepts that after the Senior Discharge Date the Senior Lender will send all title deeds, share certificates or other title documents or certificates in respect of any assets subject to the security conferred by the Senior Security Documents to either Fortis or Janelle as the case may be if the Senior Discharge Date occurs before either the Fortis Discharge Date or the Janelle Discharge Date.

11. ACCELERATION AND ENFORCEMENT

11.1

Until the Senior Discharge Date Fortis and Janelle and the Intra-Group Creditors and the Intercompany Creditor will not be entitled without the consent of the Senior Lender (except as expressly permitted by this Deed):

11.1.1

to accelerate any of the Fortis Debt or the Janeile Debt or the lintra-Group Debt or the Intercompany Debt for any reason whatsoever or to place the same on demand or declare the same prematurely payable for any reason;

11 .1.2

initiate or support or take steps with a view to any insolvency liquidation reorganization administration or dissolution proceedings or any voluntary arrangements or assignment for the benefit of creditors or any similar proceedings involving a member of the Group or the Loan Note Issuer, whether by petition convening a meeting voting for a resolution or otherwise;

11.1.3

otherwise enforce the Fortis Debt or the Janelle Debt or the Intra-Group Debt or the Intercompany Debt by execution or otherwise.

11.2

The restrictions in clause 11 .1 will not apply to Janelle or Fortis (as appropriate) if a Janelle Default or a Fortis Default (as appropriate) (“Relevant Bank Default”) has occurred and:

11.2.1

the Senior Lender has received from either Janelle or Fortis a Default Notice in respect of the Relevant Bank Default;

11.2.2

a period of 90 days (“Bank Standstill Period”) has elapsed from the date of such Default Notice; and

11 .2.3

at the end of the Bank Standstill Period, the Relevant Bank Default is continuing and has not been waived by either Janelle or Fortis (as appropriate) who for these purposes only shall not be required or be deemed to give such waiver by virtue of the Senior Lender having granted a waiver under clause 14.1).

11.3

It is acknowledged by the Senior Lender Fortis and Janelle that where Janelle or Fortis have complied with clause 11.2 then the restrictions set out in clause 11.1 of this Deed do not apply to Janelle or Fortis and they shall, without limitation, be entitled to make demand under either the Janelle Documents or the Fortis Documents respectively and enforce their security under the Janelle Security Documents and the Fortis Security Documents respectively (provided that Janelle shall not at any time be entitled to enforce its rights under the Janelle Guarantee without the prior written consent of the Senior Lender and Fortis).

11.4

Janelle and Fortis shall each have the right to take enforcement action under clause

11.1

in relation to a Relevant Bank Default notwithstanding that at the time referred to in sub-clause 11.1.3 above, or at any time thereafter, another Bank Standstill

Period has commenced as a result of a Bank Default other than such Relevant Bank

Default.

12.1

The Senior Lender may refrain from enforcing the security conferred by the Senior Security Documents as long as it sees fit and may enforce the said security whenever it is entitled to do so.

12.2

If the Senior Lender does enforce the security conferred by the Senior Security Documents, it may do so in such manner as it sees fit.

13.

PROCEEDS OF ASSETS SUBJECT TO SECURITY

13.1

Subject to the provisions of clause 13.3 and 13.4, the rights of any prior or preferential encumbrances or creditors and save as provided by law the net proceeds of enforcement of the OMAC Chilled Foods Receivables Security or the Senior Security or the Fortis Security or the Janelle Security and the net proceeds of the sale or other disposal of any of the property or assets subject to any security conferred by GMAC Chilled Foods Receivables Security or the Senior Security (excluding the GMAC Chilled Foods Receivables Security) or the Fortis Security (excluding the Fortis Property Security) or the Janelle Security (excluding the Janelle Priority Security) shall be applied in the following order:

13.1.1

in payment of all costs and expenses incurred by or on behalf of the Senior Lender in connection with such enforcement (if any);

13.1.2

in payment to the Senior Lender for application towards the balance of the Senior Priority Debt;

13.1.3

in payment of all costs and expenses incurred by or on behalf of Fortis in connection with such enforcement (if any);

13.1.4

in payment to Fortis for application towards the balance of the Fortis Debt (if any);

13.1.5

in payment to the Senior Lender for application towards the Senior Debt;

13.1.6

in payment of all costs and expenses incurred by or on behalf of Janelle in connection with such enforcement (if any);

13.1.7

in payment to Janelle for application towards the Janelle Debt (if any);

13.1.8

in payment of the surplus (if any) to the member of the Group concerned, the Intercompany Creditor or other person entitled thereto.

13.2

Subject to the rights of any prior or preferential encumbrances or creditors and save as provided by law the net proceeds of enforcement of the GMAC Chilled Foods Receivables Security and the net proceeds of the sale or other disposal of any of the property or assets subject to any security conferred by the GMAC Chilled Food Receivables Security shall be applied in the following order:

13.2.1

in payment of all costs and expenses incurred by or on behalf of GMAC in connection with such enforcement (if any);

13.2.2

in payment to the Senior Lender for application towards the GMAC Chilled Foods Receivables Debt;

13.2.3

in payment of all costs and expenses incurred by or on behalf of Janelle in connection with such enforcement (if any);

13.2.4

in payment to Janelle for application towards the balance of the Janelle Priority Debt;

13.2.5

in payment of all costs and expenses incurred by or on behalf of the Senior Lender in connection with such enforcement (if any);

13.2.6

in payment to the Senior Lender for application towards the balance of the

Senior Priority Debt;

13.2.7

in payment to Fortis for application towards the balance of the Fortis Debt;

13.2.8

in payment to the Senior Lender for application towards the balance of the Senior Debt;

13.2.9

in payment to Janelle for application towards the balance of the Janelle Debt;

13.2.10

in payment of the surplus (if any) to the member of the Group concerned or the Inter Company Creditor or other person entitled thereto.

13.3

Subject to the rights of any prior or preferential encumbrances or creditors and save as provided by law the net proceeds of enforcement of the Janelle Priority Security and the net proceeds of the sale or other disposal of any of the property or assets subject to any security conferred by the Janelle Priority Security shall be applied in the following order:

13.3.1

in payment of all costs and expenses incurred by or on behalf of Janelle in connection with such enforcement (if any);

13.3.2

in payment to Janelle for application towards the balance of the Janeile Priority Debt;

13.3.3

in payment of all costs and expenses incurred by or on behalf of GMAC in connection with such enforcement (if any);

13.3.4

in payment to GMAC for application towards the balance of the GMAC Chilled Foods Receivables Debt;

13.3.5

in payment of all costs and expenses incurred by or on behalf of the Senior Lender in connection with such enforcement (if any);

13.3.6

in payment to the Senior Lender for application towards the balance of the Senior Priority Debt;

13.3.7

in payment to Fortis for application towards the balance of the Fortis Debt;

13.3.8

in payment to the Senior Lender for application towards the balance of the Senior Debt;

13.3.9

in payment to Janelle for application towards the balance of the Janelle Debt;

13.3.10

in payment of the surplus (if any) to the member of the Group concerned or the Intercompany Creditor or other person entitled thereto.

13.4

Subject to the rights of any prior or preferential encumbrances or creditors and save as provided by law the net proceeds of enforcement of the Fortis Property Security and the net proceeds of the sale or other disposal of any of the property or assets subject to any security conferred by the Fortis Property Security shall be applied in the following order:

13.4.1

in payment of all costs and expenses incurred by or on behalf of Fortis in connection with such enforcement (if any);

13.4.2

in payment to Fortis for application towards the balance of the Fortis Priority Debt;

13.4.3

in payment of all costs and expenses incurred by or on behalf of the Senior Lender in connection with such enforcement (if any);

13.4.4

in payment to the Senior Lender for application towards the balance of the Senior Priority Debt;

13.4.5

in payment to Fortis for application towards the balance of the Fortis Debt

13.4.6

in payment to the Senior Lender for application towards the balance of the Senior Debt;

13.4.7

in payment of all costs and expenses incurred by or on behalf of Janelle in connection with such enforcement (if any);

13.4.8

in payment to Janelle for application towards the balance of the Janelie Priority Debt and the Janelle Debt;

13.4.9

in payment of the surplus (if any) to the member of the Group concerned or Intercompany Creditor or other person entitled thereto.

14. AMENDMENTS, WAIVERS, CONSENTS

14.1

Any waiver agreement or consent granted by the Senior Lender will also be given and if not so given deemed to have been given by Fortis and/or Janelle if any transaction or circumstances would in the absence of such waiver, agreement or consent by Fortis and/or Janelle constitute a breach but not a Fortis Default, or a Janelle Default under the Fortis Documents and/or the Janelle Documents. Provided that nothing in this clause 14.1 will apply to waive, agree to or give any consent in respect of any delay in the making of or any reduction in any payment due to Fortis or Janelle or any change to the terms of reference to which that payment is to be calculated or made or in respect of the terms or compliance with or breaches of any financial covenants under the Fortis Documents or the Janelle Documents.

14.2

Fortis and/or Janelle and the Senior Lender hereby consent to the creation of all the Security Documents in existence at the date of this Deed and the GMAC Bakeries Security Documents and the further Fortis Property Security granted on the same date as the GMAC Bakeries Security Documents.

15. INFORMATION BETWEEN LENDERS

15.1

Each of Fortis, Janelle and the Senior Lender will notify each other of the occurrence of any Default but only if such party (as the case may be) has received written notice specifying the event concerned or if the event is non-payment of principal or interest which is more than five Business Days overdue.

15.2

Each of the Senior Lender and Yortis and Janelle. will on written request by each other from time to time notify the other in writing of details of the amount of the Senior Debt, the Fortis Debt and the Janelle Debt so far as known to it.

15.3             Each Obligor authorizes the Senior Lender, Fortis and Janelle to disclose to each other all information relating to that member of the Group, its subsidiaries or related entities coming into the possession of any of them in connection with the Senior

             Documents, the Fortis Documents or the Janelle Documents.

16.

SUBROGATION

16.1

If the Senior Debt is wholly or partially paid out of any proceeds received of or on account of the Fortis Debt or the Janelie Debt or the Intra-Group Debt, Fortis and Janelle and the Intra-Group Creditors (as the case may be) will to that extent be subrogated to the Senior Debt so paid (and all securities and guarantees for that Senior Debt) but not before all the Senior Debt is irrevocably paid in full.

17.

PROTECTION OF SUBORDINATION

17.1

The subordination provisions in this Deed constitute a continuing subordination and benefit the ultimate balance of the Fortis Debt, the Janelle Debt and the Senior Debt regardless of any intermediate payment or discharge of the Fortis Debt, the Janelle Debt and the Senior Debt in whole or in part or the existence at any time of a credit balance on any current or other account held with or for the benefit of the Senior Lender.

17.2

The subordination in this Deed and the obligations of Fortis and Janelle and the IntraGroup Creditors under this Deed will not be affected by any act, omission, matter or thing which but for this provision, would reduce, release or prejudice the subordination or any of those obligations in whole or in part, including without limitation:

17.2.1

any time or waiver granted to, or composition with, any member of the Group or other person;

17.2.2

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any member of the Group or other person under the Senior Documents or otherwise or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realize the full value of any security;

17.2.3

any unenforceability, illegality or invalidity of any obligation of a member of the Group or security under the Senior Documents or any other document or security.

17.3

Fortis and Janelle and the Intra-Group Crcditors waive any right they may have to first requiring the Senior Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming the benefit of this subordination, of the security conferred by the Senior Documents or of the obligations of Fortis and Janelle and the Intra-Group Creditors under this Deed. The Senior Lender (or any trustee or agent on its behalf)

               may refrain from applying or enforcing any money, rights or security.

17.4

Until the Senior Discharge Date the Senior Lender (or any trustee or agent on its behalf) may:

17.4.1

apply any monies or property received under this Deed or from a member of the Group or from any other person against the Senior Debt in such order as it sees fit;

17.4.2

hold in suspense any monies or distributions received from Fortis or Janelle or the Intra-Group Creditors or on account of the liability of Fortis or Janelle or the Intra-Group Creditors (as appropriate) under this Deed provided always that once the act of holding monies or distributions in suspense no longer provides the Senior Lender with the possibility of increasing its recoveries from any Obligor then monies or distributions so held shall be released and applied against the Debt in accordance with clause 13.

18.

PRESERVATION OF FORTIS DEBT, JANELLE DEBT INTRA-GROUP DEBT AND INTERCOMPANY DEBT

Notwithstanding any provisions of this Deed, the Fortis Debt or the Janelle Debt or the IntraGroup Debt or the Intercompany Debt shall, solely as between the member of the Group and Fortis or Janelle or the Intra-Group Creditors or the Intercompnay Creditor remain owing or due and payable in accordance with the terms of the Fortis Documents or, as the case may be, the Janelle Documents or the Intercompany Loan Agreement, and interest and default interest will accrue on missed payments accordingly.

19.

 EFFECT OF THIS DEED

19.1

Nothing contained in this Deed shall:

19.1.1

require Fortis or Janelle to make any advance or to provide any facility to any member of the Group; or

19.1.2 as between the members of the Group and any of the Lenders affect or prejudice any rights or remedies of the Lenders under the Security

Documents, as the case may be, which shall remain in full force and effect according to their tenor as effective securities for all monies obligations and liabilities therein mentioned without limit subject only to the ranking of the charges thereby created and the subordination of payments in respect of the 31 Senior Debt and the Janelle Debt and the Fortis Debt as herein provided.

19.2

No purchaser dealing with any of the Senior Lender, Fortis or Janelle or                                          ealing with

any receiver appointed by any of them shall be concerned in any way with the provisions of this Deed but shall assume that the Senior Lender, Fortis or Janelle or any such receiver as the case may be are acting in accordance with the provisions of this Deed.

19.3

In the event of any conflict or inconsistency arising between any of the provisions of this Deed or any of the Security Documents and/or the Fortis

Documents or the

Janelle Documents the provisions of this Deed shall

prevail.

19.4

The provisions of this Deed shall regulate the rights and obligations of the parties

under the Security Documents the Fortis Documents and the

Janelle Documents  which shall in all respects take effect and be subject to the provisions of this Deed.

20.

POWER OF ATTORNEY

Each of the Intra-Group Creditors and the Obligors hereby irrevocably appoints the Senior

Lender as its attorney in its name or otherwise to execute any document of any kind required to be executed by it in order to perform any of the provisions of this Deed. The Senior

Lender may delegate this power.

21.

ENCUMBRANCES

21.1

Fortis and Janelle undertake that from and after the date hereof and so long as any Senior Debt remains outstanding Fortis and Janelle will not take,

accept or receive

the benefits of any Security Interest from any member of

the Group unless first or at

the same time there is conferred on the Senior Lender the benefit of a Security Interest over the same property ranking prior to the interest of Fortis and Janelle or the Senior Lender shall have declined to take the benefit of such encumbrance and shall have notified such decision to Fortis or Janelle within five days of notification of such proposed Security Interest to the Senior Lender.

21.2

The Senior Lender undertakes to Fortis and Janelle to notify them if the Senior Lender has given notice to Fortis, Janelle or any member of the Group requiring such member of the Group to create or issue any Security Interest in favour of the Senior Lender. In such circumstances, GMAC consents to Fortis or Janelle (with respect to the Loan Note Issuer only) taking, accepting or receiving the benefit of a second ranking Security Interest ranking after the interests of the Senior Lender, provided such Security Interest is obtained in accordance with the order of priorities listed in this Deed.

21.3

22.

ADDITIONAL OBLIGORS AND NEW SENIOR LENDER AND NEW BANK AN]) NEW INTRA-GROUP CREDITORS

22.1

Contemporaneously with any Additional Obligor becoming a party to the Facilities

f

Agreement, the Fortis Loan Agreement or the Janelle Documents (as the case may be)

and/or the delivery of security in respect thereof or pursuant thereto, each Additional Obligor shall execute and deliver to the Senior Lender an Intercreditor Accession Deed whereby this Deed shall be deemed amended as set out therein and shall be read and construed as if each Additional Obligor was a party hereto.

22.2

The parties hereto confirm that any person becoming a Senior Lender or taking the place of Fortis or Janelle or becoming an Intra-Group Creditor pursuant to the terms of the Facilities Agreement, the Fortis Loan Agreement or the Janelle Documents or any intra-group arrangements shall be obliged to enter into an Intercreditor Novation Deed so as to make such person a party to this deed as a Senior Lender or taking the place of Fortis or Janelle or an Intra-Group Creditor (as the case may be). Each party hereto makes an irrevocable offer without the need for any further action to each such person accordingly which may be accepted by such person becoming a Senior Lender or taking the place of Fortis or Janelle, or an Intra-Group Creditor.

22.3

Each of the parties hereto (other than the Senior Lender) hereby irrevocably authorizes the Senior Lender to execute as a deed any Intercreditor Accession Deed or Intercreditor Novation Deed on its behalf. The Senior Lender shall send copies of such deeds to all parties hereto.

22.4

The Senior Lender shall be entitled to agree to and execute and perform any documents and do such other acts or things as may in the reasonable opinion of the Senior Lender be necessary or expedient to give effect to this clause. The Senior

Lender shall send copies of such document to all parties hereto.

23,

J1JRISDICTION

23.1

This Deed shall be governed by and interpreted in accordance with English law.

23.2

Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of the  High Court of Justice in England but this Deed may be enforced in any court of competent jurisdiction.

24.

COUNTERPARTS

This Deed may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when executed and delivered, shall constitute an original, but all the counterparts shall together constitute one and the same instrument.

25.

THIRD PARTY RIGHTS

A person who is not party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.

26.

NOTICE

26.1

Communications to be in writing

All communications to be made hereunder shall be made in writing

26.2

Addresses for Service on any Obligor or Bank

Any notices, proceedings or other documents to be served on any Obligor or Bank pursuant to this Deed shall be addressed to it at its registered office marked for the attention of the Company Secretary or at such other address as any member of the Group or Bank shall hereafter advise the other parties hereto in writing

26.3.1

Any notices, proceedings or other documents to be served on Fortis pursuant to this Deed shall accordingly be sent to the following address:

23 Camomile Court

Camomile Street

London

EC3A 7PP

For the attention of: Loans Administration

Fax:

0207 444 8643

26.4

Address for service of the Senior Lender

Any notice to the Senior Lender shall be sent to the address specified in the Facilities Agreement or at such other address as it may hereafter advise the other parties in writing and shall be marked for the attention of the Head Operations or such other person as the Senior Lender may hereafter advise and other parties in writing. If any notice to the Senior Lender is not correctly addressed and marked for the attention of the person identified either in this Deed or subsequently then such notice shall be ineffective.

26.5

Address for service of Janelle

26.5.1

Janelle irrevocably appoints BNP Paribas Private Bank Plc as its agent for service of process in relation to any proceedings before the English courts in connection with any Senior Document and agrees that failure by the process agent to notify Janelle of the process will not invalidate the proceedings concerned.

26.5.2

Any notices, proceedings or other documents to be served on Janelle pursuant to this Deed shall accordingly be sent to the following address:

BNP Paribas Private Bank Plc

20-2 1 St James’s Street

London

SWlA IES

For the attention of:

Ian Grant/Charles Courtois

Telephone:

Fax:

26.6

Time Notices deemed to be given to any Obligor or Fortis or Janelle or the Senior Lender.

Any notice to any Obligor or Fortis or Janelle or Senior Lender shall be deemed to have been given:

26.6.1

if posted, two days following the day on which it has been properly dispatched by first class mail (airmail, if appropriate) postage prepaid;

26.6.2

if sent by facsimile transmission, when sent;

26.6.3

if delivered personally when so delivered; and

26.6.4

if sent by courier when received.

27.

FACILITIES AGREEMENT

To the extent that there is any inconsistency between the terms of this Deed and the terms of the Facilities Agreement the terms of this deed shall prevail.

IN WITNESS whereof this Deed has been entered into the day and year first above written.

SCHEDULE 1

Form of Intercreditor Accession Deed for Additional Obligors

TinS DEED is made

2001
BETWEEN:
(1)

[

J (“Relevant Party”)
(2)

([each an] [the] “Additional Obligor” [and together the “Additional Obligors”
WHEREAS:

(A)

This Deed is supplemental to an intercreditor deed (as amended or supplemented from time to time) (“Intercreditor Deed”) dated

2001

between

amongst

others the Company, the Senior Lender, Janelle and Fortis referred to therein.

(B)

The Additional Obligor[s] has [have] agreed to become party[ies] to the Intercreditor Deed pursuant to clause thereof.

IT IS HEREBY AGREED as follows:

1.

Words and expressions defined in the Intercreditor Deed have the same meaning when used in this Deed.

2.

The Intercreditor Deed shall henceforth be read and construed as if the Additional Obligor’s] had been [a] party[ies] thereto and accordingly references therein to “Obligor” and “Obligors” shall be deemed to include references to the Additional Obligor[sj.

3.

[Each of] the Additional Obligor[s] hereby undertakes to and covenants with the Senior Lender Janelle and Fortis in the same terms as it would have undertaken and covenanted if it had been [a] party[ies] to the Intercreditor Deed as Obligor.

4.

This Deed is given in favour of the parties to the Tntercreditor Deed from time to time and their respective successors, transferees and assigns.

5.

This Deed will be governed by and construed in accordance with English law.

IN WITNESS whereof the Additional Obligor[sj has [have] caused this Deed to be duly executed.

#

EXECUTED as a DEED by

 acting by:

)

Director

Director/Secretary

Form of Intercreditor Novation Deed for a New Senior Lender or New Bank

THIS DEED made

2001
BETWEEN:

(1)

GMAC COMMERCIAL CREDIT LIMITED

(2)

[Name of New Senior Lender] (“[New Senior Lender]/[New Bank]/[New Intra-Group Creditor]”)

WHEREAS:

(A)

This Deed is supplemental to an intercreditor deed (“Intercreditor Deed”) dated 2001 between, amongst others, the Senior Lender, Fortis, Janelle and the Obligors as referred to therein.

IT IS HEREBY AGREED as follows:

1.

Words and expressions defined in the Intercreditor Deed have the same meaning when used in this deed.

2.

The New Senior Lender/The New Bank/The New Intra-Group Creditor shall with effect on and from the date hereof be bound by the terms and conditions of the Inter-creditor Deed as a [Senior Lender]/[New Bank] as if it had been a party to the Inter-creditor Deed in the capacity of [Senior Lender]/[New Bank]/New Intra-Group Creditor].

3.

In consideration of the [New Senior Lender]/[New Bank]/[New Intra-Group Creditor] adopting all the rights and obligations of the Transferor under the Intercreditor Deed the Senior Lender on behalf of all of the parties to the Intercreditor Deed hereby releases and discharges the Transferor from all or any liability under the Inter-creditor Deed and in substitution therefore the [New Senior Lender]/[New Bank]/[New Intra-Group Creditor] hereby adopts all such rights and obligations].

4.

The address for notices of the [New Senior Lender]/[New Bank]/[New Intra-Group Creditor]for the purposes of the Intercreditor Deed is:

5.

This Deed shall be governed by and construed in accordance with the laws of England.

#

EXECUTED (but not delivered until the

date hereof) as a DEED by [NEW

SENIOR LENDER/NEW BANK/NEW

INTRA-GROUP CREDITORI acting by:

)

)

)

)

Director

Director/Secretary

SCHEDULE 3

The Obligors

1.

Hibernia Foods Holdings (UK) Limited (Company Number: 3587161)

2.

Majestic Food Group Limited (Company Number: 2464400)

3.

Hibernia Foods Limited (Company Number: 1866659)

4.

Hibernia Brands Limited (Company Number: 3587178)

5.

Hibernia Foods plc (Company Number: 113177960)

6.

Yeager Limited (Company Number: 1E209508)

7.

Hibemia Meats Limited (Company Number: 113175742)

8.

Hibemia Foods Trading House Limited (Company Number: 113175741)

9.

Hibernia Foods Finance Limited

10.

Hibernia Chilled Foods Limited (Company Number 4179175)

11.

Hibemia Holdings Limited (Company Number 4161793)

12.

Hibemia Foods Bakeries Limited (Company Number 850883)

The Fortis Property

Part A

I.

Leasehold property at Unit BT 2/28 Oakesway, Hartlepool (title number: CE 123779)

2.

Leasehold property at Unit BT 97/6 Park View Industrial Estate, Brenda Road, Hartlepool (title numbers: CE87359 and CE97741)

3.

Freehold property at Concorde Way, Preston Farm, Stockton-on-Tees (title number:

CE123477)

4.

All that freehold land lying on the north side of Lancaster Road, Carnaby Industrial Estate, Bridlington which is registered at HM Land Registry with title absolute under title numbers

H56281, H55 1979, H5162340 and H5182770.

Part B

1.

All items on the attached list.

2.

All right, title, benefit and interest of Bakeries (present, future, actual or contingent) in and to all insurances from time to time in respect of the items in paragraph 1 above and claims and all monies payable thereunder.

3.

All right, title, benefit and interest of Bakeries (present, future, actual or contingent) in and to all warranties and other claims under or in connection with the sale to or purchase by Bakeries of the items referred to in paragraph I above and/or its condition and repair and all contracts and agreements relating thereto.

#

EXECUTED (but not delivered until the date hereof) as a DEED by A. J. McLaren a duly authorized attorney for and on behalf of GMAC COMMERCIAL CREDIT LIMITED

)

)

)

)

)

A.

J. McLaren

The Obligors

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA FOODS LIMITED acting by:

)

)

)

Director

Oliver Murphy

Director/Secretary

CoIm Delves

EXECUTED (but not delivered until the date hereof) as a DEED by MAJESTIC FOOD GROUP LIMITED acting by:

)

)

)

Director

Oliver Murphy

Director/Secretary

Colm Delves

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA FOODS HOLDINGS (UK) LIMITED acting by:

)

)

)

)

Director

Oliver Murphy

Director/Secretary

PRESENT when the Common Seal of YEAGER LIMITED was affixed hereto

Coim Delves

)

)

Director

Oliver Murphy

Director/Secretary

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA BRANDS LIMITED acting by:

Colm Delves

)

)

)

Director

Oliver Murphy

Director/Secretary

CoIm Delves

Fortis

PRESENT when the Common Seal of HIBERNIA FOODS PLC was affixed hereto

)

)

)

Director

Oliver Murphy

Director/Secretary

Colm Delves

PRESENT

HIBERNIA

affixed hereto

when the Common Seal of MEATS LIMITED was

)

)

)

Director

Oliver Murphy

Director/Secretary

PRESENT when the Common Seal of

HIBERNIA FOODS TRADING HOUSE

LIMITED was affixed hereto

CoIm Delves

)

)

)

Director

Oliver Murphy

Director/Secretary

Colm Delves

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA FOODS FINANCE LIMITED acting by:

r

)

)

)

Director

Oliver Murphy

Director/Secretary

CoIm Delves

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA CHILLED FOODS LIMITED acting by:

)

)

)

Director

Oliver Murphy

Director/Secretary

EXECUTED (but not delivered until the date hereof) as a DEED by HIBERNIA HOLDINGS LIMITED acting by:

)

)

Colm Delves

)

Director

Oliver Murphy

Director/Secretary

EXECUTED (but not delivered until the date hereof) as a DEED by FORTIS BANK S.A./N.V. acting by Jamie Farrell as attorney on behalf of Fortis Bank SA/NV

Colm Delves

)

)

)

Jamie Farrell

Janelle

SIGNED as a DEED on behalf of )

JANELLE INVESTMENTS LIMITED

)

by:

)

#

Director

Director/Secretary

Dialogue Directors Limited Piccadilly Directors Limited

Intercompany Creditor

PRESENT when the Common Seal of

)
HIBERNIA FOODS PLC was affixed

)
hereto

)

Director

Director/Secretary

Oliver Murphy

Colm Delves

EXHIBIT 4 (u)

DATED 20 September 2001

HIBERNIA FOODS BAKERIES LIMTIED (1)

and

FORTIS BANK SAINV (2)

TillS GUARANTEE is dated

and made BETWEEN:

(1)

THE GUARANTOR or guarantors whose name(s) and address(es) or registered office are set out in Part A of the Schedule (together the “Guarantor”) and

(2)

FORTIS BANK SA!NY whose registered office is at Camomile Court, 23 Camomile Street, London, EC3A 7DP (the “Bank”).

NOW THIS DEED WITNESSES as follows:Interpretation

1.1

In this Guarantee:

(a)

the expression the “Bank” shall include its successors in title and assigns and this Guarantee shall be enforceable notwithstanding any reconstruction reorganization or change in the constitution of the Bank or its absorption in or amalgamation with any other person or the acquisition of all or part of its undertaking by any other person;

(b)

the expression the “Guarantor” shall mean and include every one or more of the persons liable hereunder (including each of the partners present and future in a firm) and his or their respective personal representatives and the receiver or other person lawfully acting on behalf of every such person;

(c)

the expression the “Customer” shall include every one or more of the persons referred to in clause 2.1 hereof (including each of the partners present and future in a firm) and their respective personal representatives and every one or more of the persons from time to time carrying on business in the name of the Customer or under the name in which the business of the Customer may from time to time be continued;

(d)

the expression “person” shall include an individual firm company corporation or unincorporated body of persons and the singular shall include the plural and vice versa;

(e)

the expression this “Guarantee” shall be construed as including each separate or independent stipulation or agreement herein contained;

(f)

references to Clauses and the Schedule are references to the clauses of and the schedule to this Guarantee.

Covenant to Pay

2.1

In consideration of the Bank at the request of the Guarantor granting or continuing to make available banking facilities or other accommodation for so long as it may think fit to the person or persons whose name(s) and address(es) are specified in Part B of the Schedule (together the “Customer”), the Guarantor hereby guarantees on demand to pay to the Bank all moneys and to discharge all obligations and liabilities whether actual or contingent now or at any time hereafter due owing or incurred by the Customer to the Bank in whatever currency denominated whether on any banking or other account or otherwise in any manner whatsoever and whether alone or jointly and severally and in whatever style name or form and whether as principal or surety including but not limited to all liability in connection with foreign exchange transactions swap arrangements issuing confirming accepting endorsing or discounting any notes or bills or under bonds guarantees indemnities documentary or other credits or any instruments whatsoever from time to time entered into by the Bank for or at the request of the Customer together with interest as set out in clause 2.2 commission fees and other charges and all legal and other costs charges and expenses incurred by the Bank in relation to the Customer or this Guarantee or any other guarantee indemnity or security for any moneys obligations or liabilities hereby guaranteed on a full and unqualified indemnity basis and whether incurred in the enforcement of any such documents obligations or liabilities or in any other manner whatsoever. Any statement of account of the

Customer signed as correct by any duly authorized officer of the Bank shall in the absence of manifest error be binding and conclusive evidence against the Guarantor of the indebtedness of the Customer to the Bank.

2.2

The Guarantor hereby agrees to pay interest from the date of demand until payment on all moneys obligations and liabilities hereby guaranteed (as well after as before any demand or judgment or liquidation administration receivership or other incapacity of the Customer) at the rate from time to time payable by the Customer (or at the rate which would have been payable but for the death bankruptcy unsoundness of mind insolvency liquidation dissolution winding up administration or receivership or other incapacity of the Customer or any arrangement or composition with the creditors of the Customer) upon such days and upon such terms as the Bank may from time to time determine and such interest shall be compounded at quarterly intervals or for such other periods as determined by the Bank in the event of it not being punctually paid in accordance with the usual practice of the Bank but without prejudice to the right of the Bank to require payment of such interest when due.

2.3

The total principal amount recoverable from each Guarantor under this Guarantee shall not exceed the aggregate of (i) the amount (if any) specified in Part C of the Schedule or its equivalent as conclusively determined by the Bank in other currencies at the date of payment and (ii) all interest and commission thereon and all costs charges and expenses referred to in clause 2.1. If no amount is specified in Part C of the Schedule then the principal amount so recoverable is not subject to any limit.

Indemnity

3.1

As a separate and independent stipulation, the Guarantor agrees that if any purported obligation or liability of the Customer to the Bank is not or ceases to be valid or enforceable against the Customer on any ground whatsoever whether or not known to the Bank including but not limited to any illegality or defect in or want of powers of the Customer or irregular exercise thereof or any lack of authority by any person purporting to act on behalf of the Customer or any legal or other limitation (whether under the Limitation Acts or otherwise) disability or incapacity or any change in the constitution of or any amalgamation or reconstruction or the death bankruptcy unsoundness of mind insolvency liquidation dissolution winding up administration or receivership of the Customer the Guarantor shall nevertheless be liable to the Bank in respect of that purported obligation or liability as if the same were fully valid and enforceable and the Guarantor were the principal debtor in respect thereof. The Guarantor hereby agrees to keep the Bank fully indemnified against all damages loss costs and expenses arising from any failure of the Customer to discharge or otherwise carry out any such purported obligation or liability.

3.2

The liability of the Guarantor shall not be affected nor shall this Guarantee be discharged or diminished by reason of:

(a)

any present or future bill note guarantee indemnity mortgage charge pledge lien or other security or right or remedy of the Bank being or becoming wholly or in part void voidable or unenforceable on any ground whatsoever or by the Bank from time to time dealing with exchanging varying realizing releasing or failing to perfect or enforce any of the same; or

(b)

the Bank compounding with discharging releasing or varying the liability of or granting any time indulgence or concession to the Customer or any other person or confirming renewing determining varying or increasing any bills promissory notes or other accommodation or facility in any manner whatsoever or concurring in accepting or varying any compromise arrangement or settlement or omitting to claim or enforce payment from the Customer or any other person liable; or

(c)

any act or omission which would not have discharged or affected the liability of the Guarantor had the Guarantor been principal debtor instead of guarantor or by anything done or omitted which but for this provision might operate to exonerate the Guarantor.

4.1

This Guarantee is a continuing security and shall secure the ultimate balance from time to time owing to the Bank by the Customer in any manner whatsoever notwithstanding the death bankruptcy unsoundness of mind insolvency liquidation dissolution winding up administration or receivership or other incapacity or any change in the constitution of the Customer or the Guarantor or in the name or style thereof (or the retirement or death of any partner or the introduction of any further partner of the Customer or the Guarantor) or any settlement of account or other matter whatsoever until six months after receipt by the Bank of notice in writing to determine the same signed by the Guarantor provided always that if there is more than one Guarantor notwithstanding determination by one or more of the same this Guarantee is to remain a continuing security as to the others and such notice shall not affect the liability of the Guarantor for moneys obligations or liabilities present or future actual or contingent due owing or incurred or arising out of obligations incurred prior to the expiration of such six month period.

4.2

Notwithstanding any such notice or that this Guarantee ceases to be continuing for any reason whatever, the Bank may continue any account of the Customer or open one or more new accounts and the liability of the Guarantor hereunder shall not in any manner be reduced or affected by any subsequent transactions or receipts or payments into or out of any such account.

Additional Security

5.1

This Guarantee is in addition to and shall not merge with or otherwise prejudice or affect any contractual or other right or remedy or any other guarantee indemnity lien pledge bill note mortgage charge or other security now or hereafter held by or available to the Bank and may be enforced notwithstanding the same or the invalidity thereof.

6

Counter Security

6.1

The Guarantor warrants to the Bank that it has not taken or received and undertakes that it will not take or receive the benefit of any security from the Customer or any other person extending to liabilities under this Guarantee. If any such security is taken or the Guarantor receives the benefit of the same, the Guarantor shall forthwith deposit with the Bank an amount equal to the value of the same until such security is released or the benefit thereof is returned to the Customer.

Waiver by the Guarantor

7.1

Until all moneys obligations and liabilities whether actual or contingent now or at any time hereafter due owing or incurred to the Bank by the Customer have been paid or satisfied in full (which eventuality shall not be met by mere payment of a dividend in liquidation or bankruptcy or under any compromise or arrangement), the Guarantor agrees that without the prior written consent of the Bank it will not exercise its rights of subrogation reimbursement and indemnity against the Customer or any other person liable and agrees not to demand or accept repayment in whole or in part or to negotiate assign charge or otherwise dispose of any moneys obligations or liabilities now or hereafter due or owing to the Guarantor from the Customer or any other person liable or to demand or accept any promissory note bill of exchange guarantee indemnity mortgage charge or other security from the same or to take any step to enforce any right against the Customer or any other person liable or to claim any set-off or counterclaim against the same or to claim or prove in competition with the Bank in the bankruptcy or liquidation of the Customer or any other person liable or have the benefit of or share in any payment or composition from the same or in any other guarantee indemnity or security now or hereafter held by the Bank for any moneys obligations or liabilities of the Customer save that until demand is made by the Bank hereunder the Customer may pay to the Guarantor moneys owing in respect of bona fide arms’ length transactions entered into by the Customer and the Guarantor in the ordinary course of business. If the Guarantor receives any payment promissory note bill of exchange guarantee indemnity mortgage charge or other security or other benefit or exercises any set-off or counterclaim or otherwise acts in breach of this clause, the Guarantor shall forthwith deposit with the

Bank an amount equal to the value of any benefit derived directly or indirectly therefrom and pending such deposit to hold the benefit so derived in trust for the Bank.

Set-off

8.1

The Guarantor hereby agrees that the Bank may at any time without notice (as well after as before demand) notwithstanding any settlement of account or other matter whatsoever combine or consolidate all or any of its then existing accounts (whether current deposit loan or of any other nature whatsoever and whether subject to notice or not and whether in sterling or in any other currency) of the Guarantor including accounts in the name of the Bank (or if more than one Guarantor of any one or more of the same) whether alone or jointly with others wheresoever situate and set-off or transfer any sum standing to the credit of any one or more such accounts in or towards satisfaction of any moneys owing by or obligations or liabilities of the Guarantor to the Bank (whether such liabilities be present future actual or contingent, primary or collateral and several or joint). Where such combination set-off or transfer requires the conversion of one currency into another such conversion shall be calculated at the then prevailing spot rate of exchange of the Bank (as conclusively determined by the Bank) for purchasing the currency in which the moneys obligations or liability were due owing or incurred with the existing currency so converted.

8.2

The Bank may, in its discretion, determine any deposit of any of the Guarantors with the Bank prior to its stated maturity date for the purpose of effecting any set-off pursuant to clause 8.1.

Lien

9.1

Until payment of all moneys obligations and liabilities hereby guaranteed the Bank shall have a lien on all property and assets of the Guarantor from time to time in the possession of and a charge over all its stocks shares and other marketable or other securities from time to time registered in the name of the Bank or its nominees (including but not limited to negotiable and non-negotiable instruments and stocks shares and marketable or other securities) whether such property is held for safe custody or otherwise. If any such moneys obligations or liabilities are not duly satisfied or discharged, the Bank may (at its absolute discretion and at such times as it deems appropriate) sell such property and assets as agent for the Guarantor and apply the proceeds towards the said moneys, obligations and liabilities and the expenses of the sale and shall, upon accounting to the Guarantor for the balance (if any) remaining, be discharged from all liabilities whatsoever in respect of such property and assets.

Payment and Currencies

10.1

All sums payable by the Guarantor under this Guarantee shall be paid to the Bank in London or otherwise as it may from time to time direct in full free of any present or future taxes levies imposts duties charges fees or withholdings and without any set-off counterclaim restriction condition or deduction whatsoever. If the Guarantor is compelled by law to make any deduction or withholding, the Guarantor will promptly pay to the Bank such additional amount as will result in the net amount received by the Bank being equal to the full amount which would have been receivable had there been no deduction or withholding. Any additional amount paid under this clause shall not be treated as interest but as agreed compensation.

10.2

Payment shall be either in the currency in which the moneys obligations or liabilities of the Customer were due owing or incurred or (if that currency is other than sterling) at the option of the Bank in sterling (such other currency being converted into sterling at the spot rate of exchange of the Bank as conclusively determined by the Bank for purchasing such currency with sterling prevailing on the date of actual payment). Unless the Bank shall exercise such option to receive payment in sterling by notice in writing, no payment to the Bank (whether under any judgment or court order of otherwise) shall discharge the obligation or liability in respect of which it was made unless and until the Bank shall have received payment in full in the currency in which such obligation or liability was incurred and to the extent that the amount of any such payment shall on actual conversation into such currency fall short of such obligation or liability expressed in that currency, the Bank shall have a further separate cause of action against the Guarantor to recover such sums as shall after conversion into that currency pay the amount of the shortfall.

10.3

If and to the extent that the Guarantor fails to pay the amount due on demand the Bank may in its absolute discretion without notice to the Guarantor purchase at any time thereafter so much of a currency as the Bank considers necessary or desirable to cover the obligations and liabilities of the Customer in such currency hereby guaranteed at the then prevailing spot rate of exchange of the Bank (as conclusively determined by the Bank) for purchasing such currency with sterling and the Guarantor hereby agrees to indemnify the Bank against the full sterling price (including all costs charges and expenses) paid by the Bank.

10.4

All moneys received or held by the Bank from the Customer or under this Guarantee may from time to time be converted into such other currency as the Bank considers necessary or desirable to cover the obligations and liabilities of the Customer in that currency at the then prevailing spot rate of exchange of the Bank (as conclusively determined by the Bank) for purchasing that other currency with the moneys so received or held.

10.5

The Bank shall not be liable to the Guarantor for any loss resulting from any fluctuation in exchange rates before or after the exercise of the foregoing powers.

Suspense Account

11.1

Any money received in connection with this Guarantee may be placed to the credit of a suspense account with a view to preserving the rights of the Bank to prove for the whole of its claims against the Customer or any other person liable or may be applied by the Bank in or towards satisfaction of such of the moneys obligations or liabilities of the Customer hereby guaranteed as the Bank in its absolute discretion may from time to time conclusively determine.

Conditional release of the Guarantor

12.1

Any release discharge or settlement between the Guarantor and the Bank shall be conditional upon no security disposition or payment to the Bank by the Customer the Guarantor or any other person liable being void or being set aside or ordered to be refunded pursuant to any law or enactment relating to bankruptcy liquidation or insolvency or for any other reason whatever and if such condition shall not be fulfilled the Bank shall be entitled to enforce this Guarantee subsequently as if such release discharge or settlement had not occurred and any such payment had not been made.

Retention of this Document

13.1

The Bank shall be entitled to retain the Guarantee and any security held for the liability of the Guarantor hereunder for such period as the Bank may determine being not less than two years and one month after the discharge or satisfaction of all moneys obligations and liabilities that are or may become due owing or incurred to the Bank from the Customer or in the event of the insolvency of or the commencement of winding-up of the person making such payment or effecting such discharge or satisfaction for such further period as the Bank may determine.

Warranties

14.1

The Guarantor (if a company) hereby warrants, represents and undertakes to the Bank that:

(a)

it is duly incorporated and has full power to carry on its business as now being conducted and to own its property and other assets and to enter into and perform and will perform its obligations under this Guarantee and all necessary corporate shareholder and other action to enable it to execute deliver and perform the same has been taken and it has obtained and will maintain in full force and effect all necessary consents licenses and authorities and no limitation on its powers to borrow or give guarantees will be exceeded as a result of this Guarantee;

(b)

this Guarantee has been validly created and constitutes a valid and legally binding obligation on the Guarantor enforceable in accordance with its terms;

(c)

the creation of this Guarantee and the performance and observance of the obligations hereunder does not and will not (i) contravene any existing applicable law statute rule or regulation or any judgment decree or permit to which it is subject; (ii) conflict with or result in any breach of any of the terms of or constitute a default under any agreement or other instrument to which it is a party or is subject to or by which it or any of its property is bound; or (iii) contravene or conflict with any provision of its incorporation documents; and

(d)

it is not in default in respect of any material financial commitment or obligation including but not limited to any guarantee indemnity bond or like obligation or in breach of any agreement or arrangement or statutory or other legal requirement to an extent or in a manner which might have a material adverse effect on its business assets or financial condition.

Notices

15.1

Without prejudice to any other effective mode of service, any notice or demand shall be deemed to have been properly served on the Guarantor:

(a)

In the case of a corporate Guarantor, if served personally on any one of the Director or on the Secretary of the Guarantor or delivered or sent by first-class letter post telex telegram cable or facsimile transmission to the Guarantor at its registered office as set out herein or at any of its principal places of business; and

(b)

in the case of any individual Guarantor (or a partnership), if served personally on the Guarantor (or any partner) or his personal representatives personally or delivered or sent by first-class letter post telex telegram cable or facsimile transmission to the Guarantor (or to any partner) at his (or its) address last known to the Bank; in the case of the death of the Guarantor and until the Bank has been notified in writing of the grant of probate or letters of administration, any demand left or sent by first-class letter post telex telegram cable or facsimile transmission to the Guarantor or his personal representatives at his address last known to the Bank shall for all purposes be deemed a sufficient demand.

15.2

Any such notice or demand sent by first class letter post shall be deemed to have been served on the addressee at 10.00 a.m. on the next succeeding business day notwithstanding that it be undelivered or returned undelivered and in proving such service it shall be sufficient to prove that the notice or demand was properly addressed and posted. Any notice or demand sent by telex telegram or cable on a business day shall be deemed to have been served at the time of dispatch and in the case of a facsimile transmission sent on a business day when received in complete and legible form.

Miscellaneous

16.1

No failure or delay by the Bank in exercising any power right or remedy shall operate as a waiver thereof nor shall any single or any partial exercise of any power or waiver or any right or remedy preclude its further exercise or the exercise of any other right or remedy.

16.2

Each of the provisions of this Guarantee is severable and distinct from the others and if at any time one or more of such provisions is or becomes illegal invalid or unenforceable, the validity legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

16.3

The clause headings are for convenience only and have no legal effect.

16.4

This Guarantee is and will remain the property of the Bank.

16.5

Except as provided in this Guarantee, the terms of this Guarantee may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded. Notwithstanding a new provision of this Guarantee the parties to it do not require the consent of any third party to rescind or vary it at any time.

Jurisdiction

17.1

This Guarantee shall be govemed by and interpreted in accordance with English Law. The Guarantor hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the High Court of Justice in England but this Guarantee may be enforced by the Bank in any court of competent jurisdiction. The taking of proceedings in any one or more jurisdictions does not preclude the taking of proceedings in any other jurisdiction whether concurrently or not. If the address, registered office or principal place of business of the Guarantor is not in England, the Guarantor hereby irrevocably authorizes and appoints the Customer to accept service of all legal process arising out of or in connection with this Guarantee, and service on the Customer shall be deemed to be service on the Guarantor. If requested by the Bank, the Customer shall appoint another agent for service of process in England.

IN WITNESS whereof this deed of Guarantee has been entered into on the date first above written.

Schedule

Part A

The Guarantor s

1

(a)

Full Name: Hibemia Foods Bakeries Limited

(b)

Address (Registered Office): 2-32 Oakesway, Oakesway Business Park, Hartlepool, T524 ORE

(c)

Registered Company Number: 00850883

(d)

Place of Incorporation: England

Part B - The Customer(s)

1

(a)

Full Name: Hibemia Foods Limited

(b)

Address: 2-32 Oakesway, Oakesway Business Park, Hattlepool, T524 ORE

(c)

Registered Company Number: 1866659

(d)

Place of Incorporation: England

2

(a)

Full Name: Hibemia Foods Holdings (UK) Limited

(b)

Address: 2-32 Oakesway, Oakesway Business Park, Hartlepool, T524 ORE

(c)

Registered Company Number: 3587161

(d)

Place of Incorporation: England

3

(a)

Full Name: Majestic Food Group Limited

(b)

Address: 2-32 Oakesway, Oakesway Business Park, Hartlepool, T524 ORE

(c)

Registered Company Number: 2464400

(d)

Place of Incorporation: England

4

(a)

Full Name: Hibemia Brands Limited

(b)

Address: 2-32 Oakesway, Oakesway B~isiness Park, Hartlepool, T524 ORE

(c)

Registered Company Number: 3587178

(d)

Place of Incorporation: England

5

(a)

Full Name: Hibemia Foods Plc

(b)

Address: 68 Merrion Square, Dublin 2, Ireland

(c)

Registered Company Number: 177969

(d)

Place of Incorporation: Ireland

6

(a)

Full Name: Hibemia Meats Limited

(b)

Address: 68 Merrion Square, Dublin 2, Ireland

(c)

Registered Company Number: 175742

(d)

Place of Incorporation: Ireland

7

(a)

Full Name: Hibemia Foods Trading House Limited

(b)

Address: 68 Merrion Square, Dublin 2, Ireland

(c)

Registered Company Number: 175741

(d)

Place of Incorporation: Ireland

8

(a)

Full Name: Yeager Limited

(b)

Address: 68 Merrion Square, Dublin 2, Ireland

(c)

Registered Company Number: 209508

(d)

Place of Incorporation: Ireland

9

(a)

Full Name: Hibemia Holdings Limited

(b)

Address: 2-32 Oakesway, Oakesway Business Park, Hartlepool, T524

ORE

(c)

Registered Company Number: 4161793

(d)

Place of Incorporation: England

10

(a)

Full Name: Hibemia Chilled Foods Limited

(b)

Address: 2-32 Oakesway, Oakesway Business Park, Hartlepool, T524

ORE

(c)

Registered Company Number: 4179175

(d)

Place of Incorporation: England

Part C - Total amount recoverahie under this Guarantee

(subject to clause 2.3)

If no amount is specified, then the amount recoverable under this Guarantee is not subject to any limit.

EXECUTED and DELIVERED as a

DEED by HIBERNIA FOODS BAKERIES

LIMITED

Oliver Murphy Director

Colm Delves

Director/Secretary

EXECUTED as a DEED by

as Attorney for FORTIS BANK S.A./N.V.

EXHIBIT 4(v)

CERTIFICATE OF THEEGISTRATION

OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 00850883

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT

A LEGAL CHARGE DATED THE 20th SEPTEMBER 2001 AND CREATED BY HIBERNIA

FOODS BAKERIES LIMITED FOR SECURING ALL MONIES DUE OR TO BECOME DUE

FROM THE COMPANY TO FORTIS BANK S.A./N.V. ON ANY ACCOUNT WHATSOEVER

WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT

1985 ON THE 25th SEPTEMBER 2001.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 27th SEPTEMBER 2001

We certify that this is a true

Copy of the original

Eversheds

1011010 Solicitors,  Leeds LS12JB

OF

~ZAND ~

ThE OFFICIAL SEAL OF THE

REGISTRAR OF COMPANIES

Companies House

____ for the record

#

DATED 20 September 2001

HIBERNIA FOODS BAKERIES LIMITED (1)

and

                                FORTIS BANK S.A./N.V. (2)

LEGAL CHARGE

from a limited company

(full form)

THIS LEGAL CHARGE is dated  20 September  2001 and  made BETWEEN:

(1)

HIBERNIA FOODS BAXERJES LIMITED (registered in England and Wales with Company Number 00850883) whose registered office is at 2-32 Oakesway, Oakesway Business Park, Hartlepool, T524 ORE (the “Mortgagor’) and

(2)

FORTIS BANK S.A./N.V. whose registered office is at Camomile Court, 23 Camomile Street, London, EC3A 7PP (the Bank”)

NOW THIS DEED WITNESSES as follows:

Interpretation

1.1

In this Legal Charge:

(a)

the clause headings are for convenience only and have no legal effect and references to clauses and schedules are to clauses and schedules of this Legal Charge unless otherwise stated;

(b)

the expressions the “Mortgagor” and the “Bank” where the context admits include their respective successors and assigns whether immediate or derivative;

(c)

the expression “Receiver” includes an administrative receiver and a receiver and/or manager;

(d)

“Act” means the Law of Property Act 1925; and

(e)

“Environmental Matters” means any substance waste (as defined by the Environmental Protection Act 1990) emissions contamination or activity perceived as capable of causing harm to any living organism or public health and welfare or of damaging the environment or any matters relating to the conservation or protection of the environment or of any living organism or relating to nuisance noise defective premises or health and safety;

(g)

“Facility Agreement” means a facility agreement dated 9 May 2001 between Hibernia Foods Limited and the Bank in respect of a term loan facility off7,400,000;

(h)

“Permitted Encumbrance” means any Encumbrance created pursuant to the Permitted Security;

(i)

“Permitted Security” means the legal charge executed on the date hereof by the Company in favour of GMAC over the property hereby charged;

2

Covenant to Pay

2.1

The Mortgagor hereby covenants that it will on demand pay to the Bank all moneys and discharge all obligations and liabilities whether actual or contingent now or hereafter due owing or incurred to the Bank by the Mortgagor in whatever currency denominated whether on any banking or other account or otherwise in any manner whatsoever (whether alone or jointly and in xvhatever style name or form and whether as principal or surety) when the same are due including all liabilities in connection with foreign exchange transactions swap arrangements issuing confirming accepting endorsing or discounting any notes or bills or under bonds guarantees indemnities documentary or other credits or any instmments whatsoever from time to time entered into by the Bank for or at the request of the Mortgagor together with interest to the date of payment at such rates and upon such terms as may from time to time he agreed commission discount fees and other charges and all legal and other costs charges and expenses incurred by the Bank in relation to the Mortgagor or the property hereby charged (together with Value Added Tax thereon) on a full and unqualified indemnity basis.

2.2

If this Legal Charge is executed as security for a guarantee in respect of the obligations of a third party the total amount recoverable under this Legal Charge shall not exceed the amount (if any) specified in Part C of the Schedule or its equivalent as conclusively determined by the Bank in other currencies at the date of payment with interest and commission thereon and all costs charges and expenses referred to in clause 2.1.

If no amount is specified in Part C of the Schedule then the amount recoverable is not subject to any limit.

3.

Events of Default

3.1

The Bank shall cease to be under any further commitment to the Mortgagor and all moneys obligations and liabilities hereby secured shall immediately become due and payable on demand and the Mortgagor shall provide cash cover on demand for all contingent liabilities of the Mortgagor to the Bank and for all notes or bills drawn accepted endorsed or discounted and all bonds guarantees indemnities documentary or other credits or any instruments whatsoever from time to time issued or entered into by the Bank for or at the request of the Mortgagor on the occurrence of any of the following events of default namely:

(a)

if the Mortgagor fails to pay on the due date any money or to discharge any obligation or liability payable by it from time to time to the Bank or fails to comply with any term or condition covenant or provision of this Legal Charge or any facility from the Bank or to perform any obligation or liability of the Mortgagor to the Bank or if any representation warranty or undertaking from time to time made to the Bank by the Mortgagor is or becomes incorrect or misleading in a material respect;

(b)

if the Mortgagor defaults under any trust deed loan agreement debenture or other agreement facility or commitment or obligation relating to borrowing (which expression includes all liabilities in respect of acceptance or other credits and drawing accepting endorsing or discounting any notes or bills all unpaid rental and other liabilities present and future under hire-purchase credit sale conditional sale leasing and similar agreements and all liabilities under debt purchase factoring and like agreements contingent on non-payment of any debt) or under any guarantee (which expression includes all contingent liabilities undertaken in respect of the obligations or liabilities of any third party including all guarantees indemnities or bonds whether constituting primary or secondary obligations or liabilities) or if any borrowing or other money payable under any of the foregoing becomes or is capable of being declared payable prior to its stated maturity or is not paid when due or if any security from time to time created by the Mortgagor becomes enforceable;

(c)

if (in the case of a corporate Mortgagor) a petition is presented or an order made or a resolution passed or analogous proceedings are taken for appointing an administrator of or winding up of the Mortgagor or if a notice is issued convening a meeting for the purpose of passing any such resolution or a resolution to purchase or redeem or reduce the issued share capital of the Mortgagor (save for the purpose of and followed within four months by an amalgamation or reconstruction not involving or arising out of insolvency on teuns previously approved in writing by the Bank) or to comply with section 142 of the Companies Act 1985;

(d)

if (in the case of an individual Mortgagor) a petition is presented or an order made or analogous proceedings are taken for making the Mortgagor bankrupt or if the Mortgagor dies or becomes of unsound mind;

(e)

if an encumbrancer takes possession or exercises or attempts to exercise any power of sale or an administrative receiver or receiver is appointed of the whole or any part of the undertaking property assets or revenues of the Mortgagor;

(f)

if any final judgment or order made against the Mortgagor is not complied with within seven days or if an execution distress sequestration or other process is levied or enforced upon or sued out against any part of the undertaking property assets or revenues of the Mortgagor;

(g)

if the Mortgagor stops payment or agrees to declare a moratorium or becomes or is deemed to be insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 or when they fall due or if a notice is issued convening a meeting of or the Mortgagor proposes or enters into any composition or arrangement with its creditors generally or any class of creditors;

(h)

if the Mortgagor without the prior consent in writing of the Bank ceases or threatens to cease to carry on business or any material part thereof in the normal course or changes the nature or mode of conduct of trading in any respect which the Bank may consider material;

(i)

if any material part of the property assets or revenues of the Mortgagor is sold or disposed of or threatened to be sold or disposed of (otherwise than in the normal course of trading) whether in a single transaction or a number of transactions or all or any part of the Property hereby charged is nationalised compulsorily acquired seized repossessed or appropriated (or if the Bank receives any notice formal or otherwise that this may occur) or if any partnership in which the Mortgagor is or becomes a partner is dissolved;

(j)

if any necessary consent to the user of the property hereby charged for its existing use is revoked or withdrawn or if any notice served with a view to forfeiture of any leasehold premises hereby charged pursuant to section 146 of the Act is not complied with within the period specified;

(k)

if any part of the security hereby created or any guarantee indemnity or other security for any money obligation or liability hereby secured fails or ceases in any respect to have full force and effect or to be continuing or is terminated or disputed or becomes in jeopardy invalid or unenforceable;

(1)

if any licence authorization consent or registration at any time necessary or desirable to enable the Mortgagor to comply with its obligations to the Bank or to carry on its business in the normal course shall be revoked withheld or materially modified or shall fail to be granted or perfected or shall cease to remain in full force and effect;

(in)

if(in the case of a corporate Mortgagor) control (as defined in section 435(10) of the Insolvency Act 1986) or the power to take control of the Mortgagor is acquired by any person or company or group of associates (as defined in such section) not having control of the Mortgagor at the date hereof (unless with the prior consent in writing of the Bank);

(n)

if in any country in which the Mortgagor carries on business or has assets any event occurs which corresponds with or has an effect similar to any of the foregoing events or if the Mortgagor becomes subject to proceedings or an order, appointment or filing under the insolvency laws of such country;

(o)

if there is a breach of any law in relation to Environmental Matters or if there is a breach revocation or modification of any licence applicable to the Mortgagor its business or assets or a claim is made against the Mortgagor in respect of Environmental Matrers which in each case could reasonably be expected to have a material adverse effect on the financial condition of the Mortgagor or any of its subsidiaries or on the value or marketability of any of the assets of the Mortgagor or if the Bank becomes liable in respect of any Environmental Matters or its claims are subordinated to the claims or rights of any environmental agency;

(p)

if:

(i)

any of the foregoing events occurs without the prior consent in writing of the Bank in relation to (a) any third party which now or hereafter has guaranteed or provided security for or given an indemnity in respect of any money obligation or liability hereby secured or (b) any subsidiary or holding company (as defined by sections 736 and 736A of the Companies Act 1985) of the Mortgagor or of any such third party or any subsidiary of any such holding company; or

(ii)

any individual now or hereafter liable as such third party shall die or became of unsound mind or have a bankruptcy petition presented or an interim order or a bankruptcy order made against them or enter into any composition or arrangement with their creditors generally;

provided that for so long as amounts are outstanding under the Facility Agreement, the events of default in paragraphs (a) to (p) (inclusive) above shall be deemed to be replaced by the events of default in clause 19.1 to 19.14 (inclusive) of such Facility Agreement as if set out here in full.

3.2

The Mortgagor hereby covenants inmiediately to notify the Bank in writing of the occurrence of any of the events of default specified in clause 3.1 (or such events as may, pursuant to the proviso at the end of clause 3.1 replace the events specified in clause 3.1) or of the occurrence of any event which with the lapse of time giving of notice or satisfaction of any condition will or may constitute an event of default.

Interest

4.1

The Mortgagor shall pay commission interest fees and charges to the date of payment (as well after as before any demand or judgment or the liquidation or administration or bankruptcy or other incapacity of the

Mortgagor) at the rates and upon the terms from time to time agreed with the Bank or in the absence of agreement at the rate set out in Part B(i) of the Schedule (the ‘Interest Rate”) upon such days as the Bank may from time to time determine and such interest shall be compounded in the event of it not being punctually paid at quarterly intervals in accordance with the usual practice of the Bank or for such other periods as determined by the Bank but without prejudice to the right of the Bank to require payment of such interest when due.

Charging Clause

5.1

The Mortgagor hereby charges to the Bank by way of first legal mortgage and with full title guarantee as a continuing security for the payment of all moneys and the discharge of all obligations and liabilities hereby covenanted to be paid or otherwise hereby secured: (a) the freehold and leasehold property of the Mortgagor specified in Part D of the Schedule and all buildings and fixtures (including tenant’s and trade fixtures) from time to time on any such property; and (b) all plant machinery vehicles computers and office and other equipment from time to time on any such property both present and future (the property and assets in (a) and (b) being together the “Property”).

5.2

The Mortgagor hereby charges to the Bank by way of first fixed charge and with full title guarantee as a continuing security for the payment of all moneys and the discharge of all obligations and liabilities hereby covenanted to be paid or otherwise hereby secured: the benefit of all rights and claims of any nature whatsoever against (i) any lessees licensees or other occupiers from time to time of the whole or any part of the Property due or owing or which may become due or owing to the Mortgagor; (ii) all guarantors and sureties for the obligations of such lessees or occupiers; and (iii) any persons who are under any obligation to the Mortgagor in respect of any works of design construction repair or replacement to on or about the whole or any parts of the Property (the “Claims”).

5.3

The Mortgagor hereby applies to the Chief Land Registrar for the registration against the registered titles (if any) of the Property specified in Part D of the Schedule (and any unregistered properties subject to compulsory first registration at the date hereof) of the folloxving restriction:

“Except under an Order of the Registrar no dealing charge or other security interest is to be registered or noted without the consent of the proprietor for the time being of Charge No.{this Mortgage)”

5.4

The Mortgagor hereby agrees that the Bank may at any time without notice after an event of default or in making demand notwithstanding any settlement of account or other matter whatsoever combine or consolidate all or any of its then existing accounts including accounts in the name of the Bank or of the Mortgagor jointly with others (whether current deposit loan or of any other nature whatsoever whether subject to notice or not and whether in sterling or in any other currency) wheresoever situate and set-off or transfer any sum standing to the credit of any one or more such accounts in or towards satisfaction of any obligations or liabilities of the Mortgagor to the Bank whether such liabilities be present future actual contingent primary collateral several or joint. Where such combination set-off or transfer requires the conversion of one currency into another such conversion shall be calculated at the then prevailing spot rate of exchange of the Bank (as conclusively determined by the Bank) for purchasing the currency for which the Mortgagor is liable with the existing currency.

Covenants by the Mort~a~zor

6.1

The Mortgagor hereby covenants with the Bank that during the continuance of this security the Mortgagor will and in the case of a corporate Mortgagor shall procure that each of its subsidiaries will at all times:

(a)

observe and perform all restrictive and other covenants and stipulations from time to time affecting the Property or the mode of user or enjoyment of the same and not without the prior consent in writing of the Bank enter into any onerous or restrictive obligations affecting any part of the Property or make any stmctural or material alteration thereto or do or suffer to be done on any part of the Property anything which is development within the meaning of the legislation relating to town and country planning from time to time and any orders and regulations thereunder nor do or suffer or omit to be done any act matter or thing whereby any provision of any Act of Parliament order or regulation from time to time in force affecting the Property is infringed;

(b)

keep all its buildings and erections and all roads passageways pipes wires cables drains and sanitary and water apparatus and all plant machinery fixtures fittings vehicles computer and office and other equipment and effects and every part thereof in or upon the Property in good and substantial repair and in good working order and condition and not pull down or remove or sell or otherwise dispose of any of the same without the prior consent in writing of the Bank except in the ordinary course of use repair maintenance or improvement. If the Mortgagor is at any time in default in complying with this covenant the Bank shall be entitled but not bound to repair and maintain the same with power for the Bank its agents and their respective employees to enter the Property for that purpose or to inspect the same and any sum so expended by the Bank shall be repayable by the Mortgagor to the Bank on demand;

(c)

(i)

at its own expense insure and keep insured all the Property of an insurable nature with insurers previously approved by the Bank in writing against loss or damage by fire civil commotion explosion subterranean fire earthquake subsidence land-slip heave aircraft (and articles dropped therefrom) and other aerial devices flood storm lightning burst pipes theft malicious damage impact terrorism and such other risks and contingencies as the Bank shall from time to time request to the full replacement cost thereof from time to time including architects surveyors engineers and all other professional fees and demolition charges together with full provision for estimated inflation and loss of rent for three years either in the joint names of the Mortgagor and the Bank (with waiver of premiums payable by the Bank) or in such other manner to the satisfaction of the Bank with the policy containing such provisions for the protection of the Bank as the Bank may reasonably require to avoid the interest of the Bank being prejudiced by any act of the Mortgagor or of any occupier;

(ii)

maintain such other insurance policies either in the joint names of the Mortgagor and the Bank (with waiver of premiums payable by the Bank) or in such other manner to the satisfaction of the Bank containing like provisions for the protection of the Bank as are normally maintained by pnident persons owning property of a nature similar to the property hereby charged;

(iii)

duly pay within one week of the same becoming due all premiums and other moneys necessary for effecting and keeping up such insurances and on demand produce to the Bank the policies of such insurance and proof of such payments failing which the Bank may take out or renew such insurances in any sum which the Bank may think expedient and all moneys expended by die Bank under this provision shall be reimbursed by the Mortgagor on demand;

(iv)

pay or arrange to pay all moneys to be received by virtue of any insurance relating to the Property maintained or effected by the Mortgagor (whether or not in pursuance of the obligations hereunder) and which are hereby charged to and shall be paid to the Bank (or if not paid by the insurers directly to the Bank held on trust for the Bank) and shall (except where otherwise required by law or by any lease affecting all or any of the Property) at the option of the Bank be applied in replacing restoring or reinstating the property or assets destroyed damaged or lost (any deficiency being made good by the Mortgagor) or in reduction of the moneys obligations and liabilities hereby secured;

(v)

provided that in the case of leasehold property if at all times the interest of the Bank is noted on the policies of insurance and they give cover against such risks as the Bank shall require and all contain in favour of the Bank such provisions for the protection of the Bank as the Bank may reasonably require and insurance is to the full replacement cost of the Property the Bank will accept in compliance with the terms of clause 6.l(c)(i) the insurance maintained in accordance with the lease under which the Mortgagor holds the Property.

(d)

within seven days of receipt send to the Bank copies of any notice or order or proposal issued or sent to the Mortgagor by any local or other authority whether under town and country planning legislation the Environmental Protection Act 1990 or otherwise relating to the Property and without delay comply with any such notice or order and at the request of the Bank make or join with the Bank in making such objections or representations against or in respect of any such notice order or proposal as the Bank shall consider expedient and any compensation received by the Mortgagor as a result of any such notice or order shall be charged to and paid to the Bank and be applied in reduction of the moneys obligations and liabilities hereby secured;

##

##

(e)

punctually pay and indemnify the Bank and any Receiver appointed by it against all existing and future rent rates taxes duties charges assessments impositions and outgoings whatsoever (whether imposed by agreement statute or otherwise and whether in the nature of capital or revenue and even if wholly novel) now or at any time during the continuance of this security payable in respect of the Property or any part thereof or by the owner or occupier thereof Any such sums paid by the Bank or by any such Receiver shall be repaid by the Mortgagor on demand;

(f)

save for any Permitted Encumbrance, not (without the prior consent in writing of the Bank) create or attempt to create or permit to subsist any mortgage debenture charge or pledge upon or permit any lien or other encumbrance to arise on or affect any part of the Property;

(g)

not do or cause or permit to be done anything which may in any way depreciate jeopardize or otherwise prejudice the value to the Bank of the Property hereby charged nor permit any person to become entitled to any proprietary right or interest (save as pursuant to the Permitted Security) which might affect the value of the Property or any part thereof;

(h)

save as pursuant to the Permitted Security, not (without the prior consent in writing of the Bank) part with possession of transfer sell lease or otherwise dispose of any interest in the Property or any part thereof nor attempt nor agree so to do;

(i)

not (without the prior consent in writing of the Bank) permit any person to be registered as proprietor under the Land Registration Acts of the Property or any part thereof or interest therein nor without such consent shall the Mortgagor create or pennit to arise any overriding interest affecting the Property within the definition in those Acts;

(j)

deposit with the Bank and permit the Bank during the continuance of this security to hold and retain all deeds and documents of title and insurance policies relating to the Property and such other documents relating to the Property as the Bank may from time to time require;

(k)

in the case of leasehold property:

(i)

pay the rents reserved by and generally observe and perform the terms covenants stipulations and conditions on the part of the tenant contained in the lease under which the Mortgagor holds the Property and use best endeavors to procure the observance and performance by the landlord under the said lease of the terms covenants stipulations and conditions on the part of the landlord;

(ii)

not (without the prior consent in writing of the Bank) vary surrender cancel assign charge or otherwise dispose of or permit to be forfeit any lease of the Property or any part thereof or agree to do so whether such lease be the lease under which the Mortgagor holds the said property or superior thereto or derived out of the Mortgagor’s interest therein or agree any rent review;

(1)

use best endeavors to procure the payment of rents reserved by and the observance and performance of the terms covenants stipulations and conditions contained in all leases of the Property or any part thereof derived out of the Mortgagor’s interest and to observe and perform the terms covenants stipulations and conditions on the part of the Mortgagor thereunder;

(in)

conduct and carry on business in a proper and efficient manner and not make any substantial alteration in the nature or mode of conduct of that business and keep or cause to be kept proper books of account relating to such business;

(n)

not (in the case of a corporate Mortgagor) without the prior consent in writing of the Bank redeem or purchase its own shares nor pay an abnormal amount by way of dividend;

(o)

fumish to the Bank copies of the profit and loss account balance sheet and Directors’ Report in respect of each financial year of the Mortgagor its holding companies and such of the subsidiaries of the Mortgagor or its holding companies as the Bank may from time to time require showing a true and fair view of their respective affairs profit or loss and source and application of funds certified by duly qualified auditors approved by the Bank forthwith upon the same becoming available and not in any event later than the expiration of six months from the end of such financial year and also at the time of issue copies of all statements and circulars to shareholders or to any class of creditors and from time to time such other information statements forecasts and projections of the Mortgagor its holding companies and the subsidiaries of the Mortgagor or its holding companies as the Bank may require;

(p)

comply with all laws in force from time to time relating to Environmental Matters and applicable to the Mortgagor, its business or assets, obtain and maintain in full force and effect all environmental licences consents or authorizations required to carry on its business and forward to the Bank copies of all such licences consents and authorizations and all notifications of any amendments revocations or modifications thereto and indemnify the Bank against the consequences of any failure by the Mortgagor to comply with any of the foregoing obligations; and

(q)

enforce the Claims and not (without the prior consent in writing of the Bank) release or waive any of the Claims;

provided that for so long as amounts are outstanding under the Facility Agreement, to the extent that any covenants in clauses 16, 17 and 18 of the Facility Agreement conflict with any covenants above, the covenants in those clauses of the Facility Agreement shall prevail.

Further Assurance

7.1

The Mortgagor shall at any time if and when required by the Bank execute such further legal or other mortgages charges or assignments in favour of the Bank as the Bank shall from time to time require over all or any of the Property and all rights and remedies relating thereto and all income flowing from it both present and future (including any vendor’s lien) to secure all moneys obligations and liabilities hereby covenanted to be paid or otherwise hereby secured or to facilitate the realization of the Property or the exercise of the powers conferred (whether pursuant to this Legal Charge or otherwise) on the Bank or a Receiver appointed by it such further mortgages charges or assignments to be prepared by or on behalf of the Bank at the cost of the Mortgagor and to contain such clauses for the benefit of the Bank as are set out herein and such other clauses as the Bank may reasonably require.

Powers of the Bank

8.1

At any time after the Bank shall have demanded payment of any money or the discharge of any obligation or liability hereby secured or if requested by the Mortgagor the Bank may exercise without further notice and whether or not it shall have appointed a Receiver all the powers conferred on mortgagees by the Act as hereby varied or extended and all the powers and discretions hereby conferred either expressly or by reference on a Receiver appointed hereunder and the date of such demand shall (without prejudice to the equitable right to redeem) be the redemption date. Nothing that shall be done by or on behalf of the Bank or a Receiver appointed by it shall render it liable to account as a mortgagee in possession for any sums other than actual receipts.

8.2

The statutory powers of leasing conferred on the Bank shall be extended so as to authorize the Bank to lease and make agreements for leases at a premium or otherwise and accept surrenders of leases and grant options as the Bank shall consider expedient.

8.3

If the Bank receives notice of any subsequent mortgage charge assignment or other disposition affecting the Property or any part thereof or interest therein the Bank may open a new account for the Mortgagor. If the Bank does not open a new account then unless the Bank gives express written notice to the contrary to the Mortgagor it shall nevertheless be treated as if it had done so at the time when it received such notice and as from that time all payments made by or on behalf of the Mortgagor to the Bank shall be credited or be treated as having been credited to the new account and shall not operate to reduce the amount due from the Mortgagor to the Bank at the time when it received notice.

8.4

No purchaser or other person shall be bound or concerned to see or enquire whether the right of the Bank or any Receiver appointed by it to exercise any of the powers hereby conferred has arisen or not or be conceded xvith notice to the contrary or with the propriety of the exercise or purported exercise of such powers.

8.5

Sections 93, 99 and 100 and the restrictions contained in section 103 of the Act shall not apply to this security or to any security given to or any Receiver appointed by the Bank pursuant hereto or to the exercise of their respective rights and powers hereunder and thereunder.

  9                  Appointment and powers of Receiver

9.1

At any time after the Bank shall have demanded payment of any money or the discharge of any obligation or liability hereby secured or if requested by the Mortgagor the Bank may in writing under the hand of any authorized signatory of the Bank appoint any person to be a Receiver of the Property or any part thereof (with power to authorize any joint Receiver to exercise any power independently of any other joint Receiver) and may from time to time fix his or their remuneration and may remove any Receiver so appointed and appoint another in his place as to the whole or any part of the Property. A Receiver so appointed shall be the agent of the Mortgagor and the Mortgagor shall be solely responsible for his acts or defaults and for his remuneration and such Receiver so appointed shall have all the powers conferred from time to time on Receivers by statute and in addition power on behalf and at the cost of the Mortgagor (notwithstanding the death bankruptcy insanity or liquidation of the Mortgagor) to do or omit to do anything which the Mortgagor could do or omit to do in relation to the Property or any part thereof and in particular (but without limitation) any such Receiver may:

(a)

take possession of collect get in and give receipts binding on the Mortgagor for the Property and all rents and other income thereof whether accrued before or after the date of his appointment in such manner as he may think fit and bring defend or discontinue any proceedings or submit to arbitration in the name of the Mortgagor or othenvise as may seem expedient to him;

(b)

sell by public auction or private contract, let surrender or accept surrenders grant licences or otherwise dispose of or deal with all or any part of the Property or concur in so doing in such manner for such consideration and generally on such terms and conditions as he may think fit with full power to convey let surrender accept surrenders or otherwise transfer or deal with the Property in the name and on behalf of the Mortgagor or otherwise and so that covenants and contractual obligations may be granted and assumed in the name of and so as to bind the Mortgagor (or other estate owner) if he shall consider it necessary or expedient so to do. Any such sale lease or disposition may be for cash debentures or other obligations shares stocks securities or other valuable consideration and be payable immediately or by installments spread over such period as he shall think fit and so that any consideration received or receivable shall ipso fricto forthwith be and become charged with the payment of all moneys obligations and liabilities hereby secured. Fixtures plant machinery fittings and equipment may be severed and sold separately from the Property and the Receiver may apportion any rent and the performance of any obligations affecting the premises sold without the consent of the Mortgagor;

(c)

generally deal with manage develop or reconstruct the Property or any part thereof or concur in so doing including power to lease or otherwise acquire and carry out or complete any works of building repair or reconstruction (with power to use any machinery and incorporate in any building any unfixed materials) without being responsible for loss or damage;

(d)

make any arrangement or compromise or allow time for payment or enter into abandon disregard or cancel any contracts which he shall think expedient;

(e)

make and effect such repairs renewals and improvements to the Property or any part thereof as he may think fit and maintain renew take out or increase insurances;

(f)

appoint managers agents officers and employees for any such purposes or to guard or protect the Property at such salaries and commissions and for such periods and on such terms as he may determine and dismiss the same;

(g)

without any further consent by or notice to the Mortgagor exercise on behalf of the Mortgagor all the powers and provisions conferred on a landlord or a tenant by the Landlord and Tenant Acts 1927, 1954, 1985, 1987 and 1988 the Rent Acts or the Agricultural Holdings Act 1948 and 1986 and the Agricultural Holdings (Amendment) Act 1990 or the Agricultural Holdings (Notices to Quit) Act 1977 or any other legislation from time to time in force relating to rents or agriculture in respect of any part of the Property but without any obligation to exercise any of such powers and without any liability in respect of powers so exercised or omitted to be exercised;

(h)

acquire renew extend grant vary or otherwise deal with such easements rights privileges and licences over or for the benefit of the Property as he may think expedient;

#

(i)

raise or borrow any money (including money for the completion with or without modification of any building in the course of construction or renovation and any development or project which he considers beneficial) from or incur any other liability to the Bank or others on such terms and with or without security as he may think fit and so that any such security may be or include a charge on the whole or any part of the Property ranking in priority to this security or otherwise;

(j)

sign any document execute any deed and do all such other acts and things as may be considered by him to be incidental or conducive to any of the matters or powers aforesaid or to the realisation of the Bank’s security and use the name of the Mortgagor for all the above purposes; and

(k)

exercise all the powers set out in Schedule 1 of the Insolvency Act 1986.

9.2

All money received by the Bank or by any Receiver appointed by the Bank in the exercise of any powers conferred by this Legal Charge shall be applied after the discharge of the remuneration and expenses of the Receiver and all liabilities having priority thereto in or towards satisfaction of such of the moneys obligations and liabilities hereby secured and in such order as the Bank in its absolute discretion may from time to time conclusively determine (save that the Bank may credit the same to a suspense account for so long and in such manner as the Bank may from time to time determine and the Receiver may retain the same for such period as he and the Bank consider expedient).

9.3

The Mortgagor hereby covenants with the Bank on demand to pay all costs charges and expenses incurred by the Bank or by any such Receiver or which it or he shall properly incur in or about the enforcement preservation or attempted preservation of this security or of the Property or any of it or in the exercise or purported exercise of any of the powers herein contained on a full indemnity basis. Any such Receiver shall be entitled to remuneration appropriate to the work and responsibilities involved upon the basis of charging from time to time adopted by the Receiver.

9.4

Neither the Bank nor any such Receiver shall be liable to account as mortgagee in possession in respect of all or any of the Property nor be liable for any loss upon realisation or for any neglect or default of any nature whatsoever in connection therewith.

9.5

The Mortgagor shall on demand indemnify both the Bank and any such Receiver against all losses actions claims expenses demands or liabilities whether in contract tort or otherwise now or hereafter incurred by it or him or by any manager agent officer or employee for whose liability act or omission it or he may be answerable for anything done or omitted in the exercise or purported exercise of the powers herein contained or occasioned by any breach by the Mortgagor of any of its covenants or other obligations to the Bank.

Power of Attorney

10.1

The Mortgagor by way of security hereby irrevocably appoints the Bank and the persons deriving title under it and separately any Receiver appointed hereunder severally to be its Attomey in its name and on its behalf and as its act and deed or otherwise to execute and complete in favour of the Bank or its nominees or of any purchaser any documents which the Bank may require for perfecting its title to or for vesting the Property in the Bank or its nominees or in any purchaser and otherxvise generally to sign seal deliver and otherwise perfect any such legal or other mortgage charge or assignment referred to in clause 7 and all such deeds assurances agreements and documents and do all such acts and things as may be required for the full exercise of all or any of the powers hereby conferred or which maybe deemed expedient by the Bank or the Receiver on or in connection with any sale lease or disposition realisation or getting in by the Bank or any such Receiver of the Property or any part thereof or in connection with any other exercise of any power hereunder and this appointment shall operate as a general power of attomey under section 10 of the Powers of Attorney Act 1971. The Mortgagor hereby covenants with the Bank and separately with any such Receiver that on request it will ratify and confirm all deeds assurances agreements documents acts and things and all transactions entered into by the Bank or such Receiver or by the Mortgagor at the instance of the Bank or such Receiver in the exercise or purported exercise of its or his powers and the Mortgagor irrevocably acknowledges and agrees that such power of attorney is inter alia given to secure the performance of the obligations owed to the Bank and any such Receiver by the Mortgagor.

Exclusion of the Mort~a~or’s powers of leasin2 etc.

11.1

During the continuance of this security the statutory and any other powers of leasing letting entering into agreements for leases or lettings and accepting or agreeing to accept surrenders of leases or tenancies shall

#

#

not in relation to the Property or any part thereof be exercisable by the Mortgagor nor shall the Mortgagor part with possession of the same or any part thereof nor confer any licence right or interest to occupy nor grant any licence or permission to assign underlet or part with possession of the same or any part thereof nor agree suffer or pennit any variation or addition to the terms of any lease tenancy or licence without in every such case obtaining the prior consent in writing of the Bank signed by two authorized signatories of the Bank.

Coutinuin~z Security

12.1

This security shall be a continuing security notwithstanding any settlement of account or other matter whatsoever and is in addition to and shall not merge with or otherwise prejudice or affect any contractual or other right or remedy or any guarantee indemnity lien pledge bill note mortgage or other security (whether created by the deposit of documents or otherwise) now or hereafter held by or available to the Bank and shall not be in any xvay prejudiced or affected thereby or by the invalidity thereof or by the Bank now or hereafter dealing with exchanging releasing varying or abstaining from perfecting or enforcing any of the same or any rights which it may now or hereafter have or giving time for payment or indulgence or compounding with any other person liable.

Currency Clauses

13.1

All moneys received or held by the Bank or by a Receiver under this Legal Charge may from time to time after demand has been made by the Bank be converted into such other currency as the Bank considers necessary or desirable to cover the obligations and liabilities actual or contingent of the Mortgagor in that other currency at the then prevailing spot rate of exchange of the Bank (as conclusively determined by the Bank) for purchasing that other currency with the existing currency.

13.2

If the Mortgagor fails to pay any amount due on demand the Bank may in its absolute discretion without notice to the Mortgagor purchase at any time thereafter so much of any currency as the Bank considers necessary or desirable to cover the obligations and liabilities of the Mortgagor hereby secured in such currency at the then prevailing spot rate of exchange of the Bank (as conclusively determined by the Bank) for purchasing such currency with sterling and the Mortgagor hereby agrees to indemnity the Bank against the full sterling cost (including all costs charges and expenses) incurred by the Bank for such purchase.

13.3

No payment to the Bank (whether under any judgment or court order or otherwise) shall discharge the obligation or liability actual or contingent of the Mortgagor in respect of which it was made unless and until the Bank shall have received payment in full in the currency in which such obligation or liability was incurred. To the extent that the amount of any such payment shall on actual conversion into such currency fall short of such obligation or liability actual or contingent expressed in that currency the Bank shall have a further separate cause of action against the Mortgagor and shall be entitled to enforce the charges hereby created to recover the amount of the shortfall.

13.4

Neither the Bank nor any Receiver shall be liable to the Mortgagor for any loss resulting from any fluctuation in exchange rates before or after the exercise of any of their respective powers hereunder.

Warranties

14.1

The Mortgagor warrants that:

(a)

it has good and marketable title to the Property and has full power and authority to grant to the Bank the security interest in the Property pursuant to this Legal Charge and to execute deliver and perform its obligations hereunder without the consent or approval of any other person other than any consent or approval which has been obtained;

(b)

subject to the Permitted Security the Property is legally and beneficially owned by it free and clear of any third party rights and claims other than as created by this Legal Charge and the Permitted Security; and

(c)

the Property is insured in accordance xvith the provisions of clause 6.1(c) and all insurance premiums payable in respect of the relevant policies have been duly paid up to the date hereof

#

#

Miscellaneous

15.1

No failure or delay by the Bank in exercising any right or remedy shall operate as a waiver thereof nor shall any single or any partial exercise or waiver of any right or remedy preclude its further exercise or the exercise of any other right or remedy.

15.2

Each of the provisions of this Legal Charge is severable and distinct from the others and if at any time one or more of such provisions is or becomes invalid illegal or unenforceable, the validity legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

15.3

In the case of a corporate Mortgagor, the Mortgagor hereby certifies that neither the execution of this Legal Charge nor the creation of the charges herein contained contravenes any of the provisions of its Memorandum and Articles of Association.

15.4

Any notice or demand for payment by the Bank hereunder shall without prejudice to any other effective mode of making the same be deemed to have been properly served on the Mortgagor in the case of a company if served on any one of the Directors or on the Secretary of the company or delivered or sent by first-class letter post telex telegram cable or facsimile transmission to the Mortgagor at its registered office as set out herein or at any of its principal places of business and in the case of an individual if served on the Mortgagor or his/her personal representatives personally or delivered or sent by first-class letter post telex telegram cable or facsimile transmission to the Mortgagor or his/her personal representatives at his/her or their usual or last known place of abode or business. Any such notice or demand sent by first-class letter post shall be deemed to have been served on the addressee at 10 am. on the next business day notwithstanding that it be undelivered or returned undelivered and in proving such service it shall be sufficient to prove that the notice or demand was properly addressed and posted. Any notice or demand sent by telex telegram or cable on a business day shall he deemed to have been served at the time of dispatch and in the case of a facsimile transmission sent on a business day when received in complete and legible form, In the case of the death of any person a party hereto and until receipt by the Bank of notice in writing of the grant of representation to the estate of the deceased any notice or demand by the Bank sent by first-class letter post telex telegram or cable as aforesaid addressed to the deceased or to his/her personal representatives at the usual or last known place of abode or business of the deceased shall for all purposes be deemed a sufficient service of a notice or demand by the Bank on the deceased and his/her personal representatives and shall be as effectual as if the deceased were still living.

15.5

Any notice or demand or any certificate as to the amount at any time secured hereby shall, in the absence of manifest error be conclusive and binding upon the Mortgagor if signed by an officer of the Bank.

15.6

Any reference herein to any Act of Parliament or other statutory provision shall include reference to that Act or provision as the same may from time to time be modified extended re-enacted or renewed.

15.7

in this Legal Charge the expressions the “Mortgagor” and the “Bank” where the context admits include their representative successors and assigns whether immediate or derivative. Any appointment or removal of a Receiver under clause 9 and any consents hereunder may be made or given by writing signed or sealed by any such successors or assigns and the Mortgagor hereby irrevocably appoints each of the same to be its attorney in the terms and for the purposes set out in clause 10. Any reconstmction reorganisa on or change in the constitution of the Bank or its absorption in or amalgamation with any other person or the acquisition of all or part of its undertaking by any other person shall not in any way prejudice or affect its rights hereunder.

15.8

Where there is more than one Mortgagor all covenants assignments charges agreements and undertakings herein expressed or implied on the part of the Mortgagor shall be deemed to be joint and several. This security and the covenant in clause 2 hereof and all other covenants charges agreements and undertakings herein contained shall (subject to clause 15.9) extend and apply to any money owing or obligation or liability incurred by any of such parties to the Bank whether solely or jointly with each other or with any other person and none of the persons included in the expression the “Mortgagor” shall as against the Bank be entitled to any of the rights or remedies legal or equitable of a surety as regards the indebtedness or liabilities of any of the other persons included in the expression the “Mortgagor”.

15.9

In the case of an individual Mortgagor, notwithstanding any provision herein contained this Legal Charge will not extend or apply to any obligations under any present or future regulated agreement except:

(a)

a regulated agreement which embodies this Legal Charge as required by the Consumer Credit Act 1974; or

(b)

a regulated agreement to which the provisions of Part V of the Consumer Credit Act 1974 or Part V (other than section 56) does not apply at the date hereof

If, pursuant to clause 15.9(a) above, this Legal Charge does extend or apply to any obligations under any present or future regulated agreement then, in the event of any conflict between the provisions of such regulated agreement and this Legal Charge, the provisions of the regulated agreement shall prevail.

15.10

For the purposes of clause 15.9 the expression “regulated agreement” shall have the meaning given by the Consumer Credit Act 1974 but so that it shall also include any or part of any agreement which but for clause 15.9 would become a regulated agreement by virtue of this Legal Charge and section 82 of the Consumer Credit Act 1974.

15.11

This Legal Charge shall be governed by and constmed in accordance with English law.

15.12

Except as provided in this Legal Charge, the terms of this Legal Charge maybe enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded. Notwithstanding a new provision of this Legal Charge the parties to it do not require the consent of any third party to rescind or vary it at any time.

Individual Mortga~ors

16.1

In the case of private individual Mortgagors executing this Legal Charge as security for a guarantee in respect of the obligations of a third party the Mortgagor acknowledges and understands that:

(a)

by executing this document the Mortgagor might become liable instead of, or as well as, the third party;

(b)

that unless an amount is specified in Part C of this Legal Charge the liability of the Mortgagor is without limit and extends to ALL principal, interest and other sums owing by the third party from time to time;

(c)

if the third party fails to pay, the Mortgagor may have to pay in full the amounts secured by this Legal Charge or (alternatively the Bank will be entitled to sell all or part of the Property in order to recover the amounts owing); and

(d)

the Mortgagor has been advised to seek independent legal advice before entering into this Legal Charge.

IN WITNESS whereof this Deed has been entered into on the date first above written.

The Schedule

Part A - The Mortgagor/Mortgngors

Not Used

Part B - Interest Rates

(i)

The Interest Rate is a rate equal to the aggregate of(a) the Margin and (b) the Base Rate of the Bank from time to time and (c) any other components set out in (iii) below.

(ii)

For these purposes, the Margin is 3 per cent, per annum or such other rate as the Bank may from time to time prescribe.

(iii)

Any additional costs incurred as a result of any change in, or in the interpretation or application of, or the introduction of any law or any regulation including (without limitation) those relating to taxation, capital adequacy liquidity, reserve assets, cash ratio deposits and special deposits (but excluding anything to be calculated as part of Base Rate).

Part C - Total amount recoverable under this Legal Charge

(subject to clause 2.2)

£

Not applicable

If no amount is specified, then the amount recoverable under this Legal Charge is not subject to any limit.

Part D - Properties

Details of Registered land:

#

County/County Borough! London Borough

Bridlington

Title No.

HS6281

HSS 1979

HS162340

HS182770

Address of Property

Land lying north of Lancaster Road, Carnaby Industrial Estate, Bridlington

Details of unregistered land:

County/County Borough London Borough

Title No.

Address of Property

The address for service of the Bank in the case of any registered land is:

23 Camomile Court

Camomile Street

London ECI3 7PP

Reference:

Loans Administration

ECUTED and DELIVERED

)

AS A DEED by HIBERNIA

)

FOODS BAKERIES LIMITED )

Oliver Murphy

Director

~.

Director/Secretary Colm Delves

EXECUTED AND DELIVERED AS A DEED BY

 FORTIS BANK S.AJN.V.

acting by its authorized signatories

Date ……………

FORTIS BANK  S.A./N.V. hereby acknowledges that all moneys secured by the within written deed have been paid or satisfied (whether by a substituted security or otherwise). This receipt shall not operate as a transfer.

EXECUTED AND DELIVERED AS A DEED BY

FORTIS BANK S.A./N.V.

acting by its authorized signatories

EXHIBIT 4 (w)

                  DATED 20 September 2001

HIBERNIA FOODS BAKERIES LIMITED

and

FORTIS BANK S.A/N.V.

EQUIPMENT MORTGAGE

Clause

Heading

1.

DEFINITIONS AND INTERPRETATION

2.

MORTGAGES, ASSIGNMENTS AND FIXED CHARGES

3.

NEGATIVE PLEDGE

4.

FURTHER ASSURANCE

5.

REPRESENTATIONS BY THE COMPANY

6.

INSURANCE

7.

UNDERTAKINGS BY THE COMPANY

8.

ENFORCEMENT

9.

REMEDIES

10.

APPOINTMENT OF RECEIVER

11.

POWEROFATTORNEY

12.

PROTECTION OF PURCHASERS

13.

CONSOLIDATION OF ACCOUNTS AND SET~OFF

14.

APPLICATION

15.

NOTICES

16.

NEW ACCOUNTS

17.

REMEDIES CUMULATIVE ETC.

18.

PROVISIONS SEVERABLE

19.

THE BANK’S DISCRETIONS

20.

AMENDMENTS

21.

LAW

SCHEDULE 1 (THE EQUIPMENT)

EQUIPMENT MORTGAGE

THIS MORTGAGE is made on the 20th day of September 2001

BETWEEN:

1.      HIBERNIA FOODS BAKERIES LIMITED a company incorporated under the laws of England and Wales with registered number 00850883 having its registered office at 2-32 Oakesway Business Park, Hartlepool, TS24 ORE (the Company); and

2.

FORTIS BANK SA.IN.V. having its registered office at Camomile Court, 23 Camomile Street, London, EC3A 7PP (the “Bank”).

NOW THIS MORTGAGE WITNESSETH as follows:

1

DEFINITIONS AND INTERPRETATION

1 .1

In this Mortgage, unless the context otherwise requires or unless otherwise defined or provided for in this mortgage, the

following words and expressions shall have the respective meanings ascribed to them

1.1.1

Encumbrance” means any mortgage, charge, assignment for the purpose of security, pledge, lien,

rights of set-off, arrangements for retention of title to goods, or hypothecation or trust arrangement for the purpose of, or which has the effect of, granting security or other security interest of any kind whatsoever or any agreement, whether expressed to be conditioned or otherwise, to create any of the same;

1.1.2

“Equipment” means the equipment listed in Schedule 1 together with any replacements or substitutes for such equipment;

1.1.3

“Insurances” means all insurances and all policies and contracts of insurance effected or procured by the

Company or the Bank from time to time in respect of the Equipment (whether in accordance with

Clause 6 or otherwise) and all claims and all moneys payable thereunder (including any return or premium in respect thereof);

1.1 .4

“Intercreditor Agreement” means and lntercreditor Deed dated 0 May 2001 (as amended from  time to

time) between, among others, the Company, the Bank and Hibernia Foods Limited;

1.1.5

“Mortgaged Property” means all and any of the Equipment and the Insurances and any other property, assets or income assigned by way of mortgage or charged to the Bank under or pursuant to this

Mortgage.

   1.1.6

        “Permitted Encumbrance” means any Encur Permitted Security;

1.1.7           “Permitted Security” means the equipment mortgage executed on the date         hereof by the Company in favor of GMAC Commercial Credit Limited over the Mortgaged Property;

1.1.8

“Receiver” means any receiver appointed pursuant to this Mortgage; and

1.1.9

 “Secured Obligations” means the actual, contingent, present and/or future obligations and liabilities of the Company to the Bank including the actual, contingent, present and/or future obligations and liabilities of the Company arising under or pursuant to this Mortgage

1.2

  In this Mortgage

1.2.1

Where the meaning of a word or expression used in this Mortgage has to be considered in relation

to any place outside England and such word or expression has no exact counterpart in that place,

it is to have the meaning of its closest equivalent in that place

    1.2.2

      This Mortgage shall be governed by and construe with English Law and the Company submits to

the jurisdiction of  the English Courts

1.2.3

In this Mortgage the singular includes the plural and vice versa.

Reference to any gender shall

include any other gender. References

to a person or party shall be construed as references to any person, firm, company, corporation or any association or partnership or government, whether local, national or supra-national or other official body

1 .2.4

The Index, marginal notes and headings are inserted for convenience of reference and shall not form part of this Mortgage or affect its interpretation and references this Mortgage to Clauses (except where otherwise specified) are references to Clauses of  this Agreement.

1.2.5

The meanings of the word ‘otherwise” or general words introduced by the word “other’ are not to be limited by reference to any preceding words or enumeration.

1 .2.6

 Any reference to a statute includes any amendment or replacement or reenactment of that statute,

for the time being and any order and any subordinate legislation made under it.

1.2.7

References to a clause, sub-clause or Schedule shall (except where the context otherwise requires) be construed as a reference to the relevant clause, sub-clause or Schedule to (and forming a part of) this

Mortgage

2

MORTGAGES, ASSIGNMENTS AND FIXED CHARGES

2.1

The Company, as continuing security for the full payment and discharge on demand of the Secured Obligations, hereby assigns with full title guarantee absolutely to the Bank:

2.1.1

the Equipment;

2.1.2

all right, title, benefit and interest of the Company (present, future, actual contingent) in and to all Insurances; and

2.1,3

all right, title, benefit and interest of the Company (present, future, actual or continqent) in and to all warranties and other claims under or in connection with the sale to and purchase by the Company of the

Equipment and/or its condition and repair and all contracts and agreements relating thereto.

2.2             The Company, to the intent that the security hereby created shall rank as a continuing security for the full payment and discharge on demand of the Secured Obligations, hereby charges with full title guarantee to the Bank by way of fixed charge all its property, rights, interests and other assets expressed to be assigned to the Bank pursuant to Clause 2.1 above if and to the extent that such assignments shall continue to be effective.

2.3

         The security constituted by or pursuant to this Mortgage shall be in addition to and shall be independent of every bill, note, guarantee, mortgage, pledge or other security which the Bank may at any time hold in respect of any of the Secured Obligations and it is declared that no prior security held by the Bank over the Mortgaged Property or any part thereof shall merge in the security created hereby or pursuant hereto.

2.4

        Upon or at any time after the irrevocable payment and satisfaction in full of the Secured

        Obligations, the Bank will, at the request and cost of the Company, promptly re-assign or release to the

        Company the Mortgaged Property and otherwise discharge this Mortgage.

3

NEGATIVE PLEDGE

3.1        The Company hereby covenants that, without the prior written consent of the Bank, it shall not nor shall it agree or purport to:

3.1.1

save for any Permitted Encumbrance, create or  permit to subsist any Encumbrance whether in  any such case ranking in priority to or pari passu with or after the security created by this Mortgage over the whole or any part of the Mortgaged Property;

3.1.2    save as pursuant to any Permitted Security, sell, assign, transfer, or otherwise dispose of, whether by means of      one or a number of transactions related or not and whether at one time or over a period of  time, the whole of any part of the Mortgaged Property or any interest therein;

              3.1.3     lease, sub-lease, hire, lend or otherwise part with the possession or operational control of all or any of the Equipment except for the Jetting on hire of

             Equipment by the Company in the ordinary course of business and in the ordinary course of maintenance of the Equipment. For the avoidance of doubt, the Company shall not enter into any hire purchase, lease purchase or conditional sale or similar agreements in respect of the Equipment; or

3.1.4     save as pursuant to any Permitted Security, do or permit to be done any act or thing which might jeopardize the rights of the Bank in the Mortgaged Property or any part thereof and will not omit or allow the omission of any act which might prevent the rights of the Bank in the Mortgaged Property or any part thereof from being exercised. In particular, the Company covenants that it shall obtain and effect and keep effective all permissions, licenses and permits which may from time to time be required in connection with the Mortgaged Property.

4

FURTHER ASSURANCE

The Company shall from time to time, at the request of the Bank or any Receiver and at the Company’s cost, execute in favor of the Bank, or as it may direct, such further of other legal assignments, transfers, mortgages, charges or other documents as in any such case the Bank or any Receiver shall stipulate (acting reasonably) over the Mortgaged Property for the purpose of more effectively providing security to the Bank for the payment or discharge of the Secured Obligations.  The obligations of the Company under this Clause 4 shall be in addition to and not in substitution for the covenants for future assurance deemed to be included herein by virtue of the Law of Property (Miscellaneous Provisions) Act 1994.

1

 REPRESENTATIONS BY THE COMPANY

 The Company hereby represents and warrants to the Bank that at the date of this Mortgage the Company is the sole legal and beneficial owner of the Mortgaged Property and that the

Mortgaged Property is free from all Encumbrances (save for the Permitted Encumbrances).

2

INSURANCE

               The Company covenants and agrees with the Bank that all times, during the subsistence of the security constituted by or pursuant to this Mortgage, the Company will (at its own cost and expense) cause the Equipment to be insured with insurers to be approved by the Bank (such approval not to be unreasonably withheld), in such amounts and on such terms as the Bank reasonably requires to a value not less that the full replacement value of the Equipment and

6.2

If the Company fails to procure that insurance is effected, renewed or maintained in accordance with the provisions of this Clause 6, the Bank shall be entitled, but not bound, to do so either in its own name or in its name and that of the Company jointly in the name of the Company with an endorsement of the Bank’s interest. The moneys expended by the Bank on so effecting, renewing or maintaining any such insurance shall be reimbursed by the Company to the Bank on demand and until so reimbursed shall carry interest at 2 per cent, above the highest interest rate or discount rate specified in any agreement between the Company and the Bank from the date of payment to the date of reimbursement (after as well as before any judgment).

6.3

All claims and moneys received or receivable under any such insurance as aforesaid shall at the direction of the Bank be applied in making good the loss or damage and respect of which the same has been received or towards the discharge of the Secured Obligations.

7

UNDERTAKINGS BY THE COMPANY

7.1

The Company hereby covenants with the Bank that until discharge of the security hereby created:

7.1.1

the Company shall, at its own expense, keep the Equipment and all parts of the same in good operational repair and condition in all respects, and shall carry out all necessary maintenance, overhauls, replacements and repairs to the Equipment and all such parts;

7.1.2

the Company shall not knowingly employ or employment of any

the Equipment for any illegal or unlawful purpose

7.1.3

all replacements and additions made to any of the Equipment shall be of equal value and utility and owned by the Company free of any encumbrances and shall be such that upon installation in such Equipment they will without further act be and become subject t6 the mortgage and charge hereby created and the terms of this Mortgage;

7.1.4

 the Company shall keep accurate, complete and current

7.1.5

the Bank shall have the right (through agents or otherwise) at any time upon reasonable notice to inspect the Equipment and records to be kept in accordance with Clause 7.1.4;

7.1.6

the Company shall do all acts and things as the Bank may reasonably require protecting the Bank’s interest in the Mortgaged Property against the claims of any other person and shall at its own cost, if requested by the Bank, affix to each item of Equipment in a prominent position a durable nameplate containing the following legend:

“This Machine number is the subject of a mortgage in favor of

Forties Bank S.A./N.V.”

and the Company shall not remove or obscure such nameplates and shall not permit such nameplates to be removed or obscured and shall as soon as practicable replace any nameplate which is removed becomes detached or is or becomes obscured.

7.2

The Company shall indemnify and keep the Bank indemnified against and on demand reimburse the Bank for

1.1.1

all damages, liabilities, claims, costs and expenses whatsoever (including financial or consequential loss) which may at any time be made or claimed by the Company or by an employee, servant, agent or  sub-contractor of the Company or by any third party or parties or by their respective dependants arising directly or indirectly out of the possession, management, storage, operation, control, use, leasing, maintenance and/or repair of any of the Equipment; and

1.1.2

any losses, damages or expenses which, consequent up[on a judgment being obtained or enforced in respect of the non-payment by the Company of any amount secured by this Mortgage, arise or result from any variation between the date of the said amount becoming due (or the date of the said judgment being obtained as the case may be) and the date of the actual payment thereof  in the rates of exchange between the currency in which such amount was due and the currency in which such judgment was obtained and this indemnity granted from time to time shall  continue in full force and effect notwithstanding  any judgment in favor of the Bank.

 7.3

The Company shall pay to the Bank on demand all moneys whatsoever which the

Bank shall expend, be put to or become liable for in or about the protection or maintenance of he security created by this Mortgage, or in or abut the exercise of its powers hereunder and shall indemnify the Bank (and as a separate covenant any Receiver or Receivers appointed by

it) against all existing and future rents, taxes, rates, duties, fees, renewal fees, charges,

assessments, impositions and outgoings whatsoever (whether

imposed by deed or statue or

otherwise and whether in the nature of capital or revenue and even though of a wholly novel

character) which now or at any time during the continuance of the security constituted by or pursuant to this Mortgage are properly payable in respect of the Mortgaged Property or any part thereof or by the owner or occupier thereof.

 7.4

If any such sums as are referred to in Clause 7.3 shall be paid by the Bank (or any Receiver or

Receivers) the same shall be reimbursed by the Company to the Bank on demand and until so reimbursed shall bear interest at a rate equal to 2 per cent above the highest interest rate or discount charge payable under any agreement between the Company and the Bank from the date of payment to the date of reimbursement (after as well as before any judgment).

8  ENFORCEMENT

8.1

At any time after the Bank shall have duly served notice on the Company demanding payment or discharge by the Company of all or any of the Secured Obligations, in whole or in part, or if requested by the Company or after an application to the court has been made for an administration order in relation to the Company, the Bank may exercise without further notice and without any of the restrictions contained in section lt7ii f the Law of Property Act

1925 (whether or not it shall have appointed a Receiver) Ii P u powers conferred on mortgagees by the Law Of Property Act 1925 and all the POW

discretion conferred by this Mortgage.

8.2

The restriction on the right of consolidating mortgage securities. the Law Of Property Act

1925 shall not apply to this Mortgage

8.3

So far as permitted by law, neither the Bank nor any Receiver entering into possession of any part of the Merto, do, be liable to account as mortgagee in possession realization or for any default or omission for which in liable.

9   REMEDIES

 I After the security hereby created has her on and when

9 1.1         to take possession of all or any part of the Mortgaged Property and to enter upon any                     premises where the Mortgaged Property or any part thereof may be located

9.1.2

   to sell, call in, collect and convert into money the Mortgaged Property or any part thereof, to repair and keep in repair the Equipment and to insure the

 Equipment against loss or damage, against such risks and in such sums and

9.1.3

to lease, sub-lease, enter into hire and hired purchase, conditional sale and other similar agreements or otherwise deal with any or all of the Equipment on such terms, at such rents and generally upon such conditions and stipulations as the Bank considers fit without any need for the Bank to comply with any restrictions or other provisions of sections 99 and 100 of the Law  Act 1925;

 9.1.4     to settle, arrange, compromise or submit to arbitration any accounts, claims, questions or disputes whatsoever which may arise in connection with the

   Mortgaged Property or in any way relating to this security and execute receipts, releases or other discharges in relation thereto and to bring, take,

                                defend, compromise, submit to arbitration or discontinue any actions, suits or proceedings whatsoever civil or criminal in relation to the Mortgaged Property;

   9.1.5

  to appoint a receiver of all or any part of the Mortgaged Property upon such terms as to remuneration and otherwise as the Bank shall deem fit;

9.1.6

to recover from the Company on demand all reasonable costs, charges,

expenses incurred or payments made by the Bank in connection with the execution, registration or perfection of this Mortgage or the exercise of any right contained in this Mortgage or in connection with the enforcement of this  Mortgage; and

      9.1.7     to execute and do all such acts, deed and things as to the Bank may appear necessary or proper for or in~ relation to any of the purposes aforesaid

10 APPOINTMENT OF RECEIVER

                    10.1

At any time after the Bank shall have served notice on the Company demanding the payment or discharge by the Company of all or any of the

Secured Obligations, in whole or in part, or if requested by the Company or after the application to the court for an administration order in relation to the

Company under the Insolvency Act 1986, the Bank may appoint one or more persons to be a Receiver or Receivers of the  Mortgaged Property or any

         part thereof.

10.2      Subject to section 45 of the Insolvency Act 1986, the Bank may

         10.2.1    remove any Receiver previously appointed hereunder; and

10.2.2   appoint another person or other persons as Receiver or V e~ or’ e tt the place of a

        Receiver so removed or who has otherwise I

        act jointly with a Receiver or Receivers previously ~

10.3      If at any time and by virtues of any such appointment hold office as Receivers of the same asset or none shall be entitled (unless the contrary shall the instrument(s)

         conferred on Receivers individually arid to appointing them) to it

10 4       Every Receiver shall have:

10.4.1    all the powers conferred by the Law possession and receivers appointed

10.4.3   all the powers of an administrative receiver specified in Schedule 1 of the Insolvency             Act 1986.

  10.5        In making any sale or other disposal of any of the Mortgaged Property in the exercise of their respective powers the Receivers or the Bank may require any consideration (without prejudice to its obligations under applicable law) and may accept, as and by way of consideration for such sale or other disposal, cash, shares, loan capital or other obligations, including without limitation consideration fluctuating according to or dependent upon profit or turnover and consideration the amount whereof is to be determined by a third party. Any such consideration may be receivable in a lump sum or by installments.

10.6

All moneys received by any Receiver appointed under this Mortgage shall be applied in the following order:

10.6.1

in the payment of the costs, charges and expenses of and incidental to the Receiver’s appointment and the payment of his remuneration;

10.6.2

in the payment and discharge of any outgoings paid an liabilities incurred by the

Receiver in

the exercise of any of the powers of the Receiver;

10.6.3

in providing for the matters (other than the remuneration of the Receiver) specified in the first three paragraphs of section 109 (8) of the Law Of

Property Act 1925;

10.6.4

in or towards payment of any debts or claims which are by statute payable in  preference to

the Secured Obligations but only to the extent to which such debts or claims have such preference;

10.6.5

in or towards the satisfaction of the Secured Obligations and in accordance with the terms of this Mortgage; and any surplus shall be paid to the Company or others on entitled thereto

10.7

 The provisions of Clause 10.6 shall take effect as action and extension to the provisions of the said section 109 (8), as so varied and extended shall be deemed incorporated herein

10.8

Every Receiver shall be the agent of the Company for

his acts and defaults and for the payment of the expenses

10.9

Every Receiver shall be entitled to agreement between him and the Bank (or,

fixed by the Bank) commensurate with the work

basis of charging from time to time adopted n

the current practice of his firm and without

in section 109 (6) of the Law of Property

11 POWER OF ATTORNEY

11.1

The Company hereby irrevocable

11.1.1

the Bank;

11.1.2

each and every person delegated the exercise

11.1.3

any Receiver appointed 1 such; jointly and also sever and otherwise on its behalf to deliver, perfect and do all which may be required for carrying out any obligation imposed on the Company by or pursuant to this Mortgage

(including but not limited to the obligations of the Company under Clause 4 (Further

Assurance) and the statutory covenant referred to in such Clause), for carrying any sale,

lease or other dealing by the Bank or such Receiver into effect, for getting in the

Mortgaged Property, and generally for enabling the Bank and the Receiver to exercise the respective powers conferred on them by or pursuant to this

Mortgage or by law

11.2

The power of attorney hereby granted is as regards the Bank, its delegates and any such Receiver (and as the Company hereby acknowledges) granted irrevocably and for value as part of the security constituted by this Mortgage to secure property interests in and in performance of obligations owed to the respective meaning of the

  Powers of Attorney Act 1971

12 PROTECTION OF PURCHASERS

No purchaser or other person dealing with the Bank or its delegate or any hereunder shall be bound to see or inquire whether the right of the Bank or such receiver to any of its or his powers has arisen or become exercisable or be concerned with notice to the contrary, or be concerned to see whether any such delegation by the Bank shall have lapsed for any reason or been revoked.

13 CONSOLIDATION OF ACCOUNTS AND SET-OFF

In addition to any general lien or similar rights to which they may be entitled by operation of law, the Bank shall have the right at any time after the security hereby created has become enforceable and without notice to the Company to set off or transfer any sum or sums standing to the credit of any accounts of the Company with the Bank (whether current or otherwise or subject to notice) or in towards satisfaction of the liability of the Company to the Bank hereunder on any other account or in any other respect. The liabilities referred to in this Clause may be actual, contingent, primary, collateral, several or joint liabilities, and the accounts, sums and liabilities referred to in this Clause 13 may be denominated in any currency.

14 APPLICATION

The Company shall have no rights in respect of the application by the Bank of any sums received, recovered or  realized by the Bank under this Mortgage.

15 NOTICES

15.1

Without prejudice to any other method of service of notices and communications provided by law, a demand or notice under this Mortgage shall be in writing signed by an officer or agent of the Bank, and may be served on the Company by facsimile transmission, by hand or by post and either by delivering the same to any officer of the Company at any place or by addressing the same to the Company at its registered office or its principal place of business last known to the Bank

15.2

If such demand or notice is sent to the Company by:

15.2.1

prepaid first class post it shall be deemed to have been received on the second Business Day following the day on which it was posted (ignoring Sundays) and shall be effective notwithstanding it be returned undelivered;

15.2.2

facsimile transmission and it shall be deemed to have been received at the time it was transmitted; and

15.2.3

hand it shall be deemed to have been delivered at the time of actual delivery

15.3

Any notice given to the Bank shall be deemed to have been given only on actual receipt.

16 NEW ACCOUNTS

If the Bank received or is deemed to be affected by notice whether actual or constructive of any subsequent charge or other interest affecting any part of the Mortgaged Property and/or the proceeds of sale thereof, then the Bank may open a new account or accounts with the Company. If the Bank does not open a new account or accounts it shall nevertheless be treated as if it had done so at the time when the notice was, or was deemed to be, received and as from that time all payments made to the Bank shall be credited or be treated as having been credited to the new account or accounts and shall not operate to reduce the amount for which this Mortgage is security.

17 REMEDIES CUMULATIVE ETC.

17.1

The rights, powers and remedies provided in this Mortgage are cumulative and are not, nor are they to be construed as, exclusive of any rights, powers or remedies provided by law or otherwise

17.2

No failure on the part of the Bank to exercise, or delay on its part in exercising any of its respective rights, powers and remedies provided by this Mortgage or by law (collectively the Rights’) shall operate as a waiver thereof, nor shall any single or partial waiver of any of the Rights preclude any further or other exercise of that one of the Rights concerned or the exercise of any other of the Rights.

17.3

The Company hereby agrees to indemnify the Bank and any Receiver against all losses, actions, claims, costs, charges, expenses and liabilities incurred by the Bank and by any Receiver (including any substitute delegate attorney as aforesaid) other than claims caused by negligence or fraudulent activity on its or his part or on the part of any respective employees or agents in relation to this Mortgage or the Secured Obligations (including, without limitation, the costs, charges and expenses incurred in the carrying of this Mortgage into effect or in the exercise of any of the rights, remedies and powers conferred hereby or in the perfection or enforcement of the security constituted hereby or pursuant hereto or in the perfection or enforcement of any other security for or guarantee in respect of the Secured Obligations) or occasioned by any breach by the Company of any of its covenants or obligation under this Mortgage. The Company shall so indemnify the Bank and any Receiver on demand and shall pay interest on the sum demanded at the highest interest rate or discount rate in any agreement between the Company and the Bank from the date on which the same was demanded by the Bank or any Receiver, as the case may be , and any sum so demanded, together with any interest, shall be a charge upon the Mortgaged Property in addition to the moneys hereby secured.

18 PROVISIONS SEVERABLE

Every provision contained in this Mortgage shall be severable and distinct from every other provision and if at any time any one or more of such provisions is or becomes invalid, illegal or  unenforceable, the validity, legality and enforceability of the remaining such provisions shall not in any way be affected thereby.

19  ASSIGNMENT

The Bank shall have a full and unfettered right to assign the whole or any part of the benefit of this Mortgage and the assignees and other successors whether immediate or derivative of the Bank who shall be entitled to enforce and proceed upon this Mortgage in the same manner as if named herein, the Bank shall be entitled to impart any information concerning the Company to any such assignee or other successor or any participant or proposed assignee

20  THE BANK’S DISCRETIONS

20.1

Any liberty or power which may be exercised or any determination which may be made hereunder by the Bank may be exercised or made in the absolute and unfettered discretion of the Bank which shall not be under any obligation to give reasons therefore.

20. 2

A certificate by an officer of the Bank as to the amount for the time being due to the

8~nk shall (save in the case of manifest error) be conclusive and binding upon the

Company for all purposes.

21  AMENDMENTS

      No amendments or waiver of any provision of this Mortgage and no consent to any departure by the Company shall          in any event be effective unless the same shall be in writing and signed or approved in writing by the Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

22 CONFLICT WITH THE TERMS OF THE INTERCREDITOR AGREEMENT

If, and to the extent that, any of the terms of this Mortgage conflict with the terms of the lntered

Agreement, the terms of the lntercreditor Agreement shall prevail.

23 GOVERNING LAW

This Mortgage is governed by and shall be construed in accordance with English Law.

24 CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not party to this Mortgage shall have no rights under the Contracts (Rights of Third Parties) Act 1 ggg to enforce any term of this Mortgage. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.

IN WITNESS WHEREOF the Company has executed this Mortgage as a deed and the Bank has executed this Mortgage under hand on the date first given above.

EXHIBIT 4 (x)

#

DATED

2001

HI8ERNIA FOODS BAKERIES LIMITED

and

GMAC COMMERCIAL CREDIT LIMITED

INVOICE DISCOUNTING AGREEMENT

(with full recourse)

GMAC COMMERCIAL CREDIT LIMITED

Sovereign House, Church Street, Brighton, BNT iSS

DEFINITIONS AND INTERPRETATION

                  PURCHASE OF DEBTS

TRANSFER OF GOODS

PERFECTION OF TITLE

PURCHASE PRICE OF DEBTS

NOTIFICATION OF DEBTS

ACCOUNTING AND PAYMENT TO THE CLIENT

THE ADMINISTRATION CHARGE AND DISCOUNT CHARGE

ANCILLARY DOCUMENTATION

SPECIAL CONDITIONS

SET-OFF AND COMBINATION

DEBTS OTHERWISE THAN IN STERLING

WARRANTY AND UNDERTAKINGS

THE TRUST ACCOUNT

CLIENT’S ACCOUNTS AND RECORDS

POWER OF ATTORNEY

RECOURSE TO CLIENT

RIGHT TO DISCLOSURE

TERMINATION OR DETERMINATION

ENFORCEMENT OF PAYMENT OF DEBTS

SPECIAL MARGIN

INDEMNITY

ASSIGNMENT

VAT

NOTICES

MISCELLANEOUS

SCHEDULE

INVOICE DISCOUNTING AGREEMENT

THIS INVOICE DISCOUNTING AGREEMENT is made the

of

2001

BETWEEN

(1)

GMAC COMMERCIAL CREDIT LIMITED whose registered office is situate at Sovereign House, Church Street, Brighton, BN1 iSS (“GMAC”); and

(2)

The person (“the Client”) shown in the Schedule

#

IT IS HEREBY AGREED AS FOLLOWS:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Agreement the following expressions shall have the meanings ascribed to them respectively

“ADMINISTRATION CHARGE”

he amount detailed as such in the Schedule or such ther amount as GMAC and the Client shall from time to me agree.

~~ANCILLARY

RIGHTS”

In relation to any Debt:

(i) all the Client’s rights as unpaid vendor and all other rights of the Client under or in relation to the relevant Supply Contract (whether such rights arise from or are created by statute common law contract or otherwise lhowsoever);

(ii) the benefit of all guarantees indemnities insurances (including any policy of credit or Goods in transit insurance) and securities given to or held by the Client in relation to such Debt;

~(iii) all cheques bills of exchange and other ~instruments held by or available to the Client in relation to such Debt; and

(iv) the right to possession of all ledgers computer ~data records and documents on or by which such Debt is ~recorded or evidenced ; and

(v)

the rights in favour of GMAC pursuant to clauses 3.1 and 3.2

~ANNUAL RENEWAL PERIOD”

The period of twelve calendar months commencing upon expiry of the Initial Period and each consecutive period of twelve calendar months upon renewal of this Agreement ~annually thereafter

‘APPROVED CURRENCY’

Any currency other than sterling agreed from time to time by the Client and GMAC to be an approved currency for the purposes of this Agreement

‘ASSOCIATE”

~ director shareholder or other officer of the Client or a person whose relationship to the Client is within the meaning of Associate as defined by s.52 of The Companies Act 1989

“ASSOCIATE COMPANY AGREEMENT”

Any agreement made on or around the date of this agreement between GMAC and any Associate of the Client for the sale and purchase of debts and any subsequent agreement with an Associate of the Client so designated by the parties to this agreement

“BUSINESS DAY”

A day (excluding a Saturday and Sunday) on which banks are open for business in London

“CLIENT ACCOUNT’

The account or accounts maintained by GMAC in the name of the Client for the purpose of recording all transactions between GMAC and the Client pursuant to this Agreement and any reference to a balance on the Client Account shall mean a balance on a combination of such accounts (whether or not such accounts have been combined in fact)

“COLLECTION DATE”

In the case of a Debt paid in cash or by bank credit transfer: three days after the date of receipt of the funds in the bank account of GMAC; and in the case of a Debt paid by cheque or other instrument: three days after the date of its collection from the drawee or acceptor

“COMMENCEMENT DATE”

The commencement date of the Agreement shown in

the Schedule

“DEBT”

The amount of any book debt invoice debt accounts note bill acceptance and other forms of obligation or indebtedness incurred or to be incurred by the Debtor either under a Supply Contract including any tax or duty payable by the Debtor or in respect of which the Client has obtained or acquired the beneficial interest thereof

“DEBTOR”

Any person firm or company which is or may become indebted to the Client in respect of the sale or supply by the Client of any Goods

“DEBTOR CONCENTRATION PERCENTAGE”

The percentage as detailed as such in the Schedule

“DELIVERY”

In the case of Goods their physical receipt by the Debtor and in the case of services their performance and “delivered” shall be construed accordingly

:

#

“DISCOUNT CHARGE”

The charge to be calculated as specified in the Schedule

by reference to the percentage detailed in the said

Schedule or such other percentage as GMAC and the

Client shall from time to time agree

“DOMESTIC DEBT’

A Debt evidenced by an invoice addressed to a Debtor in

the United Kingdom and “Domestic Debtor” shall be

I construed accordingly

“ENCUMBRANCES”

Includes without limitation any mortgage charge (whether fixed or floating) pledge lien assignment or assignation by way of security any other security interest retention of title or encumbrance of any kind and any other agreement or arrangement having substantially the same economic effect as any of the foregoing

“EXPORT CONCENTRATION PERCENTAGE”

The percentage detailed as such in the Schedule

“FOODS”

Means Hibernia Foods Limited (company number

1866659)

“FOODS FACILITIES”

Means the invoice discounting and inventory facilities advanced to Foods pursuant to the terms of the amended and restated facilities agreement with GMAC dated 9 May

2001

‘FOREIGN DEBT’

A Debt evidenced by an invoice addressed to a Debtor outside the United Kingdom and “Foreign Debtor” shall be construed accordingly

‘GOODS”

Any merchandise and where the context so admits any services (and “Sale of Goods” shall include the provision of services)

‘GROSS PURCHASE PRICE”

The amount payable by the Debtor for the relevant Goods

(together with any value added tax thereon) but less any discount commission or other allowances due or allowable to the Debtor under the Supply Contract

“INITIAL PERIOD”

~he period detailed in the Schedule

‘INSOLVENCY”

(A)

In relation to the Client or any guarantor or indemnifier of the Client’s obligations to GMAC, any of the matters in paragraphs (a) to (h) immediately following:

a)

the issue of a petition or application, the calling of a meeting or making proposals for any of the matters in items (b) (i) to (iv) following;

~b) any part of the Client’s income or assets, being

(i)

seizure, distress, diligence or lien which has been or is being enforced; or

(ii)

enforcement of security rights; or

(iii)

execution of legal process; or

(iv)

sequestration; or

(v)

an injunction; or

(vi)

attachment; or

(vii)

other legal process.

(c)

the service of any statutory demand under the Insolvency Act 1986 which is not withdrawn within 5 business days of having been made;

(d)

the entry of any judgment, order or award which shall remain unsatisfied or whose terms shall not be complied with for seven days (except pending any appeal);

(e)

an application for a garnishee order against GMAC by any creditor or alleged creditor of the Client;

(f)

giving notice of the intended suspension of payments of debts;

(g)

the taking of any steps for the commencement of any proceedings in respect of any of the matters in sub-paragraphs (A) and (B) of this definition;

(h)

any event referred to in B) (a) to (d) inclusive immediately below

B)

In relation to a Debtor any of the matters in paragraphs (a) to (d) immediately following:

(a)

in relation to an individual - bankruptcy or sequestration or the granting of a trust deed for the benefit of creditors;

(b)

in relation to a company - a resolution for voluntary winding up by reason of insolvency, a winding up order, the appointment of an administrator under the Insolvency Act 1986 or the appointment of a receiver (whether in or out of court) or an administrative receiver of any of its assets or income;

(c)

in relation to a partnership - its bankruptcy, winding up or an administration order or the bankruptcy of any Partner;

(d)

in relation to any person - entry into a voluntary arrangement under the Insolvency Act 1986 or any formal or informal arrangement generally for the benefit of creditors;

“Insolvent” shall be construed accordingly..

“MARGIN”

Such sum as is produced by deducting the Special Margin from the Gross Purchase Price of all Outstanding Debts and multiplying the result by the difference between 100% and the Prepayment Percentage.

“MINIMUM ANNUAL CHARGE”

The amount detailed as such in the Schedule or such other amount as GMAC and the Client shall from time to time agree

#

“NOTIFICATION”

The notification to GMAC of a Debt by the Client which has not previously been notified by inclusion in a Notification Schedule

“NOTIFICATION SCHEDULE”

The schedule referred to in Clause 6

“NOTIFIED”

The inclusion of a Debt in an Offer or a Notification Schedule delivered by GMAC.

“NOTIFIED VALUE”

The invoice value of a Debt as shown in an Offer or a Notification Schedule delivered to GMAC by the Client

“OFFER”

An unconditional offer by the Client to sell a Debt to GMAC with full title guarantee to be made in such form and with such evidence of performance of the Supply Contract as GMAC may require and where more than one debt is at the same time offered for sale GMAC shall treat each Debt as subject to an independent offer each of which may be accepted or rejected by GMAC entirely at its discretion.

‘THE OBLIGATIONS”

All monetary and other liabilities and prospective liabilities (liquidated or unliquidated) owed or incurred at any time by the Client to GMAC or to any of subsidiary or holding company or to any subsidiary of any such holding company of GMAC whether actual or contingent and whether arising under this Agreement or otherwise and jwhether arising in or by contract tort restitution or assignment

“OUTSTANDING”

In relation to any Debt: included in a Notification Schedule and remaining vested and/or held on trust by the Client for GMAC and unpaid and a Debt shall be deemed to be unpaid until the Collection Date thereof

~ “PERMFFVED CREDIT PERIOD”

The period detailed in the Schedule or such period as GMAC and the Client may from time to time agree

‘PREPAYMENT’

A payment by GMAC to the Client on account of the Purchase Price of any Debt ( before the Collection Date ~thereof) up to the Prepayment Percentage

I

‘PREPAYMENT LIMIT’

The amount shown as such in the Schedule or such other ~mount as GMAC and the Client may from time to time ~agree

‘PREPAYMENT PERCENTAGE”

The amount shown as such in the Schedule or such other percentage as GMAC and the Client may from time to me agree

RECOURSE”

The right of GMAC in accordance with Clause 17 hereof

to require the Client to repurchase a Debt purchased by

GMAC (together with any Ancillary Rights and any

Transferred Goods)

“THE SCHEDULE”

The schedule attached to and forming part of this Agreement

“SPECIAL MARGIN”

Such sum as GMAC in its absolute discretion notifies in writing to the Client at any time

“SUBSIDIARY”

A company whose relationship to the Client is within the

meaning of s.144(1) of The Companies Act 1989 “SUPPLY CONTRACT”

A contract between the Client or any agent(s) of the Client and a Debtor for the provision of Goods

“TRANSFERRED GOODS”

Goods in respect of which the ownership shall vest in GMAC pursuant to Clause 3.1 or 3.2

“VAT”

Value Added Tax

1.2. Expressions which in or for the purposes of any proceedings outside England and for the purposes of the interpretation of documents expressed to be subject to other than English Law have no precise counterpart in the jurisdiction in which those proceedings take place or in the law of such contract as the case may be shall be construed as bearing the meaning of the closest equivalent thereto in the jurisdiction concerned

1.3. This Agreement shall be governed by and construed in accordance with English Law

1.4. The index marginal notes and headings are inserted for convenience of reference and shall not form part of this Agreement or affect its interpretation and references in this Agreement to clauses (except where otherwise specified) are references to clauses of this Agreement

1.5 In this Agreement the singular shall include the plural and vice versa the masculine shall include the feminine and neuter and vice versa and the meaning of general words introduced by the word “other” shall not be limited to reference to any preceding word or enumeration indicating a particular class of acts matters or things

1.6 A person who is not party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

1.7 Any reference to a subsidiary or to a holding

company shall be construed as such terms are defined

in the Companies Act 1989.

2.

PURCHASE OF DEBT

2.1

The Agreement shall commence on the

Commencement Date.

2.2

As soon as possible on or after the

#

Commencement Date the Client will deliver an Offer in respect of each Outstanding Debt on that date together with its Ancillary Rights by completing and delivering to GMAC a Notification Schedule containing such detail relating to such Debts as GMAC shall require. GMAC shall only accept each such Offer by crediting the Notified Value of the accepted Debts to an account which it shall keep in the Client’s name. Upon doing so GMAC’s ownership of such accepted Debts shall be complete.

2.3 The Client hereby transfers to GMAC all Debts (together with their Ancillary Rights) created after the Commencement Date of this Agreement until the ending of this Agreement. Such Debts shall vest in GMAC the moment the Debts are created and GMAC’s ownership of such debts shall then be complete.

3.

TRANSFER OF GOODS

separately from its own property any Debt or Ancillary Rights purchased by GMAC of which the ownership shall fail to vest in GMAC for any reason

5

PURCHASE PRICE OF DEBTS

5.1 In this Agreement the “Purchase Price” payable by GMAC to the Client in respect of any Debt shall be the Gross Purchase Price less:

5.1.1

The Discount Charge; and

5.1.2

The Administration Charge other than any annual charge; and

5.1.3

In the case of a Debt payable otherwise than in Sterling any charges for collecting and/or converting as appropriate in accordance with clause 12 hereof

3.1 The ownership of all Goods to which any Debt purchased by GMAC pursuant to Clauses 2.2 or 2.3 relates and which shall be either:

3.1.1.

returned or rejected by the Debtor or

3.1.2

recovered by the Client by reason of any right of lien stoppage in transit or ownership (whether or not pursuant to the relevant Supply Contract)

shall vest automatically in GMAC upon the return rejection or recovery (as the case may be) of such Goods without the requirement of any act of transfer

3.2 GMAC shall have the right to have transferred to it the ownership of any Goods the subject of any Supply Contract (other than such Goods as shall have vested in GMAC pursuant to Clause 3.1) in respect of which the ownership shall not have passed to the Debtor

3.3 All Transferred Goods shall be set aside marked ‘These Goods are the property of GMAC Commercial Credit Limited” and held for GMAC’s account as owner

3.4 GMAC shall (in addition to and without prejudice to any other rights it may have) possess the right to take possession of and to sell or cause to be sold without notice any Transferred Goods at such prices to such purchasers and upon such terms and conditions as it may deem advisable and in the event of any such sale the Client shall pay to GMAC on demand (and without asserting any right of set-off):

3.4.1 the difference (if any) between the amount of the Debt relating to such Goods and the amount received by GMAC on any such sales;

and

3.4.2 any costs and expenses (including legal fees)

reasonably and properly incurred by GMAC in relation to any such taking of possession and sale

4.

PERFECTION OF TITLE

4.1 The Client shall at the request of GMAC at any time before or after determination of this Agreement and at the Client’s expense execute stamp and deliver a deed in a form to be approved by GMAC legally assigning to GMAC any Debt and its Ancillary Rights purchased by GMAC hereunder and deliver to GMAC any instrument policies deeds securities records computer data or documents included therein relating to any Debt or Mcillary Rights with any necessary endorsement signature

4.2 The Client shall hold on trust for GMAC and

5.2

The Purchase Price Discount Charge and Administration Charge of a Debt shall:

5.2.1 in the case of a Debt payable in sterling or an Approved Currency only, be denominated in the currency of the Debt; or

5.2.2 in the case of any other Debt, The Purchase

Price Discount Charge and Administration Charge shall

be denominated in such currency as GMAC and the

Client shall from time to time agree.

A separate Client Account shall be kept by GMAC in respect of each such currency.

6.

NOTIFICATION OF DEBTS

The Client undertakes to notify GMAC of each Debt as soon as reasonably practicable after the relevant Goods to which it relates have been Delivered by fully and promptly completing a Notification Schedule and delivering the same to GMAC together with such other documents as GMAC may reasonably require to evidence the proper Delivery of the relevant Goods in respect of such Debt

7.

ACCOUNTING  AND  PAYMENT TO THE CLIENT

7.1 Upon receipt by GMAC of a Notification Schedule relating to any Debt GMAC shall credit its Notified Value to the Client Account. For administrative convenience GMAC shall make all such credits before deduction of any of the items to be deducted in calculating such Purchase Price as are provided for in Clause 5 and shall consequently debit any such item to such account in the name of the Client and at such time thereafter as GMAC (acting reasonably) may consider requisite

7.2 Subject to the provisions of Clauses 7.3, 7.4 and 7.5. GMAC shall remit to the Client or to its order on account of its obligation to pay the Purchase Price of Debts any part of the balance for the time being standing to the credit of the Client in the Client Account

7.3 The Client shall not be entitled at any time to any payment in respect of the Purchase Price of any

Debt:

7.3.1 Whilst GMAC is of the reasonable opinion that the Client’s Insolvency is threatened

7.3.2 If and to the extent that such payment would result in:

#

7.3.2.1 the aggregate of all Prepayments in respect of all

Outstanding Debts in accordance with this agreement

exceeding a sum produced by deducting the Special

Margin from the Gross Purchase Price of all Outstanding

Debts and multiplying the result by the Prepayment

Percentage;

7.3.2.2

the amount of the Prepayments made in respect of a single Debtor exceeding the Debtor Concentration Percentage;

7.3.2.3

the amount of the Prepayments made in respect of all Outstanding Debts due from Foreign Debtors exceeding the Export Concentration Percentage

7.4

At any time the aggregate of Prepayments in respect of all Outstanding Debts shall not at any time exceed the Prepayment Limit or such other amount as GMAC and the Client shall from time to time agree and for the purposes of this clause any Obligations arising under this Agreement or an Associate Company Agreement may be treated as a Prepayment

7.5

At any time when GMAC shall have the right to terminate this Agreement pursuant to clause 19.2 (whether or not it shall have exercised such right) GMAC may withhold all Prepayments and shall have the right on demand to the immediate repayment by the Client of all Prepayments previously made in respect of Outstanding Debts

7.6

Unless otherwise agreed all payments to be made by GMAC to the Client under this Agreement shall be made in the currency in which the Purchase Price of the Debts is payable in accordance with clause 5.2 and shall be sent to any bank account of the Client by such means of transmission as GMAC may from time to time approve

7.7

GMAC will at monthly intervals provide statements to the Client of the Client Account showing the movements upon such account since the issue of the previous statements. Such statements shall be binding upon the Client in the absence of manifest error provided that such manifest error is notified in writing to GMAC within one month of the date the Client was provided with such statements

8.

THE ADMINISTRATION CHARGE AND THE DISCOUNT CHARGE

8.1 For administrative convenience the charges to be ~deducted in the calculation of the Purchase Price of any iJebt pursuant to Clause 5 shall be dealt with as follows:

8.1.1

the Administration Charge (other than any Minimum Annual Charge) shall be debited to the Client account on the last Business Day of each month; and

~8.1.2 the Discount Charge shall be calculated in the aggregate and be debited to the Client Account on the last Business Day of each month by applying each day the applicable rate to the aggregate of unrecovered ~Prepayments up to the end of such day and for this ~purpose any amount debited to the Client Account except

~a

 respect of Recourse or any credit note issued by the lien shall be treated as such an unrecovered Prepayment

8.2 Any shortfall between the amount of the ~ administration Charge paid pursuant to Clause 8.1.1 in ny month and one twelfth of the Minimum Annual Charge hail be debited to the Client Account during the following

9.

ANCILLARY DOCUMENTATION

The Client covenants to execute or procure the execution of the additional documentation specified in the Schedule in the form stipulated by GMAC

10.

SPECIAL CONDITIONS

The Client, covenants and when applicable GMAC agrees to observe and perform the special conditions (if any) detailed in the Schedule

ii.

SET-OFF AND COMBINATION

11.1

GMAC may debit to the Client Account the amount of any of the Obligations or (in GMAC’s absolute discretion) GMAC may apply by way of set-off the amount of any of the Obligations in discharge of any amount payable by GMAC to the Client Account pursuant to this Agreement. If the amount of any such Obligation cannot be immediately ascertained GMAC may make a reasonable estimate thereof. Any amount debited to the Client Account pursuant to this Clause (except in respect of any credit note issued by the Client or any Recourse) shall be treated as a Prepayment

11.2

GMAC may in its absolute discretion without notice or other formality combine any two or all the accounts maintained in GMAC’s records in the name of the Client. At any time when GMAC shall have the right to terminate this Agreement immediately in accordance with sub-Clause 19.2 all such accounts shall be deemed to have been combined and any balance owing to GMAC on the Client Account and any amount by which any balance on the Client Account in favour of the Client falls short of the aggregate of the Margin and the Special Margin at such time shall be paid by the Client to GMAC forthwith upon demand

12.

DEBTS OTHERWISE THAN IN STERLING

12.1 Unless otherwise agreed by GMAC where a Debt is payable otherwise than in sterling in the United Kingdom the charges for both the collection and/or, in the case of Debts not denominated in an Approved Currency, conversion into sterling or into such other currency as GMAC shall from time to time determine shall be deducted in calculating the Purchase Price and such price shall be computed by reference to the spot rate of exchange ruling in London on the Collection Date but at its discretion GMAC may provisionally apply the rate ruling on the date it receives the Notification Schedule relating to such Debt making such adjustments as shall thereafter be necessary.

12.2

GMAC hereby agrees prior to the occurrence of an event referred to in clause 19.2 that it will not convert any monies received hereunder in a currency other than sterling into any other currency without the prior agreement of the Client

12.3

If at any time more than one currency or currency unit are recognized by the central bank of, or having jurisdiction in, any country as the lawful currency of that country;

12.3.1

for so long as the currency or currency unit in which the provisions of and obligations under this Agreement are expressed (the “express currency”) shall remain so recognized, those provisions and obligations shall remain denominated and paid or satisfied in that currency or currency unit;

#

#

12.3.2 if the express currency ceases to be so recognized, any reference in this Agreement to that currency or currency unit shall be translated into and become payable in the currency or currency unit of that country designated by GMAC; and

12.3.3

any translation from one currency or currency unit to another shall be at the official rate of exchange recognized by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by GMAC in the manner officially prescribed in relation to such official rate or, if to the extent not so recognized or prescribed, in such manner as GMAC may reasonably determine.

12.4 If any change in any currency of a country occurs, this Agreement will be amended to the extent GMAC after consultation with the Client, specifies to be necessary in the light of the change in currency and to put the parties hereto as far as possible in the same position as they would have been but for such change in currency.

13.

WARRANTY AND UNDERTAKINGS

In addition to and without prejudice to any other warranty or undertaking given elsewhere in this Agreement the Client warrants and undertakes (as applicable):

13.1 that the Client’s business is as stated in the Schedule

13.2 it has the power to enter into and perform its obligations under this Agreement and the Client has taken all necessary action (corporate or otherwise) to authorize the unconditional entry into and performance of its obligations under this Agreement upon the terms and conditions contained herein;

13.3

to the best of its knowledge and belief that the Client has disclosed to GMAC every fact or matter known to the Client concerning the business, interest and affairs ~of the Client and its Associates which the Client knew or ought reasonably to have known might influence GMAC in its decision whether or not to enter into this Agreement or to accept any person as guarantor of the Client’s obligations to GMAC or as to the terms of this Agreement and that the Client shall promptly disclose to GMAC any such fact or matter of which the Client becomes aware Throughout the duration of this Agreement including ~(without prejudice to the generality of the foregoing) any ~change or prospective change in the constitution or ~control of the Client or of any guarantor

13.4

that to the best of its knowledge and belief no material adverse change has occurred to its business accounts or is pending that would materially adversely ~affect the ability of the Client to observe or perform its obligations under this Agreement

13.5

that the inclusion of a Debt on a Notification Schedule or in any schedule delivered to GMAC pursuant

Clause 15.2 shall be deemed to constitute a warranty or undertaking (as applicable) by the Client that:

13.5.1

The Client has not granted and will not (without written consent of GMAC) grant any assignment

~ignation or other disposition charge or Encumbrance ch affects or may affect any of the Debts or any ~illary Rights or any Transferred Goods sold to GMAC that no supplier to the Client has or may have any m to any such Debt or Ancillary Rights or Goods 3r by equitable tracing right or otherwise

13.5.2

The relevant Goods have been delivered and the Debt is a bona fide legally binding obligation of the relevant Debtor to the extent of the amount notified by the Client on a Notification Schedule and has arisen from a Supply Contract made in the ordinary course of the Client’s business as specified in the Schedule

13.5.3

The relevant Debtor has an established place of business and is not an Associate of the Client

13.5.4

The Client has no obligations to the relevant Debtor other than under any Supply Contract and there exists no agreement between the Client and the Debtor for set-off or for abatement or whereby otherwise the amount of the Debts specified in the Notification Schedule may be reduced otherwise than in accordance with the terms of the Supply Contract as approved by

GMAC

13.5.5

The Client is not in breach of its obligations to the relevant Debtor under the terms of the Supply Contract and will continue in all respects to comply with the Supply Contract to ensure that the Debtor will accept the Goods and the invoice therefore (or if the Debtor is insolvent the Debtor’s trustee in Bankruptcy or Liquidator will accept a proof of debt for the unpaid balance thereof) without any dispute or claim whatsoever (whether justifiable or not) including disputes as to price terms quality or quantity retention set-off compensation or counterclaim or claims of release from liability or inability to pay because of an act of God or public enemy or war or because of the requirements of law or rules orders or regulations having the force of law

13.5.6 The Client will not vary or attempt to vary any material terms of any Supply Contract without the prior written consent of GMAC

13.5.7 All statements including but not limited to those contained in the Notification Schedule or in any documents delivered therewith or otherwise under the terms hereof will be true and correct in every material respect

13.5.8

The Client will on the Delivery of the Goods have no reason to believe that the Debtor will be unable to or for any other reason will not pay in full when due all moneys owed by it in respect of such Goods

13.5.9 The Debt has arisen from a Supply Contract which is governed by the laws of England or of such other country as may be approved by GMAC in writing and that all claims or disputes arising in connection with the Supply Contract are within the jurisdiction of the English Courts and that such Supply Contract provides for payment in a currency and in accordance with terms approved by GMAC in writing

13.5.10 The Client will (if so required by GMAC) provide evidence reasonably satisfactory to GMAC of the Debtor’s order for the Goods and of the due delivery of the Goods to which each Debt included in the Notification Schedule relates

13.5.11 The Debt is not subject to withholding tax.

13.6 Promptly to supply to GMAC copies of all credit notes issued to Debtors (but so that GMAC shall at all times have an absolute discretion to require that its prior written approval be obtained before the issue of any credit note)

13.7

If so required to deliver to GMAC upon the execution of this Agreement and upon the opening of

#

any account with any bank a letter of instruction in a form specified by GMAC to the Client’s banker in respect of remittances received or to be received by such banker purportedly in settlement of any Debt

13.8

To inform GMAC of any person who is or becomes an Associate and if so required by GMAC to procure that any Associate carrying on a business similar to that of the Client shall enter into an agreement with GMAC for the sale of its Debts on terms similar to those of this Agreement

13.9

Promptly to notify GMAC in writing of any dispute of any kind between the Client and the Debtor and to use all reasonable endeavors promptly to settle every such dispute and promptly to perform all further and continuing obligations of the Client to the Debtor under any Supply Contract and (if so required by GMAC) to give evidence to GMAC of such performance

13.10

the Client will provide and will procure that any applicable Associate Company will provide safety briefings and equipment to GMAC staff as necessary to comply with their responsibility under the Health and Safety at Work Act 1974 and ensure a safe system of work for such staff whilst on the Client’s or any such Associate Company’s premises.

13.10

The warranties and undertakings contained in Clauses 13, 14 and 15 herein shall remain fulfilled throughout the duration of this Agreement

14.

THE TRUST ACCOUNT

The Client warrants and undertakes as trustee for GMAC to hold and keep separate from the Client’s other moneys all cheques instruments and moneys that may be received by it in payment of or on account of Debts purchased by GMAC and immediately to pay all such cheques instruments and moneys properly endorsed where required either

14.1

direct to the account of GMAC at the bankers of

GMAC from time to time notified in writing by GMAC to the

Client or

14.2

into a Trust Account in the name of the Client as trustee of GMAC being an account of which the sole signatory or signatories is or are officers or employees of GMAC and

14.2.1

GMAC agrees to instruct the bankers at which any such Trust Account is maintained promptly to transfer to GMAC’s own bank account sums paid into the said Trust Account and all sums paid into such Trust Account shall be deemed to have been paid to GMAC on the date on which they are credited to GMAC’s own bank account

14.2.2

All bank commission and other charges and expenses incurred or payable by GMAC in relation to this Agreement and the arrangements contemplated herein shall be paid by the Client to GMAC on demand or at the option of GMAC shall be debited to the Client Account

15.

CLIENTS ACCOUNTS AND RECORDS

The Client undertakes with GMAC:

15.1

That immediately after the purchase by GMAC of any Debt to make an appropriate entry in its books of account recording such sale and to procure that in all such accounts maintained in the books and records of the Client in the name of the relevant debtor there are conspicuous notations that the Debt has been sold to

GMAC

15.2

To deliver to GMAC by the tenth day of each month (or by such later date as GMAC shall from time to time agree in writing) and in a form approved by GMAC and made up to the last day of the preceding month the following:

15.2.1

A schedule of all Debts owed by each Debtor, each Debt being aged by date of invoice

15.2.2

A copy of the Client’s sales ledger control account relating to all Debts purchased by GMAC pursuant to this Agreement which must include all such details as GMAC will require and notify to the Client in writing from time to time

15.2.3

All such other information as GMAC may require and request in writing from time to time

15.3

To furnish GMAC on or before the last Business Day of each month with management accounts in relation to the previous month showing its financial position and the results of its operation in such form and containing such information as GMAC may at any time reasonably require

15.4

To furnish GMAC with a signed copy of its audited balance sheet and accounts for each year or accounting reference period (as defined in the Companies Act 1985 as amended by the Companies Act 1989) ending throughout the duration of this Agreement within 5 months of the end of such period and such other accounts or statements of its financial position or affairs as GMAC may at any time require and (if so required by GMAC) to procure that the Client’s auditors shall report direct to GMAC on any such balance sheet or accounts

15.5

To promptly furnish GMAC (at the Client’s expense) with such of the books records documents tapes computer equipment and other materials included in the Ancillary Rights or copies of them and copies of any other records or documents as GMAC may at any time reasonably require and (if so required by GMAC) to procure that the Client’s bankers shall furnish GMAC with copies of any or all of the statements of accounts between such bankers and the Client

15.6

To allow GMAC, its employees and authorized agents at any time during normal business hours to enter the Client’s premises at which the Client carries on business to inspect, verify, check, remove and take copies (at the Client’s expense) of any books, orders, accounts, records, correspondence of the Client as GMAC shall require in respect of the Debts and their Ancillary Rights and to carry out such inspection and verification as GMAC may in its absolute discretion require of the Client’s accounts records and documents at any time throughout this Agreement and to indemnify GMAC against every expense reasonably and properly incurred or sustained in carrying out any of the above

16. POWER OF ATTORNEY

The Client hereby irrevocably:

16.1

appoints GMAC the directors the company secretary and every other officer of GMAC from time to time jointly and severally to be the attorney of the Client to execute such deeds or documents complete and endorse such instruments institute or defend such proceedings and perform such other acts as GMAC may require to perfect GMAC’s title to any Debt or its Ancillary Rights and to secure performance of any of the

#

Client’s obligations under this Agreement or under any Supply Contract

16.2

authorizes GMAC the directors the company secretary and every other officer of GMAC from time to time to endorse the name of the Client on any and all cheques or other forms of remittance received where such endorsement is required to effect collection or to perfect GMAC’s title as a holder in due course or for any other reason

1% per annum

19.

TERMINATION OR DETERMINATION

19.1

Termination

19.1.1

This Agreement may be terminated by the Client serving on GMAC not less than three months notice in writing of such termination such notice to take effect on the expiry of the Initial Period

16.3

authorizes the attorneys appointed pursuant to Clause 16.1 to appoint and to remove any substitute attorney or agent to execute and perform any of the documents and things referred to in Clauses 16.1 and

16.2

and the Client shall be bound by whatever any of

such attorney substitute attorney or agent shall do by virtue of the powers hereby given

17.

RECOURSE TO CLIENT

17.1

GMAC may require the Client at any time after receiving a written notice from GMAC (“the Repurchase Notice”) to immediately repurchase any Debt:

17.1.1

which remains unpaid, whether in whole or in part after payment thereof has become due; or

17.1.2 which even if not due remains unpaid by the end of the Permitted Credit Period; or

17. 1.3 where the Debtor at any time disputes liability for payment or asserts any right of lien retention or set-off

17.2

The Repurchase Notice shall detail the relevant Debt to be repurchased and the price at which it is to be repurchased which shall be the amount of the Debt as included in the relevant Notification Schedule less any amount already paid by a Debtor in respect of such Debt (“the Repurchase Price”)

17.3 Until all the moneys payable by the Client under

the Repurchase Notice to GMAC have been paid the

Debts included in such notice and its Ancillary Rights any

Transferred Goods relating thereto shall remain vested in

GMAC

17.4

After the ownership of any Debt shall have revested in the Client GMAC will credit the Client with all sums subsequently recovered by GMAC in respect of such Debt as a result of GMAC’s enforcement of any of the Ancillary Rights vested in GMAC pursuant to Clause 2.2 but less any Obligations to GMAC

17.5

GMAC has an additional right to require the ~Client to repurchase any Debt at any time in its absolute discretion whether or not the Client is in breach of any of ~its obligations hereunder

18.

RIGHT TO DISCLOSURE

18.1 On request by GMAC to the Client at any time the Client shall immediately give in the form specified by GMAC notice to the Debtors or to such of them as GMAC shall direct of the rights of GMAC to the Debts owed by the relevant Debtors and Ancillary Rights together with any Debts which may in the future become due by those Debtors to the Client and thereafter the Client shall include such notice in all statements invoices or demands for payment issued by the Client in respect of every Debt purchased by GMAC pursuant to this Agreement

18.2 With effect from the date of the request made under Clause 18.1 the Administration Charge shall increase by

19.1.2 This Agreement may be terminated by GMAC serving on the Client not less than three months notice in writing of such termination

19.1.3

Subject to no notice being served pursuant to clause 19.1.1 upon expiry of the Initial Period and in the absence of notice being given by GMAC pursuant to clause 19.1.2 this Agreement shall be renewed for the Annual Renewal Period commencing on expiry of the Initial Period and shall continue to be renewed annually thereafter until not less than 90 days notice of termination shall be served by the Client such notice to take effect on expiry of the Annual Renewal Period that is current at that time

19.1.4

If during the Initial Period or any Annual Renewal Period the Client serves notice of termination on GMAC which notice is expressed to take effect on and which GMAC agrees may take effect on a date which falls prior to the expiry date of the Initial Period or any Annual Renewal Period (as the case may be) GMAC shall be entitled to the Early Termination Fee as set out in the Schedule

19.2

Determination by GMAC

On the occurrence of any of the following events GMAC shall have the right by notice to the Client to terminate this Agreement forthwith or at any time thereafter:

19.2.1

any breach or threatened breach by the Client of a term of this Agreement; or

19.2.2

the breach or threatened breach or the termination of any contract between either GMAC and the Client or between GMAC and any Associate of the Client; or

19.2.3 any application by any creditor of the Client for

a court order that GMAC must pay money to such creditor;

or

19.2.4 if the Client has any obligation to a third party for repayment of borrowed money in an amount in excess of an aggregate principal amount of the Sterling equivalent of $1,000,000 which is declared due prior to its stated maturity date or which the Client does not pay it when due; or

19.2.5

any change in the ownership, control, constitution or composition of the Client which is reasonably considered by GMAC to prejudice its position; or

19.2.6

breach or termination by the Client or an Associate of any representation warranty or undertaking given to GMAC; or

19.2.7 the termination of any waiver, consent or priority arrangement in GMAC’s favour; or

19.2.8

the Client ceasing or threatening to cease to carry on its business referred to in the Schedule; or

19 2 9

the Client’s Insolvency; or

19.2.10 the Insolvency or death of any person who

#

has given a guarantee or indemnity to GMAC for the Client’s obligations, or the service of a notice of intention to end such guarantee or indemnity or the legal disability of that person unless a person satisfactory to GMAC is prepared to provide a replacement guarantee or indemnity; or

A 9.2.11 if any Associate of the Client factors or discounts its debts with another party without the prior written consent of GMAC;

19.2.12 the Client suspends or threatens to suspend its operation or except in the ordinary course of business sell lease transfer or otherwise dispose of all or any substantial part of its assets (whether by a single transaction or by a series) or all or any part of its assets are seized or appropriated by or on behalf of any governmental or other authority or are compulsorily acquired

19.2.13 The failure of the Client to comply with a request

by GMAC in accordance with Clause 17 or 18 herein

19.3 Consequences of Termination

19.3.1 Upon termination of this Agreement in accordance with Clause 19.1 or upon GMAC becoming entitled to terminate it pursuant to clause 19.2 whether or not GMAC shall have exercised such right GMAC shall have the immediate right of Recourse in respect of all Debts then Outstanding (and if the Agreement shall have been terminated such right shall be deemed to have arisen immediately prior to such termination), but so that GMAC shall remain the legal and beneficial owner of the Debts until the Repurchase Price has been paid

19.3.2 Subject to the provisions of Clause 7.5 and

19.3.1 termination of this Agreement shall not affect the rights and obligations of either party in relation to any Debts which are in existence on the date of termination and such rights and obligations shall remain in full force and effect until duly extinguished

20. ENFORCEMENT OF PAYMENT OF DEBTS

20.1 GMAC shall have the sole right of collecting and enforcing payment of Debts of which the ownership remains vested in GMAC in whatever manner it may in its absolute discretion decide and the Client shall at all times co-operate with and assist GMAC to procure such collection and enforcement

20.2 GMAC shall be entitled at its absolute discretion to institute carry on and defend any legal proceedings in respect of the Debts and to settle compromise and adjust any claims by or against the Client or GMAC upon such terms as it shall think fit and the Client undertakes to cooperate in any such proceedings including the giving of evidence) if so required by GMAC and agrees to be bound by anything done by GMAC under this Clause

20.3

Without prejudice to the provisions of Clause

20.1

and 20.2 GMAC hereby appoints the Client as agent of GMAC for the purpose of administering the accounts of Debtors and procuring payment of Debts for the account of GMAC and for the realisation or recovery of any Ancillary Rights or Transferred Goods and the Client accepts such appointment and undertakes to act promptly and efficiently in carrying out such tasks

20.4 GMAC may at any time by written or oral notice to the Client withdraw the agency for which provision is made in Clause 20.3 and such notice shall be deemed to be a request pursuant to Clause 18 and the provisions of that clause shall thereafter apply in full

20.5

The Client undertakes that while the agency referred to in Clause 20.3 remains in existence it will not hold itself out as agent for GMAC for any purpose other than that for which it shall have been appointed and that after termination of such agency it will not hold itself out as the agent of GMAC for any purpose

21 SPECIAL MARGIN

Without limiting its discretion in relation thereto, GMAC hereby notifies the Client that there shall be included in the Special Margin

21.1 All Debts that are Outstanding for a period in excess of the Permitted Credit Period

21.2 All Debts due otherwise than in Sterling if and to the extent that such Debts exceed an amount by applying the Export Concentration Percentage to the Gross Purchase Price of all Outstanding Debts

21.3

All Debts due from any single Debtor if and to the extent that such Debts exceed an amount by applying the Concentration Percentage to the Gross Purchase Price of all Outstanding Debts

22. INDEMNITY

The Client shall fully indemnify GMAC against all reasonable costs losses and expenses properly incurred (including all internal and external legal fees and disbursements) which it may sustain or incur at any time as a consequence of any or all of the following:

22.1 the termination of this Agreement in accordance with Clause 19;

22.2 the exercise of Recourse in accordance with Clause 17;

22.3 on the exercise or the contemplation of the exercise of its rights of enforcement of payment of any Debt in accordance with Clause 20;

22.4 any default by the Client in the due performance of any of its obligations under this Agreement;

22.5

the negotiation preparation and execution of this Agreement and any Ancillary Documentation or any matter incidental thereto;

22.6

the granting of any waiver consent or variation of this Agreement or Ancillary Documentation

22.7 the enforcement perfection protection or preservation of any of GMAC’s rights hereunder (or an attempt of the same)

23.

ASSIGNMENT

23.1 The Client shall not be entitled to assign or to charge any of its rights or to delegate any of its obligations under this Agreement

23.2 GMAC shall have the full and unfettered right to assign or novate the whole or any part of this Agreement and the expression “GMAC” wherever used herein shall be deemed to include the assignees and other successors whether immediate or derivative of GMAC who shall be entitled to enforce and proceed upon this Agreement on the same manner as if named herein

#

23.3

All undertakings representations and warranties made or deemed made in this Agreement shall survive any assignment made pursuant to this Clause

23.4

GMAC may disclose on a confidential basis to a potential assignee successor or to any person who may otherwise propose to enter into contractual relations with GMAC in relation to this Agreement such information about the Client as has been given to GMAC

24.

VAT

24.1 All charges specified in this Agreement are quoted exclusive of VAT

Clause 26.2 and except as otherwise provided in this Agreement no variation of this Agreement shall be binding upon the parties unless it is evidenced in writing and signed by or on behalf of GMAC by an authorized signatory of GMAC and on behalf of the Client by a director or the secretary or officer thereof

26.4

Each of the provisions of this Agreement shall be several and distinct from one another and if at any time one or more of such provisions is or becomes invalid illegal or unenforceable the validity legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby

24.2

The Client shall comply with any directions which GMAC may give to the Client in relation to the relief or any refund on behalf of GMAC of VAT included in any Debt purchased by GMAC pursuant to this Agreement where such relief or refund may be available to GMAC in respect of the Insolvency of the Debtor

25.

NOTICES

25.1

Any written notice or demand required or permitted to be served or made by GMAC hereunder shall be validly served or made if handed to any officer of the Client or if sent by facsimile transmission to any facsimile number of the Client made known by the Client to GMAC or if sent by post or delivered to the registered office of the Client or to its address stated herein or to its address last known to GMAC or to any address at which the Client carries on business. Such notices and demands served personally or orally shall take effect upon their service and notices sent and demands made by post shall be conclusively deemed to have been received within seventy-two hours of the time of posting and notices sent and demands made by facsimile shall be deemed to have been received upon their transmission is sent prior to 4.30 p.m. London time on a Business Day but if sent after 4.30 p.m. or on a non Business Day it shall be deemed to have been received on the next following Business Day.

26.5

If the United Kingdom moves to the third stage of EMU, GMAC shall be entitled to make such changes to this Agreement as it reasonably considers are necessary to reflect the changeover to the euro (including, without limitation, the round (up or down) of fixed monetary amounts to convenient fixed amounts in the euro and amending any provisions to reflect the market conventions for a euro facility of the kind contemplated in this Agreement

25.2

Any written notice required or permitted to be served by the Client hereunder shall be effective as from the date of the receipt of such notice by GMAC at its address stated herein or if any other address for notices shall be communicated by GMAC to the Client in writing such other address

26.

MISCELLANEOUS

26.1

GMAC’s rights and benefits under this Agreement shall not be affected by the granting of any time or indulgence to the Client or to any surety or guarantor of the obligations of the Client to GMAC hereunder or to any Debtor or by any failure to exercise or delay in exercising any right or option against such person

26.2

GMAC shall be entitled to rely on any act done and on any document signed and on any oral or written communication (including any such communication sent by facsimile) by any person purportedly doing or signing or communicating on behalf of the Client notwithstanding any defect in or absence of any authority in such person

26.3

The provisions of this Agreement including the Schedule represent the whole of the terms agreed between GMAC and the Client to the exclusion of any representations or statements made by or on behalf of GMAC whether orally or in writing prior to the making of this Agreement. Without prejudice to the provisions of

THE SCHEDULE

The Client	Hibernia Foods Bakeries Limited whose registered office is at 2-32 Oakesway, Oakesway Business Park, Hartlepool, Cleveland T524 ORE and whose registered number is 00850883
Commencement Date	I k 2001
Permitted Credit Period:	90 days from date of invoice
Prepayment Percentage	85%
Prepayment Limit	£16,000,000 in aggregate with advances made pursuant to the Foods Facilities
Administration Charge	0.06 per cent of the Gross Purchase Price of each Debt.
Minimum Annual Charge	None applicable
Discount Charge

1.5

per centum per annum above GMAC’s Cost of Funds calculated from time to time upon the amount of any Prepayment calculated on a day to day basis from the time of such payment until the Collection Date. In respect of all such payments made in sterling, GMAC’s Cost of Funds shall be equal to the base rate of Lloyds TSB Bank plc ruling from time to time; in respect of all such payments made in a currency other than sterling, GMAC’s Cost of Funds shall be the cost as conclusively certified by a director of GMAC to be the cost incurred by it in borrowing the currency involved.

The Initial Period	The period from the date of this Agreement to 9 May 2004.
The Early Termination Fee

If this Agreement is terminated on or before 25 September 2001 the Client shall pay to GMAC an early termination fee equal to 1% of the Prepayment Limit (less any sum paid by an Associate under similar provisions in any Associate Company Agreement).

If this Agreement is terminated after 25 September 2001 the Client shall pay to GMAC such early termination fee as is agreed between the Client and GMAC

Ancillary Documents

-

a waiver over book debts from all debenture holders.

-

A duly completed Funds transfer Telephone Instruction Authorization

-

A duly completed Supplemental Agreement For use Of Interface Computer Link

-

Mandate form authorizing nominated officials of the Client to sign Notification Schedules and other instructions to GMAC

-

A fixed charge over the book and other debts of the Client

-

A legal charge over the property known as subject to a prior charge in favour of Fortis Bank

-

A chattels mortgage over plant and machinery as described in the chattels mortgage subject to a prior charge in favour of Fortis Bank

-

an assignment of any credit insurance policy held by the Client now or in the future

-

an intercreditor deed with all other secured creditors, such deed to ensure that GMAC is given first ranking priority over the Client’s book debts

Client’s Business	Manufacturers of branded and private label frozen desserts
Concentration Export Percentage	10%, such percentage to be calculated in aggregate with the ledgers of Hibernia Foods Limited and Hibernia Chilled Foods Limited
Debtor Concentration Percentage

20%, with the exception of (i) Tesco Plc and its subsidiaries and associated companies and (ii) Iceland plc and its subsidiaries and associated companies where the Debtor Concentration Percentage shall be 30%. Such percentages in each case shall be calculated in aggregate with the ledgers of Hibernia Foods Limited and Hibernia Chilled Foods Limited

Special Conditions	1. A nominated bank account is to be opened to receive payments made by Debtors by bank giro credit.
2. Notification Schedules are to be supported by copy invoice listings
3. A full open-item sales ledger report together with a reconciliation between such ledger and the Client Account statement is to be received within 10 Business Days of the end of each month.
4. A summarized purchase ledger is to be received within 10 Business Days of the end of each month.
5. Monthly management accounts are to be received no later than 30 days after the end of each calendar month, and annual audited consolidated financial statements within 180 days of each year end
6. Associated company and cash sales are not to be notified.
7. £25.00 CHAPS charge.

8.

Monthly aged debtors and creditors analysis together with an up to date list of credit insurance limits for Debtors within 10 days of month end, together with such reconciliations as GMAC shall reasonably require.

9. Annual projections and monthly cash flow statements in form, content and at intervals satisfactory to GMAC

12

10. Weekly sales performance statistics are to be received within seven days of the end of the relevant week.
11. The Client is to provide GMAC with such other financial information as GMAC may reasonably require from time to time.
12. The Client shall comply with any reasonable recommendations made by GMAC’s auditor at the initial or any subsequent audit.
13. Any accrued over-riders, volume rebates and shared marketing costs will be included in the Special Margin.
14. Contra-trading balances shall be notified but included in the Special Margin.
15. GMAC is to be satisfied that the overall facilities meet with the Client’s ongoing cash flow requirements.

16.

At or prior to completion of this Agreement the Client shall provide to GMAC: a) a proforma balance sheet
b)

a monthly cash flow in GMAC’s required format
c)

weekly performance figures for each week in July 2001 and thereafter until completion of this Agreement
d)

management accounts for the period ended 30 June 2001.

17.

The Client shall not grant any security or liens (other than a fixed charge over plant and machinery and a legal charge in respect of freehold property each dated the same date as this Agreement in favour of Fortsis Bank S.A./NV or any permitted liens acceptable to GMAC in its sole discretion) to any third party without the prior written consent of GMAC.

18. The Client shall ensure that its assets are insured to their full replacement value and that such insurance is maintained.
19. The Client shall not make any loans available (other than by way of normal arm’s length trading) to any third party or to any Associate company without the prior consent of GMAC.
20. The Client shall obtain all filings and authorizations necessary in the course of its business and shall pay all taxes promptly (including VAT and PAYE).
21. The Client shall comply with all material obligations relating to intellectual property and environmental issues.
22. The Client shall not pay any dividends or redeem any shares without the prior written consent of GMAC.
23. Where more than 50% of Debts due from a single Debtor are unpaid for more than 90 days from the date of invoice then all Debts due from that Debtor shall be included in the Special Margin.
24. A Closing Fee of £5,000 shall be paid by the Client on the Commencement Date.

25.

Prior to completion of this Agreement the Client shall provide GMAC with a letter from its brokers confirming that adequate all risks insurance cover is in place in respect of the Client’s assets and that GMAC will be noted as loss payee on its insurance policy.

13

IN WITNESS whereof the parties hereto have caused these presents to be duly executed and delivered as a deed the day and year first before written

SIGNED AND DELIVERED AS A DEED BY THE CLIENT

acting by

aDirectorand

a Director! Secretary *

(Insert full names above and where indicated by * clarify whether the person is a Director or a Secretary.)

SIGNED by

~.

for and on behalf of

GMAC COMMERCIAL CREDIT LIMITED

EXHIBIT 4 (y)

DATED  20 September  2001

(1) GMAC COMMERCIAL CREDIT LIMITED

(as senior lender)

- and -

(2) IJIIBERNIA FOODS BAKERIES LIMITED

(as additional obligor)

DEED OF ACCESSION
To an intercreditor deed dated 2001

#

THIS DEED is made on 20 September 2001

BETWEEN

(1)

GMAC COMMERCIAL CREDIT LIMITED (company number 661920) whose registered office is at Sovereign House, Church Street, Brighton BN1 iSS (“Senior Lender”) for and on behalf of itself and the other Original Parties (as defined below)

(2)

HIBERNIA FOODS BAKERIES LIMITED (company number 00850883) whose registered office is at 2-32 Oakesway, Oakesway Business Park, Hartlepool T524 ORE (“Additional Obligor”)

WHEREAS:

(A)

This Deed is supplemental to an intercreditor deed (as amended or supplemental from time to time) (“Intercreditor Deed”) dated 9 May 2001 between the Senior Lender (1) Fortis Bank

S.A./N.V. (“Fortis”) (2), Janelle Investments Limited (“Janelle”) (3), Hibemia Foods

Limited (“HFL”) (4), the Companies listed in schedule three thereof (“Obligors”) (5) and

Hibernia Foods PLC (“PLC”) (6) (the Senior Lender, Fortis, Janelle, HFL, the Obligors and

PLC being together hereinafter referred to as the “Original Parties”)

(B)

The Additional Obligor has agreed to become party to the Intercreditor Deed pursuant to clause 22.1 thereof.

IT IS HEREBY AGREED as follows:

1.

Words and expressions defined in the Intercreditor Deed have the same meaning when used in this Deed.

2.

The Intercreditor Deed shall henceforth be read and construed as if the Additional Obligor had been a party thereto and accordingly references therein to “Obligor” and “Obligors” shall be deemed to include references to the Additional Obligor.

3.

The Additional Obligor hereby undertakes to and covenants with the Senior Lender, Janelle and Fortis in the same terms as it would have undertaken and covenanted if it had been a party to the Jntercreditor Deed as Obligor.

4.

This Deed is given in favour of the parties to the Intercreditor Deed from time to time and their respective successors,

transferees and assigns.

1.

This Deed will be governed by and construed in accordance with English law.

IN WITNESS whereof the Additional Obligor has caused this Deed to be duly executed.

#

EXECUTED (but not

the date hereof) as

HIBERNIA FOODS

LIMITED acting by:

delivered until a Deed by

BAKERIES

)

)

)

)

Director

Director/Secretary

EXHIBIT 4 (z)

DATED 20 September 2001

HIBERNIA FOODS BAKERIES LIMITED

and

GMAC COMMERCIAL CREDIT LIMITED

THIS GUARANTEE dated the 20th day of  September 2001

IS MADE BETWEEN:

(1)

THE COMPANIES whose names, registered numbers and registered offices are detailed in Schedule 1 (“the Companies”);

(2)

GMAC COMMERCIAL CREDIT LIMITED having its registered office at Sovereign House, Church Street, Brighton, BN1 iSS (“GMAC “which expression shall include its successors and assignees)

NOW THIS DEED WITNESSES and the Companies hereby agree as follows:

DEFINITIONS AND INTERPRETATION

1.1.

In this Guarantee the following words and expressions shall have the following meanings unless the context otherwise requires:

‘Default Rate’ means the default rate specified in the Facilities Documents and if none means 2% per annum above the highest rate or discount rate or charge specified in any of the Facilities Documents

‘Facilities Documents’ means all agreements (whether oral or in writing) between GMAC and the Principal Debtors (or any of them) whether or not any other person is also a party thereto and whether made before or after the date of this Guarantee;

‘Guarantor’ means any of the Companies insofar only as they hereby covenant to pay or discharge monies obligations or liabilities due owing or incurred by any of the Companies other than itself to GMAC and ‘Guarantors’ and ‘Guarantee’ shall be construed accordingly and the latter expression shall extend to every separate and independent stipulation contained herein;

‘Insolvency Act’ means the Insolvency Act 1986;

‘Principal Debtors’ means whose companies whose names, registered numbers and registered offices are detailed in Schedule 2 and any of the Companies insofar only as monies may at any time be due owing or payable from or by them to GMAC otherwise than as Guarantors;

‘Secured Liabilities’ means all indebtedness liabilities and obligations which are now or may at any time hereafter be due or owing whether actual or contingent now or hereafter due or owing to GMAC by any of the Principal Debtors in whatever currency denominated whether on any current account or other account or otherwise in any manner whatsoever (whether alone or jointly and in whatever style name or form and whether as principal or surety) including all liabilities in connection with foreign exchange transactions, accepting endorsing or discounting any notes or bills or under bonds guarantees indemnities documentary or other credits or any instruments whatsoever from time to time entered into by GMAC for or at the request of the Principal Debtors together with interest (as well after as before demand of judgment) to the date of payment at such rate and upon such terms as may from time to time be payable by any of the Principal Debtors (or which would have been so payable but for the death bankruptcy insanity liquidation administration or other incapacity of any of the Principal Debtors) and all commission fees and other charges and legal and other costs and expenses incurred by GMAC in relation to any of the principal Debtors of this Guarantee or any other guarantee indemnity or security for any monies obligations or liabilities hereby guarantee on a full indemnity basis;

‘Value Added Tax’ value added tax chargeable under the Value Added Tax Act 1994 or under any relevant directives of the Council of the European Union or under any rule regulation order or instrument each Guarantor agrees and consents to be bound by the agreed obligations notwithstanding that any other or others of the Guarantors which was or were intended to execute this document (or any of the same) may not do so or may not effectually be bound thereby and notwithstanding that any of such agreed obligations may be determined by any such party or may become invalid or unenforceable against the party;

1.2.1

If GMAC reasonably considers that the amount paid by the Guarantors or any person to GMAC in discharge of any of the Secured Liabilities is likely to be avoided or otherwise set aside on the liquidation or administration of the Guarantors or any other person then that amount shall not be considered to have been irrevocably paid for the purposes of this Guarantee.

2.

REPRESENTATIONS AND WARRANTIES BY THE GUARANTORS

2.1.

Each of the Guarantors hereby represents and warrants to and for the benefit of GMAC that:

2.1.1.

it is duly incorporated and is a validly existing company under the laws of its place of incorporation, has the capacity to sue or be sued in its own name and has power to carry on its business as now being conducted and to own its property and other assets and no liquidator, receiver, administrator or similar appointee has been appointed in respect of it or any part of its assets and it is not aware of any action which is currently being taken with a view to appointing the same;

2.1.2.

it has full power and authority to execute, deliver and perform its obligations under this Guarantee and no limitation on its powers will be exceeded as a result of the Guarantor entering into this Guarantee;

2.1.3.

the execution, delivery and performance by it of this Guarantee and the performance of its obligations under this Guarantee have been duly authorized by all necessary corporate action and do not contravene or conflict with:

(a)

its memorandum and articles of association or other equivalent constitutional documents ; or

(b)

any existing law, statute, rule or regulation or any judgment, decree or permit to which it is subject; or

(c)

the terms of any agreement or other document to which it is a party or which is binding upon it or any of its assets

2.1.4.

the execution of this Guarantee is in the best commercial interests of the Guarantor and does not constitute a transaction at an undervalue for the purposes of Section 238 of the Insolvency Act or a preference for the purpose of Section 239 of the Insolvency Act nor fall to be challenged under Section 245 of the Insolvency Act or other like legislation in its relevant jurisdiction; and

2.1.5.

this Guarantee is legal, valid and binding obligation and is enforceable against it in accordance with its terms

2.2.

Each of the Guarantors acknowledge that GMAC has accepted this Guarantee in full reliance on the representations and warranties set out in this Clause 2

2.3.

Each of the representations and warranties in Clause 2.1 will be correct and complied with in all material respects at all times during the continuance of this security

3.

GUARANTEE AND INDEMNITY

3.1.

In consideration of GMAC from time to time entering into or continuing invoice discounting agreements or factoring agreements or making or continuing loans or advances to or coming under liabilities or discounting bills or otherwise giving credit or affording banking or other financial accommodation or facilities to or granting time to or account of each or any of the Principal Debtors each of the Guarantors hereby irrevocably and unconditionally guarantee, except in each case the Company whose obligations and liabilities is so guaranteed, to pay to GMAC on demand the Secured Liabilities.

3.2.

Each of the Guarantors, as a principal obligor and as a separate and independent obligation and liability from its obligations and liabilities under Clause 3.1, irrevocably and unconditionally agrees to indemnify GMAC in full on demand against all losses, costs and expenses suffered or incurred by GMAC arising from or in connection with any of:

3.2.1.

GMAC making available any of the facilities under the Facilities Documents;

3.2.2.

GMAC entering into any of the Facilities Documents;

3.2.3.

any of the provisions of any of the Facilities Documents being or becoming void, voidable, invalid or unenforceable; and

3.2.4.

the failure of any of the Principal Debtors fully and promptly performing any of their obligations to GMAC under any of the Facilities Documents

3.3.

Each of the Guarantors shall indemnify and keep indemnified GMAC (to the extent not indemnified under the Facilities Documents or as otherwise indemnified under this Guarantee) on demand by GMAC against all losses, actions, claims, costs, charges, expenses and liabilities suffered or incurred by GMAC in relation to this Guarantee including costs, charges and expenses incurred in the enforcement of any of the provisions of those Guarantee or occasioned by any breach by any of the Guarantors of any of its obligations to GMAC under this Guarantee

4.

CONTINUING SECURITY

4.1.

Each of the Guarantors acknowledge and agree that this Guarantee is and at all times shall be a continuing security and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account by, with or in relation to the Secured Liabilities and shall extend to cover the ultimate balance due at any time from each of the Principal Debtors to GMAC under or in respect of any of the Facilities Documents and any of the transactions contemplated thereby

4.2.

Each of the Guarantors acknowledge and agree that none of its liabilities under this Guarantee shall be reduced, discharged or otherwise adversely affected by:

4.2.1.

any variation, extension, discharge, compromise, dealing with, exchange or renewal of any right or remedy which GMAC may now or hereafter have from or against any of the Principal Debtors and any other person in respect of any of the obligations and liabilities of any of the Principal Debtors and any other person under and in respect of any of the Facilities Documents;

4.2.2.

any act or omission by GMAC or any other person in taking up, perfecting or enforcing any security or guarantee from or against any of the Principal Debtors and any other person (including the guarantees on the part of each of the other Guarantors herein contained);

4.2.3.

any termination, amendment, variation, novation or supplement of or to any of the Facilities Documents;

4.2.4.

any grant of time, indulgence, waiver or concession to any of the Principal Debtors and any other person;

4.2.5.

any of the insolvency, bankruptcy, liquidation, administration, winding-up, incapacity, limitation, disability, the discharge by operation of law, and any change in the constitution, name and style of any of the Principal Debtors and any other person;

4.2.6.

any invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of any of the Principal Debtors and any other person;

4.2.7.

any claim or enforcement of payment from any of the Principal Debtors and any other person; or

4.2.8.

any act or omission which would not have discharged or affected the liability of any of the Guarantors had it been a principal debtor instead of guarantor or indemnitor or by anything done or omitted by any person which but for this provision might operate to exonerate or discharge the Guarantor or otherwise reduce or extinguish any of the Guarantors’ liability under this Guarantee

4.3.

PRIMARY OBLIGATION

4.3.1.

The obligations and liabilities expressed to be undertaken by each of the Guarantors under this Guarantee are those of primary obligor and not merely as a surety;

4.3.2.

For the avoidance of any doubt GMAC shall not be obliged before taking steps to enforce any of its rights and remedies under this

Guarantee:

(a)

to take action of obtain judgment in any court against any of the Principal Debtors and any other person; or

(b)

to make or file any claim in a bankruptcy, liquidation, administration or insolvency of any of the Principal Debtors and any other person; or

(a)

to make demand, enforce or seek to enforce any claim, right or remedy against any of the Principal Debtors and any other person

4.4.

NO SECURITY

4.4.1.

Each of the Guarantors warrant to GMAC that is has not taken or received, and agrees not to take, exercise or receive the benefit of any security or other right or benefit (whether by set-off, counterclaim, subrogation indemnity, proof in liquidation or otherwise and whether from contribution or otherwise, all together “Rights”) from or against any of the Principal Debtors and any other person in respect of any liability of or payment by each of the Guarantors under this Guarantee or otherwise in connection with this guarantee;

4.4.2.

If any of such Rights is taken, exercised or received by any Guarantor, each Guarantor declares that such Rights and all monies at any time received or held in respect of such Rights shall be held by it on trust for GMAC for application in or towards the discharge of the liabilities of that Guarantor to GMAC under this Guarantee;

4.4.3.

Each of the Guarantors agree that all other Rights and all monies from time to time held on trust by it for GMAC under or pursuant to Clause 4.4.2 shall be transferred, assigned or, as the case may be paid to GMAC, promptly following GMAC’s demand

This Guarantee shall be in addition to and shall not affect or be affected by or merge with any other judgment, security, right or remedy obtained or held by GMAC from time to time for the discharge and performance of any of the liabilities and obligations of each of the Principal Debtors to GMAC

Each of the Guarantors hereby agree to pay interest (to the extent that such interest is not paid by the Principal Debtor) from the date of demand until payment on the Secured Liabilities (as well after as before any demand or judgment of the liquidation administration or other incapacity of the Principal Debtor) at the Default Rate upon such days and upon such times as GMAC may from time to time determine and such interest shall be compounded in the event of it not being punctually paid in accordance with the usual practice of GMAC but without prejudice to the right of GMAC to require payment of such interest when due

6.

SUSPENSE ACCOUNT

6.1.

GMAC may place to the credit of a suspense any monies received under or in connection with this Guarantee in order to preserve the rights of GMAC to prove for the full amount of all its claims against any of the Principal Debtor and any other person

6.2.

GMAC may, at anytime, apply any of the monies referred to in Clause 6.1 in or towards satisfaction of any of the Secured Liabilities in its absolute discretion, may from time to time conclusively determine

7.

APPROPRIATION

None of the Guarantors shall and none of the Guarantors may direct the application by GMAC of any sums received by GMAC from any of the Guarantors under, or pursuant to, any of the terms of this Guarantee

8.

NEW ACCOUNTS

8.1.

If this Guarantee ceases to be continuing for any reason whatsoever, then GMAC may open a new account or accounts in the name of each and any of the Principal Debtors

8.2.

If GMAC does not open a new account or accounts pursuant to Clause 8.1,it shall nevertheless be treated as if it had done so at the time that this Guarantee ceases to be continuing (whether by determination, calling in or otherwise) in relation to any of the Principal Debtors

As from that time, all payments made to GMAC by or on behalf of any of the Principal Debtors shall be credited or be treated as having been credited to the new account or accounts and shall not operate to reduce the amount for which this Guarantee is available at that time nor shall the liability of the Guarantor under this Guarantee in any manner be reduced or affected by any subsequent transactions, receipts or payments into or out of any such accounts

9.

DISCHARGE TO BE CONDITIONAL

Any release, discharge or settlement between any of the Guarantors and GMAC in relation to this Guarantee shall be conditional upon no right, security, disposition or payment to GMAC by any of the Guarantors and the Principal Debtors and any other person being void, set aside or ordered to be refunded pursuant to any enactment or law relating to breach of duty by any person, bankruptcy, liquidation, administration, protection from creditors generally or insolvency or for any other reason. If any such right, security, disposition or payment is void or at any time so set aside or ordered to be refunded, OMAC shall be entitled subsequently to enforce this Guarantee against any of the Guarantors as if such release, discharge or settlement had not occurred and any such security, disposition or payment had not been made

10.

PAYMENTS AND TAXES

10.1.

All sums payable by each and any of the Guarantors under this Guarantee shall be paid to GMAC in full without:

10.1.1.

any set-off, condition or counterclaim whatsoever, and

10.1.2.

free and clear of all deductions or withholdings whatsoever save only as may be required by law or regulation which in either case is binding on any of the Guarantor

10.1.3.

If any deduction or withholding is required by any law, practice or regulation (whether or not such practice or regulation has the force of law) in respect of any payment due from any of the Guarantors under this Guarantee or is in any event made, the relative sum payable by any Guarantor shall be increased so that, after making the minimum deduction or withholding so required, the Guarantor shall pay to GMAC and GMAC shall receive and be entitled to retain on the due date for payment a net sum at least equal to the sum which it would have received had no such deduction or withholding been required to be, or had in fact been made

10.2.

Each of the Guarantors shall promptly deliver or procure the delivery to GMAC of all receipts issued to it evidencing each deduction and withholding which it has made

11.

DEMANDS AND NOTIFICATION BINDING

Any demand, notification or certificate given by GMAC specifying amounts due and payable under or in connection with any of the provisions of this Guarantee shall, in the absence of manifest error, be conclusive and binding on each of the Guarantors

12.

COSTS

Each of the Guarantors shall, on demand and on a full indemnity basis, pay to GMAC the amount of all reasonable costs and expenses (including reasonable legal and out of pocket expenses and any Value Added Tax on such costs and expenses) which GMAC incurs in connection with:

12.1.

the preparation, negotiation, execution and delivery of this Guarantee

1.1.

any actual of proposed amendment, variation, supplement, waiver or consent       under or in connection with this Guarantee

12.3    any discharge or release of this Guarantee

12.4.

and all costs and expenses including legal and out of pocket expenses and value added tax or such costs and which OMAC incurs in connection with the preservation or exercise (or attempted preservation or exercise), and the enforcement (or attempted enforcement) of, any rights under or in connection with, this Guarantee

13.

SETOFFANDLIEN

13.1.

In addition to and not in substitution of any other right of set off provided to GMAC under contract or at general law each of the Guarantors hereby agree that GMAC may at any time without notice after making valid demand hereunder notwithstanding any settlement of account or other matter whatsoever combine or consolidate all or any then existing accounts including accounts in the name of GMAC (whether current deposit loan or of any other nature whatsoever whether subject to notice or not and whether in sterling or in any other currency) of any Guarantor alone or jointly with others wheresoever situate and set-off or transfer any sum standing to the credit of any one or more such accounts in or towards satisfaction of any obligations or liabilities to GMAC of such Guarantor whether such liabilities be present future actual contingent primary collateral several or joint. Where such combination set-off or transfer requires the conversion of one currency into another such conversion shall be calculated at the then prevailing spot rate of exchange of GMAC (as conclusively determined by GMAC) for purchasing the currency in which the moneys obligations or liabilities were due owing or incurred with the existing currency. If the liability in respect of which GMAC is exercising its rights of set-off is contingent or not yet payable it shall automatically be accelerated and shall accordingly be due and payable before and as at the time of such set off

13.2.

14.

NOTICES

Every notice demand or other communication under this Guarantee shall be in writing and may be delivered personally or by letter or facsimile transmission dispatched by GMAC to any of the Guarantors at its address specified in Schedule 1 or principal or registered office for the time being. Service on any of the parties comprised in the expression “Guarantors” shall be deemed to be service on all the companies comprised in that expression

14.1.

Every notice demand or other communication shall be deemed to have been received (if sent by post) twenty four hours after being posted first class postage prepaid (if posted from and to an address within the United Kingdom) or 5 working days after being posted prepaid airmail (if posted from or to an address outside the United Kingdom) and (if delivered personally or by facsimile transmission) at the time of delivery or transmission if during normal business hours on a working day in the place of intended receipt and otherwise at the opening of business in that place on the next succeeding such working day

14.2.

Each of the Guarantors which is resident or incorporated overseas hereby irrevocably appoints the solicitors referred to in Schedule 2 or subject to it having first jointly notified GMAC for this purpose such other firm of solicitors in England to accept service of all notices proceedings or other documents to be served on any of the Guarantors hereunder

14.3.

All notices to GMAC shall be deemed to have been given only on actual receipt by GMAC

14.4.

All notices demands or communications under or in connection with this Guarantee shall be in English

14.5.

GMAC may but shall not be obliged to rely upon and act in accordance with any communication which may be or purport to be given by telephone or facsimile transmission on behalf of the Guarantors by any person notified to GMAC by the Guarantors as being authorized to give such communication without enquiry as to the authority and identity of the person making or purporting to make such communication. The Guarantors shall indemnify and keep GMAC indemnified on a full indemnity basis against all losses claims actions proceedings damages costs and expenses incurred or sustained by GMAC as a result of relying upon or acting in accordance with any such communication

15.

TRANSFERS

15.1.

This Guarantee is freely assignable or transferable by GMAC

15.2.

The Guarantors may not assign without the consent of GMAC any of their rights and may not transfer any of their obligations under this Guarantee or enter into any transaction which would result in any of those rights or obligations passing to another person

15.3.

GMAC may disclose to any person related to GMAC and/or any person to whom it is proposing to transfer or assign or has transferred or assigned any of its rights under this Guarantee any information about any of the Guarantors and any person connected or associated with it. The Guarantors represent and warrant that it has (and, subject to any contrary requirement of law, will maintain) any necessary authority by or on behalf of any such person to agree to the provisions of this Clause

15.4.

This Guarantee shall remain in effect and binding on the Guarantors notwithstanding any amalgamation or merger that may be effected by GMAC with any other company notwithstanding any reconstruction by GMAC involving the formation of and transfer of the whole or any of GMAC’s undertaking and assets to a new company and notwithstanding the sale or transfer of all or any part of GMAC’s undertaking and assets to another company whether the company with which GMAC amalgamates or merges the company to which GMAC transfers all or any part of its undertaking and assets either on a reconstruction or sale or transfer as aforesaid shall or shall not differ from GMAC in its objects character or constitution it being the intent of the Guarantors that the security hereby evidenced and the provisions herein contained shall remain valid and effectual in all respects in favour of against and with reference to and that the benefit thereof and all rights conferred upon GMAC thereby may be assigned to and enforced by any such company and proceeded on in the same manner to all intents and purposes as if such company had been named herein instead of or in addition to GMAC

1.

CURRENCY INDEMNITY

If, under any applicable law or regulation or pursuant to a judgment or order being made or registered against any of the Guarantors or the liquidation of any of the Guarantors or without limitation for any other reason, any payment under or in connection with this Guarantee is made or falls to be satisfied in a currency (the

* payment currency’) other than the currency in which such payment is expressed to be due under or in connection with this Guarantee (the ‘contractual currency’) then, to the extent that the amount of such payment actually received by GMAC, when converted into the contractual currency at the rate of exchange, falls short of the amount due under or in connection with this Guarantee, each of the Guarantors, as a separate and independent obligation, shall indemnify and hold harmless GMAC against the amount of such shortfall. For the purposes of this Clause, ‘rate of exchange’ means the rate at which GMAC is able on or about the date of such payment to purchase, in accordance with its normal practice, the contractual currency with the payment currency and shall take into account (and each of the Guarantors shall be liable for) any premium and other costs of exchange including any taxes or duties incurred by reason of any such exchange

17.

MISCELLANEOUS

17.1.

No delay or omission on the part of GMAC in exercising any right or remedy under this Guarantee shall impair that right or remedy or operate as or be taken to be a waiver of it; nor shall any single partial or defective exercise of any such right or remedy preclude any other or further exercise under this Guarantee of that or any other right or remedy

17.2.

The provisions of this Guarantee shall be in addition and without prejudice to any rights which GMAC may have under any applicable rule of law or by contract or otherwise. The rights and remedies herein provided are cumulative and no failure on the part of GMAC to exercise and no delay in exercising any right power or remedy available to it shall operate as a waiver thereof nor shall any single or partial exercise of any right power or remedy preclude the further exercise thereof or the exercise of any other right power or remedy

17.3.

Any waiver by GMAC of any terms of this Guarantee, or any consent or approval given by GMAC under it, shall only be effective if given in writing and then only for the purpose and upon the terms and conditions, if any, on which it is given

17.4.

If at any time any one or more of the provisions of this Guarantee is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity and enforceability of the remaining provisions of this Guarantee nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall be in any way affected or impaired as a result

17.5.

A person who is not party to this Guarantee shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of it. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act

18.

POWER OF ATTORNEY

18.1.

Each of the Guarantors hereby irrevocably appoint GMAC and its agents its true and lawful attorney with full power and in its name and on its behalf and as its act and deed to execute and do any assurance agreement instrument act or thing which it ought to execute and do under the covenants undertakings and provisions herein contained or which may be required or deemed proper for any of the purposes of this security Provided Always:

18.1.1.

that GMAC and its agents shall not (save in the case of gross negligence or willful default) be responsible to the Guarantors for any loss thereby incurred; and

18.1.2.

notwithstanding the terms of Clause 18.1.1 third parties shall not be bound to see or enquire whether the right of GMAC to exercise the powers hereby conferred has arisen

18.2.

Each of the Guarantors hereby ratify and confirm and agree to ratify all acts of any such attorney as is mentioned in Clause 18.1 in the exercise of all or any of the powers, authorities and discretion’s referred to therein

18.3.

The power of attorney hereby granted is as regards GMAC and its delegates (and as the Guarantors hereby acknowledge) granted irrevocably and for value as part of the security constituted by this Deed to secure proprietary interests in and the performance of obligations owed to the respective donees within the meaning of the Powers of Attorney Act 1971

19.

GOVERNING LAW

19.1.This Guarantee is governed by and shall be construed in accordance with English law

19.2.

The Guarantee irrevocably agrees for the exclusive benefit of GMAC that the courts of England shall have jurisdiction to hear and determine any suit action or proceeding and to settle any dispute which may arise out of or in connection with this Guarantee and for such purposes irrevocably submits to the jurisdiction of such courts

19.3.

Nothing contained in this Clause shall limit the right of GMAC to take proceedings against each of the Guarantors in any other court of competent jurisdiction nor shall the taking of any such proceedings in one or more jurisdiction preclude the taking of proceedings in any other jurisdiction whether concurrently or not (unless precluded by applicable law)

19.4.

Each of the Guarantors irrevocably waives any objection which it may have now or in the future to the courts of England being nominated for the purpose of this Clause on the ground of venue or otherwise and agrees not to claim that any such court is not a convenient or appropriate forum

19.5

A person who is not party to this Guarantee shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Guarantee. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.

          SCHEDULE 1

Company Name

Registered No.

Registered Office

HIBERNIA FOODS                    BAKERIES LIMITED

850883

2-31

Oakesway, Oakesway Business Park,

Hartlepool T524 ORE

SCHEDULE 2

Company Name

Registered No.

Registered Office

HIBERNIA FOODS

LIMITED

HIBERNIA FOODS

HOLDINGS (UK) LIMITED

MAJESTIC FOOD GROUP LIMITED

HIBERNIA BRANDS LIMITED

HIBERNIA HOLDINGS LIMITED

HIBERNIA CHILLED FOODS LIMITED

HIBERNIA FOODS PLC

1866659

2-31

Oakesway, Oakesway Business Park,

Hartlepool T524 ORE

3587161

2464400

3587178

4161793

4179175

177969

-do-

-do-

-do-

-do-

-do-

68 Merrion Square, Dublin 2, Ireland

HIBERNIA MEATS

LIMITED

HIBERNIA FOODS

TRADING HOUSE

LIMITED

YEAGER LIMITED

175742

-do-

175741

-do-

209508

-do-

IN WITNESS whereof the Companies have executed this instrument as a Deed the day and year first before written

EXECUTED AS A DEED BY HIBERNIA FOODS BAKERIES LIMITED

acting by

and...

~ a Director / Secretary* ~

(Insert full names above and where indicated by * clarify whether the person is a Director or a Secretary.)

EXECUTED AS A DEED by

4 ..-~3:

t...A’~L4Ai

as Attorney for GMAC COMMERCIAL

CREDIT LIMITED in

the presence of

EXHIBIT 4 (aa)

CERTIFICATE OF THE REGISTRATION

OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 00850883

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT

A FIXED CHARGE ON BOOK DEBTS DATED THE 13th SEPTEMBER 2001 AND CREATED

BY HIBERNIA FOODS BAKERIES LIMITED FOR SECURING ALL MONIES DUE OR TO

BECOME DUE FROM THE COMPANY TO GMAC COMMERCIAL CREDIT LIMITED ON ANY

ACCOUNT WHATSOEVER WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF

THE COMPANIES ACT 1985 ON THE 20th SEPTEMBER 2001.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 24th SEPTEMBER 2001

Companies House

for the record

HIBERNIA FOODS BAKERIES LIMITED

AND

GMAC COMMERCIAL CREDIT LIMITED

FIXED CHARGE

ON BOOK DEBTS

GMAC COMMERCIAL CREDIT LIMITED

Sovereign House, Church Street, Brighton, BNT 1SS

FIXED CHARGE ON BOOK DEBTS

THIS CHARGE made the 13th

 day of September 2001 BETWEEN the following parties:

(1)

HIBERNIA FOODS BAKERIES LIMITED (“the Company”) (company registration number 00850883) whose registered office is at 2-32 Oakesway, Oakesway Business Park, Hartlepool. Cleveland TS24 ORE and

(2)

GMAC COMMERCIAL CREDIT LIMITED (“GMAC”) which expression includes its successors and assigns whether immediate or derivative of Sovereign House, Church Street, Brighton, BN1 iSS of the other part

WITNESSETH AND IT IS HEREBY AGREED AND DECLARED as follows:

1.

The Secured Obligations

(1)

The Company shall on demand pay to GMAC all moneys which now are or at any time hereafter may be or become due or owing by the Company to GMAC on any current or other account and discharge all other liabilities whether actual or contingent now existing or hereafter incurred by the Company to GMAC (whether in either case due owing or incurred by the Company alone or jointly with any other person(s) and in whatever name form or style and whether as principal or surety and whether originally incurred due or owing to GMAC or becoming so incurred due or owing by virtue of a transfer or assignment or other disposition thereof to or in favour of GMAC) together with interest discount commission and other banking charges.

(2)

In the event of GMAC making such demand the Company shall pay interest accruing from the date of such demand on the moneys so demanded and on the amount of such other liabilities at the rate agreed between the Company and GMAC or in the event of no such rate having been agreed at a rate determined in accordance with GMAC’s usual practice (the rate so agreed or determined to apply after as well as before any judgement) such interest to be paid upon interest payment dates selected by OMAC in accordance with its usual practice and to be compounded with rests on such payment dates in the event of its not being duly punctually paid.

(3)

The moneys other liabilities interest discount commission and other banking charges referred to in sub-clause (2) of this Clause and all other moneys and liabilities payable or to be discharged by the Company under or pursuant to any of the following clauses of this Charge are hereinafter collectively referred to as the “Secured Obligations”.

2.

Fixed Charge

(1)

The Company with full title guarantee hereby charges in favour of GMAC for the payment and discharge of the Secured Obligations:

(a)

by way of first fixed charge all amounts present or future owing or to become owing to the Company in respect of the sale of goods or the supply of services by the Company in the ordinary course of the

Company’s business (except those vesting in GMAC under the factoring or invoice discounting agreement between the Company and GMAC) (including without limitation deposits and credit balances held by third parties from time to time) now or at any time hereafter due or owing to the Company together with the full benefit of all guarantees and securities thereof and indemnities in respect thereof and all negotiable instruments liens reservations of title rights of tracing and other rights enabling the Company to enforce any such debts or claims;

    (b)

     by way of first floating charge the property described in Clause 2(1)(a)

             above if and in so far as the charges thereon or any part thereof shall for any reason be ineffective as fixed charges together with other debts and monetary claims now or at any time hereafter due or owing to the

              Company.

The property assets and income of the Company for the time being charged to

GMAC (whether by way of fixed or floating charge) by or pursuant to this

Charge and each and every part thereof are below referred to as the “Charged

Property”.

(2)

The security from time to time constituted by or pursuant to this Charge shall:

(a)

be in addition to and shall be independent of every bill note guarantee mortgage or other security which GMAC may at any time hold for any of the Secured Obligations and it is hereby declared that no prior security held by GMAC over the Charged Property or any part thereof shall merge in the security created hereby or pursuant hereto; and

(b)

remain in full force and effect as a continuing security until discharged by GMAC.

3.

Restriction on other Securities and Disposals

The Company shall not at any time without prior written consent or agreement of GMAC create extend or permit to subsist any mortgage or other fixed security floating charge pledge hypothecation or lien (other than a lien arising by operation of law) or other security interest of any kind over or in respect of the Charged Property whether in any such case ranking in priority to or pan passu with or after the fixed and floating charges created by the Company under Clause 2(1) above or any other security of GMAC created pursuant to this Charge.

4.

Perfection of GMAC’s Security

(1)

The Company shall from time to time whenever requested by GMAC and at the Company’s cost:

(a)

execute in favour of GMAC or as it may direct such further or other legal assignments transfers mortgages legal or other charges or other securities as in each such case GMAC shall stipulate over any of the

Charged Property for the purpose of more effectively providing security to GMAC for the payment or discharge of the Secured Obligations.

Without prejudice to the generality of the foregoing such assignments transfers mortgages legal or other charges or securities shall be in such form as shall be prepared on behalf of OMAC and may contain

provisions such as are herein contained or provisions to the like effect and/or such other provisions of whatsoever kind as GMAC shall (acting reasonably) consider requisite for such purpose as aforesaid;

(b)

give notice to such parties as GMAC may require of the security hereby created and of any such further or other legal assignments transfers mortgages legal or other charges or securities and will take such other steps as GMAC may reasonably require to perfect any of the same.

(2)                Unless the same shall be held by or be required to be delivered to any holder of a security ranking in priority to that of OMAC the Company shall immediately upon the execution of this Charge (or upon becoming possessed thereof at any time hereafter) deposit with GMAC all deeds certificates and other documents constituting or evidencing title to the Charged Property or any part thereof.

(3)

The Company shall whenever requested by OMAC and at the Company’s cost affix to such items or the Charged Property or endorse or cause to be endorsed on such documents as are referred to in sub-clause (2) of this Clause as GMAC shall in each case stipulate labels signs or memoranda in such form as GMAC shall require referring or drawing attention to the security constituted by or pursuant to this Charge.

5.

Collection of Debts and Other Moneys

(1)

The Company shall at all times during the continuance of the security constituted by or pursuant to this Charge:

(a)

hold all monetary proceeds whether in the nature of capital or income received by it as a result of getting in collecting selling or otherwise disposing of any of the Charged Property (and any cheques warrants drafts or other instruments representing any of such proceeds) upon trust for GMAC until payment thereof into (or collection thereof for) such account as is hereinafter provided;

(b)

pay into such account with such bank as GMAC may direct or into such other account as the Company may from time to time hereafter designate by notice in writing to the Company (whether or not an account in the Company’s name) all moneys whether in the nature of capital or income which the Company may receive as a result of getting in collecting selling or otherwise disposing of any of the Charged Property; and

(c)

observe all such restrictions as OMAC may from time to time impose by notice in writing to the Company on the withdrawal of moneys standing to ~the credit of any account into which payments ought from time to time to be made in accordance with (b) above.

(2)

The Company shall not without the prior written consent of GMAC at any time during the continuance of the security constituted by or pursuant to this Charge deal with any such debts or claims as are referred to in Clause 2(1)(a) above or any other moneys to which the Company may be entitled as a result of getting in collecting selling or otherwise disposing of any of the Charged Property otherwise than by paying the same into such account as is referred to in Clause 5(1)(b) above.

(3)

Without prejudice to the generality of the foregoing provisions of this Clause 5 the Company shall not without such consent as aforesaid at any time during the continuance of such security factor of discount any such debts or claims as referred to in Clause 2(1)(a) above or enter into any agreement for such factoring or discounting other than with GMAC.

6.

Action by GMAC to Protect its Security

(1)

OMAC shall be entitled at any time by notice in writing to the Company to convert the floating charge created by Clause 2(1)(b) above into a fixed charge affecting all the property and assets which for the time being are the subject of such floating charge or, as the case may be such of the said property and assets as are specified by such notice.

(2)

At any time after GMAC shall have demanded the payment or discharge by the Company of all or any of the Secured Obligations or after any breach by the Company of any provisions hereof or of any contract or agreement giving rise to any of the Secured Obligations which breach is continuing unremedied to the satisfaction of GMAC or unwaived GMAC shall be entitled without notice to the Company to take possession of and hold the same or to appoint a Receiver thereof. The provisions of Clause 9 below shall govern the appointment removal and powers of a Receiver appointed under this Clause as if he were a Receiver appointed under that Clause.

7.

Undertakings by the Company

The Company hereby undertakes with GMAC that the Company will at all times while there shall subsist any security constituted by or pursuant to this Charge:

(1)

provide GMAC its employees professional advisers and agents with all such information respecting the Company’s business affairs assets and liabilities as GMAC may from time to time reasc5nably require;

(2)

maintain the aggregate value of the Company’s book debts appearing in the Company’s books at a sum equal to the Secured Obligations plus such margin as may from time to time be agreed by the parties. On such dates in every year as the parties shall agree the Company shall provide GMAC with a certificate from the Managing Director of the Company for the time being for if there shall be no Managing Director then from one of the Directors of the Company) showing such aggregate value together with details of any amounts payable and outstanding by the Company which under Sections 175 and 386 of the Insolvency Act 1986 or under any other statute would in the bona fide opinion of the Company, constitute preferential payments in the event of the liquidation of the Company. For the purposes of this sub-clause the Company shall disregard any book debts deriving from any stock-in-trade the property of which remains in the seller notwithstanding that the Company may have agreed to purchase such stock-in-trade and notwithstanding that such stock-in-trade may be in a possession order or disposition of the Company.

8.

Extension and Variation of the Law of Property Act 1925

(1)

Section 103 of the Law of Property Act 1925 shall not restrict the exercise by GMAC of the statutory power of sale conferred on it by section 101 of such Act which power shall arise and may be exercised by GMAC at any time after

GMAC shall have demanded the payment or discharge by the Company of all or any of the Secured Obligations or after any breach by the Company of any provisions hereof or of any contract or agreement giving rise to any of the Secured Obligations which breach is continuing unremedied to the satisfaction of GMAC or unwaived and the provisions of the said Act relating to and regulating the exercise of the said power of sale shall so far as they relate to the security constituted by or pursuant to this Charge be varied and extended accordingly.

(2)

The restriction on the right of consolidating mortgage securities contained in section 93 of the Law of Property Act 1925 shall not apply to this Charge.

9.

Appointment of Receiver

(1)

At any time after having been requested so to do by the Company or after having made demand for the payment or discharge of any of the Secured Obligations or after any breach by the Company of any provision hereof of any contract or agreement giving rise to any of the Secured Obligations which breach is continuing unremedied to the satisfaction of GMAC or unwaived GMAC may appoint one or more persons to be a Receiver (which expression where used in this Charge includes a Receiver and Manager) or Receivers of the whole or any part of the Charged Property. GMAC may:

                            (i)      (to the extent permitted by law) remove any Receiver previously appointed hereunder; and

                            (ii)

appoint another person or other persons as Receiver or Receivers either in the place of a Receiver so removed or who has otherwise ceased to act or to act jointly with a Receiver or Receivers previously appointed hereunder.

If at any time and by virtue of any such appointment(s) any two or more persons shall hold office as Receivers of the same assets or income each one of such Receivers shall be entitled (unless the contrary shall be stated

in any of the deed(s) or other instrument(s) appointing them) to exercise individually and to the exclusion of the other or others of them all the powers and discretions hereby conferred on Receivers.

(2)

Every such appointment or removal and every delegation appointment or removal by GMAC in the exercise of any right to delegate its powers or to remove delegates herein contained may be made either by deed or by instrument in writing under the hand of any officer of GMAC or any person authorized in writing in that behalf by any such officer.

(3)

Every Receiver for the time being holding office by virtue of an appointment made by OMAC hereunder shall (subject to any limitations or restrictions expressed in the deed or other instrument appointing him but notwithstanding any winding-up or dissolution of the Company) have in relation to the Charged

Property or as the case may be that part of the Charged Property in respect of which he was appointed:

(a)

all the powers (as varied and extended by the provisions hereof) conferred by statute on mortgagors and on mortgagees in possession; and

(b)

power in the name or on behalf and at the cost of the Company to exercise all the powers and rights of an absolute owner and do or omit to do anything which the Company itself could do.

(4)

In addition and without prejudice to the generality of the foregoing (and so that the conferring on him by this sub-clause of specific powers shall not limit any of the powers deemed by virtue of section 42(1) of the Insolvency Act 1986 to have been hereby conferred on him) every Receiver for the time being holding office by virtue of an appointment made by GMAC hereunder shall (notwithstanding any winding-up or dissolution of the Company) have the following powers namely:

(i)

power to take possession of collect and get in the Charged Property;

(ii)

power to carry on and manage or concur in the carrying on and management of the whole or any part of the Company’s business including (if the Company is a body corporate) the power where the Company has one or more subsidiaries of supervising controlling and financing such subsidiary or subsidiaries and its or their business or businesses and the conduct thereof);

(iii)

power to sell or otherwise dispose of or concur in selling or otherwise disposing of the whole or any part of the Charged Property without the restriction imposed by section 103 of the Law of Property Act 1925 or the need to observe any of the restrictions or other provisions of section 99 or 100 of the said Act and upon such terms as he shall think fit;

(iv)

power to make any arrangement or compromise of claims as he shall think fit;

(v)

power to take or defend proceedings in the name of the Company including (without limitation) proceedings for the compulsory winding-up of the Company and proceedings for directions under section 35 or 63 of the Insolvency Act 1986;

(vi)

power to employ engage and appoint such managers and other employees and professional advisers on such terms as he shall think fit including without limitation power to engage his own firm in the conduct of receivership;

(vii)

power to do all such other things as may seem to the Receiver to be incidental or conducive to any other power vested in or conferred on him or to be conducive to the realisation of any of the security constituted by or pursuant to this Charge.

(5)

In making any sale or other disposal of any of the Charged Property in the exercise of their respective powers the Receiver or GMAC may accept as and by way of consideration for such sale or other disposal cash shares loan capital or other obligations including without limitation consideration fluctuating according to or dependent upon profit or turnover and consideration the amount whereof is to be determined by a third party. Any such consideration may be receivable in a lump sum or by installments and upon receipt by the Receiver shall ipso facto be and become charged with the payment of the Secured Obligations. Any contract for any such sale or other disposal by the Receiver or GMAC may contain conditions excluding or restricting the personal liability of the Receiver or GMAC.

(6)

All moneys received by any Receiver appointed under this Charge shall (subject to the rights and claims of any person having a security constituted by or pursuant to this Charge) be applied in the following order: (1) in the payment of costs charges and expenses of and incidental to the Receiver’s appointment and the payment of his remuneration; (2) in the payment and discharge of any liabilities incurred by the Receiver on the Company’s behalf in the exercise of any of the powers of the Receiver; (3) in providing for the matters (other than the remuneration of the Receiver) specified in the first three paragraphs of section 109(8) of the Law of Property Act 1925; (4) in or towards payment of any debts or claims which are by statute payable in preference to the Secured Obligations but only to the extent to which such debts or claims have such preference; (5) in or towards the satisfaction of the Secured Obligations; and any surplus shall be paid to the Company or other person entitled thereto.

(7)

Every Receiver so appointed shall be deemed at all times and for all purposes to be the agent of the Company shall be solely responsible for his acts and defaults and for the payment of his remuneration.

(8)

Every Receiver so appointed shall be entitled to remuneration for his services at a rate to be fixed by agreement between him and GMAC (or failing such agreement to be fixed by GMAC) appropriate to the work and responsibilities involved upon the basis of charging from time to time adopted in accordance with his current practice or the current practice of his firm and without being limited to the maximum rate specified in subsection (6) of section 109 of the Law of Property Act 1925.

(9)

The provisions of sub-clause (6) and (8) of this Clause shall take effect as and by way of variation and extension to the provisions of the said section 109 which provisions as so varied and extended shall be deemed incorporated herein.

(10)

Only moneys actually paid by the Receiver to GMAC in satisfaction or discharge of the Secured Obligations shall be capable of being applied by GMAC in satisfaction thereof.

10.

Power of Attorney

(1)

The Company hereby irrevocably appoints the following namely:

(i)

GMAC.

(ii)

each and every person to whom GMAC shall from time to time have delegated the exercise of the power of attorney conferred by this Clause; and

(iii)

any Receiver appointed hereunder and for the time being holding office as such,

jointly and also severally to be the attorney or attorneys of the Company and in its name and otherwise on its behalf and as its act and deed to sign seal execute deliver perfect and do all deeds instruments acts and things may be required (or which GMAC or any Receiver appointed hereunder shall consider requisite) for carrying out any obligation imposed on the Company by or pursuant to this Charge (including but not limited to the obligations of the Company under Clause 4(1) above and the statutory covenant referred to in such Clause) for carrying any sale or other dealing by GMAC or such Receiver into effect for getting in the Charged Property and generally for enabling GMAC and the Receiver to exercise the respective powers conferred on them by or pursuant to this Charge or by law. GMAC shall have full power to delegate the power conferred on it by this Clause but no such delegation shall preclude the subsequent exercise of such power by GMAC itself or preclude GMAC from making a subsequent delegation thereof to some other person any such delegation may be revoked by OMAC at any time.

(2)

The Company shall ratify and confirm all transactions entered into by GMAC or such Receiver or delegate of GMAC in the exercise or purported exercise of GMAC’s or such Receiver’s respective powers and all transactions entered into documents executed and things done by GMAC or such Receiver or delegate by virtue of the power of attorney given by sub-clause (1) of this Clause.

(3)

The power of attorney hereby granted is as regards GMAC its delegates and such Receiver (and as the Company hereby acknowledges) granted irrevocably and for value as part of the security constituted by this Charge to secure proprietary interests of and the performance of obligations owed to the respective donees within the meaning of the Powers of Attorney Act 1971.

11.

Protection of Purchasers

No purchaser or other person dealing with GMAC or its delegate or any Receiver appointed hereunder shall be bound to see o.r inquire whether right of GMAC or such Receiver to exercise any of its or his powers has arisen or become exercisable or be concerned with notice to the contrary or be concerned to see whether any such delegation by GMAC shall have lapsed for any reason or been revoked.

12.

Subsequent Charges

If GMAC shall at any time receive notice of any subsequent mortgage charge assignment hypothecation pledge lien or other like interest matter event or transaction affecting the Charged Property or any part of it GMAC may open a new account or accounts for the Company in its books. If GMAC does not in fact open any such new account then unless it gives express written notice to the Company to the contrary GMAC shall be treated as if it has in fact opened such account or accounts at the time when it received such notice. As from that time and unless such express written notice shall be given to the Company all payments by or on behalf of the Company to GMAC shall (in the absence of any express contrary appropriation by the Company) be credited or treated as having been credited to a new account of the Company and not as having been applied in reduction of the Company’s indebtedness and other liabilities to GMAC at the time when GMAC received such notice.

13.

Consolidation of Accounts and Set-Off

ln addition to any general lien or similar right to which it may be entitled by operation of law GMAC shall have the right at any time without notice to the Company (as well as before as after making any demand hereunder) to combine or consolidate all or any of the Company’s then existing accounts with the liabilities to GMAC and to set-off or transfer any sum or sums standing to the credit of any one or more of such accounts in or towards satisfaction of any other liabilities of the Company to GMAC on any other account or in any other respect. The liabilities referred to in this Clause may be actual contingent primary collateral several or joint liabilities and the accounts sums and liabilities referred to in this Clause may be denominated in any currency.

14.

Currency

For the purpose of or pending the discharge of any of the Secured Obligations GMAC may convert any moneys received recovered or realized or subject to application by GMAC under this Charge (including the proceeds of any previous conversion under this Clause) from their existing currency of denomination into such other currency of denomination as GMAC may think fit and any such conversion shall be effected at GMAC’s then prevailing spot selling rate of exchange for such other currency against the existing currency. Each previous reference in this Clause to a currency extends to any funds of that currency and for the avoidance of doubt funds of one currency may be converted into difference funds of the same contrary.

15.

Suspense Account

All moneys received recovered or realized by GMAC under this Charge (including the proceeds of any conversion of currency) may in the discretion of GMAC be credited to any suspense or impersonal account and may be held in such account for so long as GMAC may think fit (with interest accruing thereon at such rate if any as GMAC may deem fit) pending their application from time to time (as GMAC shall be entitled to do in its discretion) in or towards the discharge of any of the Secured Obligations.

16.

Notices

Any notice or demand served on the Company by OMAC hereunder may be served on any one of the officers of the Company personally or by letter addressed to the Company or to all or any one or more of its officers and left at its registered office or at any one of its principal places of business or by posting the same by letter addressed in any such manner as above mentioned to such registered office or address or any such principal place of business. Any notice or demand sent by post be deemed to have been served on the Company at 10 am British Standard Time on the business day next following the date of posting. In providing such service by post it shall be sufficient to show that letter containing the notice or demand was properly addressed and posted and a notice or demand so addressed and posted shall be effective notwithstanding that it was not in fact delivered or was returned undelivered.

17.

GMAC’s Remedies

(1)

GMAC may at any time or times without discharging or in any way affecting the security created by or pursuant to this Charge or any remedy of GMAC in respect of such security grant to the Company time or indulgence or abstain from asserting calling exercising or enforcing any remedies securities guarantees or other rights which it may now or hereafter have from or against the Company.

(2)

Any receipt release or discharge of the security provided by or of any liability arising under this Charge shall not release of discharge the Company from any liability to GMAC for the same or any other moneys which may exist independently of this Charge.

(3)

Where the security given to GMAC hereby or pursuant hereto initially takes effect as a collateral or further security than notwithstanding any receipt release or discharge endorsed on or given in respect of or under the principal security to which this Charge operates as a collateral or further security the security provided by or pursuant to this Charge shall in respect of the Secured Obligations be an independent security.

(4)

GMAC may in its discretion grant time or other indulgence or make any other arrangement variation or release with any person or persons not party hereto (whether or not such person or persons are jointly liable with the Company) in respect of any of the Secured Obligations or of any other security therefore or guarantee in respect thereof without prejudice either to the security constituted by or pursuant to this Charge or to the liability of the Company for the Secured Obligations or the exercise by GMAC of any rights remedies and privileges conferred upon it by this Charge.

(5)

The rights powers and remedies provided in this Charge are cumulative and are not nor are they to be construed as exclusive of any rights powers or remedies provided by law.

(6)

No failure on the part of OMAC to exercise or delay on its part in exercising any of the rights powers and remedies provided by this Charge or by law (collectively “GMAC’s Rights”) shall operate as a waiver thereof nor shall any single or partial waiver of any of GMAC’s Rights preclude any further or other exercise of that one of GMAC’s Rights concerned or the exercise of any other of GMAC’s Rights.

(7)

All the costs charges expenses of GMAC incurred by GMAC in relation to this Charge or the Secured Obligations (including without limitation the costs charges and expenses incurred in or in connection with the preparation of this Charge or the registration or other perfection of any security constituted by or pursuant to this Charge in or in connection with any proposed waiver or variation of any of the provisions of this Charge or the consideration or investigation of any act or omission which constitutes or which is reasonably believed by GMAC may constitute a breach of any such provision in or in connection with the exercise of any of the rights remedies and powers hereby conferred on GMAC or the enforcement of the security constituted hereby or pursuant hereto in or in connection with the perfection of enforcement of any other security for or guarantee in respect of the Secured Obligations) shall be reimbursed by the Company to GMAC on demand on a full indemnity basis together with the amount of any value added tax chargeable on or in respect thereof. Until so reimbursed the same shall carry interest as mentioned in Clause 1(2) above occurring from the date of the same being incurred by

GMAC.

(8)

A certificate by an Officer of GMAC as to the Secured Obligations for the time being shall be binding and conclusive upon the Company.

18.

Provisions Severable

Every provision contained in this Charge shall be severable and distinct from every other such provision and if at any time any one or more of such provisions is or becomes invalid illegal or unenforceable the validity legality and enforceability of the remaining such provisions shall not in any way be affected thereby.

19.

Assignment

GMAC shall have a full and unfettered right to assign the whole or any part of the benefit of this Charge and the assignees and other successors whether immediate or derivative of GMAC who shall be entitled to enforce and proceed upon this Charge in the same manner as if named herein. GMAC shall be entitled to impart any information concerning the Company to any such assignee or other successor or any participant or proposed assignee successor or participant.

20.

GMAC’s Discretions

Any liberty or power which may be exercised or any determination which may be made hereunder by GMAC may be exercised or made in the absolute and unfettered discretion of GMAC which shall not be under any obligation to give reasons therefore.

21.

Law and Jurisdiction

This Charge shall be governed by and construed in accordance with English Law and the Company hereby irrevocably submits for the benefit of GMAC to the jurisdiction of the English courts.

22.

Interpretation

(1)

Section 61 of the Law of Property Act 1925 shall govern the construction hereof and where the context so admits:

(a)

any reference herein to any statute or any provision of any statute shall be deemed to include reference to any statutory modification or reenactment thereof and to any regulations or orders made thereunder and from time to time in force; and

(b)

the expression “subsidiary” is to have the same meaning as in the Companies Act 1985.

(2)

The Clause headings are for reference only and shall not affect the construction of this charge.

23.

Memorandum and Articles

The Company hereby certifies that its creation by this Charge of a charge in favour of

GMAC does not contravene any of the provisions of the Memorandum and Articles of

Association of the Company or its charter or other governing instrument.

IN WITNESS whereof of the Company has duly executed and delivered this Charge as a deed the day and year first above written

EXECUTED (but not delivered until the date hei

BY THE COMPANY acting by

     ~ a Director

and ~ a Director! Secretary*

(Insert full names above and where indicated by * clarify whether the person is a Director or a Secretary.)

EXECUTED AS A DEED by

as Attorney for GMAC COMMRCIAL CREDIT

LIMITED in the presence of

Exhibit 8(a)

List of Significant Subsidiaries (fiscal 2002)

Hibernia Foods plc is an Irish public limited company, which conducts its operations through wholly-owned subsidiaries. Its principal subsidiaries are:

Name                                                                  Jurisdiction of Incorporation

      Hibernia Foods Limited (U.K.)

United Kingdom

Hibernia Chilled Foods Limited (U.K.)

United Kingdom

Hibernia Foods Bakeries Limited (U.K.)

United Kingdom

Exhibit 10(a)

Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No’s 333-9738 and 333-13588) and Form S-8 (No. 333-12646) of our report dated September 25, 2002 relating to the financial statements, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Chartered Accountants

Newcastle upon Tyne, England

September 27, 2002

#